Form 10-K, Exhibit 13
period 1993-12-31
HUBCO INC
filed 1994-03-31
CIK 703559

To Our Stockholders, Customers and Friends:

For HUBCO, 1993 represented a year of growth. Completion of the acquisition of Pilgrim State Bank in June along with the full year effect of our 1992 acquisitions allowed us to attain record levels including $1.042 billion in assets, $14.2 million in earnings and $79.0 million in stockholders' equity.

We believe that our geographic expansion, along with the strengthening of our financial base, will allow us to better serve our customers as a community bank, and be responsive to their needs while responding to changes in the economic climate.

Strong Balance Sheet - Our balance sheet growth during 1993 was primarily due to our acquisition. Total assets increased by 11.8%, deposits expanded by 11% to $936 million and loans increased by 2.5% to $519 million. Stockholders' equity ended the year at $79.0 million, up 15.6% from last year.

Total non-performing assets of $10,022,000 (.96% of assets) were up from last year due partially to our acquisition of Pilgrim State Bank in the second quarter. As a percentage of assets, however, our ratio is among the lowest in New Jersey. Non-accrual loans at year-end were $5,534,000 which represents 1.07% of net loans. Our reserve for possible loan losses of $10,811,000 as a percentage of loans was 2.02% (a record level for HUBCO) and covered 195% of non-accrual loans, 140% of non-performing loans and 108% of non-performing assets at year end. Our credit losses during 1993 continued at a low level.

HUBCO's capital ratios remain strong. At December 31, 1993, our Tier I Capital Ratio was 13.60%, our Total Risk Based Capital Ratio was 14.85% and our Leverage Capital Ratio was 7.22%. These ratios all exceed the regulatory requirements of 6%, 10% and 5% respectively to be considered a well capitalized institution. We expect that our strong capital base will continue to be used to support internal asset generation and allow us to continue our acquisition program.

Stronger Operating Results - Net income for 1993 of $14,202,000 represents a 47% increase over 1992 which had also been a record year. Per share income was affected by our successful stock offering in May of 1992, however, earnings per share still increased by 30% over 1992 to $2.06. For the year, we achieved a return on average assets of 1.44% versus 1.05% last year and a return on average equity of 19.34% up from 17.38% last year.

These results were made possible by a historically strong net interest margin combined with a 12% increase in other income which represents primarily fee driven services. Our efficiency also improved during 1993 as we had fewer non-recurring expenses than in 1992. We maintained our provision for loan losses at a high level during 1993 to ensure adequacy during this period of growth for HUBCO and to account for uncertainty concerning the strength of the New Jersey economy. Our operating results demonstrate the benefit of our acquisition program. As we grow and are able to maintain our interest margin, increase fee income and enhance efficiency, our bottom line results improve dramatically.

Stockholder Recognition - During 1993, the Board declared a 10% stock dividend in April while maintaining the quarterly cash dividend at eleven cents per share. In October, the Board increased the quarterly cash dividend to twelve cents and declared a special year-end dividend of three cents. These actions effectively raised the dividend payout 17.5% over 1992 reflecting the Board's confidence in HUBCO's future prospects.

A Changing Acquisition Environment - The opportunities of the past three years to acquire failed institutions from the Government is winding down as the banking industry becomes healthier and the economy improves. Future opportunities will arise with healthy institutions which either no longer wish to operate under the burdensome government regulations in effect today or which find it difficult to operate profitably and enhance shareholder value in today's economic environment.

HUBCO believes it can continue to be a successful acquirer in this environment. In fact, the last three merger agreements entered into by HUBCO arose in this environment.

Our acquisition philosophy, however, is not changing. We are seeking acquisitions which enhance our franchise and which are accretive to earnings within a short time frame. We will continue to work toward maximizing efficiencies as we grow while devoting attention to asset quality and to internal controls.

Continued Community Banking Focus - We believe that by concentrating our activities in a focused geographic area, we gain a thorough knowledge of our trade area. This allows us to evaluate loan requests faster and to quickly assemble information necessary to reach decisions. We use this competitive advantage to increase market share and to monitor asset quality.

We compete in providing banking services to companies up to $10 million in sales. As our competition grows or are acquired by out of state banks, they often outgrow the ability to provide personalized service to small local companies. We are committed to our community banking focus. In order to ensure that we do not outgrow our customers or this market, we are regionalizing our operations. We have already established a North Region and an Essex Region with their own Presidents who are responsible for maintaining customer contacts and directing the local marketing and sales efforts. We will also be staffing these Regions with commercial lending officers to ensure fast customer response on requests.



To further support these efforts, during this past year we established three new regional Advisory Boards (bringing the total to four). These boards provide feedback on our products and services, help us identify new prospects and to stay in touch with what is happening in our communities.

Incentive Driven Organization - We continue to be an incentive driven organization. Our bonus program is based on three levels of established performance goals: 1) HUBCO must achieve a targeted return on equity; 2) Departments must operate within budgeted income and expense controls; and 3) Individuals must attain established primary objectives. The goals at each level must be met in the order above for the bonus to be paid. The year 1993 was the third consecutive year in which bonuses have been paid under the program.

Besides the bonus program, we have sales incentive programs which pay incentives to officers and employees who refer certain types of new business to the bank. We incentivize the products which are most profitable for us and which we feel will help us to achieve our overall goals.

Finally, we have a branch incentive program which divides our branches into groups based on their size. The branches within each group compete with each other for deposit growth and the generation of mortgage and consumer loans. The top branches in each group receive cash awards for every person in that branch.

We believe that our Incentive Programs are an integral part of our competitive culture and support our strong financial results.

Technology Enhancements - During 1993, we established telephone banking at HUBCO. At present, the service is for inquiries only, but during 1994 this service will be expanded to allow activation of transfers between accounts and loan payments by telephone.

We have determined that our current software system does not provide the flexibility and timely management reports which we need to manage our business in the 90's. We have contracted for a fully integrated software package which will provide more detailed information in a timely manner. This will help us to be more efficient in processing and enhance customer service.
The software should be installed in the second quarter of 1994.

We have also contracted for an imaging system which will capture images of all checks processed. Bank statements and checks will be returned to customers in an imaged format. This system will speed research, streamline our transit operation and provide efficiencies in check processing. We expect that the savings generated from this imaging system net of its cost will result in savings for HUBCO.



Finally, we have established a technology committee to study new technology as it develops and to help identify which items can help us increase market share or become more efficient.

On-Going Strategy - HUBCO's fundamental operating strengths include its strong capital ratios, execellent asset quality, adequate coverage of non-performing loans through its Allowance for Possible Loan
Losses, strong core earnings (with returns on assets and equity which compare favorably with our peer group), an efficient delivery system and a proven track record of successful acquisition activity.

Our core strategies will not change from those which have guided us in the past. Asset quality will continue to receive top priority. Our sales skills will be sharpened and growth in fee income will be stressed. Our emphasis on cost control will not waiver. Banking has always been and will remain a low profit margin industry.

The tide of consolidation in the banking industry will continue both with banks outside New Jersey seeking to enter the State and banks already here seeking to become more efficient through acquisitions. These types of changes, especially when rapid, have a beneficial effect on solid, well managed local institutions. Customers seek institutions which are stable and have a reputation and presence in the community. We expect to capitalize on these customer preferences and expand our customer base in all of the communities we serve.

While we will continue to seek expansion opportunities, a community banking focus will be maintained. When growth through acquisitions ceases to be economically attractive, we will capitalize on our larger branch network and sales skills to sell our services. As we redeploy our investment portfolio into loans, the increased interest margin should replace acquisitions as our engine for earnings growth.

Other Announcements - During 1993, three valued directors retired from our Board. John T. Clark, who had been a Director since 1977 and served as President of the Company until his retirement in 1989, retired from the Board in December. Sheldon S. Goldstein, who had served as a Director since 1986, retired from the Board in November. James C. McClave, our Chairman Emeritus, retired from the Board of Directors in October after a 35 year career in banking with United National Bank of Bergen County and Hudson United Bank. The knowledge, advice and commitment of these three individuals will be missed, and we are sure you will join us in wishing them well in retirement.

We would like to thank our officers and employees for their continuous diligent efforts and success in establishing HUBCO as a premier community bank. We would also like to recognize the Board of Directors for their dedication, insight and advice and our Advisory Councils for their support and help. Finally, we wish to thank our shareholders for their continuing support as our industry evolves. We will continue to do our best to see that your investment and confidence in HUBCO is rewarded.

Sincerely,


	  James E. Schierloh            Kenneth T. Neilson
	  Chairman                      President &
					Chief Executive Officer

SENIOR MANAGEMENT


One of HUBCO's greatest assets is its strong Senior Management team. Individuals who are committed to maximizing your return on investment and dedicated to exercising sound judgement in managing banking risks.

JAMES E. SCHIERLOH
CHAIRMAN OF THE BOARD

Mr. Schierloh, a retired Certified Public Accountant and a Registered Municipal Accountant, was appointed Chairman of the Board of HUBCO, Inc. and Hudson United Bank in September 1990. He has been a
Director for 30 years and was Chairman of Hudson United Bank's
Audit Committee for 26 years. Mr. Schierloh was a partner at Schierloh & Lane and previously with Touche Ross and Price
Waterhouse. He is a graduate of Lehigh University with a B.S. in Accounting.

KENNETH T. NEILSON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Appointed President in September 1989, Mr. Neilson joined Hudson
United Bank in October 1983 and served as First Senior Vice President/Senior Lending Officer and Assistant to the President.
He was previously with The Summit Bancorporation, and American
National Bank . He is a graduate of St. Olaf College and the Stonier Graduate School of Banking. Mr. Neilson is Chairman of the Hudson County Chamber of Commerce, a Trustee of the Franciscan Health Care System of New Jersey, a member of the Executive Committee of the New Jersey Bankers Association, a Director of the New Jersey Chapter of the National Conference of Christians and Jews, and a member of the Executive
Board of the Bergen Council of the Boy Scouts of America. He also serves on the Board of the New Jersey Bankers Political Action
Committee and chairs the Legislation and Taxation Committee of the New Jersey Bankers Association.


WILLIAM J. BEYER, III
FIRST SENIOR VICE PRESIDENT

Appointed First Senior Vice President in October 1991, Mr. Beyer's responsibilities encompass Branch Operations, Annuity and Mutual Funds Sales and General Services. Previously, Mr. Beyer was President of HUB National Bank. His 20 plus years of banking experience include positions in Lending, Business Development and Human Resources Management with The Summit Bancorporation. He is a graduate of Rider College with a B.S. in Finance and serves as a Trustee for Overlook Hospital.

THOMAS J. SHARA, JR.
FIRST SENIOR VICE PRESIDENT AND SENIOR LOAN OFFICER

Mr. Shara has been with Hudson United Bank since 1981. Starting in the officer trainee program, Mr. Shara was rotated through all the departments in the bank during his training. He was assigned permanently to the Commercial Loan area in 1982 and has assumed a variety of positions with the most recent as First Senior Vice President and Senior Loan Officer in July 1990. His areas of responsibility include Commercial Lending, Mortgage Lending, Retail Lending and Business Development. Mr. Shara received his B.S. and M.B.A. degrees from Fairleigh Dickinson University and is on the Board of Directors for the Park Performing Arts Center in Union City and The Boys & Girls Club of Paterson.

D. LYNN VAN BORKULO-NUZZO, Esq.
FIRST SENIOR VICE PRESIDENT AND CORPORATE SECRETARY

Mrs. Van Borkulo-Nuzzo joined Hudson United Bank in 1967 and has worked at the branch level and in various departments including Controllers, Trust and Commercial Loans. She was promoted to First Senior Vice President, Corporate Affairs in 1988 and to Corporate Secretary in 1990. In addition to Corporate Affairs, she is responsible for Compliance and Marketing. Mrs. Van Borkulo-Nuzzo is a graduate of St. Peter's College and received her Law Degree from Seton Hall Law School. Mrs. Van Borkulo-Nuzzo also attended the National Graduate Trust School at Northwestern University.


JOHN F. McILWAIN
CHIEF CREDIT OFFICER

Mr. McIlwain joined Hudson United Bank in July 1992. His current responsibilities include the Credit Department, Loan Review, Loan Operations, Loan Work-Outs and the Collection Department.
Prior to joining Hudson United, Mr. McIlwain spent most of his banking career at Irving Trust/Irving Bank Corporation, serving as Senior Vice President and Deputy Group Executive, Community Banking Group. Mr. McIlwain holds a B.A. in Economics from Duke University and an M.B.A. in Finance from New York University.

MANAGEMENT ANALYSIS

FINANCIAL REVIEW

This financial review presents management's discussion and analysis of operating results and financial condition. It should be read in conjunction with the audited consolidated financial statements and the accompanying notes beginning on page 23 of this report. Unless otherwise noted, all dollar amounts are presented in thousands.

OVERVIEW

During 1993, the Company made use of its strong capital position to once again take advantage of acquisition opportunities in Northern New Jersey, continuing its strategy to attempt to enhance profitability and build market share through both internal growth and acquisitions. HUBCO achieved record results in three key financial areas: earnings, asset base and stockholders' equity. Net income rose 47% to a level of $14.2 million in 1993 from $9.6 million in 1992; assets increased by 11.8% to $1.042 billion at December 31, 1993 from $932 million at year-end 1992; and stockholders' equity reached $79.0 million, a 15.6% increase over the 1992 level of $68.3 million. In addition, HUBCO increased its regular quarterly cash dividend from $.10 per share in the first quarter to $.11 per share in the second and third quarters. For the fourth quarter, the Company increased its regular quarterly cash dividend to $.12 per share and paid a special year-end cash dividend of $.03 per share.

Highlights of the Company's 1993 financial accomplishments include:

       Return on average assets was 1.44%, up from 1.05% in 1992 and .82% in 1991.

       Return on average stockholders' equity was 19.34% for 1993. This compares to 17.38% in 1992 and 12.75% in 1991.

       Net interest margin increased to 5.20% in 1993 from 4.97% in 1992 and 4.94% in 1991, primarily as a result of a 37% increase in average net interest earning assets.

       Efficiency ratio, which measures operating expense as a percentage of recurring tax equivalent income, improved to 53.2% for 1993, down from 69.6% in 1992 and 67.6% in 1991.


       The allowance for possible loan losses represented
       140.20% of non-performing loans at the end of 1993 compared with 116.91% and 87.13% of non-performing loans at December 31, 1992 and December 31, 1991, respectively. As a percentage of total loans, the allowance increased to 2.02% for 1993 from 1.46% for 1992 and 1.41% for 1991.

ACQUISITIONS

HUBCO's acquisition philosophy is to attempt to seek in-market or contiguous market opportunities which HUBCO believes can be accomplished with little dilution to earnings. When evaluating acquisitions, HUBCO conducts a due diligence review to attempt to identify both risks and income potential and then attempts to structure a transaction which allows it to manage the risk while earning a fair return on the investment. HUBCO reviews both government-assisted and private transactions in its acquisition considerations.

In 1993, the Company consummated one acquisition. On June 30, 1993, the Company, through Hudson United Bank ("the Bank"), acquired the branches, deposits and certain assets of Pilgrim State Bank ("Pilgrim") from the Ramapo Bank ("Ramapo") immediately following a merger of Pilgrim into Ramapo. The purchase price for the acquisition was $6 million. Effective July 1, 1993, the Bank opened branches at six locations formerly housing Pilgrim branches. On July 3, 1993, the Bank converted the computer systems and operating procedures of the former Pilgrim branches to conform to its own.

In 1992, the Company consummated two acquisitions.  On
February 21, 1992, the Company, through the Bank, acquired the deposits and certain of the loans of Irving Federal Savings and Loan Association (Irving) from the Resolution Trust Corporation
(RTC). Effective February 22, 1992, the Bank opened branches at five of the eight locations formerly housing Irving branches. The accounts of Irving's other three branches were consolidated into other acquired branches of Irving. The Bank paid the RTC a premium of $5 thousand in connection with the acquisition of the deposits. The Bank purchased certain of the loans at a premium over their par value and others at a discount from their par value. The Bank's purchase of the loans resulted in a net unamortized discount. From this net discount, the Bank allocated $1.5 million to its allowance for possible loans losses to cover the risks inherent in the acquired loans.

On March 13, 1992, the Company, through the Bank, acquired the insured deposits of Broadway Bank and Trust Co. (Broadway) from the Federal Deposit Insurance Corporation (FDIC). Effective March 16, 1992, the Bank opened branches at all eight locations formerly housing Broadway branches. The Bank paid the FDIC a premium of $3.4 million in connection with the acquisition of the Broadway deposits.

The significant financial information relative to the 1992 and 1993 acquisitions is set forth in Note (2) to the financial statements.

At the end of 1993, the Company had two acquisitions pending.
In May 1993, the Company and the Bank agreed to acquire Statewide Savings Bank, SLA in a merger-conversion transaction. In November 1993, the Company and the Bank agreed to acquire Washington Bancorp, Inc. and its subsidiary, Washington Savings Bank. Both acquisitions are still awaiting various regulatory approvals, and there can be no assurances that the acquisitions will be consummated. Additional information relative to the pending acquisitions is set forth in Note (2) to the financial statements.

RESULTS OF OPERATIONS

EARNINGS SUMMARY

HUBCO earned net income of $14,202, or $2.06 per share in 1993 compared to $9,641, or $1.58 per share, in 1992 and $5,021, or $1.01 per share, in 1991. Key factors contributing to HUBCO's strong earnings improvement in 1993 were increases in net interest income and total other income of $6,005, or 14.6%, and $949, or 12.4%, respectively. A significant decrease in total other expenses of $4,378, or 12.7%, also contributed to 1993's earnings enhancement, along with a decrease of $516, or 12.5%, in the provision for loan losses. Partially offsetting the 1993 gains was an increase in the provision for income taxes of $7,287, which was significantly larger than the 1992 provision.

For the year ended December 31, 1992, the reported earnings of $9,641 represented an increase of $4,620, or 92.0%, compared with 1991. The increase was primarily attributable to increases of $14,541 and $2,186 in net interest income and total other income and a decrease in the provision for income taxes of $1,772. The 1992 gains were partially offset by increases in the provision for possible loan losses and in total other expenses of $1,804 and $12,075, respectively.

NET INTEREST INCOME

The Company's principal source of revenue is its net interest income, which is the difference between the interest earned on assets and interest paid on the funds acquired to support those assets. The principal interest earning assets are loans made to businesses and individuals, followed by investment securities and federal funds sold in the inter-bank market. Net interest income is affected by the balances and mix of interest-earning assets and interest-bearing liabilities and changes in their corresponding yield and costs, and by the volume of interest earning assets funded by non-interest bearing deposits.

The tables presented on page 8 show, for the three years ended December 31, 1993, 1992 and 1991 the average distribution of assets, liabilities and stockholders' equity and the interest earned or paid on related items, as well as the Company's net yield on interest earning assets (i.e., net interest income divided by average interest earning assets). Non-taxable income from loans and investment securities is presented on a tax-equivalent basis whereby tax-exempt income is adjusted upward by an amount equivalent to the prevailing federal income taxes that would have been paid if the income had been fully taxable. The assumed tax rate was 35% in 1993 and 34% in 1992 and 1991.

	                       DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS'
	                        EQUITY:  INTEREST RATES AND INTEREST DIFFERENTIALS
			                                  (In Thousands of Dollars)
					                                    1993                              1992                                1991
			                        Average                Yield/     Average                  Yield/     Average                Yield/
                   			     Balance     Interest    Rate      Balance     Interest     Rate       Balance      Interest  Rate
ASSETS
Interest Earning Assets:
Domestic Loans & Direct
  Lease Financing(1):

Taxable                     $517,761     $43,240    8.35%      $505,464    $45,004       8.90%     $397,416     $39,550    9.95%
Nontaxable                     5,182         471    9.09          6,026        609      10.11         6,181         774   12.52
Taxable Investment
    Securities               345,845      22,350    6.46        278,119     19,991       7.19       113,744       9,286    8.16
Nontaxable Investment
    Securities                23,403       1,680    7.18         16,015      1,374       8.58        24,922       2,295    9.21
Federal Funds Sold
     and Securities
     Purchased
     Under Agreements
     to Resell                25,895         771    2.98         32,782      1,342       4.09        15,139         896    5.92
Time Deposits in
   Other Banks,
   Domestic                        -           -       -              -          -          -            18           1    5.56
                     			    --------     -------               --------    -------                 --------     -------
   Total Interest Earning
       Assets                918,086      68,512    7.46        838,406     68,320       8.15       557,420      52,802    9.47
Noninterest Earning Assets:
Cash and Due
    from Banks                42,699                             48,812                              31,089
Premises and
   Equipment,Net              17,603                             14,277                              11,968
Accrued Interest
    Receivable                 8,291                              8,346                               5,607
Other Assets                  10,216                             15,710                              10,289
Less Allowance for
    Possible Loan
    Losses                    (9,001)                            (7,435)                             (6,076)
			                         --------                           --------                            --------
       TOTAL                $987,894                           $918,116                            $610,297
                     			    ========                           ========                            ========


LIABILITIES AND STOCKHOLDERS' EQUITY

					                                        1993                              1992                                1991
			                            	Average                Yield/     Average                 Yield/      Average               Yield
                            				Balance     Interest    Rate      Balance     Interest     Rate       Balance     Interest  Rate
Interest Bearing Liabilities:
Demand Deposits                $112,836      $3,095    2.74%      $ 97,494    $ 3,256       3.34%     $ 63,34      $ 3,064  4.84%
Savings Deposits                342,540       8,833    2.58        278,925      9,094       3.26       174,55        8,482  4.86
Time Deposits                   251,128       8,451    3.37        303,029     13,744       4.54       197,02       12,864  6.53
Federal Funds Purchased
and Securities Sold
    Under Agreements to
    Repurchase                   14,603         333    2.28         14,500        480       3.31        13,79          660  4.79
Other                               938          29    3.09          1,269         59       4.65         2,86          217  7.59
			                            --------      -------               --------    -------                 -------      -------
Total Interest Bearing
  Liabilities                   722,045      20,741    2.87        695,217     26,633       3.83       451,57       25,287  5.60
Noninterest Bearing
  Liabilities:
  Demand Deposits               185,848                            152,397                             113,504
  Other                           6,550                             15,035                               5,851
			                            --------                           --------                            --------
			                            	914,443                            862,649                             570,930
Stockholders' Equity             73,451                             55,467                              39,367
			                            --------                           --------                            --------
       TOTAL                   $987,894                           $918,116                            $610,297
			                            ========                           ========                            ========
Net Interest Earnings                        $47,771                           $41,687                              $27,515
				                                   	     =======                           =======                              =======
Net Yield on Interest
  Earning Assets                                       5.20%                                4.97%                           4.94%
						                                                 ====                                 ====                            ====
Tax Equivalent Adjustments:
   Loans                                     $   165                           $   207                              $   263
   Investment Securities                         588                               467                                  780
					                                        -------                           -------                              -------
       TOTAL                                 $   753                           $   674                              $ 1,043
                                    				     =======                           =======                              =======

(1) For the purpose of these computations, non-accruing loans are included in the daily average loan amount outstanding. Fees are included in loan interest.  Loans and total interest earning assets are net of unearned income.

In 1993, net interest income increased to $47,018 from $41,013 in 1992, an increase of $6,005, or 14.6%. This increase was due to an increase of $52,852, or 36.9%, in net average interest earning assets (average interest earning assets less average interest paying liabilities) and a greater decline in interest rates on interest bearing liabilities (96 basis points) than the corresponding decline in yield on interest earning assets (69 basis points).

Interest income on a tax-equivalent basis increased by only
$192, or .3%, during 1993 despite an increase of $79,680 in average interest earning assets volume. A key factor in the moderate increase was the decrease in yield on total interest earning assets
- - - - from 8.15% in 1992 to 7.46% in 1993 - which significantly reduced any gain in interest earnings as a result of volume. However, the increase in the average investment portfolio of $75,114, or 25.5%, more than offset the decreased average yield on the portfolio and posted a net increase to earnings of $2,665. During 1992, an average increase of $155,468, or 112.1%, in the investment portfolio also contributed to increased interest income. The exceptionally large increase in 1992 had been a result of the funds received by the Bank in the Irving and Broadway acquisitions, net of deposit runoff, which had been invested predominantly in government securities. The yield on the Company's taxable investment portfolio decreased to 6.46% in 1993 from 7.19% in 1992 and 8.16% in 1991. The tax-equivalent yield on the non-taxable investment securities portfolio declined to 7.18% in 1993 from 8.58% in 1992 and 9.21% in 1991. The decreases in the investment portfolio yields from 1991 to 1993 were attributable to lower market interest rates on instruments purchased to replace higher yielding securities which matured. The increase in average loan volume of $11,453, or 2.24%, during 1993 was not significant enough to offset the decreased average yield on the portfolio. During 1992, the increase in the loan portfolio of $107,893, or 26.7%, had been more than sufficient to offset the loss in interest earnings created by the decline in yields. The average yield on the Company's taxable domestic loan portfolio decreased to 8.35% in 1993 from 8.90% in 1992 and 9.95% in 1991. The tax-equivalent yield on the non-taxable loan portfolio decreased to 9.09% in 1993 from 10.11% in 1992 and 12.52% in 1991. These decreases in yield were a result of general declines in market interest rates. In 1993, the interest income impact of non-performing loans lowered the yield on taxable loans by 12 basis points, compared to 9 basis points in 1992 and 6 basis points in 1991.

Interest expense decreased by $5,892, or 22.1%, during 1993. Although the volume of interest bearing liabilities increased by $26,828, or 3.9%, the decrease of 96 basis points in the cost of funds was sufficient enough to generate a reduction in interest expense. This was in direct contrast to the situation in 1992, where a significant decline (177 basis points) in the cost of funds was not enough to offset the additional expense generated by an increased volume of $243,642, or 54.0%. Non-interest bearing deposits, which had decreased to 18% of total average deposits during 1992 due to the acquisitions, rose to 21% of average deposits during 1993, falling once again within the pre-1992 levels of 19 - 21%.

The net interest margin, which measures net interest income as a percent of average earning assets, was 5.20% for 1993. This is an improvement over the 1992 and 1991 levels of 4.97% and 4.94%, respectively.

The table on page 10 sets forth the changes in interest income and interest expense as they relate to changes in volume and changes in rate for the years 1993, 1992 and 1991.


                	      CHANGES IN NET INTEREST EARNINGS DUE TO VOLUME/RATE

                                  					   1993 Compared to 1992           1992 Compared to 1991
				                                  	 Increase/(Decrease) Due To      Increase/(Decrease) Due To
                           				       Volume      Rate        Net     Volume      Rate        Net
Interest Earned On:
   Domestic Loans and Direct
     Lease Financing:
      Taxable                          $1,072   $(2,836)   $(1,764)   $ 9,941   $(4,487)   $ 5,454
      Nontaxable                          (80)      (58)      (138)       (19)     (146)      (165)
   Taxable Investment Securities        4,530    (2,171)     2,359     11,930    (1,225)    10,705
   Nontaxable Investment Securities       557      (251)       306       (773)     (148)      (921)
   Federal Funds Sold and
     Securities Purchased under
     Agreements to Resell                (249)     (322)      (571)       790      (344)       446
   Domestic Time Deposits                   -         -          -         (1)       --         (1)
                             				       ------   -------    -------    -------   -------    -------
Total Interest Earning Assets          $5,830   $(5,638)   $   192    $21,868   $(6,350)   $15,518
                             				       ======   =======    =======    =======   =======    =======


Interest Paid On:
   Demand Deposits                     $  471   $  (632)   $  (161)   $ 1,328   $(1,136)   $   192
   Savings Deposits                     1,845    (2,106)      (261)     3,997    (3,385)       612
   Time Deposits                       (2,113)   (3,180)    (5,293)     5,568    (4,688)       880

   Federal Funds Purchased and
     Securities Sold Under Agreements
     to Repurchase                          3      (150)      (147)        33      (213)      (180)

   Other                                  (13)      (17)       (30)       (93)      (65)      (158)
                                   					------  --------   --------   --------  --------   --------
Total Interest Bearing Liabilities     $  193   $(6,085)   $(5,892)   $10,833   $(9,487)   $ 1,346
				                                   =======  ========   ========   ========  ========   ========
Net Interest Earnings                  $5,637   $   447    $ 6,084    $11,035   $ 3,137    $14,172
				                                   =======  ========   ========   ========  ========   ========

During 1993, interest income rose only $192 due to a $5,830 increase from volume being significantly offset by a $5,638 reduction due to lower rates. Interest expense decreased by $5,892 in 1993 due to a $193 increase from volume which was more than offset by a significant $6,085 savings from rate reductions.
During 1992, interest income also increased by a net $15,518 as a $21,868 increase from volume was only partially offset by a $6,350 reduction due to lower rates. However, in 1992 an increase in interest expense of $10,833 due to volume was only partially offset by a $9,487 savings from rate producing a net increase of $1,346 in interest expense compared to 1991. The rate/volume combinations resulted in increased net interest income of $6,084 and $14,172 for 1993 and 1992, respectively.

PROVISION FOR POSSIBLE LOAN LOSSES

The Company maintains an allowance for possible loan losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio. The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. Management formally reviews the loan portfolio and evaluates credit risk on a quarterly basis throughout the year. Such review endeavors to take into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by portfolio, industry trends and the impact of local and national economic conditions. See "Asset Quality".

The provision for possible loan losses was $3,600 for 1993 compared to $4,116 for 1992. This decrease of $516, or 12.5%, was a result of the perception that the local economy is improving. During 1992, the provision for possible loan losses was $4,116 compared to $2,312 for 1991. This $1,804, or 78.0%, increase in the provision was made to account for loans acquired in the Irving and Broadway transactions, and to replenish the allowance after several loans were charged off.

OTHER INCOME

Total other income increased $949, or 12.4%, in 1993.
The increase in total other income in 1992 from 1991, was $2,186, or 40.0%, for the year.

Investment securities gains (losses) for the three years ended
December 31, 1993, 1992 and 1991 were $0, $(26) and $39,
respectively, reflective of the Company's intentions to hold its securities until maturity.

The Company derived $5,981 in service charges on deposit accounts during 1993, an increase from 1992 of $1,149, or 23.8%. In 1992, income from service charges on deposit accounts had increased by $1,107, or 29.7%, from 1991. In both instances, the increased fees are a result of the increased volume in demand deposit accounts. Average demand deposit accounts (interest bearing and non-interest bearing) increased by $48,793, or 19.5%, in 1993 and by $73,039, or 41.3%, in 1992 as a result of internal growth and the acquisitions completed in the respective years.

Slightly offsetting the gain in service charges was a decrease during 1993 in other income of $160, or 7.1%. The decrease is primarily attributable to the swing between the two years on miscellaneous gains and losses, which includes gains or losses booked on teller differences, fraudulent checks cashed, inventory write-offs, equipment obsolescence and property sales, etc. During 1993, miscellaneous gains and losses generated a net loss of $394, which is included in other expenses, compared to a net gain of $155 included in 1992's other income. Annuity sale fees for 1993 also declined by $293, or 75.5%, due to the restructuring of the annuity program. Annuity sales for 1992 had increased by $320, or 285.7%, over 1991 under the previous program. A third item contributing to the decrease in other income is the decline in income from acquisition-related settlement items. This income is generated from the settlement procedures utilized by the RTC and the FDIC on regulatory-assisted transactions, and is based on the various timing schedules for settlement that run throughout a period of approximately one year on these transactions. During 1992, the Irving and Broadway acquisitions created income on settlement items totalling $315, which represented an increase of $200, or 173.9%, over the 1991 settlement income generated by the Center transaction. As final settlement of the Irving and Broadway transactions extended into 1993, additional settlement income was derived in the amount of $288, a decrease of $27, or 8.6%, over 1992. The pending Statewide and Washington acquisitions are private transactions and will not generate income of this nature during 1994 if they are consummated. Offsetting these decreases in other income items were increases during 1993 in credit card income and branch service-related fee income of $110, or 74.8%, and $294, or 41.1%, respectively. During 1992, credit card processing fees were basically unchanged from 1991, while branch service-related fee income had decreased by $120, or 14.4%.

OTHER EXPENSES

Total other expenses decreased by $4,378, or 12.7%, to $29,971 during 1993 from $34,349 in 1992. The Pilgrim acquisition impacted many categories as the costs for six additional branch locations, with their related staffing, occupancy and equipment needs, were absorbed. Salaries increased by $1,435, or 13.7%, as a result of the increased number of employees and annual salary increases of approximately 4.0%. Pension and other employee benefits increased by $1,362, or 42.2%, primarily due to salary-related increases in payroll taxes of $140, or 13.6%; insurance increases of $393, or 29.1%, due to a 1992 plan termination that resulted in a $265 credit in 1992 and a $66 increase in 1993 due to the Pilgrim acquisition, and also an increase in the contingent performance bonus accrual of $447, or 55.7%. Other expenses had increased by $12,075, or 54.2%, in 1992 primarily as a result of the two acquisitions in the first quarter of 1992 and the charitable contribution made at year-end 1992.

Despite the mid-year addition of the six Pilgrim locations, occupancy expense decreased during 1993 by $126, or 4.0%. This decrease was achieved through the closing of a branch in North Bergen, the sale of an office building in Old Bridge, the renegotiation of several of the acquired leases and significant real estate tax refunds arising from several successful tax appeals. Equipment expense increased during 1993 by $200, or 11.4%, due to the additional equipment needs of the acquired Pilgrim branches. During 1992, the increase in occupancy and equipment expense was $831, or 20.2%, which included in-house computer system upgrades to accommodate the 1992 acquisitions.

The reduction of $443, or 78.8%, in the net cost to operate other real estate during 1993 is the result of a year-end 1992 charitable donation of a $4,000 property which also explains the decrease of $3,999, or 99.2%, in charitable contribution expenses for 1993. The property, which was donated to four local urban hospitals, was responsible for the 1992 increases in the net cost to operate other real estate and in charitable contributions of $81 and $4,000, respectively. Deposit and other insurance costs increased in general, and the Company absorbed additional expense in 1993 of $276, or 13.9%, compared with a $670, or 50.9%, increase in 1992. Both increases were primarily related to additional FDIC insurance premiums due to the increased size of the Company. Outside service fees were flat as the Company strove to streamline the operations of the acquired institutions. Outside service fees during 1992 had increased by $112, or 4.2%, due mostly to acquisition-related items. Amortization of intangible assets was $0 during 1993, compared to $2,424 in 1992 and $292 in 1991. The increase of $2,132 in 1992 represented the full write-off of the Broadway and Irving core deposit intangibles, as well as the write-off of the remaining balance of goodwill resulting from the 1983 acquisition of Pan American National Bank, thereby eliminating the balance of intangible assets as of December 31, 1992. Other expenses decreased during 1993 by $651, or 16.7%, due primarily to the following: a decrease of $213, or 19.5%, in operating supplies resulting from the merger of HUB National Bank into Hudson United Bank on September 25, 1992, creating efficiencies of scale; a reduction of $142, or 30.0%, in telephone expense generated from the installation of a more efficient system; and a decrease in acquisition costs of $257, or 54.8%, based on the difference in the type and magnitude of the 1993 acquisition compared with the 1992 acquisitions. During 1992, other expenses had increased by $1,835, or 88.5%, most of which was acquisition-related.

FEDERAL INCOME TAXES

The federal income tax provision of $6,976 in 1993 compares with $207 in 1992 and $1,725 in 1991. The 1993 increase of $6,769 over the 1992 tax provision is due to two non-recurring events in 1992 which reduced the 1992 provision - a $1,475 reversal of previously accrued tax liabilities that were no longer deemed necessary, and a $2,400 tax benefit related to the $4,000 charitable contribution in 1992. Excluding those two items in 1992, the 1993 provision would have increased by approximately $4.0 million based on an increase in net income before federal income taxes of $11,330, or 115.0%, and also based on an increase in the statutory federal income tax rate of 1%. The effective federal income tax rates for 1993, 1992 and 1991 were 32%, 2%, and 23%, respectively.

FINANCIAL CONDITION

Total assets at December 31, 1993 increased by $109,914, or
11.8%, over the prior year-end as a direct result of the Pilgrim acquisition. The most significant change is reflected in the increase of $104,163, or 32.3%, in the investment portfolio. Total loans increased by $13,896, or 2.7%. Cash and due from banks increased by $11,142, or 29.0%, due to the acquired correspondent bank accounts and to the increase in the target balance and reserves required to be maintained at the Federal Reserve Bank to support the increased deposit levels. Premises and equipment increased by $2,904, or 19.2%. Of that amount, $672 represents properties acquired in the Pilgrim transaction. The remaining increase of $2,232 is primarily attributable to the closings early in 1993 on real estate purchases from the RTC and the FDIC of former Irving and Broadway branch locations which are now branches
of Hudson United Bank.   Accrued interest receivable increased by
$766 as a result of the increased volume in the loan and investment portfolios. The deposit increase of $92,462 was attained through the acquisition of Pilgrim. Federal funds purchased and securities sold under agreements to repurchase increased by $5,496 due to normal business cycle balance fluctuations and the movement of some Pilgrim transaction accounts into this account type.

At December 31, 1992, total assets had increased $258,752 over December 31, 1991. The increase was funded primarily by a $234,369 increase in deposits resulting from the acquisitions of Irving and Broadway. The most significant change in 1992 was the $46,658 increase in net loans, all of which were acquisition-related.

LOAN PORTFOLIO

The Company's loan portfolio at December 31, 1993 totalled $534,765, an increase of $13,896, or 2.7%, over year-end 1992.
Excluding the Pilgrim acquisition effect, the portfolio decreased $32,774, or 6.3%, for a number of reasons. The Company began selling fixed rate residential mortgage loans in the secondary market, continued to de-emphasize the making of indirect loans, and received payoffs on certain loans in its portfolio. This was compounded by weak loan demand as consumer confidence in the economic recovery faltered in the face of a new administration and a weak regional economy. Also, a general return to health on the part of the Company's competitors with a renewed desire to lend, further impacted the already small market of creditworthy borrowers.

The Company's loans are primarily to businesses and individuals located in northern New Jersey. The below table presents a summary of the Company's loan portfolio:


						                                                  December 31
                                   					     1993          1992          1991
- - - -----------------------------------------------------------------------------
Loans secured by real estate:
Residential mortgage loans-fixed         $  81,281      $  85,887    $  58,250
  Residential mortgage loans-variable       68,451         72,580       62,599
  Residential home equity loans             38,103         25,578       25,420
  Construction loans                         7,117          3,777        3,108
  Commercial mortgage loans                107,577        115,413       94,820
			                                   		 ---------      ---------     --------
					                                      302,529        303,235      244,197
				                                   	 ---------      ---------     --------
Commercial and industrial loans:
Secured by real estate                      34,789         24,366       12,939
  Other                                    139,899        130,139      153,612
			                                    	 ---------       --------     --------
					                                      174,688        154,505      166,551
				                                   	 ---------       --------     --------
Loans to individuals for household,
  family and other personal
  expenditures                              57,548         63,129       65,006
				                                   	 ---------       --------     --------
			                                   		 $ 534,765       $520,869     $475,754
				                                   	 =========       ========     ========


At December 31, 1993, residential mortgage loans, including home equity loans, amounted to $187,835 or 35.1%, of the Company's total loan portfolio. Residential loans are predominantly secured by one to four family properties in the Bank's primary market area of northern New Jersey. Loans kept for the Bank's portfolio are primarily underwritten to FNMA anf FHLMC standards.
Loan to value ratios generally do not exceed 75%, and terms do not exceed 20 years for loans maintained in the Company's portfolio. Residential mortgage loans increased by $3,790, or 2.1%, as a result of loans obtained through the Pilgrim acquisition. Discounting the acquired loans of $15,510, residential mortgage loans decreased by $11,720, or 6.4%, due to payments, refinances, and the sale of newly generated loans to the secondary market in an effort to build the mortgage servicing portfolio. From 1991 to 1992, residential mortgage loans increased by $37,776, or 25.8%, all of which was attributable to the Irving acquisition.

Construction loans are made only to what the Company views as a select group of well established local developers. Construction loans are primarily made on buildings which are generally under contract before being built. The Company inspects properties prior to advances being made. Construction loans increased by $3,340, or 88.4%, in 1993 from 1992 as a result of one new loan. There was a moderate increase in construction loans during 1992.

Commercial mortgage loans are generally made to local property owners and are written under the following underwriting standards: generally, debt service coverage must be at least 125%, and the loan to value ratio may not exceed 67% of the lesser of the purchase price or appraised value. Most of the Company's commercial mortgage loans are for a maximum term of 15 years requiring fixed principal plus interest payments under which the borrower pays off an equal amount of the principal balance of the loan each month. For example a borrower with a loan maturing in five years would pay off 1/60 of the principal balance of the loan plus interest each month. The effect of such payment is to reduce the principal balance of the loan more rapidly than a traditional amortization schedule or balloon loan. Commercial mortgage loans decreased by $7,836, or 6.8%, from 1992 to 1993 despite $2,330 in commercial mortgage loans acquired from Pilgrim.The decrease is primarily attributable to heavy principal payments on 15-year commercial mortgages and a decline in activity for this type of loan. Commercial mortgage loans increased from 1991 to 1992 by $20,593, or 21.7%. Approximately $15,500 of the increase was obtained through the Company's acquisition of Irving and the remainder through internal growth. The commercial mortgage portfolio is comprised primarily of owner occupied properties.

Commercial loans generally are made to companies located within the Bank's market area and generally consist of loans to operating companies such as manufacturers, wholesalers and retailers. Commercial borrowers must provide three years of financial statements along with financial statements of the individual owners of the borrowing entity. These loans are generally collateralized and personally guaranteed by such owners. Commercial loans are made for various purposes including working capital, capital purchases, or expansion. Working capital loans generally are made for a term of one year. Loans for capital purchases and expansion are generally extended for three to seven years. Commercial and industrial loans increased by $20,183, or 13.1%, during 1993, as a result of the Pilgrim acquisition, a new business development calling program, and an expanded customer base generated through the establish-ment of local advisory boards. From 1991 to 1992, commercial and industrial loans decreased by $12,046, or 7.2%. As existing loans repayed, the volume of new loans was not sufficient to offset runoff.

Loans to individuals are installment loans made to individuals, primarily for automobiles. These loans are underwritten to predetermined income and debt ratios. On automobile loans, title to the auto is held as collateral. Loans to individuals decreased $5,581, or 8.8%, as a result of a phaseout of our in-direct loan program and a general reluctance by consumers to borrow during a continuing weak local economy. In addition, many customers converted existing personal loans into home equity loans, which are carried under loans secured by real estate. Loans to individuals decreased from 1991 to 1992 by $1,877, or 2.9%, which was attributable to a general slowdown in consumer purchases of new automobiles.

Other loans consist of non-installment loans to individuals for non-personal purposes and finance leases. The Company discontinued its lease program in 1989 but some leases originating before that time remain in the portfolio. Other loans decreased by $4,899, or 19.3%, during 1993. Included in the decrease is a decrease of $1,522, or 92.6%, in leases. The remaining decrease of $3,377 resulted from the payoffs received. Other loans, net of a $4,514 runoff in leases, had increased during 1992 due to new volume, primarily loans secured by marketable collateral.

ASSET QUALITY

The Company's principal earning assets are its loans, which are primarily to businesses and individuals located in New Jersey. Inherent in the lending function is the risk of deterioration in borrowers' ability to repay loans under existing loan agreements. Risk elements include nonaccrual, past due and restructured loans, potential problem loans, loan concentrations and other real estate.

Although the Company actively solicits creditworthy borrowers, prevailing market conditions have required a strict monitoring process for credit risk. This process requires scrutiny at all levels -- the initial application, analysis of ongoing ability to pay according to terms, determination of the appropriateness of collateral, periodic loan review and the periodic review of the adequacy of the allowance for possible loan losses.

The following table summarizes the Company's non-performing assets:

				                                   	   December 31
                             				   1993      1992      1991

Nonaccruing Loans:
    Commercial                    $1,391    $1,310   $ 1,928
    Real Estate                    3,398     2,124     1,537
    Installment                      745       814       695
                            				  ------     -----   -------
     TOTAL NONACCRUING LOANS       5,534     4,248     4,160
Renegotiated Loans                 2,177     2,257     3,527
                            				  ------     -----    ------
     TOTAL NON-PERFORMING LOANS    7,711     6,505     7,687

Other Real Estate                  2,311     1,252     5,683
                             			  ------     -----    ------
     TOTAL NON-PERFORMING ASSETS $10,022    $7,757   $13,370
			                            	  ======     =====    ======
Ratios:
  Nonaccruing Loans to
    Total Loans Outstanding        1.03%     0.82%     0.87%
  Non-Performing Assets to
    Total Assets                    .96%     0.83%     1.99%
  Allowance for Possible Loan
    Losses to Non-Accruing
    Loans                        195.36%   179.03%   161.01%
  Allowance for Possible Loan
    Losses to Non-performing
    Loans                        140.20%   116.91%    87.13%


The Company prior to 1992 included loans past due 90 days or more and accruing in its definition of non-performing loans and non-performing assets. This is a more conservative approach than is generally used by other commercial banks, which exclude loans past due 90 days or more and accruing from non-performing loans and non-performing assets. In order to present its asset quality discussion to the reader in a format that is comparable to other financial institutions, the Company has adopted the more prevalent reporting method and has excluded past due loans.

At December 31, 1993, loans past due 90 days or more and still accruing and the applicable asset quality ratios were as follows:

		   Loans Past Due 90 Days or More and Accruing:

				                                December 31
			                           1993      1992      1991

  Commercial                 $1,139    $  589    $  636
  Real Estate                   225       647       301
  Installment                    79       173       244
                     			     ------    ------    ------
	  TOTAL LOANS
	  PAST DUE 90
	 DAYS OR MORE
	 AND ACCRUING               $1,443    $1,409    $1,181
			                          ======    ======    ======
  Ratios:

  Loans Past Due 90
     Days or More
     and Accruing
     to Total Loans
     Outstanding              .27%       .27%      .25%

  Loans Past Due 90
     Days or More
     and Accruing to
     Total Assets             .14%       .15%      .18%


The amount of interest income on non-performing loans which would have been recorded had these loans continued to perform under their original terms amounts to $813, $563 and $423 for the years ended December 31, 1993, 1992 and 1991, respectively. The amount of interest income recorded on such loans was $193, $96 and $177 for the years ended December 31, 1993, 1992 and 1991, respectively. The Company has no outstanding commitments to advance additional funds to borrowers with non-performing loans.

Nonaccruing loans consist of commercial, real estate and installment loans on which the Company has ceased accruing interest. The majority of non-accruing loans are secured and each has an attorney working with the loan officer to attempt to resolve the problem. Nonaccruing commercial loans increased by $81, or 6.2%, in 1993. As a result of the Pilgrim acquisition, the Company obtained non-accruing commercial loans totalling $504. Not counting the acquired loans, non-accruing commercial loans decreased in 1993 by $423, or 32.3% as a result of collections and charge-offs. During 1992, non-accruing commercial loans decreased by $618, or 32.1%, also as a result of collections and charge-offs.

Nonaccruing real estate loans are principally loans in foreclosure secured by real estate, primarily single family residential properties and some commercial properties. From
1992 to 1993, nonaccruing real estate loans increased $1,274, or 60.0%, and from 1991 to 1992, nonaccruing real estate loans increased $587, or 38.2%. In both instances, the increase is due to the continuation of a poor regional economy and the long foreclosure process in New Jersey. Management does not anticipate incurring a material loss from the resolution of these loans.

Nonaccruing installment loans are loans to individuals.
Generally such loans are secured by automobiles or real estate. At December 31, 1993, nonaccruing installment loans were $745, or .68%, of the consumer portfolio. This represents a decrease of $69, or 8.5%. From 1991 to 1992, non-accruing installment loans increased by $119, or 17.1%.

Renegotiated loans are loans which are renegotiated to assist borrowers after the borrower has suffered adverse effects in financial condition. Terms are tailored to fit the ability of the borrower to repay in line with its current financial status. This category consists primarily of commercial loans. The decrease in renegotiated loans from 1992 to 1993 of $80, or 3.5%, is the result of principal reductions made by the borrowers. The decrease in this category from 1991 to 1992 of $1,270, or 36.0%, is due to the return to performing status of loans previously considered to be non-performing.

Other real estate ("ORE") consists of property on which the Bank has completed or substantially completed foreclosure proceedings. Before a property is placed in ORE, a current appraisal is ordered to determine current market value. Loans are written down to market value before being moved to ORE.

The increase of $1,059, or 84.6%, in ORE from 1992 to 1993 is due to the foreclosures or in-substance foreclosures on four commercial properties and the addition of a $500 commercial property acquired from Pilgrim.

The decrease in ORE from 1991 to 1992 of $4,431, or 78.0%, is due to the disposal during 1992 of four properties that had been carried as other real estate since 1991. The Company sold three properties in open market sales for a total reduction of $454 to other real estate. The fourth property was donated by the Company jointly to the foundations of the Franciscan Health System of New Jersey, Inc., Palisades General Hospital, St. Joseph's Hospital, and Barnert Hospital.

All costs associated with the holding and maintaining of ORE properties are expensed as incurred.

Total non-performing loans increased from $6,505 at December
31, 1992 to $7,711 at December 31, 1993, an increase of $1,206, or
18.5%, all of which is attributable to the non-performing loans acquired from Pilgrim. As a percentage of total loans, non-performing loans decreased from 1.25% in 1992 to 1.03% in 1993.

Total non-performing loans decreased from $7,687 in 1991 to $6,505 in 1992, a decrease of $1,182, or 15.4%. Total non-
performing loans as a percentage of loans decreased from 1.62% in 1991 to 1.25% in 1992.

Efforts to control and improve the level of non-performing loans are continuing. Efforts are made to identify slow paying loans and generally collection efforts are instituted. After identification, steps are taken to understand the problems of the borrower and to work with the borrower toward resolving the problem, if practicable. Continuing collection efforts are a priority for the Bank.

Loans past due 90 days or more and still accruing consist of commercial, real estate and installment loans which are experiencing temporary difficulties. Such loans are categorized as accruing if the Bank believes that the delinquency is temporary and the loan is adequately collateralized and in the process of collection. Loans which are not expected to be resolved on a timely basis are put on nonaccrual status and collection efforts are begun. The increase in loans past due 90 days or more from 1992 to 1993 of $34, or 2.4%, and from 1991 to 1992 of $228, or
19.3%, were primarily due to increases in overall loan volume, coupled with continuing poor economic conditions.

Loan concentrations are considered to exist when there are amounts loaned to separate borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. At December 31, 1993, 1992 and 1991, there were no concentrations of loans exceeding 10% of total loans which are not otherwise disclosed as a category in Note (5) to HUBCO's financial statements included elsewhere in this Annual Report.

The following is a summary of the activity in the allowance for possible loan losses, broken down by loan category:

					                                         	  Year Ended December 31

                                   					       1993        1992        1991

Amount of Loans Outstanding at End of Year   $534,765    $520,869    $475,754
					                                        ========    ========    ========
Daily Average Amount of Loans                $529,340    $520,305    $414,667
                                   					     ========    ========    ========
Balance of Allowance for Possible
  Loan Losses at Beginning of Year           $  7,605    $  6,698    $  5,232

Loans Charged Off:
  Commercial, Financial and Agricultural         (637)     (4,622)     (2,038)
  Real Estate - Construction                       (-)         (-)         (-)
  Real Estate - Mortgage                         (138)       (227)       (237)
  Installment                                    (283)       (337)       (336)
  Lease Financing                                (122)       (355)       (364)
                                   					      --------    --------    --------
Total Loans Charged Off                        (1,180)     (5,541)     (2,975)
					                                         --------    --------    --------
Recoveries of Loans Previously Charged Off:
  Commercial, Financial and Agricultural          141         609         185
  Real Estate - Construction                        -           -           -
  Real Estate - Mortgage                           59           8           -
  Installment                                     104          57         120
  Lease Financing                                  82         158         337
					                                        --------    --------    --------
Total Recoveries                                  386         832         642
					                                        --------    --------    --------
Net Loans Charged Off                            (794)     (4,709)     (2,333)
Provision Charged
  to Expense                                    3,600       4,116       2,312
Additions Acquired Through
Acquisitions                                      400       1,500       1,487
                                  					      --------     --------  --------
Balance at End of Year                       $ 10,811     $  7,605   $  6,698
					                                        ========     ========  ========

Ratios
  Net Loans Charged Off to
     Average Loans Outstanding                   .15%         .91%       .58%

  Allowance for Possible Loan
     Losses to Average Loans
     Outstanding                                 2.0%         1.5%       1.6%

The allowance for possible loan losses at year-end 1993 was $10,811, increase of $3,206 compared to year-end 1992. The allowance at year-end 1993 represents 2.02% of total loans outstanding, compared to 1.46% at year-end 1992. Manage-ment formally reviews the loan portfolio and evaluates credit risk on at least a quarterly basis throughout the year. Such review takes into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by category, industry trends and the impact of local and national economic conditions.

INVESTMENT PORTFOLIO

The Company maintains an investment portfolio to fund increased loans or decreased deposits. The portfolio is composed of select investments that the Company believes are suitable for the Company and which it believes will perform reasonably well under various interest rate scenarios. These investments are of high quality and extremely liquid.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires entities to classify their securities into either a held-to-maturity, available-for-sale or trading category. Each of these classifications requires a different basis of accounting. Held-to-maturity securities are accounted for at amortized cost with fair value changes not recognized. Available-for-sale securities are accounted for at fair value with fair value changes reported as a net of tax amount in a separate component of stockholders' equity. Trading securities are accounted for at fair value with fair value changes reported in the income statement. SFAS 115 is effective for fiscal years beginning after December 15, 1993. The Company has adopted this standard as of December 31, 1993. As of December 31, 1993, the effect of implementing SFAS 115 was an increase in the carrying value of the investment portfolio of $6,722.

The following table summarizes the composition of the portfolio's investments as of December 31, 1993 and 1992:


				                                       		  Gross Unrealized
								                                                           Estimated
				                              Amortized   ------------------     Market
                           				      Cost       Gains    (Losses)     Value

Available for Sale:
December 31, 1993:
U.S. Government                    $104,728     $ 5,580    $   -      $110,308
U.S. Government Agencies             10,482         502       (1)       10,983
State and Political Subdivisions      1,600         237        -         1,837
Other securities                      2,107         223       (5)        2,325
Equity securities                     4,916         381     (195)        5,102
                            				   --------     -------    ------     --------
			                            	   $123,833     $ 6,923    $(201)     $130,555
				                               ========     =======    ======     ========
Held to Maturity:
December 31, 1993
U.S. Government                    $104,957     $ 2,648    $(125)     $107,480
U.S. Government Agencies            164,850       3,104     (651)      167,303
State and Political Subdivisions     23,815         496       (4)       24,307
Other securities                      2,508          94        -         2,602
				                               --------     -------    ------     --------
			                            	   $296,130     $ 6,342    $(780)     $301,692
			                            	   ========     =======    ======     ========
December 31, 1992
U.S. Government                    $185,581     $ 6,859     $  -      $192,440
U.S. Government Agencies            105,796       3,237      (19)      109,014
States and Political Subdivisions    16,068         368      (50)       16,386
Other securities                     14,424         300       (1)       14,723
Equity securities                       653          47       (4)          696
                            				   --------     -------    ------     --------
				                               $322,522     $10,811     $(74)     $333,259

Investments increased by $104,163, or 32.3%, from $322,522 at December 31, 1992 to $426,685 at December 31, 1993. Of that amount, $6,722 represents the SFAS 115 adjustment; $31,781 represents the securities acquired from Pilgrim and the remainder of the increase is due to purchases that were primarily funded by declines in loans and federal funds sold. In keeping with its investment policy, most new purchases were in U.S. Governments and Agency Securities. Maturities of corporate bonds during 1993 were reinvested in municipal bonds in an effort to increase yields through tax-exempt holdings. In addition to the Bank's investment portfolio, the Company increased its holdings of equity securities by $4,263, from $653 at December 31, 1992 to $4,916 at December 31, 1993.

Investments increased by $183,607, or 132.2%, from $138,915 at December 31, 1991 to $322,522 at December 31, 1992. The large increase was attributable to the significant amount of cash received through the Irving and Broadway transactions which, in the absence of loan demand, was invested in the securities portfolio. Investments were predominantly in government securities with maturities greater than one year and less than five years, consistent with the Bank's internal policy on structuring its investment portfolio. Municipal securities increased by $2,910, or 22.1%, as the Company sought to increase its yields through tax-exempt holdings with limited risk. Holdings of other securities, which consist primarily of AA rated corporate bonds, decreased by $21,504, or 59.9%, as funds from maturing bonds were reinvested elsewhere.

Generally,the Company's investment philosophy is to select investments with maturities spread over five years. These investments are primarily U.S. Treasury and agency obligations.

DEPOSITS

The Company's branch system includes 37 branch offices located in Hudson, Bergen, Passaic, Essex, Middlesex and Morris Counties, New Jersey. The system is divided into three administrative groups. One group consists of the 14 offices in Hudson United Bank's Northern Region, the second group consists of the 15 branches in the southeastern portion of Hudson United Bank's market and the third group consists of the 8 branches in the Bank's Essex Region. Each branch operates as a retail sales and service unit offering a complete line of deposit and loan products.

In the face of increased competition from mutual funds and credit unions, depositors remained very selective during 1993 as to the placement of their funds. The acquisitions were the key factor in the posted deposit growths for 1993 and 1992 of $92,462, or 11.0%, and $234,369, or 38.5%, respectively. Excluding the acquired deposits, total deposits at December 31, 1993 decreased by $30,414, or 3.6%.

The following table summarizes the Company's deposit base:

			                                    		 At December 31
                            				 1993          1992        1991

Demand
  Deposits                     $205,233      $171,178     $128,328
NOW
  Accounts                      114,604       103,181       53,490
Money Market
  Deposit
  Accounts                       37,290        27,836       39,778
Other Savings
  Deposits                      342,822       272,154      176,950
Time Certificates
  of Deposit
  of $100,000
  or more                        23,651        23,695       27,559
Other Time
  Deposits                      212,088       245,182      182,752
                     			       --------      --------     --------
			                            $935,688      $843,226     $608,857
			                            ========      ========     ========

Non-interest bearing demand deposits, for which all financial institutions compete, increased to $205,233 at December 31, 1993, a growth of $34,055, or 19.9%. Of that amount, $21,361, or 12.5%, represented demand deposit accounts acquired from Pilgrim. The remaining increase of $12,694, or 7.4%, was due to internal growth. Demand deposits had increased by $42,850, or 33.4%, during 1992 as a result of the Irving and Broadway acquisitions.

NOW accounts increased in 1993 by $11,423, or 11.1%, due to the $16,513 in NOW accounts obtained through the Pilgrim acquisition. During 1992, NOW accounts increased by $49,691, or 92.9%, as a result of the acquisitions and also due to shifts from money market deposit accounts.

Money market deposit accounts increased by $9,454, or 34.0%, due to the $26,187 acquired from Pilgrim. Discounting the Pilgrim accounts, this deposit type experienced a decrease of $16,733, or 60.1%, as the rate differential between money market and other savings accounts was nominal, causing customers to opt for the less restrictive regular savings accounts. During 1992, money market deposit accounts decreased by $11,942, or 30.0%, due to shifts into the more flexible NOW accounts.

Other savings deposits increased by $70,668, or 26.0%, of which $39,247, or 14.4%, represents deposits acquired from Pilgrim. The remaining increase of $31,421, or 11.6%, is primarily due to movement out of money market accounts and other time deposits. During 1992, savings deposits increased by $95,204, or 53.8%, due to the acquisitions.

Time certificates of deposit of $100,000 or more decreased during 1993 (excluding Pilgrim additions of $1,677) and 1992 by $1,722, or 7.3%, and $3,864, or 14.0%, due to a general outflow of these types of funds experienced by the banking industry.

Other time deposits decreased by $33,094, or 13.5%, during 1993. Excluding the addition of $17,891 in time deposits acquired from Pilgrim, the net runoff was $50,985, or 20.8%. While some of the decline is attributable to movement into demand deposit and savings accounts, other time deposits were also reduced as high-yielding certificates matured and depositors sought alternative investment products outside of the banking industry where a greater return could be obtained.

OTHER ASSETS AND OTHER
LIABILITIES

Other assets decreased from $16,004 at December 31, 1992 to $6,648 at December 31, 1993, a decrease of $9,356, or 58.5%. The decrease is attributable to the payment of and reversal of two large items that had been included in the other assets total at year-end 1992. At year-end 1992, $3,235 in accounts receivable from the RTC and the FDIC on the Center, Irving and Broadway acquisitions remained open. The items were paid during the first quarter of 1993. Also, transit generated suspense items totalling $6,260 at December 31, 1992 were corrected within the first week of 1993. At December 31, 1993, the other assets total of $6,648 was primarily composed of $352 in accounts receivable, $1,460 in deferred tax assets, $2,575 in inventories and prepaid expenses, $1,757 in transit suspense items, and $504 in miscellaneous assets.

Other liabilities increased by $1,315, or 21.1%, from $6,239 at December 31, 1992 to $7,554 at December 31, 1993, primarily due to temporary increases in suspense items.

INTEREST RATE SENSITIVITY

Interest rate movements and deregulation of interest rates have made managing the Company's interest rate sensitivity increasingly important. The Company's Asset and Liability
Committee is responsible for managing the Company's exposure to changes in market interest rates. The Committee attempts to maintain stable net interest margins by generally matching the volume of assets and liabilities maturing, or subject to repricing, and by adjusting rates in relation to market conditions to influence volumes and spreads.

The difference between the volume of assets and liabilities that reprice in a given period is the interest sensitivity gap. A "positive" gap results when more assets than liabilities mature or are repriced in a given time frame. Conversely, a "negative" gap results when there are more liabilities than assets maturing or being repriced during a given period of time. The smaller the gap, the less the effect of market volatility on net interest income. Asset/liability management is the utilization of this information to develop strategies to allocate funds to certain types of assets and offer different liability products to achieve a certain asset-liability balance and to produce the desired profit margins.

In certain instances, where a trend in market interest rates is determined, it may be advantageous to selectively mismatch asset and liability repricing to take advantage of short term interest rate movements and the shape of the yield curve. The Company's ratio of rate sensitive assets to rate sensitive liabilities was approximately 60% on December 31, 1993, based on contractual maturities and asset prepayment assumptions for the next 12 months. Because of the weak loan demand, the Company has been purchasing fixed rate bonds with proceeds received from the reduction of federal funds and the funds received in conjunction with the acquisitions. The effect of this is a negative gap position which in a declining interest rate environment will increase the Company's net interest spread as the cost of the Company's deposits and other liabilities may be expected to fall faster than the interest received on its earning assets. Conversely, if interest rates increase, the negative gap means that interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities, therefore decreasing the net interest spread. The negative gap is evaluated together with the magnitude of change anticipated in different asset and liability categories. Because most deposits are core (checking and savings), the magnitude of interest rate change in these core accounts is estimated to be less than 50% of any prime rate change and the effect of a rate change on the net interest margin should be minimal.

The Company has managed its overall asset/liability sensitivity through on-balance sheet pricing strategies. In the past, the Company has not used derivative products to limit interest rate risk. In late 1993 and early 1994, the Company began considering the use of such derivatives. The Company could use, but is not limited to, interest rate swaps, covered call option contracts and future contracts.

Interest rate swaps generally involve the exchange of fixed and floating rate interest payments between two parties without the exchange of the related notional amount. A covered call option contract requires the maker to deliver, upon exercise, an underlying security at a fixed "strike" price. Future contracts can also limit interest rate sensitivity by hedging underlying assets and liabilities from adverse movement of interests rates.

The following table shows the GAP position of the Company at December 31, 1993:

			                          	 INTEREST RATE SENSITIVITY ANALYSIS
                                					  December 31, 1993

				                                        		 Due Between
				                            Due Within       91 Days     Due After     Non-Interest
                          				    90 Days     and One Year   One Year        Bearing        Total

ASSETS

Short-Term
  Investments                    $   9,800       $    --        $   --       $   --         $  9,800
Investment Securities               82,457          41,174       303,054         --          426,685
Total Loans                        225,394         121,983       182,013         --          529,390
Non-Interest Bearing
  Assets                              --              --            --         75,950         75,950
                            				 ---------       ---------      --------      -------     ----------
Total Assets                     $ 317,651       $ 163,157      $485,067      $75,950     $1,041,825

Percent of
  Total Assets                      30.49%         15.66%         46.56%        7.29%       100.00%


SOURCE OF FUNDS
Interest-Bearing
  Deposits                       $ 545,591       $ 155,676      $ 29,188     $   --         $730,455
Short-Term Borrowings               19,629            --             --          --           19,629
Long-Term Debt                         --             --             --          --             --
Other Liabilities                      --             --             --       212,787        212,787

Stockholders' Equity                   --             --             --        78,954         78,954
Total Source of Funds            $ 565,220       $ 155,676      $ 29,188     $291,741     $1,041,825
Percent of Total Source of Fund      54.25%         14.95%         2.80%       28.00%        100.00%

Interest Rate Sensitivity Gap    $(247,569)      $   7,481      $455,879     $(215,791)

Cumulative Interest
  Rate Sensitivity Gap           $(247,569)      $(240,088)     $215,791

LIQUIDITY

Liquidity is a measure of the Company's ability to generate sufficient cash flow in order to meet all current and future financial obligations and commitments as they arise. One source of cash flow for liquidity purposes is provided by maturing loans and investments. However, the primary source of liquidity is the ability to attract new deposits and to renew deposit obligations as they mature. The Company utilizes its branch banking system to access retail customers who provide a highly stable source of "core funds." These funds are comprised of demand deposits, savings accounts and certificates of deposit.

From 1990 through 1993, the Company expanded its core deposit base via acquisitions. During 1992 and 1993, an increased emphasis on customer service was instituted as the Company competed for deposit funds.

The Company may also purchase federal funds or arrange other short term borrowings for specific purposes as necessary, including to effect its interest rate sensitivity management.

The Company actively manages its liquidity position under the direction of both the Asset and Liability Committee and the Investment Committee. Periodic review under prescribed policies and procedures is intended to ensure that the Company will maintain adequate levels of available funds. At December 31, 1993, the Company's primary and secondary liquidity ratios were well above stated policy.

CAPITAL

The Federal Reserve Bank recently issued regulations to redefine the adequacy of bank capital based upon the sensitivity of assets and off-balance sheet exposures to risk factors. Four categories of risk weights (0%, 20%, 50% and 100%) were established to be applied to different types of balance sheet assets and off-balance sheet exposures. The aggregate of the risk weighted items (risk-based assets) is the denominator of the ratio, the numerator of which is a newly defined risk-based capital. Under the regulations, risk-based capital has been classified into two categories. Tier 1 capital includes common and qualifying perpetual preferred stockholders' equity (including capital surplus and retained earnings), less goodwill. Tier 2 capital includes mandatory convertible debt, allowance for possible loan losses, subject to certain limitations, and certain subordinated and term debt securities. Total qualifying capital consists of Tier 1 capital and Tier 2 capital; however, the amount of Tier 2 capital may not exceed the amount of Tier 1 capital in the computation of total qualifying capital. At December 31, 1993, the minimum capital ratio required under the above formula was 4.0% for Tier 1 capital and 8.0% for total qualifying capital. The Company at December 31, 1993 exceeded the 1993 requirements with Tier 1 capital of 13.60% and total qualifying capital of 14.85%.

The Federal Reserve Board also issued new leverage capital adequacy standards in August 1990. Under these standards, in addition to the risk-based capital ratios, a bank holding company must also maintain a ratio of Tier 1 capital (using the risk-based capital definition) to total assets of at least 3%. Institutions which are not "top-rated" will be expected to maintain a ratio 100 to 200 basis points above this ratio. The Company's leverage ratio as of December 31, 1993 was 7.22%.

Hudson United Bank is also subject to similar but separate capital adequacy guidelines promulgated by the FDIC. As of December 31, 1993, Hudson United's Tier I Capital Ratio was 12.69%, its total capital ratio was 13.94% and its leverage ratio was 6.70%.

In May 1992, the Company completed a public offering and issued 1,725,000 new shares of common stock at $12.25 per share, which resulted in a total Price to Public of $21,131. After deducting the underwriting discount and other offering expenses, the proceeds to the Company were $19,715.

On June 1, 1993, the Company paid a ten percent stock dividend to stockholders of record May 11, 1993 which resulted in the issuance of 628,011 new shares of common stock.

On November 8, 1993, HUBCO's Board of Directors authorized a stock repurchase plan and authorized management to repurchase up to 10% of its outstanding common stock per year beginning immediately. At that time, HUBCO had approximately 6.9 million shares outstanding. As of December 31, 1993, HUBCO had repurchased
221,000 shares at a cost of $4.834 million.

On January 14, 1994, HUBCO sold $25 million aggregate principal amount of subordinated debt in a private placement. The subordinated debentures bear interest at 7.75% per annum payable semi-annually. The debentures mature in 2004 (i.e. ten years after the date of original issuance). The subordinated debt has been structured to comply with the current rules of the FRB regarding debt which will qualify as Tier 2 capital under the FRB capital adequacy rules. HUBCO sold the debt as part of a long term strategy to raise capital and did not need the additional capital or funds raised to pay for existing acquisitions. HUBCO intends to use the net proceeds from the sale of the subordinated debt for general corporate purposes, including investments in and advances to HUBCO's subsidiaries, and for financing possible future acquisitions of deposits and banking assets. Pending such use, HUBCO, or its subsidiaries, may temporarily invest the net proceeds in investment grade securities.

The following table summarizes the capital ratios as of December 31, 1993:

			                                   RATIOS AT DECEMBER 31, 1993
		                   1993 MINIMUM       HUDSON         HUBCO, INC.
CAPITAL RATIOS       REQUIREMENTS*    UNITED BANK    & SUBSIDIARIES

Tier I Capital            6.0%           12.69%          13.60%

Total Capital            10.0%           13.94%          14.85%

Leverage                  5.0%            6.70%           7.22%

*For qualification as a well-capitalized institution.


At the end of the reported period, there were no known uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations; nor is the Company aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have such an effect.

The Company had no material commitments for capital expenditures as of December 31, 1993. However, HUBCO has outgrown the space at its headquarters office and commencing in late 1993, HUBCO actively undertook a search for additional space to expand its headquarters operations and may acquire a facility in the near future for its relocation. While it is possible that the new headquarters could result in some additional expense, the Company does not anticipate that it will be material.


CONSOLIDATED BALANCE SHEETS
HUBCO, INC. and Subsidiaries
(in thousands, except share data)

								                                                               December 31,
                                                          								  1993        1992
ASSETS:
  Cash and due from banks (Note 3)                             $   49,542  $    38,400
  Federal funds sold                                                9,800       23,300
                                                       								 ---------     -------
	                     		TOTAL CASH AND CASH EQUIVALENTS            59,342       61,700
					                                                       			 ---------     -------
  Investment securities (Notes 1 and 4):
     Available for sale, at market value
       (amortized cost of $123,833 for 1993)                      130,555        ---
     Held to maturity, at cost (market value of $301,692 and
       $333,259 for 1993 and 1992, respectively)                  296,130      322,522
								                                                        ---------    --------
			                            	TOTAL INVESTMENT SECURITIES       426,685      322,522
							                                                       	 ---------    --------
  Loans (Notes 1, 5, 7AND 8):
    Real estate -- mortgage                                       224,647      261,563
    Commercial and financial                                      178,827      152,244
    Consumer credit                                               109,169      105,418
    Direct lease financing                                            122        1,644
							                                                       	 ---------     --------
							                                                        	  534,765      520,869
							                                                       	 ---------     --------
  Less:
     Allowance for possible loan losses (Notes 1 and 6)            10,811        7,605
     Deferred loan fees                                               676          718
     Unearned income                                                4,699        6,703
							                                                      	 ----------   ---------
				                                          		  NET LOANS       518,579      505,843
					                                                       			 ---------    ---------
  Premises and equipment, net (Notes 1 and 9)                      18,001       15,097
  Accrued interest receivable                                      10,259        9,493
  Other real estate (Note 1)                                        2,311        1,252
  Other assets (Notes 2, 10 and 11)                                 6,648       16,004
							                                                       	 ---------    ---------
					                                          TOTAL ASSETS    $1,041,825  $   931,911
							                                                        ==========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits
    Noninterest bearing                                        $  205,233  $   171,178
    Interest bearing                                              730,455      672,048
					                                                       			----------     --------
					                                         TOTAL DEPOSITS      935,688      843,226
					                                                       			----------     --------
   Federal funds purchased and securities
     sold under agreements to repurchase                           19,629       14,133
   Accrued taxes and other liabilities                              7,554        6,239
						                                                       		----------     --------
					                                        TOTAL LIABILITIES    962,871      863,598
					                                                       			----------     --------
COMMITMENTS AND CONTINGENCIES (Notes 14 and 15)
STOCKHOLDERS' EQUITY (Notes 12 and 13):
  Preferred stock, no par value; authorized
     3,300,000 shares, none issued                                   --            --
  Common stock, no par value; authorized 13,200,000 shares;
    issued 6,933,361 and outstanding 6,724,661 and issued
    6,286,342 and outstanding 6,285,572
    shares in 1993 and 1992, respectively                          18,492       16,766
  Additional paid-in capital                                       49,048       34,077
  Retained earnings                                                12,669       18,042
  Treasury stock, at cost, 208,770 and 770
    shares in 1993 and 1992, respectively                       (   4,571)    (      6)
  Restricted stock award                                        (     946)    (    566)
  Unrealized gain on investment securities
    available for sale, net of income taxes of $2,460               4,262          --
					                                                       			----------     --------
                            				   TOTAL STOCKHOLDERS' EQUITY      78,954       68,313
                                                       								----------     --------
              		   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $1,041,825  $   931,911
                                                       								==========     ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


CONSOLIDATED STATEMENTS OF INCOME
HUBCO, INC. and Subsidiaries
(in thousands, except per share data)

									                                                                  For The Years
							                                                               		 Ended December 31,

                                                         								     1993      1992        1991
INTEREST INCOME:
  Interest and fees on loans:
    Taxable                                                        $ 43,240   $ 45,004   $ 39,550
    Tax-exempt                                                          306        402        511
                                                        								    -------    -------    -------
                                                        								     43,546     45,406     40,061
                                                        								    -------    -------    -------
  Interest and dividends on investment securities:
     Taxable                                                         22,350     19,991      9,286
     Tax-exempt                                                       1,092        907      1,515
                                                        								    -------    -------    -------
                                                        								     23,442     20,898     10,801
                                                        								    -------    -------    -------
  Interest on federal funds sold                                        771      1,342        897
                                                        								    -------    -------    -------
                                   					 TOTAL INTEREST INCOME       67,759     67,646     51,759
								                                                            -------    -------    -------
INTEREST EXPENSE:
  Savings deposits                                                   11,928     12,350     11,546
  Time deposits and certificates of deposits                          8,451     13,744     12,864
  Interest on short-term borrowings                                     362        539        877
								                                                            -------    -------    -------
				                                   	 TOTAL INTEREST EXPENSE      20,741     26,633     25,287
                                                        								    -------    -------    -------
                                   					    NET INTEREST INCOME      47,018     41,013     26,472
PROVISION FOR POSSIBLE LOAN LOSSES                                    3,600      4,116      2,312
                                                         							    -------    -------    -------
				      NET INTEREST INCOME AFTER
			                          PROVISION FOR POSSIBLE LOAN LOSSES      43,418     36,897     24,160
OTHER INCOME:
  Trust department income                                               525        591        667
  Service charges on deposit accounts                                 5,981      4,832      3,725
  Investment securities gains (losses)                                  --        (26)         39
  Other                                                               2,100      2,260      1,040
								                                                            -------    -------    -------
								                                                              8,606      7,657      5,471
                                                        								    -------    -------    -------
                                                       								     52,024     44,554     29,631
                                                        								    -------    -------    -------
OTHER EXPENSES:
  Salaries                                                           11,910     10,475      8,429
  Pension and other employee benefits (Note 11)                       4,591      3,229      2,861
  Occupancy expense                                                   3,056      3,182      2,334
  Equipment expense                                                   1,960      1,760      1,777
  Net cost to operate other real estate                                 119        562        481
  Deposit and other insurance                                         2,262      1,986      1,316
  Outside services                                                    2,782      2,790      2,678
  Amortization of intangible assets                                    --        2,424        292
  Charitable contributions (Note 1)                                      33      4,032         32
  Other                                                               3,258      3,909      2,074
								                                                            -------    -------    -------
                                                        								     29,971     34,349     22,274
                                                        								    -------    -------    -------
					INCOME BEFORE PROVISION
					       FOR INCOME TAXES                                         22,053     10,205      7,357
PROVISION FOR INCOME TAXES (Note 10):
  Federal                                                             6,976        207      1,725
  State                                                                 875        357        611
                                                        								    -------    -------    -------
                                                        								      7,851        564      2,336
                                                        								    -------    -------    -------
                                          						     NET INCOME    $ 14,202   $  9,641   $  5,021
                                                        								    =======    =======    =======
WEIGHTED AVERAGE SHARES OUTSTANDING (Note 1)                          6,909      6,091      4,955
                                                        								    =======    =======    =======
NET INCOME PER SHARE (Note 1)                                         $2.06      $1.58      $1.01
                                                        								    =======    =======    =======

The accompanying notes to consolidated financial statements are an integral part of these statements.



CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY
HUBCO, INC. and Subsidiaries
For the Years Ended December 31, 1993, 1992 and 1991
(in thousands, except share data)
												                                                                       	                       Unrealized
												                                                                                                 Gain on
											                                                                                            		  Investment
					                                      Common Stock     Additional                       Restricted   Securities
                                   					------------------   Paid-in    Retained   Treasury    Stock      Available
                                   					 Shares    Amount    Capital    Earnings    Stock      Awards      for Sale

Balance at December 31, 1990           4,112,098   $10,968   $15,727    $11,430    ($ 249)     ($309)      $  -
   Net income -- 1991                      -           -        -         5,021       -          -            -
   Cash dividends --
      $.33 per share                       -           -        -       ( 1,679)      -          -            -
   Purchase of 1,000 shares
      of treasury stock                    -           -        -           -        (  5)       -            -
   Issuance of restricted
      stock                                7,980        21        54          3       254       (332)         -
   Amortization of restricted
      stock                                -            -        -          -         -          195          -
   10% stock dividend                    411,414     1,097     2,863    ( 3,960)      -          -            -
                            				       ---------   -------   -------    -------      ----       ----         ----
Balance at December 31, 1991           4,531,492    12,086    18,644     10,815       -         (446)         -
   Net income -- 1992                      -           -         -        9,641       -           -           -
   Cash dividends --
      $.40 per share                       -           -         -      ( 2,414)      -           -           -
   Issuance of common stock,
      net of related expenses          1,725,000     4,600    15,115        -         -           -           -
   Return of 770 shares of
      restricted stock to
      treasury stock                       -           -         -          -        (  6)         6          -
   Issuance of restricted
      stock                               29,850        80       318        -          -        (398)         -
   Amortization of restricted
      stock                                -           -          -         -          -         272          -
				                                   ---------   -------   -------    -------      ----       ----         ----
Balance at December 31, 1992           6,286,342    16,766    34,077     18,042      (  6)      (566)         -
   Net income -- 1993                      -           -          -      14,202        -          -           -
   Cash dividends --
      $.47 per share                       -           -          -     ( 3,267)       -          -           -
   10% stock dividend                    628,011     1,675    14,653    (16,328)       -          -           -
   Return of 1,122 shares of
      restricted stock to
      treasury stock                       -           -          -           1      ( 11)        10          -
   Issuance of restricted
      stock                               19,008        51       318         19       280       (668)         -
   Amortization of
      restricted stock                     -           -          -         -          -         278          -
   Purchase of 221,000 shares
      of treasury stock                    -           -          -         -      (4,834)        -           -
   Unrealized gain on
      investment securities
      available for sale, net
      of income taxes of $2,460            -           -          -         -          -          -         4,262
				                                   ---------   -------   -------    -------    ------      -----        -----
Balance at December 31, 1993           6,933,361   $18,492   $49,048    $12,669    ($4,571)    ($946)      $4,262
				                                   =========   =======   =======    =======    ======      =====        =====

The accompanying notes to consolidated financial statements are an integral part of these statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS
HUBCO, INC. and Subsidiaries
(in thousands)
                                                               									  For The Years
						                                                              			Ended December 31,
                                                        								  1993         1992        1991
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                  $  14,202    $   9,641    $  5,021
  Adjustments to reconcile net income to net cash
     provided by operating activities-
     Provision for possible loan losses                           3,600        4,116       2,312
     Provision for depreciation and amortization                  1,899        4,479       1,814
     Amortization of investment security premiums                 1,300        1,074         284
     Accretion of investment security discount                     (320)        (295)       (161)
     Investment securities (gains) losses                           -             26         (39)
     Noncash charitable contribution                                -          4,000         -
  Deferred income taxes                                            (398)      (4,035)       (100)
  Decrease (increase) in interest receivable                        (57)      (2,587)        364
  (Decrease) increase in interest payable                          (466)      (3,646)     (1,387)
  (Decrease) increase in accrued taxes and
     other liabilities                                            1,544       (4,201)     (3,110)
  (Increase) decrease in other assets                             6,998       (4,981)     (3,474)
						                                                       		--------     --------    --------
                           NET CASH PROVIDED BY OPERATING
                                   					       ACTIVITIES        28,302        3,591       1,524
						                                                       		--------     --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of investment securities                       61        8,570      13,214
  Proceeds from maturities of investment securities              71,980       64,983      31,159
  Net cash acquired through acquisitions                         43,134      425,698      16,505
  Net cash paid for acquisitions                                   (227)      (3,411)       (425)
  Net decrease in loans                                          30,334       11,583       5,628
  Purchase of investment securities                            (138,681)    (232,340)   ( 30,212)
  Purchases of premises and equipment                            (3,853)      (3,366)     (1,677)
  (Increase) decrease in other real estate                         (389)         431          32
					                                                       			--------     --------    --------
				                                NET CASH PROVIDED BY
				                                INVESTING ACTIVITIES          2,359      272,148      34,224
                                                       								--------     --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in demand deposits,
     NOW accounts and savings accounts                           22,108       (6,933)     22,734
  Net decrease in certificates of deposit                       (52,522)    (265,477)    (52,602)
  Net increase (decrease) in Federal funds
     purchased and securities sold under
     agreements to repurchase                                     5,496        2,093     (17,734)
  Net decrease in short-term borrowings                              -          (763)        (68)
  Net proceeds from issuance of common stock                         -        19,715         -
  Cash dividends                                                 (3,267)      (2,414)     (1,679)
  Acquisition of treasury stock                                  (4,834)          (6)         (5)
                                                      								 --------    --------     -------
                                   					 NET CASH USED IN
				                                 FINANCING ACTIVITIES       (33,019)    (253,785)    (49,354)
                                                       								--------     --------    --------
                     			  INCREASE (DECREASE) IN CASH AND
	                                   				 CASH EQUIVALENTS        (2,358)      21,954     (13,606)

                            				CASH AND CASH EQUIVALENTS
	                            			     AT BEGINNING OF YEAR        61,700       39,746      53,352
                                                       								--------     --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $ 59,342     $ 61,700    $ 39,746
                                                       								========     ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
   Cash paid during the period for
    Interest                                                   $ 21,017     $ 30,279    $ 25,929
    Income taxes                                                  8,477        3,823       1,785
                                                        							========     ========    ========



The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
HUBCO, INC. AND SUBSIDIARIES
DECEMBER 31, 1993
(in thousands)




(1) SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES:
HUBCO, Inc. (the Company) provides a full range of banking services to individual and corporate customers through its subsidiary and branch locations in New Jersey. The Company is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Basis of presentation and consolidation: The consolidated financial statements include the accounts of HUBCO, Inc. and its subsidiaries, all of which are wholly owned. As more fully described in Note 2 to the financial statements, the Company acquired Meadowlands National Bank during 1991 by purchasing all of its outstanding stock. During 1991, the Company purchased certain assets and assumed certain liabilities of Center Savings and Loan Association, through the Resolution Trust Corporation, as receiver. During 1992, the Company purchased certain assets and assumed certain liabilities of Irving Federal Savings and Loan Association through the Resolution Trust Corporation as receiver. During 1992, the Company also purchased certain assets and assumed certain liabilities of Broadway Bank and Trust Company through the FDIC as receiver. During 1993, the Company purchased certain assets and assumed certain liabilities of Pilgrim State Bank (Pilgrim) from the Ramapo Financial Corporation (Ramapo). (See
Note 2).

All significant intercompany accounts and transactions are eliminated in consolidation.

The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates & assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible loan losses & the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for possible loan losses and the valuation of other real estate, management obtains independent appraisals for significant properties.

In addition to real estate loans, a substantial portion of the Company's loans are collateralized by real estate in depressed markets throughout New Jersey. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is particularly susceptible to changes in market conditions in New Jersey.

Management believes that the allowance for possible loan losses is adequate. While management uses available information to recognize potential losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regula-tory agencies, as an integral part of their examination process, periodically review the Company's allowance for possible loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Disclosures About Fair Value of Financial Instruments: In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instru-ments." The Company has adopted the provisions of SFAS No. 107 for its year ended December 31, 1992.

Investment securities: The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115) effective December 31, 1993. As permitted by the statement, the Company did not retroactively restate prior years financial statements. This Statement requires the Company to classify its investment securities as: (1) held for investment purposes (held to maturity), (2) available for sale and (3) held for trading purposes.

Securities for which the Company has the ability and intent to hold until maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts on a straight-line basis which is not materially different from the interest method.

Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available for sale and are carried at fair value. Differences between an investment's amortized cost and fair value is charged/credited directly to stockholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of investment securities are recognized in the income statement upon sale.

The Company has no securities held for trading purposes at December 31, 1993.

Loans: Loans are recorded at their principal amounts, net of unearned income, if any. Interest income on loans not made on a discounted basis is credited to income based on principal amounts outstanding at applicable interest rates. Interest income on consumer credit loans is recorded primarily using the actu-arial method.

Recognition of interest on the accrual method is discontinued when interest or principal payments are 90 days or more in arrears for commercial and financial loans, 120 days or more in arrears for consumer credit and 180 days or more in arrears for real estate mortgage loans or when collateral is insufficient to cover principal and interest, or when other factors indicate that collection of such amounts is doubtful. A nonaccrual loan is not returned to an accrual status until interest is received on a current basis and other factors indi-cating doubtful collection cease.

The net amount of all loan origination fees, direct loan origination costs and loan commitment fees are deferred and recognized over the estimated life of the related loans as an adjustment of yield.

For certain homogeneous categories of loans, such as some residential mortgages fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Lease financing: Subsidiaries of the Company once provided car and equipment financing to their customers. Direct financing leases are carried at the aggre-gate of lease payments receivable plus estimated residual values, net of un-earned income. Unearned income on direct financing leases is amortized over the lease terms resulting in an approximate level rate of return.

Allowance for possible loan losses: The allowance is maintained at a level believed adequate by management to absorb potential losses in the loan port-folio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

Premises and equipment: Land, buildings and furniture, fixtures and equipment are carried at cost. Depreciation on substantially all buildings and furniture, fixtures and equipment is provided using the straight-line method based on estimated useful lives. Maintenance and repairs are expensed as incurred and additions and improvements are capitalized.

Other real estate: Other real estate includes loan collateral that has been formally repossessed and collateral on loans that has been substantively repossessed, that is when the primary risks and rewards of collateral ownership have passed from the debtor to the lender (in-substance foreclosed). Loans which are in-substance foreclosed are reduced to the fair value of the collat-eral (if less than the loan receivable) by chargeoffs against the allowance for possible loan losses and are reclassified as other real estate in the accompa-nying consolidated balance sheets. Subsequent reductions in the fair value of the collateral are charged to current operations.

In December 1992, the Company contributed certain real estate previously acquired through foreclosure to a charity. The carrying amount of the other real estate contributed was $4,000.

Intangibles: Core deposit intangible assets relating to premiums paid on the assumption of deposits are generally amortized, on a straight-line basis, over the estimated average remaining lives of such deposits
(primarily 1 to 6 years).


Amortization expense of intangible assets, primarily core deposit intangibles, was $2,424 and $292 for 1992 and 1991, respectively. At December 31, 1992, all intangible assets had been fully amortized.

Pension plan: Costs for the Company's two pension plans are actuarially deter-mined by the frozen initial liability cost method and the accrued benefit (unit credit) cost method.

Deposits: The fair value of demand deposit savings accounts and certain money market deposits is the amount reported in the financial statements. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of these certificates of deposit was $204,400 and $238,610 at December 31, 1993 and 1992, respectively.

Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased and securities sold under agreements to repurchase at December 31, 1993 and 1992, generally have an original term to maturity of less than 30 days and therefore, their carrying value is a reasonable estimate of fair value.

Federal income taxes: The Financial Accounting Standards Board has issued Statement No. 109, "Accounting for Income Taxes," effective the first quarter of 1993, which changes the method of accounting for income taxes from the deferred method to the asset/liability method. The Company elected to adopt the provisions of the Statement in the fourth quarter of 1992. The effect of adopt-ing SFAS 109 on prior periods was not significant and therefore prior interim or annual periods have not been restated. Certain income and expense items are recorded differently for financial reporting purposes than for Federal income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences.

The Company and its subsidiaries file a consolidated Federal income tax return. Each subsidiary provides for income taxes on a separate return basis and remits to (receives from) the Company amounts determined to be their tax liability (benefit).

Per share amounts: Net income and cash dividends per share amounts are based on the weighted average number of common shares outstanding during the year, adjusted retroactively for the 10 percent stock dividend paid in 1993.

Cash equivalents: Cash equivalents include amounts due from banks and Federal funds sold. For these short-term investments, their carrying amount is a reasonable estimate of fair value.

Reclassifications: Certain reclassifications have been made to the 1992 and 1991 amounts in order to conform with the 1993 presentation.

(2) ACQUISITIONS:

Completed:   On April 22, 1991, the Company completed the acquisition of all of the common stock of Meadowlands National Bank (MNB) for cash consideration of $415. The transaction was accounted for as a purchase.

In addition, on September 20, 1991, the Bank acquired certain assets & assumed certain liabilities of Center Savings & Loan Association (Center) from the Resolution Trust Corporation (RTC) as receiver. The transaction was accounted for as a purchase.

The following is a summary of these acquisitions:
                                         						     MNB      Center

Cash paid at acquisition                         $   415     $    10
   Balances at acquisition date
   Cash and cash equivalents                       4,930      11,575
   Loans                                          22,102      78,555
   Total assets                                   36,856      90,937
   Deposits                                       35,509      89,863
   Total liabilities                              35,841      90,927

As of December 31, 1992, there were two claims to be processed totaling $1,417 which represented the final settlement claims related to the Center acquisition. Both claims were paid in the first quarter of 1993.

On February 21, 1992, the Bank acquired certain assets and assumed certain liabilities of Irving Federal Savings and Loan Association (Irving) from the Resolution Trust Corporation (RTC) as receiver. The transaction was accounted for as a purchase.

In addition, on March 13, 1992, the Bank assumed the insured deposits of Broadway Bank and Trust Company (Broadway) under a Deposit Insurance Transfer and Asset Purchase Agreement with the Federal Deposit Insurance Corporation
(FDIC). The Bank also obtained a nonexclusive option to purchase certain of Broadway's loans from the FDIC. Under the option the Bank purchased approxi-mately $9.5 million of commercial and mortgage loans. The transaction was accounted for as a purchase.

The following is a summary of these acquisitions:

                                          						       Irving      Broadway

Cash paid at acquisition                             $      5      $  3,406
Balances at acquisition date
   Cash and cash equivalents                           99,361       322,926
   Loans                                               62,357          -
   Total assets                                       161,997       345,518
   Deposits                                           161,055       345,724
   Total liabilities                                  162,002       348,924

As of December 31, 1992, the Bank has a receivable of $236 from the RTC related to the Irving acquisition that was included in other assets. Final settlement of this transaction occurred in February, 1993.

As of December 31, 1992, the bank had a receivable of $2,957 from the FDIC related to the Broadway acquisition that was included in other assets. The receivable was settled in the first quarter 1993.

On June 30, 1993, the Bank purchased the branches, deposits and certain assets of Pilgrim from Ramapo, for a purchase price of $6 million. In connection with the Pilgrim transaction, the Bank assumed deposits of approximately $122.9 million and other liabilities of approximately $0.4 million. The Bank received approximately $123.1 million in assets, including $46.7 million in loans and participation interests in loans. Nonperforming assets totaling approximately $1.7 million were included in the assets acquired by the Bank.

The following is a summary of the Pilgrim transaction:

	Cash paid at acquisition            $    227
	Balances at acquisition date
	Cash and cash equivalents             42,907
	Loans                                 46,670
	Total assets                         123,113
	Deposits                             122,876
	Total liabilities                    123,340

Pending: In May 1993, the Company and its banking subsidiary agreed to acquire Statewide Savings Bank, SLA (Statewide), a mutual savings and loan association, in a merger-conversion transaction. Under the agreement, the Company will sell shares of its common stock to Statewide eligible depositors and other voting members at a discounted price (lesser of $18 per share or market price at closing date) in an amount equal to the appraised value of Statewide as deter-mined by an independent appraiser which, on a preliminary basis, is approxi-mately $35 million. The Company's stockholders will be offered any remaining shares at the same price offered to Statewide's depositors.

Shares not sold to Statewide eligible depositors, other voting members and Company stockholders are expected to be sold at a market price to the public. As part of the transaction, Statewide will convert from a state savings and loan to a state mutual savings bank charter, from mutual to stock form and will then be merged into the Company's banking subsidiary.

As of its most recent fiscal year ended March 31, 1993, Statewide reported total assets, tangible net worth and net income of $518 million, $13.3 million and $5.6 million, respectively. The transaction is subject to Statewide depositor and various regulatory approvals.

In November 1993, the Company and its subsidiary bank agreed to acquire Washington Bancorp, Inc. and its subsidiary, Washington Savings Bank (together Washington) for a combination of cash and convertible preferred stock for an aggregate consideration of approximately $40.5 million. In the transaction, 51% of Washington's shares will be converted into preferred stock at .6708 per share and 49% will be converted to cash at $16.10 per share with Washington stockholders having the right to elect either cash or preferred stock. As part of the merger, Washington Savings Bank will be merged into the Company's banking subsidiary.

As of its most recent year ended December 31, 1993, Washington reported total assets, stockholders' equity and net income of $283 million, $33.5 million and $2.8 million, respectively. The transaction is subject, among other things, to Washington and HUBCO stockholder and various regulatory approvals.

Both of the pending acquisitions will be accounted for using the purchase method and are expected to be finalized prior to June 30, 1994.

(3) CASH AND DUE FROM BANKS:

Banks are required to maintain an average reserve balance with the Federal Reserve Bank. The average 1993 amount of this reserve for the Company's sub-sidiary was approximately $13,449.

(4) INVESTMENT SECURITIES:

The amortized cost and estimated market value of investment securities as of
December 31 are summarized as follows:
					                                              		  1993
                                         						   Gross Unrealized   Estimated
                                  					 Amortized  -----------------  Market
                                  					   Cost      Gains   (Losses)   Value

Held to Maturity
U. S. Government                         $104,957   $2,648    ($125)   $107,480
U. S. Government
agencies                                  164,850    3,104    ( 651)    167,303
States and political
   subdivisions                            23,815      496    (   4)     24,307
Other securities                            2,508       94       -        2,602
                                   					 --------   ------    ------   --------
                                   					 $296,130   $6,342    ($780)   $301,692
                                   					 ========   ======    ======   ========

                                                  							1993
                                           						   Gross Unrealized   Estimated
                                   					Amortized  -----------------   Market
                                   					  Cost      Gains   (Losses)    Value

Available for Sale
U. S. Government                        $104,728    $5,580   $  -     $110,308
U. S. Government
   agencies                               10,482       502      (1)     10,983
States and political
   subdivisions                            1,600       237       -       1,837
Other securities                           2,107       223       (5)     2,325
Equity securities                          4,916       381     (195)     5,102
                                   					--------   -------     -----   -------
		                                   			$123,833    $6,923    ($201)  $130,555
                                   					========   =======     =====   =======

                                                    							1992
                                            						   Gross Unrealized  Estimated
                                     					Amortized  -----------------   Market
                                    					  Cost      Gains   (Losses)     Value

Held to Maturity
U. S. Government                        $185,581   $ 6,859    $ -     $192,440
U. S. Government
   agencies                              105,796     3,237    (19)     109,014
States and political
   subdivisions                           16,068       368    (50)      16,386
Other securities                          14,424       300     (1)      14,723
Equity securities                            653        47     (4)         696
                                   					--------   -------   -----    --------
                                   					$322,522   $10,811   ($74)    $333,259
                                   					========   =======   =====    ========

At December 31, 1993, the Company adopted the provisions of SFAS 115. As a result, investment securities with a market value of $130,555 were designated as available for sale. Accordingly, the net unrealized gain of such securities totaling $4,262 has been recorded as a seperate component of stockholders' equity at December 31, 1993.

The amortized cost and estimated market value of debt securities at December 31
1993 and 1992, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
						                                                      		    1993
                                                   					 ----------------------
								                                                             Estimated
							                                                    Amortized   Market
                                                 							     Cost       Value

Available for Sale
Due in one year or less                                    $ 10,057   $ 10,289
Due after one year
   through five years                                        95,319    100,757
Due after five years
   through ten years                                          9,243      9,691
Due after ten years                                           1,887      2,213
                                                  							   --------   --------
							                                                     116,506    122,950
Mortgage-backed securities                                    2,411      2,503
Equity securities                                             4,916      5,102
                                                 							   --------   --------
                                                 							   $123,833   $130,555
						                                                 	   ========   ========

                                                        								    1993
				                                                   		 ----------------------
								                                                              Estimated
                                                  							   Amortized   Market
                                                 							     Cost       Value

Held to Maturity
Due in one year or less                                    $ 64,563    $ 65,016
Due after one year
   through five years                                       169,007     174,031
Due after five years
   through ten years                                          2,279       2,348
Due after ten years                                           8,882       9,136
                                                 							   --------    --------
                                                 							    244,731     250,531
Mortgage-backed securities                                   51,399      51,161
                                                 							   --------    --------
                                                 							   $296,130    $301,692
                                                  						   ========    ========

								                                                         1992
                                                  							 ----------------------
                                                       								      Estimated
                                                							   Amortized   Market
							                                                      Cost      Value
Held to Maturity
Due in one year or less                                    $ 39,695   $ 40,410
Due after one year
   through five years                                       233,371    241,860
Due after five years
   through ten years                                         21,344     22,130
Due after ten years                                           4,200      4,313
                                                 							   --------   --------
                                                 							    298,610    308,713
Mortgage-backed securities                                   23,259     23,850
Equity securities                                               653        696
                                                  						   --------   --------
                                                 							   $322,522   $333,259
                                                 							   ========   ========

Sales of investment securities are summarized as follows:



                                   					      1993      1992       1991

Proceeds from sales                           $61      $8,570    $13,214
Gross gains from sales                          4          31        153
Gross losses from sales                        (4)        (57)      (114)

Investment securities with a book value of $60,005 and $25,968 at December 31, 1993 and 1992, respectively, are pledged to secure public funds, securities sold under agreements to repurchase and for other purposes as required or per-mitted by law.

(5) Loans:

The Company's loans are primarily to businesses and individuals located in New Jersey.
A summary of loans is as follows

                                         						 1993         1992

Loans secured by real estate:
   Residential                                $187,835      $184,045
   Construction                                  7,117         3,777
   Commercial                                  142,366       139,779
Commercial and industrial loans                119,380       104,721
Loans to individuals for household,
   family and other personal
   expenditures                                 57,548        63,129
Other loans                                     20,519        25,418
                                   					      --------      --------
      Total loans                             $534,765      $520,869
                                   					      ========      ========

Net loans had a fair value of approximately $538,954 and $517,639 at December 31, 1993 and 1992, respectively.

(6) ALLOWANCE FOR POSSIBLE LOAN LOSSES:

The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in opera-tions in the periods in which they become known.

A summary of the activity in the allowance for possible loan losses is as follows:
                                           						    1993     1992     1991

Balance at January 1                              $ 7,605   $6,698   $5,232
Additions (deductions):
   Provision charged
     to expense                                     3,600    4,116    2,312
   Allowance acquired
     through mergers
     or acquisitions                                  400    1,500    1,487
   Recoveries on loans
     previously charged off                           386      832      642
   Loans charged off                               (1,180)  (5,541)  (2,975)
                                          						  -------   ------   ------
Balance at December 31                            $10,811   $7,605   $6,698
                                          						  =======   ======   ======

(7) NONPERFORMING LOANS:

The following table presents information related to loans which are on nonaccrual, contractually past due ninety days or more as to interest or principal payments and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors' financial difficulties.

                                                 							      December 31
                                                 							    1993        1992

Nonaccrual loans                                          $ 5,534     $ 4,248
Renegotiated loans                                          2,177       2,257
                                                 							   ------      ------
   Total nonperforming loans                              $ 7,711     $ 6,505
                                                 							   ======      ======
90 days or more past due                                  $ 1,443     $ 1,409
Gross interest income which
   would have been recorded
   under original terms                                   $   813     $   563
Gross interest income recorded
   during the year                                            193          96
Commitments for additional
   funds                                                     None        None
                                                 							   ======      ======

(8) LOANS TO RELATED PARTIES:
In the ordinary course of business, the Company and its subsidiaries have extended credit to various directors, officers and their associates.  The aggregate extension of this credit is summarized below:
                                                   							      December 31
                                                  							    1993         1992

Balance at January 1                                       $4,951       $3,390
New loans issued                                              371        1,646
Repayment of loans                                         (2,553)         (85)
                                                 							   ------       ------
Balance at December 31                                     $2,769       $4,951
                                                 							   ======       ======

At December 31, 1993, $2,360 of related party loans were fully secured by real estate or marketable securities. Excluded from the above are loans to former directors in the amounts of $2,063 and $4,507 as of December 31, 1993 and 1992, respectively. In addition, there were letters of credits to former directors in the amount of $5,136 as of December 31, 1992. There were none outstanding as of December 31, 1993.

(9) PREMISES AND EQUIPMENT:

The following is a summary of premises and equipment:
                                                 							       December 31
                                                 							     1993        1992

Land                                                       $ 4,264     $ 4,475
Premises                                                    15,020      12,493
Furniture, fixtures and equipment                            6,745       4,719
                                                 							   -------     -------
                                                 							    26,029      21,687
Less Accumulated for depreciation                            8,028       6,590
                                                 							   -------     -------
                                                 							   $18,001     $15,097
                                                 							   =======     =======

Depreciation and amortization expense for premises and equipment for 1993, 1992 and 1991 amounted to $1,621, $1,505 and $1,327, respectively.

(10) INCOME TAXES:

The components of the provision for income taxes are as follows:

                                    					    For the Years Ended
                                           						December 31
                                   					   1993      1992      1991

Federal:
  Current                                 $7,374    $4,242    $1,825
  Deferred                                  (398)   (4,035)     (100)
State                                        875       357       611
                                  					  -------    ------    ------
     Total provision for
       income taxes                       $7,851      $564     $2,336
                                  					  =======    ======    ======

A reconciliation of the provision for income taxes, as reported, with the Fed-eral income tax at the statutory rate of 35 percent in 1993 and 34 percent for 1992 and 1991, is as follows:

                                    					    For the Years Ended
                                          						December 31
                                   					  1993      1992      1991

Tax at statutory rate                    $7,719    $3,470    $2,501
Increase (decrease) in taxes
  resulting from:
  Tax-exempt income                        (494)     (394)     (689)
  State taxes on income, net of
    Federal income tax effect              (306)     (121)     (208)
  Reversal of reserves no
    longer deemed necessary                  -     (1,475)       -
  Noncash charitable contribution
    basis for tax in excess
    of book                                  -       (680)       -
  Other, net                                 57      (593)      121
                                   					 -------    ------   -------
Provision for Federal
      income taxes                       $6,976    $  207    $1,725
                                  					 =======    ======   =======

Deferred Federal income taxes result primarily from income relating to leasing activities, income currently taxable on nonperforming loans not recorded for financial statement purposes, excess provisions for possible loan losses which are not currently deductible and a charitable contribution of other real estate

At December 31, 1993, the Company has a net deferred tax asset of approximately $1,460 included in other assets. Considered in the determination of this amount is a deferred tax asset of $1,500 representing the tax effect of the charitable contribution of other real estate at its fair value, net of the permanent diff-erence reflected above.

In order to fully realize the deferred tax asset, the Company will need to gen-erate future taxable income during periods in which existing deductible tempo-rary differences reverse, unless they reverse during periods which can be carried back to tax paying periods. Based upon the Company's historical and current pretax earnings, management believes it more likely than not that the Company will generate future net taxable income in sufficient amounts to realize its net deferred tax asset at December 31, 1993, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings. The Company did not record any valuation allowances against its deferred tax assets at December 31, 1993 and 1992.

(11) PENSION PLANS AND POSTRETIREMENT
BENEFITS:

The Company has two noncontributory pension plans which cover eligible employees (a base plan and a nonbargaining plan). The plans provide for payments to qualified employees based on salary and years of service. The Company's funding policy for these plans is to make the maximum annual contributions allowed by the applicable regulations.

Net pension cost (income) includes the following:

                                          						    1993     1992     1991
Service cost -- benefits earned
  during the year                                   $169     $107     $ 97
Interest cost on projected
  benefit obligation                                 492      456      404
Actual return on plan assets                        (607)    (581)    (523)
Net amortization and deferral                         (8)     (45)     (79)
                                          						     ----     ----     ----
    Net periodic pension
      cost (income)                                   46      (63)    (101)
Supplemental pension cost                             -         4       11
                                          						     ----     ----     ----
                                          					     $ 46     ($59)   ($90)
                                          						     ====     ====     ====

Assumptions used in the accounting for the plans in 1993, 1992 and 1991 as of
December 31 were:
                                          						    1993     1992     1991
Weighted average
  discount rates                                    7.00%    8.00%    8.00%
Rate of increase in
  compensation levels                               4.00%    4.00%    4.00%
Expected long-term
  rate of return
  on assets                                         8.00%    8.00%    8.00%

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31 for the Company's plans:

                                                   							December 31
                                         						     ------------------
                                          						      1993        1992
Actuarial present value of
  benefit obligations:
  Accumulated benefit obligation,
    including vested benefits of
    $6,706 and $5,701 for 1993 and
    1992, respectively                               $6,841      $5,755
						                                               ------      ------
  Projected benefit obligation for
    service rendered to date                         (7,263)     (6,046)
  Plan assets at fair value                           8,178       7,631
                                          						     ------      ------
  Projected benefit obligation
    less than plan assets                               915       1,585
  Unrecognized portion as of
    December 31, of net asset
    existing at date of adoption
    of FASB Statement No. 87                           (186)       (220)
  Prior service cost not yet
    recognized in net periodic
    pension cost                                        885         965
  Unrecognized net asset
    at December 31                                     (890)     (2,100)
                                         						      ------      ------
  Net pension asset recognized in
    the consolidated balance sheet
    at December 31                                    $ 724       $ 230
                                         						      ======      ======

The Company has a 401(k) savings plan covering substantially all employees. Under the Plan, the Company matches (up to a maximum of three percent) either 25 or 50 percent of the employee's contribution. The Company's contributions under the Plan were approximately $130, $67 and $100 in 1993, 1992 and 1991, respectively.

In December 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretire-ment Benefits Other Than Pensions" (SFAS 106). SFAS 106 establishes standards of financial accounting & reporting for an employer that offers postretirement benefits other than pensions to its employees. This standard requires employers to accrue the cost of postretirement benefits other than pensions over the careers of active employees.

The Company and its subsidiaries previously provided medical insurance coverage and group life insurance for its retirees who met certain employment criteria. These benefits, which were funded through operations, amounted to $176 in 1991. In 1992, the Company eliminated such benefits for current and future retirees and increased the pension benefits. Current retirees receive an additional annual pension benefit of $.8 & $1, respectively, for the base and nonbargain-ing plans. Future retirees of the base plan employed as of March 1, 1990 will be entitled to an $.8 annual increase. Based on current policies and the restructuring of retiree benefits, there was no significant impact related to the implementation of SFAS 106.

(12) COMMON STOCK:

On April 20, 1993, the Board of Directors approved a 10 percent stock dividend payable on June 1, 1993 to holders of record at May 11, 1993.

During 1989, the Company adopted a restricted stock plan in which 100,000 shares of the Company's common stock may be granted to officers and key employees. During 1992, the Company amended the Plan to increase the maximum number of shares of common stock which may be awarded to 330,000 shares, after giving retroactive effect to the 10 percent stock dividend in April 1993. During 1993 and 1992, 36,520 and 32,835 shares of common stock were awarded which vest between two to five years from the date of grant.The value of shares issued that have not been earned ($946) and ($566) has been recorded as a reduction of stockholders' equity for 1993 and 1992, respectively. Amortization of restricted stock awards charged to expense amounted to $278, $272 and $195 in 1993, 1992 and 1991, respectively.

During 1993, the Company adopted a stock option plan in which 110,000 shares of the Company's common stock may be granted to nonemployee directors. The options are granted at an exercise price equal to the fair market value at the date of grant and will vest and become exercisable three years after the date of grant. The plan will terminate in 2003. During 1993, 2,750 options were granted. Non-employee directors who do not elect to participate in the plan are eligible for benefits under an alternative arrangement. Under this arrangement, each nonem-ployee director with at least three years of service upon retirement will receive a benefit (not to exceed ten years) equal to 10% of the director's retainer in effect at the date of retirement. During 1993, the Company incurred an expense of $2 related to this arrangement.

On November 8, 1993, the Company's Board of Directors authorized management to repurchase up to 10 percent of its outstanding common stock per year beginning immediately. Purchases may be made from time to time in the open market or in privately negotiated transactions depending upon market conditions and subject to regulatory considerations. Timing, price, quantity and manner of purchases will be at the discretion of the Company's officers. The program may be dis-continued or suspended at any time, and there is no assurance that the Company will purchase the full amount authorized. The acquired shares are to be held in treasury to be used for pension plan investments, stock option and other employee benefit plans, general corporate purposes and/orin connection with the issuance of common stock in pending or future acquisitions. As of February 1,1994, the Company had purchased 442,781 shares at an aggregate cost of $9.869 million.

(13) RESTRICTIONS ON SUBSIDIARY DIVIDENDS,
LOANS OR ADVANCES:

Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. State banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50 percent of the capital stock amount. As of December 31, 1993, the entire undistributed earnings of the Bank, $28,246, was included in consolidated retained earnings and was available for distribution to the Company.

Under Federal Reserve regulations, the Bank is also limited as to the amount it may loan to its affiliates, including the Company. All such loans are required to be collateralized by specific obligations.

(14) LEASES:

Total rental expense for all leases amounted to approximately $924, $858 and $387 in 1993, 1992, and 1991, respectively. At December 31, 1993, the minimum total rental commitments under all noncancellable leases on bank premises with initial or remaining terms of more than one year were as follows:

	   1994                                      $  791
	   1995                                         815
	   1996                                         788
	   1997                                         570
	   1998                                         455
	Thereafter                                    1,933
It is expected that in the normal course of business, leases that will expire will be renewed or replaced by leases of other properties.

(15) COMMITMENTS AND CONTINGENT
LIABILITIES:

The Company and its subsidiaries, from time to time, may be defendants in legal proceedings. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these legal proceedings will not have a material effect on the consolidated financial statements. In the normal course of business, the Company and its subsidiaries have various commitments and con-tingent liabilities such as commitments to extend credit, letters of credit and liability for assets held in trust which are not reflected in the accompanying financial statements.

Loan commitments are made to accommodate the financial needs of the Company's and its subsidiaries' customers. Standby letters of credit commit the Company and its subsidiaries to make payments on behalf of customers when certain specified future events occur. They primarily are issued to support inventory purchases and performance bonds.

Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral (e.g., securities, receivables, inventory, equipment) is obtained based on management's credit assessment of the customer.

The Company's maximum exposure to credit loss for loan commitments (unfunded & unused lines of credit) and standby letters of credit outstanding at December 31, 1993 was $77,297 and $13,760, respectively. Loan commitments and standby letters of credit were $38,461 and $12,478, respectively, at December 31, 1992. Commitments under commercial letters of credit used to facilitate customers trade transactions were $442 and $189 at December 31, 1993 and 1992, respec-tively.

The Company's loan portfolio is diversified with no industry comprising greater than 10 percent of the total outstanding. Real estate loans are primarily made in the local lending area. The Company requires collateral on all real estate exposures and generally requires loan to value ratios of no greater than 67 percent for commercial mortgages and 75 percent for residential mortgages.

(16) HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS
                                                  							    December 31
                                                  							1993          1992

Assets:
  Cash                                                $ 1,085        $     3
  Marketable equity securities                          5,102            543
  Investment in:
    Bank subsidiary                                    73,058         55,958
    Nonbank subsidiary -- HUB Financial
      Services, Inc.                                      427         10,415
  Accounts receivable                                     477            337
  Premises and equipment, net                           1,284          1,366
  Other assets                                             65            -
                                          						      -------        -------
                            				   TOTAL ASSETS       $81,498        $68,622
                                          						      =======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Payable for the purchase of treasury stock          $ 2,225        $   -
  Accrued taxes and other liabilities                     319            288
  Amount due to Hudson United Bank                        -               21
                                           					      -------        -------
                     			       TOTAL LIABILITES         2,544            309
                     			   STOCKHOLDER'S EQUITY        78,954         68,313
                                           					      -------        -------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $81,498        $68,622
                                          						      =======        =======

STATEMENTS OF INCOME
                                          						      Year Ended December 31
                                         						    1993        1992      1991
Income:
  Cash dividends from bank subsidiary             $11,381      $2,863    $1,912
  Cash dividends from nonbank subsidiary             -            600       -
  Interest                                            124         307        16
  Rental income                                       238         238       238
                                          						  -------     -------    ------
                                          						   11,743       4,008     2,166
Expenses:
  General and administrative                          581         759       341
  Interest                                            -            35        57
                                          						  -------     -------   -------
                                          						      581         794       398
                                               	  -------     -------   -------
Income before income tax expense (credit)
  and equity in undistributed net income
  of subsidiaries                                  11,162       3,214     1,768
  Income tax benefit                                  (73)       (360)     (49)
                                          						  -------     -------    ------
                                          						   11,235       3,574     1,817

Equity in undistributed net income of:
  Bank subsidiary                                   2,955       6,337     3,039
  Nonbank subsidiary                                   12        (270)      165
                                          						  -------     -------   -------
                            				     NET INCOME   $14,202      $9,641    $5,021
                                          						  =======     =======   =======




STATEMENTS OF CASH FLOWS
                                               							      Year Ended December 31
                                                  							     1993       1992        1991
OPERATING ACTIVITIES:
  Net income                                                $14,202    $ 9,641     $5,021
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Provision for depreciation                                   81         83         83
    Amortization of restricted stock                            278        641        478
  Increase in investment in subsidiaries                     (2,966)   (26,667)    (4,219)
  Increase in accounts receivable                              (140)      (146)      (116)
  Decrease (increase) in other assets                           (65)         7         (7)
  Increase in payable for the
    purchase of treasury stock                                2,225         -          -
  Increase in accrued taxes and other
    liabilities                                                 (38)       288        (26)
                                                 							     -------    -------    -------
                       		  NET CASH PROVIDED BY (USED IN)
		                            		    OPERATING ACTIVITIES     13,577    (16,153)     1,214
                                                 							     -------    -------    -------
INVESTING ACTIVITIES:
  Purchase of marketable equity securities                   (4,373)      (543)        -
  Capital expenditures                                          -           (3)        -
                                                 							     -------    -------    -------
NET CASH USED IN INVESTING ACTIVITIES                        (4,373)      (546)        -
                                                 							     -------    -------    -------
FINANCING ACTIVITIES:
  Decrease in amount due to Hudson United Bank                  (21)       (19)       (18)
  Decrease in note payable                                      -         (763)       (68)
  Issuance of common stock                                      -       19,715         -
  Dividends paid                                             (3,267)    (2,414)    (1,679)
  Acquisition of treasury stock                              (4,834)        (6)        (5)
                                                 							     -------    -------    -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES          (8,122)    16,513     (1,770)
                                                 							     -------    -------    -------
                       	INCREASE (DECREASE) IN CASH           1,082       (186)      (556)
                     			  CASH AT BEGINNING OF YEAR               3        189        745
                                                 							     -------    -------    -------
                            				CASH AT END OF YEAR         $ 1,085     $    3     $  189
                                                 							     =======    =======    =======



(17) SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

The following quarterly financial information for the two years ended December 31, 1993 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

                                     						    Three Months Ended
                               					       ---------------------------
                           				     March 31    June 30    Sept. 30   Dec. 31
1993:
Interest income                       $16,389     $16,323     $17,619   $17,428
Interest expense                        5,297       4,967       5,370     5,107
Net interest income                    11,092      11,356      12,249    12,321
Provision for possible loan losses        750         750       1,050     1,050
Gain (loss) on sale of securities           4          (2)        -         (2)
Other income                            1,817       2,195       2,402     2,192
Other expenses                          7,084       7,451       8,084     7,352
Income before income taxes              5,079       5,348       5,517     6,109
Income tax expense                      1,872       1,844       1,781     2,354
Net income                              3,207       3,504       3,736     3,755
Net income per share                      .46         .51         .54       .55


1992:
Interest income                       $14,560     $18,482     $17,784   $16,820
Interest expense                        7,143       7,416      6,419      5,655
Net interest income                     7,417      11,066     11,365     11,165
Provision for possible loan               615         671        615      2,215
Loss on sale of securities                -           (15)       (11)       -
Other income                            1,534       1,805      1,985      2,359
Other expenses                          6,166       9,150      8,973     10,060
Income before income taxes              2,170       3,035      3,751      1,249
Income tax expense (benefit)              724         611        930    (1,701)
Net income                              1,446       2,424      2,821     2,950
Net income per share                      .29         .43        .41       .43

(18)  SUBSEQUENT EVENT:
In January, 1994, the Company sold $25 million aggregate principal amount of subordinated debentures in a private placement. The debentures, which mature in 2004, bear interest at 7.75% per annum payable semiannually. The Company is obligated to register the debentures with the Securities and Exchange Commission by July, 1994, for an exchange offer or in a resale transaction.
The Company intends to use the net proceeds from the sale of the debentures for general corporate purposes, including investments in and advances to the Company's subsidiaries, and for financing possible future acquisitions of deposits and banking assets.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of HUBCO, Inc.:

We have audited the accompanying consolidated balance sheets of HUBCO, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's man-agement. Our responsibility is to express an opinion on these financial state-ments based on our audits.

We conducted our audits in accordance with generally accepted auditing stand-ards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used & significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HUBCO, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended Decmber 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes and in 1993 its method of accounting for investments in debt and equity securities.



ARTHUR ANDERSEN & CO.
Roseland, New Jersey
February 1, 1994


SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in Thousands, Except Per Share Amounts)


                            				       1993      1992     1991      1990      1989
Earnings Summary:
Interest Income                    $  67,759  $ 67,646  $ 51,759  $ 49,809  $ 51,113
Interest Expense                      20,741    26,633    25,287    26,818    27,820
                            				      ------    ------    ------    ------    ------
Net Interest Income                   47,018    41,013    26,472    22,991    23,293
Provision for Possible Loan Losses     3,600     4,116     2,312     4,150     1,860
                            				      ------    ------    ------    ------    ------
Net Interest Income After Provision
  for Possible Loan Losses            43,418    36,897    24,160    18,841    21,433
Other Income                           8,606     7,657     5,471     4,532     4,196
Other Expenses                        29,971    34,349    22,274    20,013    19,863
                            				      ------    ------    ------    ------    ------
Income Before Income Taxes            22,053    10,205     7,357     3,360     5,766
Income Tax Provision                   7,851       564     2,336     1,145     2,457
Net Income                         $  14,202  $  9,641   $ 5,021  $  2,215  $  3,309
                            				     =======   =======    ======    ======    ======
Per Share Data:

Weighted Average Common Shares
  Outstanding                          6,909     6,091     4,955     4,941     4,969
Net Income Per Common Share            $2.06     $1.58     $1.01     $0.45     $0.67
Cash Dividends Per Common Share        $0.47     $0.40     $0.33     $0.33     $0.33

Balance Sheet Summary:

Investment Securities               $426,685  $322,522  $138,915  $150,536  $ 89,177
Loans, Net of Deferred Loan Fees
  and Uncurrent Income               529,390   513,448   465,883   371,700   369,232
Total Assets                       1,041,825   931,911   673,159   595,128   548,132
Deposits                             935,688   843,226   608,857   512,823   484,192
Stockholders' Equity                  78,954    68,313    41,099    37,567    37,400

Ratios:

Return on Average Assets                1.44%     1.05%      .82%      .40%      .62%
Return on Average Equity               19.34     17.38     12.75      5.89      8.91
Dividend Payout                        23.01     25.04     33.44     73.63     49.65
Average Equity to Average Assets        7.44      6.04      6.45      6.85      7.00


Market and Dividend Information

HUBCO, Inc. is traded on the Nasdaq National Market under the symbol HUBC. At year end, there were approximately 1,596 stockholders of record.

HUBCO, Inc. stock price range:
The numbers have been restated to reflect a 10% stock dividend paid by HUBCO on June 1, 1993.

             		    1993                1992
             		Low       High      Low       High
- - - --------------------------------------------------
1st quarter     16       24 5/8      8 3/8     12 1/2
2nd quarter     19       24 3/8     10 5/8     12 5/8
3rd quarter     20 1/4   25 1/4     11 3/8     13
4th quarter     20       24 1/2     12         16 7/8


Dividends paid
- - - --------------------------------------------------
March 1, 1993            $.10 per share
June 1, 1993             $.11 per share
September 1, 1993        $.11 per share
December 1, 1993         $.12 per share
December 1, 1993         $.03 per share (extra)

On April 20, 1993 the Board of Directors approved a 10% stock dividend payable June 1, 1993 to stockholders of record on May 11, 1993.

On October 12, 1993 the Board of Directors approved an extra year-end cash dividend of $.03 per share payable to stockholders of record on November 15, 1993.

March 1, 1992            $.09 per share
June 1, 1992             $.09 per share
September 1, 1992        $.09 per share
December 1, 1992         $.10 per share
December 1, 1992         $.03 per share (extra)

On October 13, 1992 the Board of Directors approved an extra year-end cash dividend of $.03 per share payable to stockholders of record on November 16, 1992.

HUBCO, Inc. will provide, free of charge, to any stockholder, upon written request, a copy of the Corporation's Annual Report on Form 10-K, including the financial statements and schedules which has been filed with the Securities & Exchange Commission. Requests should be addressed to:

	  D. Lynn Van Borkulo-Nuzzo, Secretary
	  HUBCO, Inc.
	  3100 Bergenline Avenue
	  Union City, New Jersey 07087





Duplicate accounts and mailings are costly and often unnecessary. We can consolidate such accounts upon written request if you will notify either the Corporate Secretary at the above address or Carolyn B. O'Neill, American Stock Transfer and Trust Company,
40 Wall Street, New York, NY  10269


Dividend Investment Plan

If you are not enrolled in the Corporation's Dividend Investment
Plan and would like to join the plan, you may obtain information by writing to the Corporate Secretary at the above address.



HUBCO, INC. & SUBSIDIARIES

HUBCO, INC.
BOARD OF DIRECTORS

Robert J. Burke
President, Union Dry Dock & Repair Co.

Henry G. Hugelheim
Retired

Harry J. Leber
Retired

Kenneth T. Neilson
President & CEO

Charles F.X. Poggi
President, The Poggi Press

James E. Schierloh
Chairman of the Board

Sister Grace Frances Strauber
Chairperson, Franciscan Health Care System of New Jersey

Edwin Wachtel
President/CEO
Europe Craft Imports, Inc.

HUBCO, Inc.
OFFICERS

James E. Schierloh
Chairman

Kenneth T. Neilson
President & CEO

D. Lynn Van Borkulo-Nuzzo, Esq.
Vice President & Corporate Secretary

Christina L. Maier
Assistant Treasurer

Margaret Warianka
Auditor

HUDSON UNITED BANK
BOARD OF DIRECTORS

Robert J. Burke
Joan David
Thomas R. Farley, Esq.
Henry G. Hugelheim
Harry J. Leber
Kenneth T. Neilson
Charles F.X. Poggi
James E. Schierloh
Sister Grace Frances Strauber
Edwin Wachtel

HUB FINANCIAL SERVICES, INC.
BOARD OF DIRECTORS

William J. Beyer, III
Robert J. Burke
Kenneth T. Neilson
James E. Schierloh, Chairman
Thomas J. Shara

HUB FINANCIAL SERVICES, INC.
OFFICERS

Kenneth T. Neilson
President & CEO

Christina L. Maier
Treasurer

John Calley
Vice President & Investment Officer

William J. Beyer, III
Secretary


ADVISORY COUNCIL MEMBERS

BERGEN COUNTY
Richard Lane
Managing Director, Diraje Corporation

Frank Leanza, Esq.
President, Leanza, Agrapidis & Kalebic, P.C.

Steven Sklow
President, International Foam Products, Inc.

Bernard Stubovsky, CPA
Partner, Demetrius & Company, CPA's

Steven Sy
President, H.S.S. Services


ESSEX COUNTY
Charles Cummins
President, Cummins & Shack, O.D., P.A.

Barbara Miskiv, CPA
Maglin, Miskiv, Leipzig

James Mortenson, CPA
Mortenson & Associcates

George T. Rawding, Esq.
Bannon, Rawding, McDonald & Mascera, PA

HUDSON COUNTY
Rene Abreu
President, The Mortgage Pros, Inc.

Joseph Baldomero, CPA
Managing Partner, Baldomero & Pena

Louis DeFalco, CPA
Managing Partner, DeFalco & Company

Stewart Farber, CPA
Managing Partner, Julius Farber & Company

Ernesto Garcia
President, Action Agency

Antonio Pelaez, Sr.
President, Anpesil Distributors, Inc.

Chris Wolf
President, Schuetzen Park, Inc.


PASSIAC COUNTY
William Book
President, Book Chevrolet/Buick

Vincent Citarelli
President, VIP Brokerage Corporation

John Demetrius, CPA
Partner, Demetrius & Company

George Homcy
President, North Jersey Regional Chamber of Commerce

Kenneth Rose, Esq.