Form 10-K, Exhibit 13
HUBCO INC
filed 1995-03-31
CIK 703559

MANAGEMENT ANALYSIS

                                FINANCIAL REVIEW

This financial review presents management's discussion and analysis of operating results and financial condition. It should be read in conjunction with the audited consolidated financial statements and the accompanying notes beginning on page 27 of this report. Unless otherwise noted, all dollar amounts are presented in thousands. All per share amounts have been retroactively adjusted for the three-for-two common stock split on January 14, 1995.

                                    OVERVIEW

During 1994, the Company made use of its strong capital position to once again take advantage of acquisition opportunities in northern New Jersey, continuing its strategy to attempt to enhance profitability and build market share through both internal growth and acquisitions. In addition, the Company successfully raised new capital through a private placement of $25 million of subordinated debentures and issued $19 million of preferred stock in connection with its acquisition of Washington Bancorp, Inc. As a result of these factors, HUBCO achieved record results in three key financial areas: earnings, asset base and stockholders' equity. Net income rose 19% to a level of $16.9 million in 1994 from $14.2 million in 1993; assets increased by 32% to $1.377 billion at December 31, 1994 from $1.042 billion at year-end 1993; and stockholders' equity reached $99.0 million, a 25% increase over the 1993 level of $79.0 million. In addition, HUBCO increased its regular quarterly cash dividend from $.12 per share in the first two quarters to $.15 per share in the third and fourth quarters. When combined with the January 1995 three for two common stock split, the continued regular

                            Return on Average Assets
                                    [Chart]

          1989 ..........      0.62%       3309       530556
          1990 ..........      0.40%       2215       549704
          1991 ..........      0.82%       5021       610297
          1992 ..........      1.05%       9641       918116
          1993 ..........      1.44%      14202       987894
          1994 ..........      1.35%


dividend rate of $.15 increases the cash payout by 88%.

Highlights of the Company's 1994 financial accomplishments include:

o Return on average stockholders' equity was 19.44% for 1994. This compares to 19.34% in 1993 and 17.38% in 1992.

o Net interest margin was 5.09%, despite the higher rates paid on acquired deposits and a reduction in overall yield on the blended investment portfolios.

o Personnel expense as a percent of average total assets decreased to 1.58% in 1994, down from 1.67% in 1993. The decrease was achieved despite the absorption of the personnel related to three acquisitions.

o Efficiency ratio, which measures operating expense as a percentage of recurring tax equivalent income, was held to 54.9% despite the absorption of expenses related to the terminated Statewide acquisition, a major computer conversion and the purchase of a new headquarters building.

                                  ACQUISITIONS

HUBCO's acquisition philosophy is to seek in-market or contiguous market opportunities which HUBCO believes can be accomplished with little dilution to earnings. When evaluating acquisitions, HUBCO conducts a due diligence review to attempt to identify both risks and income potential and then attempts to structure a transaction which allows it to manage the risk while earning a fair return on the investment. HUBCO considers both government-assisted and private transactions.

In 1994, the Company consummated three acquisitions. On May 6, 1994, the Company, through Hudson United Bank, acquired four branches, deposits and certain assets of Polifly Federal Savings and Loan Association ("Polifly") from the Resolution Trust Corpora-

                              Stockholder's Equity
                                    [Chart]


                      1992 ...........         68.313
                      1993 ...........         78.954
                      1994 ...........         99.980
tion ("RTC"). The purchase price for the acquisition was $6.2 million. On July 1, 1994, the company consummated its merger with Washington Bancorp, Inc. ("Washington") for a combination of cash and convertible preferred stock with an aggregate value of approximately $40.5 million and acquired the eight branches of Washington Savings Bank. In connection with the Washington acquisition, the Company assumed deposits of $237.8 million, received $7.1 million in cash and cash equivalents, and acquired $91.4 million in securities and $168.5 million in loans.

On December 7, 1994, the Bank acquired Shoppers Charge Accounts Co. ("Shoppers") for approximately $16.3 million in cash. The Bank recorded approximately $63.4 million in assets and $46.9 million in liabilities as a result of this acquisition. The difference reflects the shareholders' equity of Shoppers ($13.2 million) and purchase accounting adjustments of $3.3 million.

All of the above transactions were accounted for under the purchase method of accounting.

In 1993, the Company acquired six branches, the deposits and certain assets of Pilgrim State Bank from The Ramapo Bank. The purchase price for the acquisition was $6 million.

In November 1994, the Company and its subsidiary Bank agreed to acquire Jefferson National Bank for common stock with an aggregate consideration of approximately $9.2 million. In the transaction, Jefferson's common shares will be converted into 2.844 shares of HUBCO common stock. As part of the merger, Jefferson will be merged into the Company's banking subsidiary, Hudson United Bank. As of December 31, 1994, Jefferson reported total assets, deposits and stockholders' equity of $91.6 million, $85.4 million and $5.4 million, respectively. The transaction will be accounted for as a pooling of interests.

The significant financial information relative to the 1994 and 1993 acquisitions is discussed in Note (2) to the financial statements.

                                  Asset Growth
                                    [Chart]

          1989 ..........      548.132        506.607        8.20%
          1990 ..........      595.128        548.132        8.57%
          1991 ..........      673.159        595.128       13.11%
          1992 ..........      931.911        673.159       38.44%
          1993 ..........     1041.825        931.911       11.79%
          1994 ..........     1377           1041.825       32.17%



                             RESULTS OF OPERATIONS

Earnings Summary

HUBCO earned net income of $16,931, or $1.64 per share on a fully diluted basis in 1994 compared to $14,202, or $1.37 per share, in 1993 and $9,641, or $1.06 per share, in 1992. Key factors contributing to HUBCO's strong earnings improvement in 1994 were increases in net interest income and total non-interest income of $11,003, or 23.4%, and $1,384, or 16.1%, respectively. A decrease of $600, or 16.7%, in the provision for possible loan losses also contributed to 1994's earnings enhancement. Partially offsetting the 1994 gains were increases in total operating expenses and in the provision for income taxes of $8,033, or 26.8%, and $2,225, or 28.3%, respectively.

For the year ended December 31, 1993, the reported earnings of $14,202 represented an increase of $4,561, or 47.3%, compared with 1992. The increase was primarily attributable to increases of $6,005, and $949 in net interest income and total non-interest income and to decreases in total operating expenses and the provision for possible loan losses of $4,378 and $516, respectively. Partially offsetting the 1993 gains was an increase in the provision for income taxes of $7,287.

Net Interest Income

The Company's principal source of revenue is its net interest income, which is the difference between the interest earned on assets and interest paid on the funds acquired to support those assets. The principal interest earning assets are loans made to businesses and individuals, investment securities and federal funds sold in the inter-bank market. Net interest income is affected by the balances and mix of interest-earning assets and interest-bearing liabilities and changes in their corresponding yield and costs, and by the volume of interest earning assets funded by non-interest bearing deposits.

The table presented on page 8 shows, for the three years ended December 31, 1994, 1993 and 1992 the average distribution of assets, liabilities and stockholders' equity and the interest earned or paid on related items, as well as the Company's net yield on interest earning assets (i.e., net interest income divided by average interest earning assets). Non-taxable income from loans and investment securities is presented on a tax-equivalent basis whereby tax-exempt income is adjusted upward by an amount equivalent to the prevailing federal income taxes that would have been paid if the income had been fully taxable. The assumed tax rate was 35% in 1994 and 1993 and 34% in 1992.

In 1994, net interest income on a fully tax-equivalent basis increased to $58,927 from $47,771 in 1993, an increase of $11,156, or

         DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY:

                   INTEREST RATES AND INTEREST DIFFERENTIALS

                           (In Thousands of Dollars)



                                         1994                                 1993                                1992
                            -----------------------------       -----------------------------        -----------------------------
                            Average                Yield/       Average                Yield/        Average                Yield/
                            Balance    Interest     Rate        Balance     Interest    Rate         Balance    Interest     Rate
                            -------    --------    -----        -------     --------   -----       ---------   ---------    -------
                                                                              ASSETS
Interest Earning Assets:
Taxable Loans(1) ........ $  593,292    $49,754     8.39%      $517,761     $43,240     8.35%      $505,464     $45,004       8.90%
Nontaxable Loans(1) .....      6,740        571     8.47          5,182         471     9.09          6,026         609      10.11
Taxable Investment
  Securities ............    514,256     31,989     6.22        345,845      22,350     6.46        278,119      19,991       7.19
Nontaxable Investment
  Securities ............     33,019      2,019     6.11         23,403       1,680     7.18         16,015       1,374       8.58
Federal Funds Sold and
  Securities Purchased
  Under Agreements to
  Resell ................     11,312        476     4.21         25,895         771     2.98         32,782       1,342       4.09
                          ----------    -------                --------     -------                --------     -------

Total Interest Earning
  Assets ................  1,158,619     84,809     7.32        918,086      68,512     7.46        838,406      68,320       8.15
Non-Interest Earning Assets:
Cash and Due
  from Banks ............     53,473                             42,699                              48,812
Premises and
  Equipment, Net ........     24,996                             17,603                              14,277
Accrued Interest
  Receivable ............     11,401                              8,291                               8,346
Other Assets ............     20,185                             10,216                              15,710
Less Allowance for
  Possible Loan
  Losses ................    (12,850)                            (9,001)                             (7,435)
                          ----------                           --------                            --------
       TOTAL ............ $1,255,824                           $987,894                            $918,116
                          ==========                           ========                            ========

                                                         LIABILITIES AND STOCKHOLDERS' EQUITY
Interest Bearing Liabilities:
Demand Deposits ......... $  146,722    $ 4,056     2.76%      $112,836     $ 3,095     2.74%      $ 97,494     $ 3,256       3.34%
Savings Deposits ........    451,410     11,393     2.52        342,540       8,833     2.58        278,925       9,094       3.26
Time Deposits ...........    297,903      8,025     2.69        251,128       8,451     3.37        303,029      13,744       4.54
Federal Funds Purchased
  and Securities Sold
  Under Agreements to
  Repurchase ............     22,798        557     2.44         14,603         333     2.28         14,500         480       3.31
Subordinated Notes ......     24,110      1,736     7.20             --          --       --             --          --         --
Other ...................      2,723        115     4.22            938          29     3.09          1,269          59       4.65
                          ----------    -------                --------     -------                --------     -------
Total Interest Bearing
  Liabilities ...........    945,666     25,882     2.74        722,045      20,741     2.87        695,217      26,633       3.83
Non-Interest Bearing
  Liabilities:
  Demand Deposits .......    215,573                            185,848                             152,397
  Other .................      7,508                              6,550                              15,035
                          ----------                           --------                            --------
                           1,168,747                            914,443                             862,649
Stockholders' Equity ....     87,077                             73,451                              55,467
                          ----------                           --------                            --------
       TOTAL ............ $1,255,824                           $987,894                            $918,116
                          ==========                           ========                            ========

Net Interest
  Earnings ..............               $58,927                             $47,771                             $41,687
                                        =======                             =======                             =======

Net Yield on Interest
  Earning Assets ........                           5.09%                               5.20%                                 4.97%
                                                    =====                               =====                                 =====

Tax Equivalent Adjustments:
  Loans .................                 $ 200                               $ 165                               $ 207
  Investment Securities .                   706                                 588                                 467
                                          -----                               -----                               -----
       TOTAL ............                 $ 906                               $ 753                               $ 674
                                          =====                               =====                               ======
-------------

(1) For the purpose of these computations, non-accruing loans are included in the daily average loan amount outstanding. Fees are included in loan interest. Loans and total interest earning assets are net of unearned income.

23.4%. This increase was due to an increase of $16,912, or 8.6%, in net average interest earning assets (average interest earning assets less average interest bearing liabilities) and the maintenance of the spread between the yield on interest earning assets and the rate on interest bearing liabilities.

Interest income on a tax-equivalent basis increased by $16,297, or 23.8%, during 1994 due to an increase of $240,533 in the volume of average interest earning assets. The additional volume generated increased interest earnings of $17,017, which were offset by $720 due to a decline in overall yield of 14 basis points. The most significant contribution came from the investment portfolio, where the increase in average volume of $178,027, or 48.2%, caused an earnings increase of $11,114, which was only partially offset by a $1,136 reduction in earnings due to a decline in the blended rate of 30 basis points. The loan portfolio, with an increase of 3 basis points in the blended rate, contributed an additional net increase to interest earnings of $6,614, 97% of which was attributable to the $77,089 in increased average volume. Interest expense increased by $5,141, or 24.8%, during 1994. The increase in volume of interest bearing liabilities of $223,621, or 31.0%, created additional interest expense of $7,149, which was reduced in part by a $2,008 savings resulting from a decline in the overall cost of funds of 13 basis points. The most significant increase in terms of volume was in savings deposits, which show an average balance increase of $108,870, or 31.8%. The resulting net increase in related interest expense of $2,560 represents 50% of the total increase in the cost of funds. The issuance of the subordinated debentures at a net cost of $1,736 comprise another 33.8% of the interest expense increase.

Yield/rate, which plays as significant a role in interest earnings as does volume, continued to show overall declines for 1994, although by

                              Earnings Comparision
                                    [Chart]

                    1989 ..........      3309       3.309
                    1990 ..........      2215       2.215
                    1991 ..........      5021       5.021
                    1992 ..........      9641       9.641
                    1993 ..........     14202      14.202
                    1994 ..........     16931      16.931


year-end rates had moved upward. Changes in yield/rate are affected by market conditions, non-performing asset levels, accounting strategies, etc. From 1992 through 1994, yields on the loan and investment portfolios decreased as a result of general declines in market interest rates. In 1994, the interest income impact of non-performing loans lowered the yield on taxable loans by 11 basis points, compared to 12 basis points in 1993 and 9 basis points in 1992. In addition, 1994's loan yield was reduced by 8 basis points attributable to the mark-to-market accounting for the acquired Washington loans. In direct contrast 1994's investment portfolio yield was enhanced by 9 basis points related to the mark-to-market accounting for the acquired Washington securities. On the expense side, the Company incurred additional costs related to the negative net impact of an 8 basis point adjustment on savings and time deposit interest.

In 1993, net interest income increased to $47,771 from $41,687 in 1992, an increase of $6,084, or 14.6%. This increase was due to an increase of $52,852, or 36.9%, in net average interest earning assets and a greater decline in interest rates on interest bearing liabilities (96 basis points) than the corresponding decline in yield on interest earning assets (69 basis points).

Interest income on a tax-equivalent basis increased by $192, or .3%, during 1993 despite an increase of $79,680 in average interest earning asset volume. A key factor in the moderate increase was the decrease in yield on total interest earning assets--from 8.15% in 1992 to 7.46% in 1993--which significantly reduced any gain in interest earnings as a result of volume. However, the increase in the average investment portfolio of $75,114, or 25.5%, more than offset the decreased average yield on the portfolio and posted a net increase to earnings of $2,665. The increase in average loan volume of $11,453, or 2.2%, during 1993 was not significant enough to offset the decreased average yield on the portfolio. Interest expense decreased by $5,892, or 22.1%, during 1993. Although the volume of interest bearing liabilities increased by $26,828, or 3.9%, the decrease of 96 basis points in the cost of funds was sufficient to generate a reduction in interest expense.

The net interest margin, which measures net interest income as a percent of average earning assets, was 5.09% for 1994, compared with the 1993 and 1992 levels of 5.20% and 4.97%, respectively.

The table on page 10 sets forth the changes in interest income and interest expense as they relate to changes in volume and rate for the years 1994, 1993 and 1992.

              CHANGES IN NET INTEREST EARNINGS DUE TO VOLUME/RATE

                           (In Thousands of Dollars)


                                                    --------------------------------         ------------------------------------
                                                        1994 Compared to 1993                       1993 Compared to 1992
                                                     Increase/(Decrease) Due To                  Increase/(Decrease) Due To
                                                    Volume       Rate         Net             Volume         Rate          Net
                                                    ------     --------     --------          -------       -------      --------
Interest Earned On:

    Taxable Loans .............................    $ 6,307     $   207       $ 6,514          $ 1,072       $(2,836)     $(1,764)
    Nontaxable Loans ..........................        134         (34)          100              (80)          (58)        (138)
    Taxable Investment Securities .............     10,498        (859)        9,639            4,530        (2,171)       2,359
    Nontaxable Investment Securities ..........        616        (277)          339              557          (251)         306
    Federal Funds Sold and
       Securities Purchased under
       Agreements to Resell ...................       (538)        243          (295)            (249)         (322)        (571)
                                                   -------     -------       -------          -------       -------      -------
           Total Interest Earning Assets ......    $17,017     $ ( 720)      $16,297          $ 5,830       $(5,638)     $   192
                                                   =======     =======       =======          =======       =======      =======



Interest Paid On:

    Demand Deposits ...........................    $   938     $    23       $   961          $   471       $  (632)     $  (161)
    Savings Deposits ..........................      2,769        (209)        2,560            1,845        (2,106)        (261)
    Time Deposits                                    1,435      (1,861)         (426)          (2,113)       (3,180)      (5,293)
    Federal Funds Purchased and
       Securities Sold Under Agreements
       to Repurchase ..........................        199          25           224                3          (150)        (147)
    Subordinated Notes ........................      1,736        --           1,736             --            --           --
    Other .....................................         72          14            86              (13)          (17)         (30)
                                                   -------     -------       -------          -------       -------      -------
Total Interest Bearing Liabilities ............    $ 7,149     $(2,008)      $ 5,141          $   193       $(6,085)     $(5,892)
                                                   =======     =======       =======          =======       =======      =======
           Net Interest Earnings ..............    $ 9,868     $ 1,288       $11,156          $ 5,637         $ 477      $ 6,084
                                                   =======     =======       =======          =======         =====      =======


Provision for Possible Loan Losses

The Company maintains an allowance for possible loan losses at a level considered by management to be adequate to cover the inherent risk of loss associated with its loan portfolio. The allowance for possible loan losses is based on estimates and ultimate losses may vary from the current estimates. Management formally reviews the loan portfolio and evaluates credit risk on a quarterly basis throughout the year. Such review endeavors to take into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by portfolio, industry trends and the impact of local and national economic conditions. See "Asset Quality".

The provision for possible loan losses was $3,000 for 1994 compared to $3,600 for 1993. The decrease of $600, or 16.7%, resulted from the overall improvement in the loan portfolio and improvement in the New Jersey real estate environment. The provision for possible loan losses in 1993 of $3,600 decreased from $4,116 in 1992. The reduced provision in 1993 reflected an improving portfolio compared to an increase in the provision in 1992 to account for loans acquired in two acquisitions and to replenish the allowance.

Non-Interest Income

Total non-interest income increased by $1,384, or 16.1%, during 1994 to $9,990. The increase in total non-interest income in 1993 from 1992, was $949, or 12.4%, for the year.

Securities losses for the three years ended December 31, 1994, 1993 and 1992 were $337, $0 and $26, respectively. Although the Company's intentions are to hold its securities until maturity, an analysis of the portfolio has been done subsequent to each acquisition and sales were transacted in order to maintain the portfolio within the parameters of the Company's investment policy.

The 20% increase in trust income from $525 in 1993 to $630 in 1994 is due to an increase in the number of estate and investment management accounts resulting from a business development program. During 1993, trust income had shown a slight decline of $66, or 11.2%.

The Company derived $7,528 in service charges on deposit accounts during 1994, an increase from 1993 of $1,547, or 25.9%. In 1993, income from service charges on deposit accounts had increased by $1,149, or 23.8%, from 1992. In both instances, the increased fees are a result of the increased volume in demand deposit accounts. Average demand deposit accounts (interest bearing and non-interest bearing) increased by $63,611, or 21.3%, in 1994 and by $48,793, or 19.5%, in 1993 as a result of internal growth and the acquisitions completed in the respective years.

Other income increased slightly during 1994 by $69, or 3.3%. The increase is primarily attributable to increases in safe deposit rental income and in the fees generated on the acquired credit card accounts. Offsetting the additional fee income in part were decreases in deposit related fee income and in income from regulatory acquisition-related settlement items. During 1993 other income had decreased by $160, or 7.1%, due primarily to a decline in annuity sale fees resulting from the restructuring of the annuity program.

Operating Expenses

Total operating expense increased by $8,033, or 26.8%, to $38,004 during 1994 from $29,971 in 1993. The 1994 total was impacted in many categories by both the 1993 (Pilgrim) and the 1994 (Polifly, Washington and Shoppers) acquisitions as the costs for the additional locations, with their related staffing, occupancy and equipment needs, were absorbed. Of the total increase of $8,033, $3,390, or 42.2%, relates to increases in salaries and benefits. This increase is primarily attributable to the additional personnel expense incurred as a result of the six Pilgrim branches for an additional six month period ($398); four Polifly branches for an eight-month period ($337), eight Washington branches for a six-month period ($531), and Shoppers personnel for one month ($296); an increase in pension expense based on the actuarial valuation for the current plan year ($261); and salary increases of approximately 4.0% with the associated salary-related increases in payroll taxes.

Occupancy expense increased to $4,110 in 1994 from $3,056 in 1993, an increase of $1,054, or 34.5%. Of that amount, $192 represents costs attributable to the six additional Pilgrim branches, $179 to operate the four Polifly branches, $300 to operate the eight Washington branches and $42 for Shoppers. The remaining increase is primarily due to unusual building repair and service costs incurred as a result of an extremely severe winter season, and costs related to the Company's new corporate headquarters, which was purchased in April 1994. Partially reducing these increases were real estate tax refunds arising from several successful tax appeals. Equipment expense increased during 1994 by $365, or 18.6%, due primarily to repairs, maintenance and depreciation expense related to equipment needs at the additional locations and the upgrade of the

Company's in-house computer systems, including the purchase and installation of imaged check processing equipment.

The reduction of $68, or 57.1%, in the net cost to operate other real estate is due to $132 in gains on the sale of foreclosed properties. Deposit and other insurance fees increased by $549, or 24.3%, due primarily to the increased cost of FDIC insurance on the larger deposit base. Outside service fees increased to $2,921 in 1994 from $2,782 in 1993 primarily as a result of the costs associated with the issuance and registration of the subordinated debentures and preferred stock. The amortization of intangible assets increased from $0 in 1993 to $1,259 in 1994 as a result of the amortization of the Polifly ($773) and Washington ($486) intangibles.

Other expenses increased to $4,564 in 1994 from $3,258 in 1993, an increase of $1,306, or 40.1%. Of that amount, $613, or 46.9% of the total increase, is due to increased acquisition costs. During 1994, the Company absorbed $652 of expenses associated with the terminated merger agreement with Statewide Savings Bank. Conversion expenses increased by $293, or 86.7%, related to the new locations and the installation of voice mail and voice response telephone systems. The remaining increase is attributable to increased costs for supplies, postage, etc. required for the additional facilities.

Total operating expense had decreased by $4,378, or 12.7%, to $29,971 during 1993 from $34,349 in 1992. The Pilgrim acquisition impacted many categories as the costs for six additional branch locations, with their related staffing, occupancy and equipment needs, were absorbed. Salaries increased by $1,435, or 13.7%, as a result of the increased number of employees and annual salary increases of approximately 4.0%. Pension and other employee benefits increased by $1,362, or 42.2%, primarily due to salary-related increases in payroll taxes, insurance increases, and an increase in the contingent performance bonus accrual.

Despite the 1993 mid-year addition of the six Pilgrim locations, occupancy expense decreased during 1993 by $126, or 4.0%, which was achieved through the closing of a branch, the sale of an office building, the renegotiation of several acquired leases and significant real estate tax refunds arising from several successful tax appeals. Equipment expense increased during 1993 by $200, or 11.4%, due to the additional equipment needs of the acquired Pilgrim branches.

The reduction of $443, or 78.8%, in the net cost to operate other real estate during 1993 is the result of a year-end 1992 charitable donation of a $4,000 property, which also explains the decrease of $3,999, or 99.2%, in charitable contribution expenses for 1993. Other expenses decreased during 1993 by $651, or 16.7%, due primarily to a decrease in operating supplies resulting from the merger of HUB National Bank into Hudson United Bank, a reduction in telephone expense generated from the installation of a more efficient system and a decrease in acquisition costs.

Federal Income Taxes

The Federal income tax provision of $8,397 in 1994 compares with $6,976 in 1993 and $207 in 1992. The 1994 increase of $1,421 over the 1993 tax provision is due to an increase of $4,954, or 22.5%, in income before the provision for income taxes. The 1993 increase of $6,769 over the 1992 tax provision of $207 is due to two non-recurring events which reduced the 1992 provision.

The effective Federal income tax rates for 1994, 1993 and 1992 were 31%, 32%, and 2%, respectively.

                              FINANCIAL CONDITION

Total assets at December 31, 1994 increased by $335,297, or 32.2%, over the prior year-end as a direct result of the three acquisitions and, to a lesser extent, the issuance of the subordinated debentures. The most significant changes occurred in the investment and loan portfolios, which increased by $110,544, or 25.9%, and $197,367, or 38.1%, respectively. Cash and due from banks showed a modest increase of $3,290, or 6.6%, due to the acquired correspondent bank accounts, the additional cash required for the new branches and the reserves required to be maintained at the Federal Reserve Bank to support the increased deposit levels. Premises and equipment increased by $14,733, or 81.8%, from $18,001 at December 31, 1993 to $32,734 at December 31,
1994. The increase is attributable to the Company's $4,000 purchase of its new corporate headquarters, a $2,000 purchase of imaging and related data processing equipment, and the buildings and equipment acquired through the Polifly, Washington and Shoppers transactions of approximately $1,300, $5,500, and $1,600, respectively. Accrued interest receivable increased by $3,134, or 30.5%, as a result of the increased volume in the loan and investment portfolios. The deposit increase of $264,045, or 28.2%, was attained through the acquisitions of Polifly and Washington. Federal funds purchased and securities sold under agreements to repurchase increased by $10,724, or 54.6%, due to the $14,500 purchase of federal funds at year-end to meet short-term liquidity needs.


                                                                         December 31
                                                 --------------------------------------------------------
                                                    1994                    1993                   1992
                                                  --------                --------               -------
Loans secured by real estate:
    Residential mortgage loans-fixed ......       $ 99,261                $ 81,281               $ 85,887
    Residential mortgage loans-variable ...        155,564                  68,451                 72,580
    Residential home equity loans .........         37,345                  38,103                 25,578
    Construction loans ....................          7,326                   7,117                  3,777
    Commercial mortgage loans .............        137,196                 107,577                115,413
                                                  --------                --------               --------
                                                   436,692                 302,529                303,235
                                                  --------                --------               --------
Commercial and industrial loans:
    Secured by real estate ................         96,035                  34,789                 24,366
    Other .................................         92,557                 139,899                130,139
                                                  --------                --------               --------
                                                   188,592                 174,688                154,505
                                                  --------                --------               --------
Loans to individuals for household,
    family and other personal
    expenditures ..........................        108,076                  57,548                 63,129
                                                  --------                --------               --------
                                                  $733,360                $534,765               $520,869
                                                  ========                ========               ========


At December 31, 1993, total assets had increased $109,914, or 11.8%, over December 31, 1992, as a direct result of the Pilgrim acquisition. The most significant change in 1993 was an increase of $104,163, or 32.3%, in the investment portfolio.

                                 LOAN PORTFOLIO

The Company's loan portfolio at December 31, 1994 totalled $733,360, an increase of $198,595, or 37.1%, over year-end 1993. Discounting the effect of the three acquisitions, the portfolio decreased $25,313, or 4.7%, for a number of reasons. The Company continued to sell fixed rate residential mortgage loans in the secondary market and to de-emphasize the making of indirect loans, and received payoffs on certain loans in its portfolio. This was compounded by weak loan demand in the beginning of the year and strong competition to lend, which further impacted the limited market of credit worthy borrowers.

The Company's loans are primarily to businesses and individuals located in northern New Jersey. The table above presents a summary of the Company's loan portfolio.

At December 31, 1994, residential loans amounted to $292,170, or 39.8%, of the Company's total loan portfolio. Residential loans are predominantly secured by one to four family properties in the Bank's primary market area of northern New Jersey. Loans kept for the Bank's portfolio are primarily underwritten to FNMA and FHLMC standards. Loan to value ratios are strictly enforced and generally do not exceed 75%, and terms generally do not exceed 20 years for loans maintained in the Company's portfolio. Residential mortgage loans increased by $105,093, or 70.2%, as a result of loans obtained through the Washington acquisition. Discounting the acquired loans of $137,141, residential mortgage loans decreased by $32,806, or 31.4%, due to payments, refinances, and the sale of newly generated loans to the secondary market in an effort to build the mortgage servicing portfolio. From 1992 to 1993, residential loans increased by $3,790, or 2.1%, as a result of loans obtained through the Pilgrim acquisition.

Construction loans are made only to what the Company views as a select group of well established local developers. Construction loans are primarily made on buildings which are generally under contract before being built. The Company inspects properties prior to advances being made. Construction loans increased by $209, or 2.9% in 1994 from 1993 due to advances made on existing loans. During 1993, Construction loans had increased by $3,340, or 88.4%, as a result of one new loan.

Most of the Company's commercial mortgage loans are for a maximum term of 15 years requiring fixed principal plus interest payments under which the borrower pays off an equal amount of the principal balance of the loan each month. For example, a borrower with a loan maturing in five years would pay off 1/60 of the principal balance of the loan plus interest each month. The effect of such payment is to reduce the principal balance of the loan more rapidly in the early years than a traditional amortization schedule or balloon loan. Commercial mortgage loans increased by $29,619, or 27.5%, from 1993 to 1994. Approximately $20,156 of the increase was obtained through the Washington acquisition with the remainder due to normal internal growth. Commercial mortgage loans decreased by $7,836, or 6.8%, from 1992 to 1993 despite $2,330 in commercial mortgage loans acquired from Pilgrim. The decrease was primarily attributable to heavy principal payments on 15 year commercial mortgages and a decline in activity. The commercial mortgage portfolio is comprised primarily of owner occupied properties.

Commercial loans generally are made to companies located within the Bank's market area and generally consist of loans to operating companies such as manufacturers, wholesalers and retailers. Commercial borrowers must provide three years of financial statements along with financial statements of the individual owners of the borrowing entity. These loans are generally collateralized and personally guaranteed by such owners. Commercial loans are made for various purposes including working capital, capital purchase or expansion. Working capital loans generally are made for a term of one year. Loans for capital purchases and expansion are generally extended for three to seven years. Commercial and industrial loans increased by $13,904, or 8.0%, during 1994, of which $592 was obtained through the Washington acquisition and the remainder through internal growth. During 1993, commercial and industrial loans had increased by $20,183, or 13.1%, as a result of the Pilgrim acquisition, a new business development calling program, and an expanded customer base generated through the calling program and the establishment of local advisory boards.

Loans to individuals are installment loans made to individuals, primarily for automobiles, loans to individuals for personal purposes and credit card receivables. These loans are underwritten to predetermined income and debt ratios. The credit card receivables are approved under a credit scoring process and generally have recourse to the merchants generating the receivable. On automobile loans, title to the auto is held as collateral. Loans to individuals increased by $50,528, or 87.8%, as a result of the credit card receivables acquired from Shoppers. Excluding the Shoppers receivables, loans to individuals decreased by $11,980, or 20.8%. During 1993, loans to individuals had decreased $5,581, or 8.8%. In both years, the decreases resulted from the phaseout of our indirect loan program and weak consumer demand. In addition, customers converted existing personal loans into home equity loans, which are carried under loans secured by real estate.

                                 ASSET QUALITY

The Company's principal earning assets are its loans, which are primarily to businesses and individuals located in New Jersey. Inherent in the lending function is the risk of deterioration in a borrower's ability to repay loans under existing loan agreements. Risk elements include nonaccrual, past due and restructured loans, potential problem loans, loan concentrations and other real estate.

Although the Company actively solicits credit worthy borrowers, prevailing market conditions have required a strict monitoring process for credit risk. This process requires scrutiny at all levels -- the initial application, analysis of on-going ability to pay according to terms, determination of the appropriateness of collateral, periodic loan review and the periodic review of the adequacy of the allowance for possible loan losses.

The following table summarizes the Company's non-performing assets:


                                                                               December 31
                                                                ------------------------------------------
                                                                  1994            1993              1992
                                                                -------          -------           ------
Non-accruing Loans:
    Commercial .........................................         $5,166           $1,391          $ 1,310
    Real Estate ........................................          4,271            3,398            2,124
    Installment ........................................            480              745              814
                                                                -------          -------           ------
                TOTAL NON-ACCRUING LOANS ...............          9,917            5,534            4,248
Renegotiated Loans .....................................            539            2,177            2,257
                                                                -------          -------           ------
                TOTAL NON-PERFORMING LOANS .............         10,456            7,711            6,505

Other Real Estate ......................................          3,194            2,311            1,252
                                                                -------          -------           ------
                TOTAL NON-PERFORMING ASSETS ............        $13,650          $10,022           $7,757
                                                                =======          =======           ======


Ratios:
    Nonaccruing Loans to Total Loans Outstanding .......           1.35%            1.03%             .82%
    Non-Performing Assets to Total Assets ..............            .99%             .96%             .83%
    Allowance for Possible Loan Losses to Total
       Non-Accruing Loans ..............................         133.39%          195.36%          179.03%
    Allowance for Possible Loan Losses to Total
       Non-performing Loans ............................         126.51%          140.20%          116.91%


At December 31, 1994, loans past due 90 days or more and still accruing and the applicable asset quality ratios were as follows:

                                                          December 31
                                                -------------------------------
                                                  1994        1993        1992
                                                -------      ------      ------
Commercial ................................      $  448      $1,139      $  589
Real Estate ...............................       1,060         225         647
Installment ...............................          47          79         173
Credit Card Receivables ...................         644        --          --
                                                 ------      ------      ------
    TOTAL LOANS PAST DUE 90 DAYS OR MORE
      AND ACCRUING ........................      $2,199      $1,443      $1,409
                                                 ======      ======      ======

Ratios:
  Loans Past Due 90 Days or More and
    Accruing to Total Loans Outstanding ...         .30%        .27%        .27%

  Loans Past Due 90 Days or More and
    Accruing to Total Assets ..............         .16%        .14%        .15%

The amount of interest income on non-performing loans which would have been recorded had these loans continued to perform under their original terms amounted to $681, $813, and $563 for the years ended December 31, 1994, 1993 and 1992, respectively. The amount of interest income recorded on such loans was $109, $193, and $96 for the years ended December 31, 1994, 1993 and 1992, respectively. The Company has no outstanding commitments to advance additional funds to borrowers with non-performing loans.

Nonaccruing loans consist of commercial, real estate and installment loans on which the Company is no longer accruing interest. Nonaccruing commercial loans are primarily secured and each has an attorney working with the loan officer to attempt to resolve the problem. Nonaccruing commercial loans increased by $3,775, or 271.4%, primarily due to the addition of three large commercial loans totaling $3,600. Two of the loans are secured by real estate with appraisals supporting the loan balance. Nonaccruing commercial loans increased by $81, or 6.2%, in 1993. As a result of the Pilgrim acquisition, the Company obtained nonaccruing commercial loans totalling $504. Excluding the acquired loans, nonaccruing commercial loans decreased in 1993 by $423, or 32.3%.

Nonaccruing real estate loans are principally loans in the foreclosure process secured by real estate, including single family residential properties, multi-family and commercial properties. In 1994, nonaccruing real estate loans increased by $873, or 25.7%, all of which was attributable to the Washington acquisition. From 1992 to 1993, nonaccruing real estate loans increased by $1,274, or 60.0%, due to a poor regional economy and the long foreclosure process in New Jersey. Management does not anticipate incurring a material loss from the resolution of these loans.

Nonaccruing installment loans are loans to individuals. Excluding the credit card receivables, these loans are principally secured by automobiles or real estate. During 1994, nonaccruing installment loans decreased by $265, or 35.6%. At December 31, 1993, nonaccruing installment loans were $745, or .7%, of the consumer portfolio which represented a decrease of $69, or 8.5%, from the December 31, 1992 balance.

Renegotiated loans are loans which are renegotiated to assist borrowers after the borrower has suffered adverse effects in financial condition. Terms are tailored to fit the ability of the borrower to repay in line with the Company's objective of obtaining repayment. This category consists primarily of commercial loans. The decrease in renegotiated loans from 1992 to 1993 of $80, or 3.5%, is the result of principal reductions made by the borrowers. The decrease in renegotiated loans from 1993 to 1994 of $1,638, or 75.2%, is due to three large commercial loans returning to performing status net of the addition of three smaller restructured loans.

Other real estate ("ORE") consists of properties on which the Bank has completed foreclosure proceedings. Before a property is placed in ORE, a current appraisal is received to determine current market value. An environmental study and report is also received on all nonresidential commercial mortgages. Loans are written down to market value before being moved to ORE.

      At December 31, 1994, ORE had increased to $3,194, an increase of $883, or 38.2%, as a result of the foreclosed properties acquired from Washington. The increase of $1,059, or 84.6%, in ORE from 1992 to 1993 is due to the foreclosures on four commercial properties and the addition of a $500 commercial property acquired from Pilgrim.

All costs associated with the holding and maintaining of the ORE properties are expensed as incurred.

At December 31, 1994, total non-performing loans had increased to $10,456, an increase of $2,745, or 35.6%, primarily as a result of the Washington acquisition which brought approximately $18,000 of new non-performing loans to the Company on July 1, 1994. However, as a percentage of total loans, non-performing loans decreased from 1.44% in 1993 to 1.43% in 1994. Total non-performing loans increased from $6,505 at December 31, 1992 to $7,711 at December 31, 1993, an increase of $1,206, or 18.5%, all of which is attributable to the non-performing loans acquired from Pilgrim.

Measures to control and improve the level of non-performing loans are continuing. Efforts are made to identify slow paying loans and generally collection procedures are instituted. After identification, steps are taken to understand the problems of the borrower and to work with the borrower toward resolving the problem, if practicable. Continuing collection efforts are a priority for the Bank.

Loans past due 90 days or more and still accruing consist of commercial, real estate and installment loans which are experiencing temporary difficulties. Such loans are categorized as accruing if the Bank believes that the delinquency is temporary and the loan is adequately collateralized and in the process of collection. Loans which are not expected to be resolved on a timely basis are put on nonaccrual status and collection efforts continue. The increase from 1993 to 1994 in loans past due 90 days or more is acquisition-related, with $644 of the total increase of $756 representing acquired past due credit card receivables. The remaining increase is due to the Washington acquisition. The increase in loans past due 90 days or more from 1992 to 1993 of $34, or 2.4% was primarily due to increases in overall loan volume, coupled with poor economic conditions.

Loan concentrations are considered to exist when there are amounts loaned to separate borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. At December 31, 1994, 1993 and 1992, there were no concentrations of loans exceeding 10% of total loans which are not otherwise disclosed as a category on the consolidated balance sheets included elsewhere in this Annual Report.

The allowance for possible loan losses at year-end 1994 was $13,228, an increase of $2,417

The following is a summary of the activity in the allowance for possible loan losses, by loan category:



                                                                         Year Ended December 31
                                                              -------------------------------------------
                                                                1994              1993             1992
                                                              --------         --------          --------
Amount of Loans Outstanding at End of Year ..........         $733,360         $534,765          $520,869
                                                              ========         ========          ========


Daily Average Amount of Loans .......................         $587,182         $529,340          $520,305
                                                              ========         ========          ========


Balance of Allowance for Possible
    Loan Losses at Beginning of Year ................         $ 10,811          $ 7,605          $  6,698
Loans Charged Off:
    Commercial, Financial and Agricultural ..........             (190)            (637)           (4,622)
    Real Estate-- Construction ......................              (--)             (--)              (--)
    Real Estate-- Mortgage ..........................           (5,701)            (138)             (227)
    Installment .....................................             (201)            (283)             (337)
    Lease Financing .................................              (13)            (122)             (355)
                                                              --------          -------           -------
Total Loans Charged Off .............................           (6,105)          (1,180)           (5,541)
                                                              --------          -------           -------
Recoveries of Loans Previously Charged Off:

    Commercial, Financial and Agricultural ..........              531              141               609
    Real Estate-- Construction ......................               --               --                --
    Real Estate-- Mortgage ..........................              129               59                 8
    Installment .....................................              104              104                57
    Lease Financing .................................               41               82               158
                                                              --------          -------           -------
Total Recoveries ....................................              805              386               832
                                                              --------          -------           -------
Net Loans Charged Off ...............................           (5,300)            (794)           (4,709)
Provision Charged to Expense ........................            3,000            3,600             4,116
Additions Acquired Through Acquisitions .............            4,717              400             1,500
                                                              --------          -------           -------
Balance at End of Year ..............................         $ 13,228         $ 10,811           $ 7,605
                                                              ========         ========           =======

Ratios

    Net Loans Charged Off to
       Average Loans Outstanding ....................            .90%              .15%              .91%
    Allowance for Possible Loan
       Losses to Average Loans
       Outstanding ..................................            2.3%              2.0%              1.5%




compared to year-end 1993. The allowance at year-end 1994 represents 1.80% of total loans outstanding, compared to 2.02% at year-end 1993. Management formally reviews the loan portfolio and evaluates credit risk on at least a quarterly basis throughout the year. Such review takes into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by category, industry trends and the impact of local and national economic conditions.

                              INVESTMENT PORTFOLIO

The Company maintains an investment portfolio to fund increased loans or decreased deposits. The portfolio is composed of select investments that the Company believes are suitable for the Company and which it believes will perform reasonably well under various interest rate scenarios. These investments are of high quality and extremely liquid.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires entities to classify their securities into either a held-to-maturity, available-for-sale or trading category. Each of these classifications requires a different basis of accounting. Held-to-maturity securities are accounted for at amortized cost with fair value changes not recognized. Available-for-sale securities are accounted for at fair value with fair value changes reported as a net of tax amount in a separate component of stockholders' equity. Trading securities are accounted for at fair value with fair value changes reported in the income statement. SFAS 115 is effective for fiscal years beginning after December 15, 1993. The Company adopted this standard as of December 31, 1993.

The following table summarizes the composition of the investment portfolio as of December 31, 1994 and 1993:



                                                                            1994
                                                ----------------------------------------------------------
                                                                     Gross Unrealized           Estimated
                                                 Amortized        ----------------------          Market
                                                   Cost            Gains       (Losses)           Value
                                                 ---------        -------     ---------         ---------
Held to Maturity
U.S. Government ..........................        $225,434        $     4     $  (6,407)        $219,031
U.S. Government Agencies .................         224,954             32       (13,286)         211,700
States and Political Subdivisions ........          23,152             50          (358)          22,844
Other securities .........................           4,958             20          (154)           4,824
                                                  --------        -------      --------         --------
                                                  $478,498        $   106      $(20,205)        $458,399
                                                  ========        =======      ========         ========
Available for Sale
U.S. Government ..........................         $33,196           $ 11      $   (374)        $ 32,833
U.S. Government Agencies .................          15,013            --           (360)          14,653
States and Political  Subdivisions .......             580            --             (2)             578
Other securities .........................           1,000            --            --             1,000
Equity securities ........................           8,385          1,405          (123)           9,667
                                                  --------        -------      --------         --------
                                                  $ 58,174        $ 1,416      $   (859)         $58,731
                                                  ========        =======      ========          =======




                                                                            1993
                                                ----------------------------------------------------------
                                                                     Gross Unrealized           Estimated
                                                 Amortized        ----------------------          Market
                                                   Cost            Gains       (Losses)           Value
                                                 ---------        -------     ---------         ---------
Held to Maturity
U.S. Government ...........................       $104,957        $ 2,648         $(125)        $107,480
U.S. Government Agencies ..................        164,850          3,104          (651)         167,303
States and Political Subdivisions .........         23,815            496            (4)          24,307
Other securities ..........................          2,508             94           --             2,602
                                                  --------        -------      --------         --------
                                                  $296,130        $ 6,342      $   (780)        $301,692
                                                  ========        =======      ========         ========



Available for Sale
U.S. Government ...........................       $104,728        $ 5,580      $    --          $110,308
U.S. Government Agencies ..................         10,482            502            (1)          10,983
States and Political Subdivisions .........          1,600            237           --             1,837
Other securities ..........................          2,107            223            (5)           2,325
Equity securities .........................          4,916            381          (195)           5,102
                                                  --------        -------      --------         --------
                                                  $123,833        $ 6,923      $   (201)        $130,555
                                                  ========        =======      ========         ========



The investment portfolio increased by $110,544 or 25.9% to $537,229 at December 31, 1994 from $426,685 at the end of the prior year. The increase resulted from the inflow of funds generated by the assumption of the Polifly deposits and the $89.9 million in investments acquired from the Washington acquisition.

The Company analyzed the portfolio impact of Washington Bancorp and the Shoppers Charge acquisitions and reallocated its securities between Held to Maturity and Available for Sale. In the Shoppers transaction, securities were utilized to fund the purchase of the credit card portfolio. At December 31, 1994, approximately 10.9% of the total portfolio was "Available for Sale", compared to 30.6% of the total portfolio at December 31, 1993. The mark-to-market impact of SFAS 115 resulted in an increase in the carrying value of the Available For Sale portfolio of $557 and $6,722 in 1994 and 1993, respectively. Of the total increase in Held to Maturity, approximately $182 million, $120 million of the increase was in U.S. Governments and $60 million in U.S. Government Agencies. Of the total increase in Held to Maturity of approximately $150 million were invested in maturities of one to five years; $28 million in 5 to 10 years; and $11 million in mortgage backed securities. Generally, it is the investment policy to invest in maturities of 5 years or less on a laddered basis primarily in U.S. Treasury and Agency obligations.

Investments increased by $104,163, or 32.3%, from $322,522 at December 31, 1992 to $426,685 at December 31, 1993. Of that amount, $6,722 represents the SFAS 115 mark-to-market adjustment; $31,781 represents the securities acquired from Pilgrim and the remainder of the increase is due to purchases that were primarily funded by declines in loans and federal funds sold.

                                    DEPOSITS

The Company's branch system includes 45 branch offices located primarily in Bergen, Essex, Hudson and Passaic counties, with one branch each in Middlesex and Morris Counties, New Jersey. The system is divided into four administrative regions. The Bergen region consists of 13 branches located in Bergen County. The Essex region contain 8 Essex County branches while 13 branches located in Hudson County and one in Middlesex comprise the Hudson region. The Passaic region is made up of 9 branches located in Passaic County and one in Morris County. Each branch operates as a retail sales and service unit offering a complete line of deposit and loan products.

In the face of increased competition from mutual funds and credit unions, depositors remained very selective during 1994 as to the placement of their funds. The acquisitions were the key factor in the posted deposit growths for 1994 and 1993 of $264,045, or 28.2%, and $92,462, or 10.9%, respectively.
Excluding the acquired deposits, total deposits at December 31, 1994 decreased by $81,698, or 8.7%, mainly from the deposits acquired.

The following table summarizes the Company's deposit base:

                                                   At December 31
                                     ------------------------------------------
                                        1994             1993            1992
                                     ----------       ---------       ---------
Non-interest Bearing Deposits ....   $  209,655       $ 205,233       $ 171,178
NOW Accounts .....................      199,845         114,604         103,181
Savings Deposits .................      441,525         380,112         299,990
Time Certificates of Deposit
  of $100,000 or more ............       48,979          23,651          23,695
Other Time Deposits ..............      299,729         212,088         245,182
                                     ----------       ---------       ---------
                                     $1,199,733       $ 935,688       $ 843,226
                                     ==========       =========       =========


Non-interest bearing demand deposits, for which all financial institutions compete, increased to $209,655 at December 31, 1994, a growth of $4,422, or 2.2%. The Company acquired $12,053 in demand deposits from Polifly and $9,161 from Washington. Excluding the acquired deposits, demand deposits decreased by $16,792, or 8.2%. Most of the decline represents movement into interest bearing NOW accounts. Demand deposits had increased by $34,055, or 19.9%, during 1993 as a result of the Pilgrim acquisition ($21,361) and internal growth.

NOW accounts increased in 1994 by $85,241, or 74.4%. Of that amount, $10,915 represents accounts acquired from Washington, while the remainder is primarily attributable to customer movement from non-interest bearing demand accounts and traditional savings accounts. The 1993 increase in NOW accounts of $11,423, or 11.1%, was generated by the $16,513 in NOW accounts obtained through the Pilgrim acquisition.

Savings deposits increased to $441,525 at December 31, 1994 from $380,112 at December 31, 1993, an increase of $61,413, or 16.2%. Of that amount, $26,354 was acquired from Polifly. Washington provided $103,379 in savings deposits, of which a substantial portion transferred to NOW accounts due to higher interest rates. During 1993, savings deposits increased by $80,122, or 26.7%, of which $65,434 represents acquired Pilgrim deposits and the remainder was internal growth.

Time certificates of deposit of $100,000 or more increased during 1994 by $25,328, or 107.1%, due to the acquired deposits. Time certificates of deposit of $100,000 or more had been flat from 1992 to 1993.

Other time deposits increased in 1994 by $87,641, or 41.3%, due to the acquired deposits. Excluding the acquired addition of $154,051, net runoff in other time deposits was $66,410, or 31.3%. During 1993, other time deposits, excluding the Pilgrim addition of $17,891, showed a net runoff of $50,985, or 20.8%. In each case, other time deposits were reduced as high-yielding certificates matured and depositors sought alternative investment products outside of the banking industry where a greater return could be obtained. During the second quarter of 1995, the Company will begin offering other investment products through its branches to satisfy the needs of its depositors.

                       OTHER ASSETS AND OTHER LIABILITIES

Other assets increased by $15,146, or 227.8%. Of that amount, $9,645, or 63.7% of the total increase was generated by recording intangible assets arising from the Polifly and Washington acquisitions. An increase of $932 in accounts receivable and increases in inventories, prepaid expenses, and suspense items made up the remainder of the increase. At December 31, 1993, the other assets total of $6,648 was primarily composed of $352 in accounts receivable, $1,460 in deferred tax assets, $2,575 in inventories and prepaid expenses, $1,757 in transit suspense items, and $504 in miscellaneous.

Other liabilities increased by $15,462, or 204.7%, from $7,554 at December 31, 1993 to $23,016 at December 31, 1994. The increase is attributable to the $16,275 note payable arising from the December closing of the Shoppers acquisition. Cash payment took place in January 1995 in settlement of the note. At December 31, 1993, other liabilities had increased by $1,315, or 21.1%, primarily due to temporary increases in suspense items.

                           INTEREST RATE SENSITIVITY

Interest rate movements and deregulation of interest rates have made managing the Company's interest rate sensitivity increasingly important. The Company's Asset and Liability Committee is responsible for monitoring and managing the Company's exposure to changes in market interest rates. The Committee attempts to maintain a stable net interest margin by repricing and reallocating assets and liabilities within the competitive banking environment.

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

In certain instances, where a trend in market interest rates is determined, it may be advantageous to selectively mismatch asset and liability repricing to take advantage of short term interest rate movements and the shape of the yield curve. The Company's ratio of rate sensitive assets to rate sensitive liabilities was approximately 50% on December 31, 1994, based on contractual maturities and asset prepayment assumptions for the next 12 months. Because of weak loan demand, the Company has been purchasing fixed rate bonds with proceeds received from the reduction of federal funds and the funds received in conjunction with the acquisitions. The effect of this is a negative gap position which in a declining interest rate environment will increase the Company's net interest spread as the cost of the Company's deposits and other liabilities may be expected to fall faster than the interest received on its earning assets. Conversely, if interest rates increase, the negative gap means that interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities, therefore decreasing the net interest spread. The negative gap is evaluated together with the magnitude of change anticipated in different asset and liability categories. Because most deposits are core (checking and savings), the magnitude of interest rate change in these core accounts is estimated to be less than 50% of any prime rate change and the effect of a rate change on the net interest margin would be less than would be expected in a company with less core deposits.

The Company has managed its overall asset/liability sensitivity through balance sheet pricing strategies. The Company could use, but is not limited to, interest rate swaps, covered call option contracts and future contracts. On March 18, 1994, HUBCO entered into an interest rate exchange agreement (the "Agreement") for the purpose of hedging the interest rate related to the Debentures. The Agreement is a contractual agreement between HUBCO and its counterparty to exchange fixed and floating rate interest obligations without exchange of the underlying notional amount of $25,000. The agreement was entered into in an effort to lower the overall cost of borrowings. Such agreement involves interest rate risk. If interest rates increase, the benefit resulting from the agreement will be diminished. The notional principal amount is used to express the volume of the transaction involved in this agreement; however, this amount does not represent exposure to credit loss. HUBCO's counterparty to the Agreement is the fixed rate payor on the Agreement and HUBCO is the floating rate payor on the Agreement. The floating rate is reset every three months. The term of this agreement is 3 years.

Interest rate swaps generally involve the exchange of fixed and floating rate interest payments between two parties without the exchange of the related notional amount. A covered call option contract requires the maker to deliver, upon exercise, an underlying security at a fixed "strike" price. Future contracts can also limit interest rate sensitivity by hedging underlying assets and liabilities from adverse movement of interest rates.

The following table shows the gap position of the Company at December 31, 1994:



                       INTEREST RATE SENSITIVITY ANALYSIS

                               December 31, 1994

                                 (In Thousands)



                                                                    Due Between
                                                       Due Within     91 Days     Due After   Non-Interest
                                                         90 Days   and One Year   One Year      Bearing       Total
                                                        ---------  -------------  ---------    ------------   ----------
ASSETS
Securities ........................................     $  11,486    $  49,204    $ 476,539    $    --       $  537,229
Total Loans .......................................       256,342      192,624      280,208         --          729,174
Non-Interest Bearing Assets .......................          --           --           --        110,719        110,719
                                                        ---------    ---------    ---------    ---------     ----------
Total Assets ......................................     $ 267,828    $ 241,828    $ 756,747    $ 110,719     $1,377,122
Percent of Total Assets ...........................         19.45%       17.56%       54.95%        8.04%        100.00%
                                                        =========    =========    =========    =========     ==========
SOURCE OF FUNDS

Interest-Bearing Deposits .........................     $ 856,700    $ 133,378   $     --      $    --       $  990,078
Short-Term Borrowings .............................        30,353         --           --           --           30,353
Long-Term Debt ....................................          --           --         25,000         --           25,000
Other Liabilities .................................          --           --           --        232,671        232,671
Stockholders' Equity ..............................          --           --           --         99,020         99,020
                                                        ---------    ---------    ---------    ---------     ----------
Total Source of Funds .............................     $ 887,053    $ 133,378   $   25,000    $ 331,691     $1,377,122
Percent of Total Source of Funds ..................         64.41%        9.69%        1.81%       24.09%        100.00%
                                                        =========    =========    =========    =========     ==========
Interest Rate Sensitivity  Gap ....................     $(619,225)   $ 108,450    $ 731,747    $(220,972)
                                                        ---------    ---------    ---------    ---------
Cumulative Interest Rate Sensitivity Gap ..........     $(619,225)   $(510,775)   $ 220,972
                                                        ---------    ---------    ---------



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

The Company actively manages its liquidity position under the direction of both the Asset and Liability Committee and the Investment Committee. Periodic review under prescribed policies and procedures is intended to ensure that the Company will maintain adequate levels of available funds. At December 31, 1994, the Company's primary and secondary liquidity ratios were well above stated policy.

                                    CAPITAL

Capital adequacy is a measure of the amount of capital needed to sustain asset growth while providing safety for depositors' funds represented by shareholders' investments acting as a means to absorb unanticipated losses. The Company regularly evaluates its requirements for equity capital and long-term debt.

The Board of Governors of the Federal Reserve System has issued rules requiring banks and bank holding companies to maintain minimum levels of capital as a percentage of risk weighted assets. Under these rules, a banking organization's assets and certain off-balance sheet activities are classified into categories, with the least capital required for the category deemed to have the least risk and the most capital required for the category deemed to have the most risk. The Board of Governors has also issued leverage capital adequacy standards under which banking organizations must maintain a minimum ratio of Tier I capital to adjusted total assets of at least 3.00% to 5.00%. At December 31, 1994, the minimum capital ratio required for the Company was 4.00% for Tier I capital and 8.00% for total qualifying capital. At December 31, 1994 the Company exceeded the requirements with Tier I capital of 12.08%, total capital of 16.71% and a leverage ratio of 6.28%.

The bank is also subject to similar but separate capital adequacy guidelines promulgated by the FDIC. As of December 31, 1994, the Bank's Tier I capital ratio was 11.50%, its total capital ratio was 12.75%, and its leverage ratio was 5.96%.

On June 1, 1993, the Company paid a ten percent stock dividend to stockholders of record May 11, 1993 which resulted in the issuance of 628,011 new shares of common stock.

On November 8, 1993, HUBCO's Board of Directors authorized a stock repurchase plan and authorized management to repurchase up to 10% of its outstanding common stock per year beginning immediately. At that time, HUBCO had approximately 6.9 million shares outstanding. As of December 31, 1994, HUBCO had repurchased 858,121 shares of common stock at a cost of $12.5 million.

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

The following table summarizes the capital ratios as of December 31, 1994:



                                                                    RATIOS AT DECEMBER 31, 1994
                                                              --------------------------------------
                                      1994 MINIMUM               HUDSON                 HUBCO, INC.
CAPITAL RATIOS                        REQUIREMENTS*            UNITED BANK            & SUBSIDIARIES
--------------                        ------------             -----------            --------------
Tier I Capital ................           6.0%                     11.50%                  12.08%
Total Qualifying Capital ......          10.0%                     12.75%                  16.71%
Leverage Ratio ................           5.0%                      5.96%                   6.54%

--------------

* For qualification as a well-capitalized institution.



At the end of the reported period, there were no known uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations; nor is the Company aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have such an effect.

The Company had no material commitments for capital expenditures as of December 31, 1994.

                          CONSOLIDATED BALANCE SHEETS

                          HUBCO, INC. and Subsidiaries

                                                                                               December 31,
                                                                                       --------------------------
(in thousands, except share data)                                                         1994            1993
                                                                                       ----------      ----------
ASSETS
    Cash and due from banks (Notes 3 and 20) ..................................        $   52,832      $   49,542
    Federal funds sold ........................................................              --             9,800
                                                                                       ----------      ----------
             TOTAL CASH AND CASH EQUIVALENTS ..................................            52,832          59,342
                                                                                       ----------      ----------
    Securities (Notes 4 and 20)--
       Available for sale, at market value (amortized cost of
           $58,174 and $123,833 for 1994 and 1993, respectively) ..............            58,731         130,555
       Held to maturity, at cost (market value of $458,399 and
           $301,692 for 1994 and 1993, respectively) ..........................           478,498         296,130
                                                                                       ----------      ----------
             TOTAL SECURITIES .................................................           537,229         426,685
                                                                                       ----------      ----------
    Loans (Notes 5, 7 and 20):
       Real estate--mortgage ..................................................           378,505         246,647
       Commercial and financial ...............................................           188,062         178,827
       Consumer credit ........................................................            99,216         109,291
       Credit card ............................................................            67,577            --
                                                                                       ----------      ----------
                                                                                          733,360         534,765
                                                                                       ----------      ----------
    Less:
       Allowance for possible loan losses (Note 6) ............................            13,228          10,811
       Deferred loan fees .....................................................             1,149             676
       Unearned income ........................................................             3,037           4,699
                                                                                       ----------      ----------
             NET LOANS ........................................................           715,946         518,579
                                                                                       ----------      ----------

    Premises and equipment, net (Note 9) ......................................            32,734          18,001
    Accrued interest receivable ...............................................            13,393          10,259
    Other real estate .........................................................             3,194           2,311
    Other assets (Notes 2 and 10) .............................................            21,794           6,648
                                                                                       ----------      ----------
             TOTAL ASSETS .....................................................        $1,377,122      $1,041,825
                                                                                       ==========      ==========


LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
    Deposits:
       Noninterest bearing ....................................................        $  209,655      $  205,233
       Interest bearing .......................................................           990,078         730,455
                                                                                       ----------      ----------
             TOTAL DEPOSITS ...................................................         1,199,733         935,688
                                                                                       ----------      ----------
    Federal funds purchased and securities sold under agreements
       to repurchase ..........................................................            30,353          19,629
    Accrued taxes and other liabilities .......................................            23,016           7,554
                                                                                       ----------      ----------
             TOTAL LIABILITIES ................................................         1,253,102         962,871
                                                                                       ----------      ----------
    Subordinated debt (Note 12) ...............................................            25,000            --
                                                                                       ----------      ----------
COMMITMENTS AND CONTINGENCIES (Notes 16 and 17)
STOCKHOLDERS' EQUITY (Notes 13, 14 and 15):
    Preferred stock -- Series A, no par value; authorized 3,300,000
       shares, issued 797,811 and outstanding 788,811 shares in 1994 ..........            19,147            --
    Common stock, no par value; authorized 19,800,000 shares; issued
       10,400,042 and outstanding  9,610,374 and issued 6,933,361 and
       outstanding 6,724,661 shares in 1994 and 1993, respectively ............            18,492          18,492
    Additional paid-in capital ................................................            49,048          49,048
    Retained earnings .........................................................            25,647          12,669
    Treasury stock, at cost, 789,668 and 208,700 common shares in
       1994 and 1993, respectively, and 9,000 preferred shares in 1994 ........           (11,723)         (4,571)
    Restricted stock award ....................................................            (1,266)           (946)
    Unrealized holding (loss) gain on securities
       available for sale, net of income taxes ................................              (325)          4,262
                                                                                       ----------      ----------
             TOTAL STOCKHOLDERS' EQUITY .......................................            99,020          78,954
                                                                                       ----------      ----------
             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .......................        $1,377,122      $1,041,825
                                                                                       ==========      ==========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       CONSOLIDATED STATEMENTS OF INCOME

                          HUBCO, INC. and Subsidiaries

                                                                                  For The Years
                                                                                Ended December 31,
                                                                         ---------------------------------
(in thousands, except per share data)                                      1994         1993         1992
                                                                         -------      -------      -------
INTEREST INCOME:
    Interest and fees on loans:
       Taxable ....................................................      $49,754      $43,240      $45,004
       Tax-exempt .................................................          371          306          402
                                                                         -------      -------      -------
                                                                          50,125       43,546       45,406
                                                                         -------      -------      -------
    Interest and dividends on securities:
       Taxable ....................................................       31,989       22,350       19,991
       Tax-exempt .................................................        1,313        1,092          907
                                                                         -------      -------      -------
                                                                          33,302       23,442       20,898
                                                                         -------      -------      -------
    Interest on Federal funds sold ................................          476          771        1,342
                                                                         -------      -------      -------
             TOTAL INTEREST INCOME ................................       83,903       67,759       67,646
                                                                         -------      -------      -------
INTEREST EXPENSE:
    Savings deposits ..............................................       15,449       11,928       12,350
    Time deposits and certificates of deposits ....................        8,025        8,451       13,744
    Interest on short-term and other borrowings ...................        2,408          362          539
                                                                         -------      -------      -------
             TOTAL INTEREST EXPENSE ...............................       25,882       20,741       26,633
                                                                         -------      -------      -------
             NET INTEREST INCOME ..................................       58,021       47,018       41,013
                                                                         -------      -------      -------
PROVISION FOR POSSIBLE LOAN LOSSES ................................        3,000        3,600        4,116
                                                                         -------      -------      -------
             NET INTEREST INCOME AFTER PROVISION FOR
             POSSIBLE LOAN LOSSES .................................       55,021       43,418       36,897
                                                                         -------      -------      -------
NON-INTEREST INCOME:
    Trust department income .......................................          630          525          591
    Service charges on deposit accounts ...........................        7,528        5,981        4,832
    Securities losses .............................................         (337)         --           (26)
    Other .........................................................        2,169        2,100        2,260
                                                                         -------      -------      -------
                                                                           9,990        8,606        7,657
                                                                         -------      -------      -------
                                                                          65,011       52,024       44,554
                                                                         -------      -------      -------
OPERATING EXPENSES:
    Salaries ......................................................       13,843       11,910       10,475
    Pension and other employee benefits (Note 11) .................        6,048        4,591        3,229
    Occupancy expense .............................................        4,110        3,056        3,182
    Equipment expense .............................................        2,325        1,960        1,760
    Net cost to operate other real estate .........................           51          119          562
    Deposit and other insurance ...................................        2,811        2,262        1,986
    Outside services ..............................................        2,921        2,782        2,790
    Amortization of intangible assets .............................        1,259          --         2,424
    Charitable contributions ......................................           72           33        4,032
    Other .........................................................        4,564        3,258        3,909
                                                                         -------      -------      -------
                                                                          38,004       29,971       34,349
                                                                         -------      -------      -------
             INCOME BEFORE PROVISION FOR INCOME TAXES                     27,007       22,053       10,205
                                                                         -------      -------      -------
PROVISION FOR INCOME TAXES (NOTE 10):
    Federal .......................................................        8,397        6,976          207
    State .........................................................        1,679          875          357
                                                                         -------      -------      -------
                                                                          10,076        7,851          564
                                                                         -------      -------      -------
             NET INCOME ...........................................      $16,931      $14,202      $ 9,641
                                                                         =======      =======      =======
INCOME PER COMMON SHARE:
    Primary .......................................................      $  1.69      $  1.37      $  1.06
    Fully diluted .................................................         1.64         1.37         1.06
WEIGHTED AVERAGE SHARES OUTSTANDING (NOTE 1):
    Common ........................................................        9,751       10,364        9,136
    Preferred .....................................................          602          --           --


The accompanying notes to consolidated financial statements are an integral part of these statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                          HUBCO, INC. and Subsidiaries
              For the Years Ended December 31, 1994, 1993 and 1992


                                                                                                                         Unrealized
                                                                                                                        Holding Gain
                                                                                                                          (Loss) On
                                     Preferred Stock        Common Stock     Additional                      Restricted  Securities
                                    -----------------   --------------------   Paid-in   Retained  Treasury     Stock     Available
(in thousands, except share data)    Shares    Amount     Shares     Amount    Capital   Earnings    Stock      Award      for Sale
                                    -------   -------   ----------   -------   -------   --------  --------  ----------  -----------
Balance at December 31, 1991                             4,531,492   $12,086   $18,644   $10,815       --      ($  446)    $ --
  Net income--1992 ...............     --     $  --           --        --        --       9,641       --         --         --
  Cash dividends--$.27 per
    share ........................     --        --           --        --        --      (2,414)      --         --         --
  Issuance of common stock,
    net of related expenses ......     --        --      1,725,000     4,600    15,115      --         --         --         --
  Return of 770 shares of
    restricted stock to
    treasury stock ...............     --        --           --        --        --        --           (6)         6       --
  Issuance of restricted stock ...     --        --         29,850        80       318      --         --         (398)      --
  Amortization of restricted
    stock ........................     --        --           --        --        --        --         --          272       --
                                    -------   -------   ----------   -------   -------   --------  --------    -------    -------
Balance at December 31, 1992 .....     --        --      6,286,342    16,766    34,077    18,042         (6)      (566)      --
  Net income--1993 ...............     --        --           --        --        --      14,202       --         --         --
  Cash dividends--$.31 per
    share ........................     --        --           --        --        --      (3,267)      --         --         --
  10% stock dividend--
    Note 12 ......................     --        --        628,011     1,675    14,653   (16,328)      --         --         --
  Return of 1,122 shares of
    restricted stock to
    treasury stock ...............     --        --           --        --        --           1        (11)        10       --
  Issuance of restricted stock ...     --        --         19,008        51       318        19        280       (668)      --
  Amortization of restricted
    stock ........................     --        --           --        --        --        --         --          278       --
  Purchase of 221,000 shares
    of treasury stock ............     --        --           --        --        --        --       (4,834)      --         --
  Unrealized holding gain
    (loss) on securities
    available for sale ...........     --        --           --        --        --        --         --         --        4,262
                                    -------   -------   ----------   -------   -------   --------  --------    -------    -------
Balance at December 31, 1993 .....     --        --      6,933,361    18,492    49,048    12,669     (4,571)      (946)     4,262
  Net income--1994 ...............     --        --           --        --        --      16,931       --         --         --
  Cash dividends--
    $.36 per share, common .......     --        --           --        --        --      (3,512)      --         --         --
  Cash dividends-- $.54
    per share, preferred .........     --        --           --        --        --        (447)      --         --         --
  Issuance of  797,811
    shares preferred stock,
    net of related expenses ......  797,811    19,147         --        --        --        --         --         --         --
  Retroactive adjustment for
    the three-for-two common
    stock split on
    January 14, 1995 .............     --        --      3,466,681      --        --        --         --         --         --
  Return of 4,446  shares of
    restricted stock to
    treasury stock ...............     --        --           --        --        --           6        (43)        37       --
  Issuance of restricted
    stock ........................     --        --           --        --        --        --          746       (746)      --
  Amortization of restricted
    stock ........................     --        --           --        --        --        --         --          389       --
  Purchase of 9,000 shares of
    treasury stock-preferred .....     --        --           --        --        --        --         (190)      --         --
  Purchase of  526,621 shares
    of treasury stock-common .....     --        --           --        --        --        --       (7,665)      --         --
  Change in net unrealized
    holding gain (loss)
    on securities available
    for sale .....................     --        --           --        --        --        --         --         --       (4,587)
                                    -------   -------   ----------   -------   -------   --------  --------    -------    -------
Balance at December 31, 1994 .....  797,811   $19,147   10,400,042   $18,492   $49,048   $25,647   ($11,723)   ($1,266)   ($  325)
                                    =======   =======   ==========   =======   =======   =======   ========    =======    =======



The accompanying notes to consolidated financial statements are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          HUBCO, INC. and Subsidiaries

                                                                                   For The Years
                                                                                 Ended December 31,
                                                                        ----------------------------------
(in thousands)                                                            1994         1993         1992
                                                                        --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income ......................................................   $ 16,931     $ 14,202      $ 9,641
    Adjustments to reconcile net income to net cash
       provided by operating activities--
       Provision for possible loan losses ...........................      3,000        3,600        4,116
       Provision for depreciation and amortization ..................      3,676        1,899        4,479
       Amortization of securities premiums ..........................      2,056        1,300        1,074
       Accretion of securities discount .............................       (647)        (320)        (295)
       Securities losses ............................................        337          --            26
       Noncash charitable contribution ..............................        --           --         4,000
    Deferred income taxes ...........................................      2,032         (398)      (4,035)
    Increase in interest receivable .................................       (570)         (57)      (2,587)
    (Decrease) increase in interest payable .........................      1,594         (466)      (3,646)
    (Decrease) increase in accrued taxes and
       other liabilities ............................................    (48,991)       1,544       (4,201)
    (Increase) decrease in other assets .............................    (10,520)       6,998       (4,981)
                                                                        --------     --------     --------

             NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES ....    (31,102)      28,302        3,591
                                                                        --------     --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sales of securities ...............................     68,669           61        8,570
    Proceeds from maturities of securities ..........................    102,832       71,980       64,983
    Purchases of securities .........................................   (200,564)    (138,681)    (232,340)
    Net cash acquired through acquisitions ..........................    117,773       43,134      425,698
    Net cash paid for acquisitions ..................................    (26,660)        (227)      (3,411)
    Net decrease in loans ...........................................     30,138       30,334       11,583
    Purchases of premises and equipment .............................     (9,714)      (3,853)      (3,366)
    (Increase) decrease in other real estate ........................        550         (389)         431
                                                                        --------     --------     --------

             NET CASH PROVIDED BY INVESTING ACTIVITIES ..............     83,024        2,359      272,148
                                                                        --------     --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in demand deposits,
       NOW accounts and savings accounts ............................    (36,229)      22,108       (6,933)
    Net decrease in certificates of deposit .........................    (46,113)     (52,522)    (265,477)
    Net increase in Federal funds purchased and securities sold
       under agreements to repurchase ...............................     10,724        5,496        2,093
    Proceeds from the issuance of subordinated debt .................     25,000         --           --
    Net decrease in short-term borrowings ...........................       --           --           (763)
    Net proceeds from issuance of common stock ......................       --           --         19,715
    Cash dividends ..................................................     (3,959)      (3,267)      (2,414)
    Acquisition of treasury stock ...................................     (7,855)      (4,834)          (6)
                                                                        --------     --------     --------

             NET CASH USED IN FINANCING ACTIVITIES ..................    (58,432)     (33,019)    (253,785)
                                                                        --------     --------     --------
             INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .......     (6,510)      (2,358)      21,954
             CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .........     59,342       61,700       39,746
                                                                        --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR ............................   $ 52,832     $ 59,342     $ 61,700
                                                                        ========     ========     ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for
       Interest .....................................................   $ 24,524     $ 21,017     $ 30,279
       Income taxes .................................................      7,501        8,477        3,823
                                                                        ========     ========     ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          HUBCO, INC. and Subsidiaries

                               December 31, 1994

                 (dollars in thousands, except per share data)

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

In preparing the consolidated financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

All significant intercompany accounts and transactions are eliminated in consolidation.

Securities: The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS
115), effective December 31, 1993. In accordance with the pronouncement, the Company classified its securities as held for investment purposes (held to maturity), available for sale and held for trading purposes.

Securities for which the Company has the ability and intent to hold until maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts on a straight-line basis which is not materially different from the interest method. Management reviews its intent to hold securities to maturity as a result of changes in circumstances including major business combinations. A sale or transfer of held to maturity securities may be necessary to maintain the Company's existing interest rate risk position or credit risk policy.

Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available for sale and are carried at fair value. Differences between an available for sale security's amortized cost and fair value is charged/credited directly to stockholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis.

The Company has no securities held for trading purposes at December 31, 1994 and 1993.

Loans: Loans are stated at their principal amounts outstanding. Interest income on loans not made on a discounted basis is credited to income based on principal amounts outstanding at applicable interest rates. Interest income on consumer credit loans is recorded primarily using the simple interest method.

Recognition of interest on the accrual method is discontinued when, in the opinion of management, collateral is insufficient to cover principal and interest, or when other factors indicate that collection of such amounts is doubtful. A nonaccrual loan is not returned to an accrual status until interest is received on a current basis and other factors indicating collection ability is no longer doubtful.

The net amount of all loan origination fees, direct loan origination costs and loan commitment fees are deferred and recognized over the estimated life of the related loans as an adjustment of yield.

Allowance For Possible Loan Losses: The allowance is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors. The allowance is increased by provisions charged to expense and reduced by net charge-offs.

While management uses available information to recognize potential losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for possible loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises And Equipment: Land, buildings and furniture, fixtures and equipment are carried at cost. Depreciation on substantially all buildings and furniture, fixtures and equipment is provided using the straight-line method based on estimated useful lives. Maintenance and repairs are expensed as incurred and additions and improvements are capitalized.

Other Real Estate: Other real estate includes loan collateral that has been formally repossessed. These assets are transferred to ORE and recorded at the lower of carrying value or fair value of the properties. Subsequent provisions that result from ongoing periodic evaluations of these ORE properties are charged to expense in the period in which they are identified. ORE is carried at the lower of cost or fair value, less estimated costs to sell. Carrying costs, such as maintenance and property taxes, are charged to expense as incurred.

In December 1992, the Company contributed certain real estate previously acquired through foreclosure to a charity. The carrying amount of the other real estate contributed was $4,000.

Intangibles: Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over five years. Core deposit intangibles are being amortized, on a straight-line basis, over the estimated average remaining lives of such intangible assets (primarily one to five years).

Amortization expense of intangible assets was $1,259, $0 and $2,424 for 1994, 1993 and 1992, respectively.

Pension Plan: Costs for the Company's two pension plans are actuarially determined by the frozen initial liability cost method and the accrued benefit (unit credit) cost method. (see Note 11)

Federal Income Taxes: In 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which changes the method of accounting for income taxes from the deferred method to the liability method. Certain income and expense items are recorded differently for financial reporting purposes than for Federal income tax purposes and provisions for deferred taxes are made in recognition of these temporary differences.

The Company and its subsidiaries file a consolidated Federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with the Company as if they would have filed on a separate return basis.

Per Share Amounts: Primary income per common share is computed by dividing net income, less dividends on the convertible preferred stock, by the weighted average number of common shares outstanding during the year. Fully diluted income per share is computed by dividing net income by the weighted average number of common share plus the number of shares issuable on conversion of the preferred stock. Shares issuable upon the exercise of options are not included in the calculation of income per share since their effect is not material. All per share amounts have been retroactively adjusted for the three-for-two common stock split on January 14, 1995.

Cash Equivalents: Cash equivalents include amounts due from banks and Federal funds sold.

Reclassifications: Certain reclassifications have been made to the 1993 and 1992 amounts in order to conform with the 1994 presentation.

(2) ACQUISITIONS:

On June 30, 1993, the Company, through Hudson United Bank, acquired deposits and certain assets of Pilgrim State Bank from Ramapo Bank. On May 6, 1994, the Company, through Hudson United Bank, acquired deposits and certain assets of Polifly Federal Savings & Loan Association from the Resolution Trust Corporation.

A summary of these transactions is as follows:

                                               Pilgrim          Polifly
                                               June 30,          May 6,
                                                 1993             1994
                                               --------         --------
Cash paid at acquisition ................      $    227         $  6,180
Balances at acquisition date:
  Cash and cash equivalents .............        42,907          104,077
  Loans .................................        46,670              456
  Total assets ..........................       123,113           98,353
  Deposits ..............................       122,876          104,446
  Total liabilities .....................       123,340          104,533

On July 1, 1994, the Company acquired Washington Bancorp, Inc. (Washington) for a combination of cash and convertible preferred stock with an aggregate consideration of approximately $40.5 million. In the transaction, 51% of the Washington shares were converted into preferred stock at .6708 per share and 49% of the Washington shares were converted to cash at $16.10 per share. The Bank assumed deposits of approximately $237.8 million, received $7.1 million in cash and cash equivalents and acquired $91.4 million in securities and $168.5 million in loans. The transaction was accounted for under the purchase method of accounting. The excess of book value of net assets aquired over their fair value was approximately $5.1 million, which is being amortized over a five-year period.

On December 7, 1994, the Bank acquired Shoppers Charge Accounts Co. ("Shoppers") for approximately $16.3 million in cash which approximated the fair value of the assets acquired. The Bank recorded approximately $63.4 million in assets and $46.9 million in liabilities.

A summary of unaudited pro forma combined financial information for the Company, Washington and Shoppers as if the acquisitions occurred on January 1 of the period presented is as follows:

                                                      1994             1993
                                                    -------           -------
Total interest income .......................       $98,074           $90,917
Net interest income after provision for
  possible loan losses ......................        64,730            57,343
Income before income taxes ..................        25,016            22,827
Net income ..................................        15,610            16,265
Income per share:
  Primary ...................................        $ 1.48            $ 1.46
  Fully diluted .............................          1.48              1.46

Pending Acquisition: In November 1994, the Company and the Bank agreed to acquire Jefferson National Bank (Jefferson). In the transaction, each share of Jefferson's common stock will be converted into 2.844 shares of the Company's common stock resulting in the issuance of approximately 610,000 new shares. As part of the acquisition, Jefferson will be merged into the Bank. As of December 31, 1994, Jefferson reported total assets, deposits and stockholders' equity of $91,647, $85,376 and $5,445, respectively. The transaction is subject to, among other things, Jefferson stockholders' and various regulatory approvals. The acquisition is expected to be accounted for using the pooling of interests method of accounting and finalized prior to April 30, 1995.

(3) CASH AND DUE FROM BANKS:

Banks are required to maintain an average reserve balance with the Federal Reserve Bank. The average 1994 amount of this reserve for the Company's subsidiary was approximately $17,851.

(4) SECURITIES:

The amortized cost and estimated market value of securities as of December 31 are summarized as follows:

                                                 1994
                          ----------------------------------------------------
                                            Gross Unrealized        Estimated
                          Amortized      ----------------------        Market
                            Cost         Gains         (Losses)        Value
                         ----------    ---------      ----------    -----------
Available for Sale
U. S. Government ...     $  33,196     $      11      ($    374)     $  32,833
U. S. Government
   agencies ........        15,013          --             (360)        14,653
States and political
   subdivisions ....           580          --               (2)           578
Other securities ...         1,000          --             --            1,000
Equity securities ..         8,385         1,405           (123)         9,667
                         ---------     ---------      ---------      ---------
                         $  58,174     $   1,416      ($    859)     $  58,731
                         =========     =========      =========      =========



Held to Maturity
U. S. Government ...     $ 225,434     $       4      ($  6,407)     $ 219,031
U. S. Government
   agencies ........       224,954            32        (13,286)       211,700
States and political
   subdivisions ....        23,152            50           (358)        22,844
Other securities ...         4,958            20           (154)         4,824
                         ---------     ---------      ---------      ---------
                         $ 478,498     $     106      ($ 20,205)     $ 458,399
                         =========     =========      =========      =========


                                                  1993
                          ----------------------------------------------------
                                            Gross Unrealized        Estimated
                          Amortized      ----------------------        Market
                            Cost         Gains         (Losses)        Value
                          ---------    ---------      ----------    ----------
Available for Sale
U. S. Government ...     $ 104,728     $   5,580      $   --         $ 110,308
U. S. Government
   agencies ........        10,482           502             (1)        10,983
States and political
  subdivisions .....         1,600           237           --            1,837
Other securities ...         2,107           223             (5)         2,325
Equity securities ..         4,916           381           (195)         5,102
                         ---------     ---------      ---------      ---------
                         $ 123,833     $   6,923      ($    201)     $ 130,555
                         =========     =========      =========      =========


Held to Maturity
U. S. Government ...     $ 104,957     $   2,648      ($    125)     $ 107,480
U. S. Government
   agencies ........       164,850         3,104           (651)       167,303
States and political
   subdivisions ....        23,815           496             (4)        24,307
Other securities ...         2,508            94           --            2,602
                         ---------     ---------      ---------      ---------
                         $ 296,130     $   6,342      ($    780)     $ 301,692

The amortized cost and estimated market value of debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             Estimated
                                                Amortized      Market
                                                  Cost         Value
                                                ---------    ----------
Available for Sale
Due in one year or less ...................     $ 14,721     $ 14,692
Due after one year through five years .....       35,068       34,372
                                                --------     --------
                                                  49,789       49,064

Equity securities .........................        8,385        9,667
                                                --------     --------
                                                $ 58,174     $ 58,731
                                                ========     ========
Held to Maturity
Due in one year or less ...................     $ 45,998     $ 45,971
Due after one year through five years .....      319,296      307,565
Due after five years through ten years ....       30,578       28,790
Due after ten years .......................       20,110       18,173
                                                --------     --------
                                                 415,982      400,499

Mortgage-backed securities ................       62,516       57,900
                                                --------     --------
                                                $478,498     $458,399
                                                ========     ========

At December 31, 1994 the Company has reflected a gross unrealized holding loss on available for sale securities of $543 as a reduction of stockholders' equity, net of deferred tax benefit of $218. This amount includes a $557 unrealized gain for securities included in the available for sale portfolio and a $1,100 unrealized holding loss of securities reclassified into the held to maturity portfolio as described in the following paragraph.

In July, 1994, the Bank transferred securities with an amortized cost basis of $117,393 and an estimated market value of $116,696 from available for sale to held to maturity. The transfer resulted from the Bank's review of its interest rate risk position in connection with the Washington business combination (see
Note 2). As of December 31, 1994, these securities are included in held to maturity at the estimated fair value at the transfer date, and the unrealized loss is being accreted over the remaining life of the securities.

In December 1994, the Bank transferred securities with an amortized cost basis of $98,505 and an estimated market value of $97,482 from held to maturity to available for sale. Securities with an amortized cost of $50,295 and an estimated market value of $49,996 were immediately sold resulting in a realized loss of $299. The purpose of the transfer and sale was to fund the purchase price and repay assumed debt related to the Shoppers business combination (see
Note 2). As a result of the Shoppers business combination, the Bank transferred securities with an amortized cost basis of $48,210 and an estimated fair value of $47,486 from held to maturity to available for sale. The purpose of the transfer was to maintain the Company's interest rate risk position and to adjust for the credit risk associated with the purchase of credit card receivables.

Sales of available for sale securities are summarized as follows:

                                             1994        1993      1992
                                           -------      ------    ------
Proceeds from sales ..................     $68,669        $61     $8,570
Gross gains from sales ...............          15          4         31
Gross losses from sales ..............        (352)        (4)       (57)

Securities with a book value of $59,479 and $60,005 at December 31, 1994 and 1993, respectively, are pledged to secure public funds, repurchase agreements and for other purposes as required or permitted by law.

(5) LOANS:

The Company's loan portfolio is diversified with no industry comprising greater than 10 percent of the total outstanding. Real estate loans are primarily made in the local lending area. The Company requires collateral on all real estate loans and generally requires loan to value ratios of no greater than 67 percent for commercial mortgages and 75 percent for residential mortgages.

(6) ALLOWANCE FOR POSSIBLE LOAN LOSSES:

The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

A summary of the activity in the allowance for possible loan losses is as follows:

                                                1994       1993       1992
                                              -------     ------     ------
Balance at January 1 ..................       $10,811     $7,605     $6,698
Additions (deductions):
    Provision charged to expense ......         3,000      3,600      4,116
    Allowance acquired through mergers
      or acquisitions .................         4,717        400      1,500
    Recoveries on loans previously
      charged off .....................           805        386        832
    Loans charged off .................        (6,105)    (1,180)    (5,541)
                                              -------    -------     ------
 Balance at December 31 ...............       $13,228    $10,811     $7,605
                                              =======    =======     ======



(7) NONPERFORMING LOANS:

The following table presents information related to loans which are on nonaccrual, contractually past due ninety days or more as to interest or principal payments and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors' financial difficulties.

                                                       December 31
                                                 -------------------------
                                                   1994             1993
                                                  -------          -------
Nonaccrual loans ...........................      $ 9,917          $5,534
Renegotiated loans .........................          539           2,177
                                                  -------          ------
         Total nonperforming loans .........      $10,456          $7,711
                                                  =======          ======
90 days or more past due ...................      $ 2,199          $1,443
                                                  =======          ======

Gross interest income which
     would have been recorded
     under original terms ..................       $  681           $ 813
Gross interest income recorded
     during the year .......................          109             193
Commitments for additional funds ...........         None            None
                                                  =======          ======

In May 1993 and October 1994, the Financial Accounting Standards Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan" and "SFAS 118," "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." As defined in SFAS 114 and SFAS 118, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 and SFAS 118 require that the measurement of impairment of a loan be based on the present value of expected future cash flows, net of estimated costs to sell discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Bank will be required to establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses.

The Company adopted SFAS 114 as of January 1, 1994. The effect of adopting this new accounting standard was not material based on the net carrying value and other real estate portfolios at the date of adoption.

At December 31, 1994 and 1993 impaired loans, comprised principally of nonaccruing loans, totaled $7,341 and $4,763, respectively. The allowances for possible loan losses related to such impaired loans was $1,355 and $620 at December 31, 1994 and 1993, respectively.

(8) LOANS TO RELATED PARTIES:

In the ordinary course of business, the Company and its subsidiaries have extended credit to various directors, officers and their associates. At December 31, 1994, and 1993, related party loans fully secured by real estate or marketable securities were $1,697 and $1,635, respectively.

The aggregate extension of credit to related parties is summarized below:

                                                       December 31
                                                  ----------------------
                                                   1994            1993
                                                  ------         -------
Balance at January 1 ......................       $2,193         $ 3,212
New loans issued ..........................        1,564             403
Repayment of loans ........................         (697)         (1,422)
                                                  ------         -------
Balance at December 31 ....................       $3,060         $ 2,193
                                                  ======         =======


All related party loans were current as to principal and interest at December 31, 1994.

(9) PREMISES AND EQUIPMENT:

The following is a summary of premises and equipment:

                                                        December 31
                                                 ----------------------
                                                  1994            1993
                                                 -------        -------
Land ......................................      $ 8,304        $ 4,264
Premises ..................................       23,327         15,020
Furniture, fixtures and equipment .........       11,071          6,745
                                                 -------        -------
                                                  42,702         26,029
Less: Accumulated depreciation ............        9,968          8,028
                                                 -------        -------
                                                 $32,734        $18,001
                                                 =======        =======


Depreciation and amortization expense for premises and equipment for 1994, 1993 and 1992 amounted to $2,028, $1,621 and $1,505, respectively.

(10) INCOME TAXES:

The components of the provision for income taxes are as follows:

                                                    For the Years Ended
                                                         December 31
                                                 -----------------------------
                                                  1994      1993        1992
                                                 -------    ------     -------
Federal:
   Current ................................      $ 5,287    $7,374     $ 4,242
   Deferred ...............................        3,110      (398)     (4,035)
State .....................................        1,679       875         357
                                                 -------    ------     -------
   Total provision for income taxes .......      $10,076    $7,851     $   564
                                                 =======    ======     =======


A reconciliation of the provision for income taxes, as reported, with the Federal income tax at the statutory rate of 35 percent for 1994 and 1993, and 34 percent for 1992, is as follows:

                                                      For the Years Ended
                                                          December 31
                                                 ------------------------------
                                                   1994       1993       1992
                                                 -------    -------    --------
Tax at statutory rate                            $ 9,452    $7,719     $ 3,470
Increase (decrease) in taxes resulting from:
  Tax-exempt income ......................          (603)     (494)       (394)
  State taxes on income, net of
    Federal income tax effect ............          (588)     (306)       (121)
  Reversal of reserves no
    longer deemed necessary ..............           --        --       (1,475)
  Noncash charitable contribution
    basis for tax in excess of book ......           --        --         (680)
   Other, net ............................           136        57        (593)
                                                 -------   -------     -------
Provision for Federal income taxes .......       $ 8,397    $6,976     $   207
                                                 =======    ======     =======


Deferred Federal income taxes result primarily from provisions for possible loan losses which are not currently deductible, differences in book\tax depreciation and a charitable contribution of other real estate.

Significant components of deferred tax assets and liabilities as of December 31, 1994 and 1993 were as follows:

                                           1994           1993
                                          ------        -------
Deferred Tax Assets (Liabilities):
   Available for sale securities ....     $  218        $(2,460)
   Allowance for possible
     loan losses ....................      1,967          2,505
   Charitable contribution                   --           1,500
   Other ............................       (862)           (85)
                                          ------        -------
                                          $1,323        $ 1,460
                                          ======        =======


Included in the table above is $2,755 of deferred tax assets acquired from Washington. In order to fully realize its deferred tax assets, the Company will need to generate future taxable income during periods in which existing deductible temporary differences reverse. Based upon the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will generate future net taxable income in sufficient amounts to realize its net deferred tax asset at December 31, 1994, however, there can be no assurance that the Company will generate earnings or a specific level of continuing earnings. The Company did not record any valuation allowances against its deferred tax assets at December 31, 1994 and 1993.

(11) PENSION PLANS AND POSTRETIREMENT BENEFITS:

The Company has two noncontributory pension plans which cover eligible employees (a base plan and a nonbargaining plan). The plans provide for payments to qualified employees based on salary and years of service. The Company's funding policy for these plans is to make the maximum annual contributions allowed by the applicable regulations.

Net pension cost (income) includes the following:

                                                 1994      1993     1992
                                                 ----      -----    ------
Service cost -- benefits earned
   during the year .....................         $301      $169      $107
Interest cost on projected
   benefit obligation ..................          567       492       456
Actual return on plan assets ...........         (643)     (607)     (581)
Net amortization and deferral ..........           46        (8)      (41)
                                                 ----      ----     -----
Net periodic pension cost (income) .....         $271      $ 46     ($ 59)
                                                 ====      ====     =====


Assumptions used in the accounting for the plans in 1994, 1993 and 1992 as of December 31 were:

                                                   1994      1993      1992
                                                   -----     ----      -----
Weighted average discount rates ............       7.00%     7.00%     8.00%
Rate of increase in ompensation levels .....       4.00%     4.00%     4.00%
Expected long-term rate of return
  on assets ................................       8.00%     8.00%     8.00%

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31 for the Company's plans:

                                               December 31
                                           1994          1993

Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
    vested benefits of $6,705 and $6,706 for
    1994 and 1993, respectively ...................   $ 6,834         $ 6,841
  Projected benefit obligation for service
    rendered to date ..............................    (8,653)         (7,263)
     Plan assets at fair value ....................     8,279           8,178
                                                       ------          ------
  Projected benefit obligation less than
    plan assets ...................................      (374)            915
  Unrecognized portion as of December 31,
    of net asset existing at date of
    adoption of FASB Statement No. 87 .............      (152)           (186)
  Prior service cost not yet recognized
    in net periodic pension cost ..................       805             885
  Unrecognized net asset at December 31 ...........       528            (890)
                                                       ------          ------
Net pension asset recognized in the
  consolidated balance sheet at
  December 31 .....................................    $  807          $  724
                                                       ======          ======

The Company has two 401 (k) savings plans covering substantially all of its employees. The Company matches either 50% or 25% of the first 6% of the employees contributions, depending on which plan the employee is covered. The Company's contributions under these Plans were approximately $153, $130 and $67 in 1994, 1993 and 1992, respectively.

In 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) which establishes standards of financial accounting and reporting for an employer that offers postretirement benefits other than pensions to its employees. The Company increased the annual pension benefits for current and future retirees and eliminated medical insurance coverage for retirees. There was no significant impact on the consolidated results of operations or financial position resulting from the implementation of SFAS 106.

(12) SUBORDINATED DEBT:

In January, 1994, the Company sold $25,000 aggregate principal amount of subordinated debentures. The debentures, which mature in 2004, bear interest at 7.75% per annum payable semi-annually.

(13) PREFERRED STOCK:

The Series "A" preferred stock was issued to stockholders of Washington in connection with the Company's acquisition of Washington (see Note 2). The Series "A" preferred stock has a stated value of $24.00 per share and cash dividends are payable at the annual rate per share of $1.44, payable in quarterly installments. The outstanding shares of the preferred stock may be redeemed as a whole by vote of the Company's Board of Directors at any time from the later of
(i) July 1, 1995, and (ii) the date on which the market price of the Company's common stock is $16.00 or more for twenty consecutive business days. The holders of any preferred stock, at any time prior to the date fixed for any redemption, have the right to surrender certificates in conversion for 1.5 shares of the Company's common stock. At December 31, 1994, the Company has 1,196,716 shares of authorized common stock reserved for issuance in connection with the Series "A" preferred stock.

(14) COMMON STOCK:

On October 13, 1994, HUBCO announced that its Board of Directors had approved a 3-for-2 stock split payable January 14, 1995 to record holders of HUBCO Common Stock on January 3, 1995. As a result, all share data has been retroactively restated.

In December, 1994 the Board of Directors adopted the 1995 Stock Option Plan which provides for the issuance of up to 525,000 stock options to employees of the Company. The option price cannot be less than the fair market value of the common stock at the date of the grant and options are granted by the Company's restricted stock committee. Under the terms of this plan, the Board of Directors granted 450,000 shares at an exercise price of $19.25 a share or $12.83, after the 3 for 2 stock split effective January, 1995. The 1995 Stock Option Plan is subject to approval by the stockholders at the annual meeting in May, 1995.

On April 20, 1993, the Board of Directors approved a 10 percent stock dividend payable on June 1, 1993, to holders of record at May 11, 1993.

During 1989, the Company adopted a restricted stock plan in which 150,000 shares of the Company's common stock may be granted to officers and key employees. During 1992, the Company amended the Plan to increase the maximum number of shares of common stock which may be awarded to 495,000 shares, after giving retroactive effect to the 10 percent stock dividend in April 1993. During 1994 and 1993, 54,450 and 54,780 shares of common stock were awarded which vest between two to five years from the date of grant. The value of shares issued that have not been earned ($1,266) and ($946) has been recorded as a reduction of stockholders' equity for 1994 and 1993, respectively. Amortization of restricted stock awards charged to expense amounted to $389, $278 and $272 in 1994, 1993 and 1992, respectively.

During 1993, the Company adopted a stock option plan in which 165,000 shares of the Company's common stock may be granted to nonemployee directors. The options are granted at an exercise price equal to the fair market value at the date of grant and will vest and become exercisable three years after the date of grant. The plan will terminate in 2003. During 1993, 4,125 options were granted. Each nonemployee director with at least three years of service upon retirement will receive a benefit equal to 10% of the director's retainer in effect at the date of retirement for each year of service as a director (not to exceed ten years). During 1993, the Company incurred an expense of $2 related to this arrangement. During 1994, this plan was terminated.

On November 8, 1993, the Company's Board of Directors authorized management to repurchase up to 10 percent of its outstanding common stock each year. The program may be discontinued or suspended at any time, and there is no assurance that the Company will purchase the full amount authorized. The acquired shares are to be held in treasury to be used for stock option and other employee benefit plans, preferred stock conversion or in connection with the issuance of common stock in pending or future acquisitions. As of December 31, 1994, the Company had purchased 858,121 shares of common stock at an aggregate cost of $12.5 million.

(15) RESTRICTIONS ON BANK DIVIDENDS, LOANS OR ADVANCES:

Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. State banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50 percent of the capital stock amount. As of December 31, 1994, the entire undistributed earnings of the Bank, $33,031, was included in consolidated retained earnings and was available for distribution to the Company.

Under Federal Reserve regulations, the Bank is also limited as to the amount it may loan to its affiliates, including the Company. All such loans are required to be collateralized by specific obligations. During 1994, the Company obtained a loan from the Bank for $4,000 in order to finance the purchase of its new administrative facility. The loan has been collateralized by the property.

(16) LEASES:

Total rental expense for all leases amounted to approximately $1,217, $924 and $858 in 1994, 1993 and 1992, respectively. At December 31, 1994, the minimum total rental commitments under all noncancellable leases on bank premises with initial or remaining terms of more than one year were as follows:

                           1995    ...............     $   888
                           1996    ...............         887
                           1997    ...............         743
                           1998    ...............         564
                           1999    ...............         495
                        Thereafter ...............       1,317

It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases of other properties.

(17) COMMITMENTS AND CONTINGENT LIABILITIES:

In 1994, the Company entered into an interest rate exchange agreement for the purpose of hedging the interest rate related to the subordinated debt. The agreement is a contractual agreement between the Company and its counterparty to exchange fixed and floating rate interest obligations without exchange of the underlying notional amount of $25,000. Such agreement involves interest rate risk. If interest rates increase, the benefit resulting from the agreement will be diminished. The notional principal amount is used to express the volume of the transaction involved in this agreement; however this amount does not represent exposure to credit loss. The counterparty to the agreement is the fixed rate payor on the agreement and the Company is the floating rate payor on the agreement. The floating rate is reset every three months. The term of this agreement is three years. Management does not anticipate any material loss as a result of this transaction.

The Company and its subsidiaries, from time to time, may be defendants in legal proceedings. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these legal proceedings will not have a material effect on the consolidated financial statements. In the normal course of business, the Company and its subsidiaries have various commitments and contingent liabilities such as commitments to extend credit, letters of credit and liability for assets held in trust which are not reflected in the accompanying financial statements.

Loan commitment and standby letters of credit are made to customers in the ordinary course of business. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. The Company's maximum exposure to credit loss for loan commitments, primarily unused credit card lines of credit and standby letters of credit outstanding at December 31, 1994 was $906,483 and $14,356, respectively. Loan commitments and standby letters of credit were $77,297 and $13,760, respectively, at December 31, 1993. Commitments under commercial letters of credit used to facilitate customers trade transactions were $1,131 and $442 at December 31, 1994 and 1993, respectively.

(18) HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION:

                                 BALANCE SHEETS



                                                                                          December 31
                                                                                     -----------------------
                                                                                       1994         1993
                                                                                     --------    ----------
Assets:
  Cash .........................................................................     $  3,543     $  1,085
  Securities:
    Available for sale, at market value (amortized cost of $6,880
      and $4,916 in 1994 and 1993, respectively) ...............................        8,162        5,102
    Held to maturity, at cost (market value of $11,720 for 1994) ...............       11,904         --
  Investment in:
    Bank subsidiary ............................................................       92,638       73,058
    Nonbank subsidiary-- HUB Financial Services, Inc. ..........................           98          427
  Accounts receivable ..........................................................        1,121          477
  Premises and equipment, net ..................................................        8,066        1,284
  Other assets .................................................................        4,076           65
                                                                                     --------     --------
      Total assets .............................................................     $129,608     $ 81,498
                                                                                     ========     ========
Liabilities and Stockholders' Equity:
  Payable for the purchase of treasury stock ...................................     $    378     $  2,225
  Notes payable-subsidiary .....................................................        3,938         --
  Accrued taxes and other liabilities ..........................................        1,272          319
                                                                                     --------     --------
      Total liabilities ........................................................        5,588        2,544
Subordinated debt ..............................................................       25,000         --
      Stockholders' equity .....................................................       99,020       78,954
                                                                                     --------     --------
      Total liabilities and stockholders' equity ...............................     $129,608     $ 81,498
                                                                                     ========     ========

                                                         STATEMENTS OF INCOME



                                                                                              Year Ended December 31
                                                                                        ------------------------------------
                                                                                          1994          1993          1992
                                                                                        --------     ---------     ---------
Income:
    Cash dividends from bank subsidiary ...........................................     $ 14,261      $ 11,381      $  2,863
    Cash dividends from nonbank subsidiary ........................................         --            --             600
    Interest ......................................................................        1,155           124           307
    Rental income .................................................................          238           238           238
                                                                                        --------      --------      --------
                                                                                          15,654        11,743         4,008
Expenses:

    General and administrative ....................................................        1,587           581           759
    Interest ......................................................................        1,914          --              35
                                                                                        --------      --------      --------
                                                                                           3,501           581           794
                                                                                        --------      --------      --------
Income before income tax benefit
    and equity in undistributed
    net income of subsidiaries ....................................................       12,153        11,162         3,214
Income tax benefit ................................................................         (742)          (73)         (360)
                                                                                        --------      --------      --------
                                                                                          12,895        11,235         3,574
Equity in undistributed net income of:

    Bank subsidiary ...............................................................        4,365         2,955         6,337
    Nonbank subsidiary ............................................................         (329)           12          (270)
                                                                                        --------      --------      --------
            Net income ............................................................     $ 16,931      $ 14,202      $  9,641
                                                                                        ========      ========      ========

                                                         STATEMENTS OF CASH FLOWS

Operating activities:

   Net income .....................................................................     $ 16,931      $ 14,202      $  9,641
   Adjustments to reconcile net income to
     net cash provided by operating activities:

       Provision for depreciation .................................................          295            81            83
       Amortization of restricted stock ...........................................          389           278           272
       Increase in investment in subsidiaries .....................................       (4,036)       (2,966)      (26,298)
       Increase in accounts  receivable ...........................................         (644)         (140)         (146)
       Decrease (increase) in other assets ........................................       (4,011)          (65)            7
       Increase in note payable ...................................................        3,938          --            --
       Increase in payable for the purchase of treasury stock .....................       (1,847)        2,225          --
       Increase in accrued taxes and other liabilities ............................          953           (38)          288
                                                                                        --------      --------      --------
            Net cash provided by (used in)
                operating activities ..............................................       11,968        13,577       (16,153)
                                                                                        --------      --------      --------
Investing activities:

   Purchase of securities .........................................................      (15,619)       (4,373)         (543)
   Capital expenditures ...........................................................       (7,077)         --              (3)
                                                                                        --------      --------      --------
Net cash used in investing activities .............................................      (22,696)       (4,373)         (546)
                                                                                        --------      --------      --------
Financing activities:

   Issuance of subordinated debt ..................................................       25,000          --            --
   Decrease in amount due to Hudson United Bank ...................................         --             (21)          (19)
   Decrease in note payable .......................................................         --            --            (763)
   Issuance of common stock .......................................................         --            --          19,715
   Dividends paid .................................................................       (3,959)       (3,267)       (2,414)
   Acquisition of treasury stock ..................................................       (7,855)       (4,834)           (6)
                                                                                        --------      --------      --------
Net cash provided by (used in) financing activities ...............................       13,186        (8,122)       16,513
                                                                                        --------      --------      --------
           Increase (decrease) in cash ............................................        2,458         1,082          (186)
           Cash at beginning of year ..............................................        1,085             3           189
                                                                                        --------      --------      --------
           Cash at end of year ....................................................     $  3,543      $  1,085      $      3
                                                                                        ========      ========      ========


(19) SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

The following quarterly financial information for the two years ended December 31, 1994 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

                                                                                        Three Months Ended
                                                               ------------------------------------------------------------------
                                                               March 31          June 30              Sept. 30           Dec. 31
                                                               --------         ---------             ---------        ----------
1994:
Net interest income ...................................        $12,379          $12,996               $15,811           $16,835
Provision for possible loan losses ....................            450              450                 1,050             1,050
Income before income taxes ............................          6,132            6,174                 7,338             7,341
Net income ............................................          3,786            3,904                 4,527             4,700
Net income per share--primary .........................            .39              .40                   .43               .45
Net income per share--fully diluted ...................            .39              .40                   .41               .43

1993:
Net interest income ...................................        $11,092          $11,356               $12,249           $12,321
Provision for possible loan losses ....................            750              750                 1,050             1,050
Income before income taxes ............................          5,079            5,348                 5,517             6,109
Net income ............................................          3,207            3,504                 3,736             3,755
Net income per share ..................................            .31              .34                   .36               .37

(20) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Financial Accounting Standards Board issued Statement No. 107, "Disclosures About Fair Value of Financial Instruments." Financial instruments encompassing this standard's definition include cash, loan agreements, accounts receivable and payable, debt securities, deposit liabilities, loan commitments, standby letters of credit and financial guarantees, among others. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale.

Estimated fair values have been determined by the Company using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used, the estimated fair values and recorded book balances of the financial instruments at December 31, 1994 and 1993 were as follows:

Cash and cash equivalents include cash and due from bank balances, Federal funds sold and securities purchased under agreements to resell. For these instruments, the recorded book balance approximates their fair value.

For securities in the Company's portfolio, fair value was determined by reference to quoted market prices. In the few instances where quoted market prices were not available, prices for similar securities were used. Additional detail is contained in Note 4 to these consolidated financial statements.

                                                                   1994                                        1993
                                                     --------------------------------          -----------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
                                                     -------------        ------------          -----------          -------------
Cash and cash equivalents ......................       $52,832               $52,832               $59,342               $59,342
Securities .....................................       517,130               537,229               432,247               426,685

The Company aggregated loans into pools having similar characteristics when comparing their terms, contractual rates, type of collateral, risk profile and other pertinent loan characteristics. Since no active market exists for these pools, fair values were estimated using the percent value of future cashflows expected to be received. Loan rates currently offered by the Bank were used in determining the appropriate discount rate.

                                                                   1994                                        1993
                                                     --------------------------------          -----------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
                                                     -------------        ------------          -----------          -------------
Loans, net .....................................       $734,026              $715,946             $539,000              $518,579

The fair value of demand deposits, savings deposits and certain money market accounts approximate their recorded book balances. The fair value of fixed maturity certificates of deposit was estimated using the present value of discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

                                                                   1994                                        1993
                                                     --------------------------------          -----------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
                                                     -------------        ------------          -----------          -------------
Deposits .....................................      $1,202,172            $1,199,733              $936,235              $935,688

The fair value for accrued interest receivable and for the other borrowed funds approximates their respective recorded book balance. Federal funds purchased and securities sold under agreements to repurchase at December 31, 1994 and 1993, generally have an original term to maturity of less than 30 days and therefore, their carrying value is a reasonable estimate of fair value.

                                                                   1994                                        1993
                                                     --------------------------------          -----------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
                                                     -------------        ------------          -----------          -------------
Accrued interest receivable ..................         $13,393               $13,393               $10,259               $10,259
Federal funds purchased and securities
    sold under agreements to repurchase ......          30,353                30,353                19,629                19,269


The fair value of the subordinated debt was determined by reference to quoted market prices.

                                                                   1994                                        1993
                                                     --------------------------------          -----------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
                                                     -------------        ------------          -----------          -------------
Subordinated Debt ..............................       $21,813              $25,000                 $ --                  $ --


The Company's remaining assets and liabilities which are not considered financial instruments have not been valued differently than has been customary with historical cost accounting. There is no material difference between the notional amount and estimated fair value of off-balance sheet items and are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

The foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale. This is due to the fact that no market exists for a sizable portion of loan and off balance sheet instruments. Further, the estimates employed by management were subjective in nature and were based upon their judgment as to certain economic conditions. These estimates are also subject to uncertainties. Changes in assumptions or economic conditions and/or market segments or products could materially affect future estimates.

In addition, management is concerned that reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

(21) SUBSEQUENT EVENT:

On February 14, 1995, the Company signed a definitive agreement with Urban National Bank (Urban) under which Urban will merge into the Bank. Under the terms of the agreement, Urban shareholders will receive 2.170 shares of the Company's common stock in exchange for each of Urban's shares subject to adjustment in certain circumstances. The transaction is subject to, among other things, stockholder and various regulatory approvals. The acquisition will be accounted for under the pooling of interests method of accounting and is expected to be completed in the third quarter of 1995. Urban operates nine banking offices in Bergen and Passaic counties.

As of December 31, 1994, Urban reported total assets and stockholders' equity of $241.3 million and $11.8 million, respectively and net income of $1.5 million for the year then ended.

                    Report of Independent Public Accountants

To the Stockholders and Board of Directors of HUBCO, Inc.:

We have audited the accompanying consolidated balance sheets of HUBCO, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HUBCO, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes and in 1993 its method of accounting for investments in debt and equity securities.

Roseland, New Jersey
January 12, 1995 (except for Note 21 as
to which the date is February 14, 1995)


36