Form 10-K, Exhibit 13
period 1995-12-31
HUBCO INC
filed 1996-03-21
CIK 703559

Five Year Summary of Selected Financial Data


In Thousands, Except Per Share Data)                     1995             1994              1993             1992            1991
------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31
Interest and fee income                             $  120,711        $  103,353       $   86,550        $   88,296       $  76,887
Interest expense                                        39,609            32,257           27,511            35,361          38,844
Net interest income                                     81,102            71,096           59,039            52,935          38,043
Provision for possible loan losses                       4,200             3,550            4,874             7,432           3,672
Noninterest income                                      16,844            12,248           10,496             9,434           7,570
Securities gains/(losses)                                  947             (420)               83             1,283               0
Noninterest expense                                     60,164            51,050           42,313            46,612          33,017
Income before income taxes                              34,529            28,324           22,431             9,608           8,924
Net income                                              23,684            17,432           13,871             8,971           6,278

Common shares outstanding                               13,106            12,355           12,832            12,173          10,222
------------------------------------------------------------------------------------------------------------------------------------
Per Common Share
Net income--fully diluted                           $     1.79        $     1.33       $     1.06        $     0.76         $  0.62
Cash dividends declared                                   0.60              0.36             0.31              0.27            0.22
Book value at year end                                    9.92              7.83             7.63              7.20            5.98
Average common shares outstanding-fully diluted         13,251            13,098           13,109            11,881          10,177
------------------------------------------------------------------------------------------------------------------------------------
At December 31
Securities available for sale                       $  300,721        $  111,604       $   56,816        $   15,430       $     --
Securities held to maturity                            265,703           562,567          499,479           397,722         198,843
Total loans                                            853,984           862,384          663,588           666,141         641,949
Total assets                                         1,613,194         1,709,384        1,363,674         1,233,910         981,297
Deposits                                             1,425,001         1,491,544        1,213,336         1,111,681         887,425
Long-term debt                                          25,000            25,000                0                 0             763
Total stockholders' equity                             129,966           115,551           97,654            87,585          61,154
------------------------------------------------------------------------------------------------------------------------------------
Performance Ratios
Net interest margin                                      5.46%             4.96%            4.99%             4.88%           4.73%
Efficiency ratio                                         61.7%             54.9%            53.2%             69.6%           67.6%
Return on average assets                                 1.46%             1.11%            1.07%             0.74%           0.69%
Return on average equity                                19.49%            16.57%           14.95%            11.90%          10.66%
------------------------------------------------------------------------------------------------------------------------------------
Capital Ratios
Tier 1 leverage ratio                                    7.56%             6.28%            7.22%             7.38%           6.11%
Total risk-based capital ratio                          17.21%            16.71%           14.85%            14.10%           9.58%

Management's Discussion and Analysis

Acquisition Summary

In April, 1995, Jefferson National Bank was merged with the Company and on June 30, 1995, Urban National Bank was merged with the Company. Both acquisitions were accounted for on the pooling-of-interests accounting method, and, therefore, the financial statements for periods prior to the merger have been restated to include the assets and earnings of these banks. Jefferson was a $90 million bank headquartered in Passaic, New Jersey, that operated 4 branches and Urban National was a $230 million bank headquartered in Franklin Lakes, New Jersey, that had 9 branches.

In 1994, the Company completed three acquisitions that were accounted for on the purchase method of accounting. In May, 1994, the Company purchased four branches of the Polifly Federal Savings & Loan Association from the Resolution Trust Company (RTC). These branches held $104 million in deposits in Bergen county. In July, 1994, the acquisition of Washington Bancorp was consummated. Washington was a $272 million savings institution serving Hudson and Bergen counties. In December, 1994, Shoppers Charge Accounts Co. was acquired for $16.3 million in cash. Shoppers is a private label credit card issuer with approximately $63 million in high yielding credit card receivables at the time of the acquisition. It serves approximately 258 stores with 498 locations in 35 states. The earnings from the 1994 acquisitions are included in the Company's consolidated results only from the dates of acquisition.

In addition, the Company had two pending acquisitions that were consummated in the first quarter of 1996. Growth Financial, a $125 million asset bank with 3 branch locations in Somerset and Morris counties was acquired on January 12 in a stock-for-stock transaction and accounted for on the pooling-of-interests method. On February 29 the Company completed the acquisition of three branches from CrossLand Federal Savings Bank. The branch deposits acquired total approximately $61 million and will compliment the Company's current branches in Bergen and Middlesex counties.

During 1995, the Company continued its strategy of growing earnings, enhancing shareholder value, and building increased market share through both internal and external growth. As part of the strategy of external growth through acquisitions, it is the Company's philosophy that acquisitions must become accretive to earnings within a very short time frame.

Net Income Summary

In 1995, the Company earned $23.7 million or $1.79 per share. This represents a 35.9% increase over the $17.4 million earned in 1994. On an earnings per share basis, 1995 increased 34.6% over the $1.33 earnings per share for 1994. The earnings and earnings per share for 1994 represented a 25% increase over the $13.9 million or $1.06 per share earned in 1993.

Return on assets for 1995, 1994, and 1993 were 1.46%, 1.11%, and 1.07%, respectively and return on average equity were 19.49%, 16.57%, and 14.95%. It should be noted that the return on assets for 1994 and 1993 before restatement for the poolings had been reported as 1.35% and 1.44% and the return on equity had been 19.44% and 19.34%. This indicates that the Company acquired banks which had earned at a much lower rate prior to being acquired and the Company improved the performance of the acquired banks.

The main component to earnings, the net interest margin, increased to 5.46% in 1995 from 4.96% in 1994. The other two contributing factors to earnings were the 50% increase in noninterest income and the reduction in expenses at the acquired companies. A more detailed analysis of these components will be discussed later.

Net Interest Income

Net interest income is the difference between the interest earned on earning assets and the interest paid on deposits and borrowings. The principal earning assets are the loan portfolio, comprised of commercial loans for businesses, mortgage loans to




                            Return on Average Assets

   [The following table was represented by a graph in the printed material.]

                                [INSERT CHART]




                            Return on Average Equity

   [The following table was represented by a graph in the printed material.]

                                 [INSERT CHART]

Average Balances, Net Interest Income, Yields, and Rates
(Dollars in thousands)

                                               1995                               1994                             1993
                                 -------------------------------    -------------------------------   ------------------------------
                                   Average                Yield/      Average                Yield/     Average               Yield/
                                   Balance    Interest     Rate       Balance    Interest     Rate      Balance   Interest    Rate
                                   -------    --------     ----       -------    --------     ----      -------   --------    ----
Interest-bearing
    deposits with banks          $     --     $   --                $    4,182   $    177     4.23%   $    5,275   $   163    3.09%
Federal funds sold                   19,153      1,143     5.97%        25,378      1,066     4.20%       49,092     1,399    2.85%
Securities-taxable                  599,005     37,973     6.34%       642,645     38,412     5.98%      449,330    27,535    6.13%
Securities-tax exempt                30,000      1,827     6.09%        43,795      2,354     5.38%       29,880     1,901    6.36%
Loans                               850,536     80,503     9.46%       734,371     62,250     8.48%      665,349    56,305    8.46%
                                 ----------   --------     -----    ----------   --------     -----   ----------   -------    -----
  Total Earning Assets            1,498,693    121,446     8.10%     1,450,371    104,259     7.19%    1,198,926    87,303    7.28%

Cash and due from banks              67,535                             70,729                            58,393
Allowance for possible
    loan losses                     (16,874)                           (16,112)                          (12,595)
Premises and equipment               33,568                             27,704                            20,347
Other assets                         39,889                             40,243                            31,702
                                 ----------                         ----------                        ----------
Total Assets                     $1,622,811                         $1,572,935                        $1,296,773
                                 ==========                         ==========                        ==========
Taxable-equivalent
    adjustment                                $    735                           $    906                          $   753
                                              --------                           --------                          -------


LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearning
    transaction accounts         $  233,000   $  6,417     2.75%    $  240,002   $  5,969     2.49%   $  203,118   $ 5,141    2.53%
Savings accounts                    475,000     11,606     2.44%       510,517     12,808     2.51%      396,183    10,268    2.59%
Time deposits                       442,014     17,534     3.97%       369,222     10,491     2.84%      328,116    11,195    3.41%
                                 ----------   --------              ----------   --------             ----------   -------
Total Interest-Bearing
    Deposits                      1,150,014     35,557     3.09%     1,119,741     29,268     2.61%      927,417    26,604    2.87%
Short-term borrowings                38,736      1,899     4.90%        41,467      1,253     3.02%       34,320       907    2.64%
Long-term debt                       25,000      2,153     8.61%        24,110      1,736     7.20%            0         0
                                 ----------   --------              ----------   --------             ----------   -------
    Total Interest-Bearing
    Liabilities                   1,213,750     39,609     3.26%     1,185,318     32,257     2.72%      961,737    27,511    2.86%
                                              --------                           --------                          -------
Demand deposits                     275,915                            273,491                           232,746
Other liabilities                    11,621                              8,808                             9,504
Stockholders' equity                121,525                            105,318                            92,786
                                 ----------                         ----------                        ----------
Total Liabilities and
Stockholders' Equity             $1,622,811                         $1,572,935                        $1,296,773
                                 ==========                         ==========                        ==========
   Net Interest Income                        $ 81,837                           $ 72,002                          $59,792
                                              ========                           ========                          =======
       Net Interest Margin                                 5.46%                             4.96%                            4.99%
                                                           =====                             =====                            =====


--------------------------------------------------------------------------------

businesses and individuals, consumer loans (such as car loans, home equity loans, etc.) and credit card loans, along with the investment portfolio. The investment portfolio represents the liquidity of the Company. Deposits and borrowings not required to fund loans or other assets are invested primarily in government and government agency securities.

Net interest income is affected by a number of factors including the level, pricing, and maturity of earning assets and interest-bearing liabilities, interest rate fluctuations, asset quality, and the amount of noninterest-bearing deposits and capital. In the following discussion, interest income is presented on a fully taxable-equivalent basis ("FTE"). Fully taxable-equivalent interest income restates reported interest income on tax-exempt loans and securities as if such interest were taxed at the statutory Federal income tax rate of 35% in 1995 and 1994 and 34% in 1993.

In 1995, net interest income on a FTE basis was $81.8 million, a 13.6% increase over the $72.0 million for 1994. The $72.0 million for 1994 increased 20.4% over 1993. Explanations for the changes in net interest income between years is divided into two components. One is the change in the balances of earning assets and interest-bearing liabilities, or the change due to "Volume". The second component of the change is the yield/rate on these balances. Yield/rate changes are attributable to either the Company changing rates from time-to-time or to changes due to the general level of interest rates.

As indicated by the table, Changes in Taxable Equivalent Net Interest Income, the increase in net interest income between 1995 and 1994 was due to the increase in the volume of earning assets and due to rates.


--------------------------------------------------------------------------------

Changes in Taxable Equivalent Net Interest Income--Rate/Volume Analysis

                                                               Increase/(Decrease)                       Increase/(Decrease)
                                                     ------------------------------------      ------------------------------------
                                                                 1995 over 1994                            1994 over 1993
                                                     ------------------------------------      ------------------------------------
(Dollars in thousands)                                 Volume        Rate          Total        Volume         Rate          Total
-----------------------------------------------------------------------------------------------------------------------------------
Interest and fee income:
Loans                                                $ 10,543      $  7,710      $ 18,253      $  5,851      $     94      $  5,945
Securities-taxable                                     (2,692)        2,253          (439)       11,571          (694)       10,877
Securities-tax exempt                                    (811)          284          (527)          782          (329)          453
Federal funds sold                                       (302)          379            77          (837)          504          (333)
Interest bearing deposits                                (177)            0          (177)          (38)           52            14
                                                     ------------------------------------      ------------------------------------
 Total interest and fee income                          6,561        10,626        17,187        17,328          (372)       16,956
                                                     ------------------------------------      ------------------------------------

Interest expense:
Interest bearing transaction accounts                    (178)          626           448           919           (91)          828

Savings                                                  (874)         (328)       (1,202)        2,878          (338)        2,540
Time deposits                                           2,341         4,702         7,043         1,302        (2,006)         (704)
Short-term borrowings                                     (87)          733           646           205           141           346
Long-term debt                                             66           351           417         1,736             0         1,736
                                                     ------------------------------------      ------------------------------------
       Total interest expense                           1,267         6,085         7,352         7,040        (2,294)        4,746
                                                     ------------------------------------      ------------------------------------
       Net Interest Income                           $  5,294      $  4,541      $  9,835      $ 10,288      $  1,922      $ 12,210
                                                     ====================================      ====================================


The growth in net interest income was realized predominately through acquisitions, primarily Shoppers Charge Accounts Co. in December 1994 and Washington and Polify in mid-1994. As the table also shows, the change in net interest income due to rate changes was positive in both periods. This is significant in that the acquired companies offered higher rates on deposit products than the Company. Upon acquisition, the Company's rate structure was implemented. This sometimes causes run-off in time deposits, particularly when a savings bank is acquired. In addition, interest rates were at their lowest level in 25 years at the end of 1993 and then rates increased during 1994. Rates declined somewhat in 1995 but remain well above the December 1993 level. Despite these movements in interest rates and the acquisitions of banks with a higher rate structure, the Company was able to manage rate volatility with only minor effects on net interest income.

Net Interest Margin

The net interest margin is computed by dividing net interest income on a FTE basis by average earning assets. The Company's net interest margin was 5.46%, 4.96%, and 4.99% for 1995, 1994, and 1993, respectively. The yield on earning assets increased 91 basis points in 1995 over 1994. The rising interest rates and the addition of the credit card receivables from Shoppers were the contributing factors along with a lower level of nonperforming assets. The cost of interest-bearing deposits increased 48 basis points during this same period resulting in a significantly improved net interest margin. By comparison, between 1994 and 1993, the increase in net interest income was due predominately to growth in earning assets and a reduction in rates at the acquired institutions which resulted in a positive impact on the net interest margin.
The Company focuses on the cost side of the net interest margin resulting in a modest change in the cost of interest-bearing liabilities during a rising rate period.

The Company's average cost of all deposits for 1995 was 2.49%, very modest by bank comparisons. Approximately 42% of the Company's deposits are in transaction accounts, another 30% in savings accounts, and only 28% of its deposits are in the higher cost certificates of deposit based accounts at year-end 1995.

The Company also has a very conservative philosophy in managing its securities portfolio. Most of the securities are either U.S. Treasury or U.S. Government Agency securities. Maturities are generally less than 5 years to final maturity. The weighted average life of the portfolio is three and one-half years. The Company does not invest in exotic securities or derivatives. The mortgage-backed securities are agency obligations with monthly principal and interest payments.

--------------------------------------------------------------------------------
8

Provision and Allowance for Loan Losses

Management determines the provision and adequacy of the allowance for loan losses based on a number of factors including an in-house loan review program conducted throughout the year. The loan portfolio is reviewed to identify potential problem loans, credit concentrations, and other risk factors such as current and projected economic conditions locally or nationally. General economic trends can greatly affect loan losses and there are no assurances that future charges to the loan loss allowance may not be significant in relation to the amount provided during a particular period. Management does, however, consider the allowance for loan losses to be adequate for the reporting periods based on evaluation and analysis of the loan portfolio. The accompanying tables reflect the three-year history of charge-offs and the allocation of the allowance by loan category.

The provision for loan losses was $4.2 million for 1995 compared with $3.6 million and $4.9 million in 1994 and 1993, respectively. The allowance for loan losses as a percentage of loans outstanding for the last three years was 1.99%, 1.92%, and 2.13%.

The following is a summary of the activity in the Allowance for Loan Losses, by loan category:

Allowance for Loan Losses

                                                                                              Year ended December 31,
(Dollars in thousands)                                                             1995                 1994                 1993
------------------------------------------------------------------------------------------------------------------------------------
Amount of Loans Outstanding at End of Year                                       $853,984             $862,384             $663,588
                                                                                 ========             ========             ========
Daily Average Amount of Loans Outstanding                                        $850,536             $734,371             $665,349
                                                                                 ========             ========             ========
Allowance for Loan Losses
Balance at beginning of year                                                     $ 16,559             $ 14,109             $ 11,354
Loans charged off:
    Real estate mortgages                                                           1,011                5,833                  860
    Commercial                                                                      3,037                  653                1,563
    Consumer                                                                        1,200                  324                  650
                                                                                 --------             --------             --------
       Total loans charged off                                                      5,248                6,810                3,073
                                                                                 --------             --------             --------
Recoveries:
    Real estate mortgages                                                             668                  129                  120
    Commercial                                                                        300                  660                  197
    Consumer                                                                          472                  204                  237
                                                                                 --------             --------             --------
       Total recoveries                                                             1,440                  993                  554
                                                                                 --------             --------             --------
       Net loans charged off                                                        3,808                5,817                2,519
                                                                                 --------             --------             --------
Allowance of acquired companies                                                         0                4,717                  400
Provision for loan losses                                                           4,200                3,550                4,874
                                                                                 --------             --------             --------
Balance at end of year                                                           $ 16,951             $ 16,559             $ 14,109
                                                                                 ========             ========             ========

Allowance for loan losses as a percentage of
    loans outstanding at year end                                                    1.99%                1.92%                2.13%
Net charge offs as a percentage of average
    loans outstanding                                                                0.45%                0.79%                0.38%
                                                                                 ========             ========             ========

The following is the allocation of the Allowance for Loan Losses, by loan category:

Allocation of the Allowance for Loan Losses

                                                                                   December 31,
                                                        1995                           1994                          1993
                                              -----------------------        -----------------------       -------------------------
                                                             Category                       Category                       Category
                                                              Percent                        Percent                        Percent
(Dollars in thousands)                        Allowance      of Loans        Allowance      of Loans        Allowance      of Loans
-----------------------------------------------------------------------------------------------------------------------------------
Real estate mortgages                          $ 3,898         49.6%          $ 2,766         53.3%          $ 2,273         48.8%
Commercial and industrial                        5,762         29.9%            7,570         24.5%            9,080         30.2%
Consumer                                         1,515         20.5%            2,013         22.2%            1,276         21.0%
Unallocated                                      5,776                          4,210                          1,480
                                              -----------------------        -----------------------       -------------------------
     Total                                     $16,951        100.0%          $16,559        100.0%          $14,109        100.0%
                                              =======================        =======================       =========================

--------------------------------------------------------------------------------
                                                                               9

The allowance for loan losses as a percentage of nonperforming loans for the last three years was 104%, 82%, and 81% representing an improving coverage of problem loans.

Noninterest Income

Noninterest income, excluding securities gains or losses, was $16.8 million for 1995, a 38% increase over 1994. Noninterest income for 1994 was $12.2 million, a 16.2% increase over 1993. The significant growth reported by the Company for 1995 is a result of a strategic initiative to add new fee based products and services along with several nonrecurring items. Excluding the nonrecurring items, noninterest income increased 18%. Service charges on deposit accounts decreased 6.5% as a result of the competitive environment, whereas fees for other services increased 28.9%, and Trust department fee income increased 20.7%. New services, such as International Services generated $.4 million of fee income and fees from Shoppers Charge Accounts added $2.5 million of fee income. Included in noninterest income for 1995 are one-time receipts of $2.4 million of which $1.6 million represents the collection of a legal claim arising from the Urban National acquisition and $.8 million arises from the sale of a 50% interest in the Company's data processing subsidiary to another financial institution. This joint venture will reduce future data processing costs and will spread the cost of future technology investments.

The Company realized $.9 million in securities gains in 1995 compared with $.4 million of losses in 1994 and a very modest security gain in 1993. Of the 1995 gain $.6 million occurred in the first half of the year when two financial institutions which the Company held positions in were acquired. In the fourth quarter, however, with the FAS #115 window to realign the held-to-maturity and available for sale portfolios without accounting penalty, the Company sold nearly 300 small security issues that had been acquired through acquisitions over the past two years. The proceeds were reinvested in several larger securities with similar maturities and a large portion of the portfolio was allocated to available for sale. This will allow the Company to better manage the investment portfolio.

Noninterest Expenses

Noninterest expense increased 17.8% or $9.1 million to $60.2 million in 1995 from $51.1 million for 1994. The $51.1 million noninterest expense for 1994 increased over 1993 by $8.8 million. Comparability between 1995 and 1994 and between 1994 and 1993 is impacted by purchased acquisitions (Polify, Washington and Shoppers during 1994 and Pilgrim in 1993). As indicated earlier, the Jefferson and Urban acquisitions were accounted for as poolings and, therefore, all periods presented have been restated although expense structures are different after acquisition than they were before.

Salary expense for each of the last three years was $21.7, $18.5, and $16.2 million. Although the growth in salary expense from 1993 to 1995 is $5.5 million, salary expense of the last four acquisitions has been reduced from $10.3 million pre-acquisition to $4.6 million post acquisition, or a reduction of $5.7 million. Staffing has been reduced from 375 full time equivalent employees at the time of acquisition to 215 currently. Thus, salary expense has increased only $.9 million (5.6%) between 1993 and 1995, exclusive of the effects of acquisitions.

Occupancy expense amounted to $5.7 million, $5.3 million, and $4.2 million for 1995, 1994, and 1993, respectively. The increase from 1993 to 1994 was due to the acquisitions and the relocation to new corporate headquarters. The increase in occupancy expense from 1994 to 1995 is primarily attributable to Shoppers Charge occupancy costs at its original headquarters, where the last rental payment was December, 1995. Equipment expense amounted to $2.6 million, $3.0 million, and $3.2 million in 1995, 1994 and 1993, respectively. There were no significant changes in expense during this period other than from acquisitions.

OREO expense for the three year period has declined from $1.7 million in 1993, to $1.2 million in 1994, and to $.3 million in 1995. The decline is due to the disposition and decline in the amount of OREO assets.

Outside services expense has increased from $3.9 million in 1993 to $4.2 million in 1994 and to $5.7 million for 1995. The increase between 1993 and 1994 is primarily due to the costs associated with the issuance and registration of the subordinated debentures and preferred stock. Of the $1.5 million increase from 1994 to 1995, marketing and advertising increased $.5 million, stationery and supplies increased $.2 million, loan origination costs increased $.2 million, and external professional fees increased $.6 million. These increases are primarily due to the growth of the Company.

The increase in the amortization of intangibles from 1994 to 1995 is attributable to the full year amortization applicable to the 1994 acquisitions.

Other expenses amounted to $9.5 million, $6.5 million, and $5.0 million for 1995, 1994, and 1993, respectively. Of the $3.0 million increase from 1994 to 1995, $2.7 million is attributable to acquisition costs which includes printing, legal, accounting, mailing costs, conversion costs, consulting fees, and other like costs associated with the acquisitions. The increase from 1993 to 1994 of $1.5 million is attributable to $.8 million of acquisition costs, and increases in postage and communication costs as a result of the growth in the Company.


Federal Income Taxes

The income tax provision for Federal and state taxes approximates 31% for 1995 and 38% for 1994 and 1993. The reduction in the overall rate in 1995 is due to the reversal of a tax reserve no longer deemed necessary primarily as a result of an IRS settlement during the second quarter which covered the tax years 1991, 1992, and 1993.

--------------------------------------------------------------------------------
10

Financial Condition

Total assets at December 31, 1995, decreased to $1.6 billion primarily due to a reduction in deposits and short-term borrowings. The reduction in deposits occurred in the higher cost time deposit products. Due to soft loan demand and a strong liquidity position, the Company did not aggressively price time deposits. At the same time, noninterest-bearing transaction accounts increased $32 million from the end of 1994 to the end of 1995.

The Company is in a strong financial condition in terms of liquidity and capital. At the end of 1995, the Company had $46.7 million in Federal funds sold and $566 million in the securities portfolio that is available to meet future loan demand. With the FAS #115 window, the Company moved securities from the Held to Maturity to the Available for Sale category. When all proceeds are reinvested approximately 60% of the security portfolio will be in the Available for Sale category and 40% in the Held to Maturity category. This will enable management to more effectively manage liquidity, the portfolio, and the net interest margin.

Capital increased from 1994 to 1995 by $14.4 million to $130 million. Net income less dividends paid to stockholders added $16 million to capital, the mark-to-market of the securities in the available for sale portfolio changed from a $3.0 million loss to a $2.4 gain which added $5.4 million to capital, and the redemption of preferred stock utilizing cash and stock reduced capital by $7.5 million. The accounting for restricted stock increased capital $.5 million. At the end of 1995, the Tier 1 Leverage ratio was 7.56%.

Securities Held to Maturity and Securities Available for Sale

The securities portfolios primarily serve as an adjunct to the management of interest rate risk and as a source of liquidity. Consequently, the portfolios are managed over time as financial market conditions and loan demand conditions change. In 1993, with the adoption of FAS #115, the Company had approximately 17% of the portfolio in Available for Sale ("AFS") and 83% in Held to Maturity ("HTM"). After a year of experience and with the FAS #115 "window" to reclassify securities within the portfolio, the Company realigned the portfolio to approximately 60% in the AFS portfolio and 40% in the HTM portfolio.

At December 31, 1995, 1994, and 1993, the portfolios comprised 35%, 39%, and 41% of the total assets of the Company. The amount of securities as a percentage of earning assets is a function of the amount of loans. The Company does not have a policy with respect to the size of the portfolio.

The Company's philosophy with respect to managing the portfolio is to purchase primarily government and agency securities with maturities laddered over a five year period. As mentioned previously, the Company sold approximately 300 individual small holdings in December, 1995, and reinvested in 3 new purchases, realizing a gain of $.3 million. The purpose was to decrease the number of small securities in the portfolio.

The following table summarizes the composition of the portfolios as of December 31, 1995 and 1994:

                                                         1995                                              1994
                                   -----------------------------------------------    ----------------------------------------------
                                                                         Estimated                                        Estimated
                                   Amortized       Gross Unrealized       Market      Amortized      Gross Unrealized       Market
                                                   ----------------                                  ----------------
                                      Cost       Gains       (Losses)      Value        Cost       Gains       (Losses)      Value
------------------------------------------------------------------------------------------------------------------------------------
Held to Maturity
    Portfolio
U. S. Government                   $  95,521   $   2,438    $     (18)   $  97,941   $ 248,926   $       4    $  (7,022)   $ 241,908
U.S. Government
    Agencies                         170,182       1,939       (1,160)     170,961     273,529          35      (17,739)     255,825
States and Political
    Subdivisions                           0           0            0            0      33,986          58         (631)      33,413
Other securities                           0           0            0            0       6,126          20         (202)       5,944
                                   -----------------------------------------------   -----------------------------------------------
                                   $ 265,703   $   4,377    $  (1,178)   $ 268,902   $ 562,567   $     117    $ (25,594)   $ 537,090
                                   ===============================================   ===============================================

Available for Sale
    Portfolio
U. S. Government                   $ 144,496   $   1,662    $    (402)   $ 145,756   $  51,455   $      11    $    (935)   $  50,531
U.S. Government
    Agencies                         126,626         723         (819)     126,530      53,480           0       (3,411)      50,069
States and Political
    Subdivisions                       9,217          29          (10)       9,236         580           0           (2)         578
Other securities                      16,505       2,959         (265)      19,199       9,278       1,271         (123)      10,426
                                   -----------------------------------------------   -----------------------------------------------
                                   $ 296,844   $   5,373    $  (1,496)   $ 300,721   $ 114,793   $   1,282    $  (4,471)   $ 111,604
                                   ===============================================   ===============================================

--------------------------------------------------------------------------------
                                                                              11

Loan Portfolio.

Distribution of Loans by Category

                                                         December 31,
(Dollars in thousands)                        1995          1994          1993
--------------------------------------------------------------------------------
Loans secured by real estate:
   Residential mortgage
     loans-fixed                            $118,719      $154,499      $139,509
   Residential mortgage
     loans-variable                          144,450       155,266        67,842
   Residential home
     equity loans                             45,690        57,706        62,452
   Construction loans                         15,082         9,804         8,075
   Commercial mortgage
     loans                                   161,145       137,832       108,036
                                            ------------------------------------
                                             485,086       515,107       385,914
                                            ------------------------------------

Commercial and
   industrial loans:
     Secured by real estate                  115,533       123,861        60,260
     Other                                   115,518        83,694       154,116
                                            ------------------------------------
                                             231,051       207,555       214,376
                                            ------------------------------------

Shoppers Charge
   credit cards                               57,915        67,577             0
Other loans to individuals
   for household,family
   and other personal
   expenditures                               79,932        72,145        63,298
                                            ------------------------------------
     Total Loan Portfolio                   $853,984      $862,384      $663,588
                                            ====================================

Overall loans declined $8 million during 1995 to $854 million at the end of the year. Commercial and financial loans were the only category of loans to increase. These loans grew by $37.2 million for the year which represents an 18% increase. The Company has experienced success in originating commercial loans in the markets served. Declines were experienced in the real estate portfolio and the consumer loan portfolio for a number of reasons. In the real estate portfolio, many loans were refinanced due to the low interest rate level compared with prior years and there is a preference for fixed rate loans by consumers today. The Company makes such loans but sells all fixed rate residential mortgage loans into the secondary market. As a result of these factors, the portfolio declined. In the consumer portfolio, the Company elected to decrease indirect consumer lending as a strategy. Therefore, the outstanding balance in this portfolio declined by over $4.2 million. The Shoppers Charge credit card portfolio, which the Company acquired in December, 1994, declined by $9.7 million. The portfolio is seasonal in nature and was expected to be higher at the end of the year but is reflective of the weak retail selling season experienced nationally this year.

Asset Quality

The Company's principal earning assets are its loans, which are primarily to businesses and individuals located in New Jersey with the exception of the credit card loans which are originated in 35 states. Inherent in the lending business is the risk of deterioration in a borrower's ability to repay loans under existing loan agreements. Other risk elements include the amount of nonaccrual and past-due loans, amount of potential problem loans, industry or geographic loan concentrations, and the level of other real estate owned (OREO) that must be managed and disposed of.

The following table shows the loans past due 90-days or more and still accruing and applicable asset quality ratios:

                                                       December 31,
                                            1995           1994           1993
--------------------------------------------------------------------------------
Commercial                                 $  579         $  727         $2,190
Real estate                                 4,007          1,765          1,257
Consumer                                      295             51            113
Credit card                                   592            644              0
                                           -------------------------------------
   Total Loans
   Past-Due 90-Days
   or More and Still
   Accruing                                $5,473         $3,187         $3,560
                                           =====================================

     As a percent of
         Total Loans                         0.64%          0.37%          0.54%
                                           =====================================

     As a percent of
        Total Assets                         0.34%          0.19%          0.26%
                                           =====================================


These ratios have increased from the Company's historical levels due to the asset quality of the banks acquired.

The amount of interest income on nonperforming loans which would have been recorded had these loans continued to perform under their original terms amounted to $1.1, $1.5, and $1.7 million for the years 1995, 1994, and 1993, respectively. The amount of interest income recorded on such loans for each of the years was $.2, $.2, and $.3 million. The Company has no outstanding commitments to advance additional funds to borrowers whose loans are in a nonperforming status.

Nonaccruing loans consist of commercial and commercial mortgage loans past-due 90-days or more. Residential real estate loans are generally put on nonaccrual status after 180 days of delinquency and consumer loans after 90 days of delinquency and are generally charged off after 120 days of delinquency except for home equity loans. Any loan may be put on nonaccrual status earlier if the Company has concern about the future collectability of the loan or its ability to return to current status.

Nonaccrual real estate loans are principally loans in the foreclosure process secured by real estate, including single family residential, multi-family, and commercial properties.

Nonaccruing consumer loans are loans to individuals. Excluding the credit card receivables, these loans are principally secured by automobiles or real estate.

--------------------------------------------------------------------------------
12

The following table summarizes the Company's nonperforming assets:

Nonperforming Assets

                                                                             December 31,
(Dollars in thousands)                                         1995              1994             1993
---------------------------------------------------------------------------------------------------------
Nonaccrual loans                                               $ 15,593         $ 19,456         $ 15,244
Renegotiated loans                                                  745              732            2,177
                                                               ------------------------------------------
       Total Nonperforming Loans                                 16,338           20,188           17,421
Other Real Estate Owned                                           4,479            8,528            9,766
                                                               ------------------------------------------
       Total Nonperforming Assets                              $ 20,817         $ 28,716         $ 27,187
                                                               ==========================================

Ratios:
    Nonaccrual Loans to Total Loans                               1.83%            2.26%            2.30%
    Nonperforming Assets to Total Assets                          1.29%            1.68%            1.99%
    Allowance for Loan Losses to Nonaccrual Loans                  109%              85%              93%
    Allowance for Loan Losses to Nonperforming Loans               104%              82%              81%

--------------------------------------------------------------------------------

Renegotiated loans are loans which are renegotiated as to the term or rate or both to assist borrowers after the borrower has suffered an adverse effect in their financial condition. Terms are tailored to fit the ability of the borrower to repay in line with the Company's objective of obtaining full repayment. The Company has $.7 million that are considered renegotiated loans.

Other real estate owned (OREO) consists of properties on which the Bank has foreclosed or taken a deed in lieu of the loan obligation. OREO properties are carried at fair value at all times. The cost to dispose of OREO properties, the cost of maintenance during ownership, and any declines in fair value from the inception of ownership are charged to current earnings. The Company has been successful in disposing of OREO properties. See Noninterest Expense discussion. At December 31, 1995, 1994, and 1993, Other Real Estate Owned amounted to $4.5 million, $8.5 million, and $9.8 million. The decline from year to year reflects the Company's efforts to dispose of these properties.

At December 31, 1995, nonperforming loans had decreased to $16.3 million from $20.2 million at the end of 1994 and $17.4 million at the end of 1993. The acquired companies have added significantly to the Company's level of nonperforming assets. Pilgrim added $5.3 million in 1993, Washington added $15.2 million in 1994 and Jefferson and Urban added $11.3 million in 1995 in nonperforming loans as of the date of the acquisitions. Combined, these companies added $32 million in nonperforming loans. With the balance at December 31, 1995 at $16.3 million, the Company has been able to either dispose of or return the loans to current status on the majority of the problem loans acquired.

The allowance at December 31, 1995, 1994, and 1993 as a percentage of total loans was 1.99%, 1.96%, and 2.13%, respectively. Management formally reviews the loan portfolio and evaluates credit risk on at least a quarterly basis throughout the year. Such review takes into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by loan category, industry trends, and the impact of local and national economic conditions. The table on page 9 showed the allowance by loan category and the level of unallocated allowance. The unallocated, which is available to absorb loan losses but which is not deemed necessary for any specific loan or loan category, has increased in each of the years 1993, 1994, and 1995.

Measures to control and improve the level of nonperforming loans are continuing. Efforts are made to identify slow paying loans and generally collection procedures are instituted. After identification, steps are taken to understand the problems of the borrower and to work with the borrower toward resolving the problem, if practicable. Continuing collection efforts are a priority for the Bank.

Deposits

Following the Growth Financial and Crossland Savings acquisitions in the first quarter of 1996, the Company will have 62 branch offices located primarily in Bergen, Essex, Hudson, and Passaic counties with other locations in Middlesex, Morris, Somerset and Union counties. The Company manages the distribution system by regionalizing into 4 regions with each managed by a regional president.

--------------------------------------------------------------------------------
                                                                              13

The Company focuses on the cost side of the net interest margin emphasizing the generation of the lowest cost deposits. The following table summarizes the deposit base:

                                                     December 31,
                                       1995             1994             1993
--------------------------------------------------------------------------------
Noninterest-
   bearing
   deposits                         $  310,588       $  278,737       $  258,063
NOW/MMDA
   deposits                            286,687          292,232          210,320
Savings deposits                       432,653          500,872          436,479
Time deposits                          395,073          419,703          308,474
   Total Deposits                   $1,425,001       $1,491,544       $1,213,336

As noted earlier, 42% of the deposit base is in transaction accounts and another 30% is in low cost savings accounts. This funding base provides a very low cost funding source for the Company.

Liquidity

Liquidity is a measure of the Company's ability to meet the needs of depositors, borrowers, and creditors at a reasonable cost and without adverse financial consequences. The Company uses several liquidity measurements that are evaluated on a frequent basis. The Company has adequate sources of liquidity such as the securities available for sale, federal funds lines, and the ability to borrow funds from the Federal Home Loan Bank. In addition, the security portfolio maturities are generally spread over 5 years which provides continuous maturities of securities. The effective management of balance sheet volumes, mixes, and maturities enables the bank to maintain adequate levels of liquidity while maximizing profitability.

The liquidity requirements of the Parent company, primarily for dividends to stockholders, debt servicing, and other corporate purposes are met through cash and short-term money market investments and regular periodic dividends from the subsidiary bank. The Parent also has the ability, when and if necessary, to access the capital markets. Management considers the liquidity of the Parent and the subsidiary bank to be adequate to meet current anticipated funding requirements.

Capital

Capital adequacy is a measure of the amount of capital needed to support asset growth, absorb unanticipated losses, and provide safety for depositors. The regulators also establish minimum capital ratio guidelines for the banking industry. The amount of capital also impacts the performance of the Company in that capital ratios are factored into the FDIC deposit insurance rate which a bank must pay. In recent years deposit insurance has become a significant operating cost. The following table sets forth the regulatory minimum capital ratios and the current capital ratios of the Company.

                                        Regulatory           Company
                                          Capital            Capital
                                        Guidelines           Ratios
--------------------------------------------------------------------------------
Tier 1 Leverage Ratio                     3 - 5%              7.56%
Tier 1 Risk-Based
   Capital Ratio                            4%               13.20%
Total Risk-Based Capital                    8%               17.21%

At December 31, 1995, 1994, and 1993 the Company exceeded all regulatory capital guidelines.

In January, 1995, the Company issued a 3-for-2 stock split and prior to that a 10% stock dividend was declared on June 1, 1993. Following the January stock split, the $.15 per quarter cash dividend was retained which effectively resulted in a 50% increase in the cash dividend. Based on 1995 fully diluted earnings of $1.79 per share, the dividend payout ratio is 33% compared with 22% in 1994 and 23% in 1993.

In 1994, the Company issued $19.1 million in convertible preferred stock in connection with the Washington acquisition. Based on the terms the stock was redeemed and became convertible in 1995. Approximately $2 million in preferred stock which was not converted and was redeemed for cash. Following the November 1993 Board authorization to repurchase up to 10% of the shares outstanding per year, the Company acquired approximately 1.16 million shares of common stock that were then utilized for the 1.2 million shares issued in the conversion of the preferred stock.

On January 14, 1994, the Company sold $25 million of subordinated debt in a private placement. The subordinated debentures bear interest at 7.75% per annum payable semi-annually and mature in 2004. Proceeds of the issuance were used for general corporate purposes including the funding of a bank stock portfolio. The debt has been structured to comply with the Federal Reserve Bank rules regarding debt qualifying as Tier 2 capital.

At the end of the reporting period, there were no known uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations; nor is the Company aware of any current regulatory pronouncements which, if implemented, would have such an effect.

--------------------------------------------------------------------------------
14

Liquidity and interest rate sensitivity management.

The primary objectives of asset/liability management are to provide for the safety of depositor and investor funds, assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid widely fluctuating net interest margins and to ensure consistent net interest income through periods of changing economic conditions.

Given the above, liquidity for HUBCO is defined as the ability to raise cash quickly at a reasonable cost without principal loss. The Company uses several measurements of liquidity in monitoring its liquidity position. In addition, the Company has a number of borrowing facilities with other banks and with the Federal Home Loan Bank that are or can be used as sources of liquidity without having to sell assets to raise cash. At December 31, 1995, the Company's liquidity ratios exceeded all minimum standards set forth by internal policies.

The Company's Asset and Liability Committee is responsible for monitoring and managing the Company's exposure to changes in market interest rates. The Committee attempts to maintain a stable net interest margin by repricing and reallocating assets and liabilities within the competitive banking environment.

Interest rate risk is determined by the relative sensitivities of earning assets and interest-bearning liabilities to changes in interest rates. Overnight Federal Funds on which rates change daily and loans which are tied to the prime rate differ considerably from long-term securities and fixed rate loans. Similarly, time deposits and money market deposit accounts are much more rate sensitive than NOW and Savings accounts.

The Company uses a number of tools in evaluating its risk to changes in interest rates. Critical to any analysis are the assumptions used to evaluate the interest sensitivity of noninterest-bearing deposit accounts, NOW, and Savings accounts, or other core deposits. What core deposit customers do in changing interest rate environments depends on the overall rate environment, the Company's strategy in adjusting interest rates, and adjustments in interest rates by competitive financial institutions. The following "gap" analysis utilizes certain maturity distribution limits set forth in FDICIA Section 305 for nonmaturity deposit accounts.

The Company is asset sensitive with respect to assets versus liabilities that reprice immediately when interest rates change. Approximately 19% of assets, or $314 million of assets in excess of liabilities reprice immediately. On a cumulative basis, the Company is slightly positive from three months out. This is consistent with the Company's strategy of keeping the investment portfolio laddered to five years, focusing on variable rate loans, and emphasizing growth in core deposits. The Company has managed its overall asset/liability sensitivity through balance sheet pricing strategies. The following table indicates that the Company would have a short term negative impact on net interest income in a declining rate environment and a positive impact in a rising rate environment. However, because the Company has a high percentage of funding from core deposits and a high level of liquidity, the effect of changes in interest rates are mitigated in less than one year.

Interest Rate Sensitivity Analysis
December 31, 1995

                                        Immediate    Due Within   Due Within   Due Within      Over
($ in millions)                         Repricing     3 Months     6 Months      1 Year       1 Year
----------------------------------------------------------------------------------------------------
Cumulative Interest Rate
    Sensitive GAP                         $  314        $  55         $  41         $ 71      $  (0)
% of Assets                                  19%           3%            3%           4%          0%

In 1996, the Company has enhanced its Asset/Liability process by implementing an interest rate risk process that includes market value of equity concepts to compliment the current process of simulation and gap analysis.

--------------------------------------------------------------------------------
                                                                              15

Consolidated Balance Sheets
   HUBCO, INC. and Subsidiaries

December 31, (in thousands, except share data)                                                    1995                     1994
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                       $    85,670              $    71,498
Federal funds sold                                                                                 46,700                   33,530
                                                                                              -----------              -----------
                                                  TOTAL CASH AND CASH EQUIVALENTS                 132,370                  105,028
Securities available for sale, at market value (amortized cost of
    $296,844 and $114,793 for 1995 and 1994, respectively)                                        300,721                  111,604
Securities held to maturity, at cost (market value of $268,902
    and $537,090 for 1995 and 1994, respectively)                                                 265,703                  562,567
Loans:
    Real estate mortgage                                                                          424,996                  457,042
    Commercial and financial                                                                      245,451                  207,914
    Consumer credit                                                                               125,622                  129,851
    Credit card                                                                                    57,915                   67,577
                                                                                              -----------              -----------
                                                                      TOTAL LOANS                 853,984                  862,384
    Less: Allowance for possible loan losses                                                      (16,951)                 (16,559)
                                                                                              -----------              -----------
                                                                        NET LOANS                 837,033                  845,825
Premises and equipment, net                                                                        30,111                   35,330
Other real estate owned                                                                             4,479                    8,528
Intangibles, net of amortization                                                                    7,572                    9,645
Other assets                                                                                       35,205                   30,857
                                                                                              -----------              -----------
                                                                     TOTAL ASSETS             $ 1,613,194              $ 1,709,384
                                                                                              ===========              ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Noninterest bearing                                                                       $   310,588              $   278,737
    Interest bearing                                                                            1,114,413                1,212,807
                                                                                              -----------              -----------
                                                                   TOTAL DEPOSITS               1,425,001                1,491,544
Short-term borrowings                                                                              21,654                   50,658
Other liabilities                                                                                  11,573                   26,631
                                                                                              -----------              -----------
                                                                TOTAL LIABILITIES               1,458,228                1,568,833
Subordinated debt                                                                                  25,000                   25,000
Commitments and contingencies
Stockholders' Equity:
    Convertible Preferred stock--Series A, no par value; authorized
       3,300,000 shares, 797,811 shares issued and 788,811
       shares outstanding in 1994                                                                    --                     19,147
    Common stock, no par value; authorized 25,000,000
       shares; issued 13,145,059 and outstanding
       13,105,627 shares in 1995 and issued 13,145,059
       and outstanding 12,355,391 in 1994                                                          23,372                   23,372
    Additional paid-in capital                                                                     49,741                   49,289
    Retained earnings                                                                              55,716                   39,699
    Treasury stock, at cost, 39,432 shares in 1995
       and 789,668 common shares and 9,000
       preferred shares in 1994                                                                      (606)                 (11,723)
    Restricted stock award                                                                           (688)                  (1,266)
    Unrealized gain/(loss) on securities available
       for sale, net of income taxes                                                                2,431                   (2,967)
                                                                                              -----------              -----------
                                                       TOTAL STOCKHOLDERS' EQUITY                 129,966                  115,551
                                                                                              -----------              -----------
                                       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 1,613,194              $ 1,709,384
                                                                                              ===========              ===========





See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
16

Consolidated Statements of Income
   HUBCO, INC. and Subsidiaries

Year ended December 31, (in thousands, except share data)                                    1995             1994              1993
------------------------------------------------------------------------------------------------------------------------------------
INTEREST AND FEE INCOME:
Loans--taxable                                                                          $  80,230        $  61,660         $  55,834
Loans--tax-exempt                                                                             273              371               306
Securities--taxable                                                                        37,973           38,310            27,474
Securities--tax-exempt                                                                      1,092            1,648             1,260
Other                                                                                       1,143            1,364             1,676
                                                                                        ---------        ---------         ---------
                                   TOTAL INTEREST AND FEE INCOME                          120,711          103,353            86,550
INTEREST EXPENSE:
Deposits                                                                                   35,557           29,268            26,604
Short-term borrowings                                                                       1,899            1,253               907
Subordinated debt                                                                           2,153            1,736                 0
                                                                                        ---------        ---------         ---------
                                          TOTAL INTEREST EXPENSE                           39,609           32,257            27,511
                                                                                        ---------        ---------         ---------
                                             NET INTEREST INCOME                           81,102           71,096            59,039
PROVISION FOR POSSIBLE LOAN LOSSES                                                          4,200            3,550             4,874
                                                                                        ---------        ---------         ---------
                             NET INTEREST INCOME AFTER PROVISION
                                        FOR POSSIBLE LOAN LOSSES                           76,902           67,546            54,165
NONINTEREST INCOME:
Trust department income                                                                       761              630               525
Service charges on deposit accounts                                                         8,506            9,082             7,428
Securities gains (losses)                                                                     947             (420)               83
Other income                                                                                7,577            2,536             2,543
                                                                                        ---------        ---------         ---------
                                        TOTAL NONINTEREST INCOME                           17,791           11,828            10,579
NONINTEREST EXPENSE:
Salaries                                                                                   21,708           18,541            16,156
Pension and other employee benefits                                                         9,126            7,132             5,512
Occupancy expense                                                                           5,683            5,313             4,150
Equipment expense                                                                           3,249            3,002             2,618
Deposit insurance and other insurance                                                       2,726            3,835             3,279
Outside services                                                                            5,690            4,188             3,891
Other real estate owned expense                                                               307            1,227             1,691
Amortization of intangibles                                                                 2,181            1,299                40
Other                                                                                       9,494            6,513             4,976
                                                                                        ---------        ---------         ---------
                                       TOTAL NONINTEREST EXPENSE                           60,164           51,050            42,313
                                                                                        ---------        ---------         ---------
                                      INCOME BEFORE INCOME TAXES                           34,529           28,324            22,431
PROVISION FOR INCOME TAXES                                                                 10,845           10,892             8,560
                                                                                        ---------        ---------         ---------
                                                      NET INCOME                        $  23,684        $  17,432         $  13,871
                                                                                        =========        =========         =========
INCOME PER COMMON SHARE:
Primary                                                                                     $1.82            $1.36             $1.06
Fully diluted                                                                                1.79             1.33              1.06
WEIGHTED AVERAGE SHARES OUTSTANDING:
Common                                                                                     12,743           12,496            13,109
Preferred                                                                                     508              602                 0




See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
                                                                              17

Consolidated Statements of Changes in Stockholders' Equity
HUBCO, INC. and Subsidiaries For the Years Ended December 31, 1995, 1994, and 1993
                                                                                                                         Unrealized
                                                                                                                        Holding Gain
                                        Convertible                                                                       (Loss) On
                                      Preferred Stock        Common Stock     Additional                      Restricted  Securities
                                     ----------------    -------------------   Paid-in   Retained   Treasury    Stock     Available
(in thousands, except share data)    Shares    Amount    Shares      Amount    Capital   Earnings     Stock     Award      for Sale
------------------------------------------------------------------------------------------------------------------------------------
Balance at December, 1992                               12,174,530   $21,646    $34,318   $31,924       $(6)    $(566)        $--
Net income-- 1993                      --         --          --        --         --      13,871       --        --
Cash dividends--                       --         --          --        --         --      (3,267)      --        --           --
10% stock dividend                     --         --       942,017     1,675     14,653   (16,328)      --        --           --
Return of 1,122 shares of
   restricted stock                    --         --          --        --         --        --         (11)       10          --
Issuance of restriced stock            --         --        28,512        51        318         1       280      (668)         --
Amortization of restricted stock       --         --          --        --         --          19       --        278          --
Purchase of 221,000 shares of
   treasury stock                      --         --          --        --         --        --      (4,834)      --           --
Unrealized holding gains (losses) on
   available for sale securities       --         --          --        --         --        --         --        --         $4,290
                                    -------     ------  ----------   -------    -------   -------   -------    ------        ------
Balance at December, 1993              --         --    13,145,059    23,372     49,289    26,220    (4,571)     (946)        4,290
Net income-- 1994                      --         --          --        --         --      17,432       --        --           --
Cash dividends                         --         --          --        --         --      (3,512)      --        --           --
Cash dividends --
   $.54 per share, preferred           --         --          --        --         --        (447)      --        --           --
Issuance of preferred stock,
   net of expenses                 797,811    $19,147         --        --         --        --         --        --           --
Return of 4,446 shares of
   restricted stock                    --         --          --        --         --           6       (43)       37          --
Issuance of restriced stock                                   --        --         --        --         746      (746)         --
Amortization of restricted stock       --         --          --        --         --        --         --        389          --
Purchase of 9,000 shares of
   preferred treasury stock            --         --          --        --         --        --        (190)      --           --
Purchase of 526,621 shares of
   common treasury stock               --         --          --        --         --        --      (7,665)      --           --
Change in unrealized holding           --         --
   gains (losses) on
   available for sale securities       --         --          --        --         --        --        --        --          (7,257)
                                    -------     ------  ----------   -------    -------   -------   -------    ------        ------
Balance at December, 1994           797,811     19,147  13,145,059    23,372     49,289    39,699   (11,723)   (1,266)       (2,967)
Net income-- 1995                      --         --          --        --         --      23,684       --        --           --
Cash dividends                         --         --          --        --         --      (7,146)      --        --           --
Cash dividends --
   $.90 per share, preferred           --         --          --        --         --        (521)      --        --           --
Return of 11,610 shares of
   restricted stock                    --         --          --        --         --        --        (141)      141          --
Issuance of restricted stock           --         --          --        --         --        --         --        (18)         --
Amortization of
   restricted stock                    --         --          --        --         --        --         --        455          --
Purchase of 302,000 shares of
   common treasury stock               --         --          --        --         --        --      (4,885)      --           --
Purchase of 3,000 shares of
   preferred treasury stock            --         --          --        --         --        --         (71)      --           --
Redemption of preferred
   stock and conversion of
   preferred stock to
   common stock                    (797,811)   (19,147)       --        --          452      --      16,214       --           --
Change in unrealized
   holding gains (losses) on
   available for sale securities       --         --          --        --         --        --         --        --          5,398
                                    -------     ------  ----------   -------    -------   -------   -------    ------        ------
Balance at December, 1995              --        $--    13,145,059   $23,372    $49,741   $55,716     $(606)    $(688)       $2,431
                                    =======     ======  ==========   =======    =======   =======   =======    ======        ======




See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
18

Consolidated Statements of Cash Flows
   HUBCO, INC. and Subsidiaries For the Years Ended December 31, 1995, 1994, and 1993


(in thousands)                                                                           1995              1994              1993
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                              $23,684           $17,432           $13,871
Adjustments to reconcile net income to net cash
    provided by (used in) operating activities--
       Provision for possible loan losses                                                 4,200             3,550             4,874
       Provision for depreciation and amortization                                        5,025             4,189             2,446
       Amortization of securities premiums, net                                             294             2,482             1,132
       Securities (gains) losses                                                           (947)              420               (83)
       Gain on sale of interest in subsidiary                                              (817)             --                --
Deferred income tax provision (benefit)                                                   4,757             3,192              (536)
(Increase) decrease in other assets                                                      (9,105)           (8,941)            7,610
(Decrease) increase in other liabilities                                                (15,058)          (50,283)            1,226
                                                                                       --------          --------          --------
                                  NET CASH PROVIDED BY (USED IN)
                                            OPERATING ACTIVITIES                         12,033           (27,959)           30,540
                                                                                       --------          --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of securities:
    Available for sale                                                                  101,097            85,758              --
    Held to maturity                                                                       --                --              52,595
Proceeds from maturities of securities:
    Available for sale                                                                    5,849            30,459              --
    Held to maturity                                                                    103,807            97,249           121,439
Purchases of securities:
    Available for sale                                                                  (30,150)           (3,917)             --
    Held to maturity                                                                    (66,805)         (246,599)         (282,371)
Net cash acquired through acquisitions                                                     --             117,773            43,134
Net cash paid for acquisitions                                                             --             (26,660)             (227)
Net decrease in loans                                                                     4,592            30,609            47,599
Purchases of premises and equipment                                                        (694)          (10,128)           (4,157)
Decrease in other real estate                                                             4,049             2,671             2,328
                                                                                       --------          --------          --------
                                  NET CASH PROVIDED BY (USED IN)
                                            INVESTING ACTIVITIES                        121,745            77,215           (19,660)
                                                                                       --------          --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in demand deposits, NOW accounts and
    savings accounts                                                                    (41,913)          (20,326)           (6,369)
Net decrease in certificates of deposit                                                 (24,630)          (47,853)          (14,862)
Net (decrease) increase in short-term borrowings                                        (29,004)            7,884            15,615
Proceeds from the issuance of subordinated debt                                            --              25,000              --
Redemption of convertible preferred stock                                                (2,481)             --                --
Cash dividends                                                                           (7,667)           (3,959)           (3,267)
Acquisition of treasury stock                                                            (4,956)           (7,855)           (4,834)
Proceeds from sale of interest in subsidiary                                              4,215              --                --
                                                                                       --------          --------          --------
                           NET CASH USED IN FINANCING ACTIVITIES                       (106,436)          (47,109)          (13,717)
                                                                                       --------          --------          --------
                                 INCREASE (DECREASE) IN CASH AND
                                                CASH EQUIVALENTS                         27,342             2,147            (2,837)
                                       CASH AND CASH EQUIVALENTS
                                               BEGINNING OF YEAR                        105,028           102,881           105,718
                                                                                       --------          --------          --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $132,370          $105,028          $102,881
                                                                                       ========          ========          ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
Cash paid during the year for--
    Interest                                                                            $39,408           $30,858           $27,954
    Income taxes                                                                         10,735             8,545             9,762
                                                                                       ========          ========          ========



See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
                                                                              19

Notes To Consolidated Financial Statements
HUBCO, INC. and Subsidiaries

DECEMBER 31, 1995 (in thousands, except share data)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
HUBCO, Inc. (the Company) provides a full range of banking services to individual and corporate customers through its subsidiary and branch locations in New Jersey. The Company is subject to the regulations of certain Federal and State banking agencies and undergoes periodic examinations by those regulatory authorities.

Basis Of Presentation And Consolidation:
The consolidated financial statements include the accounts of HUBCO, Inc. and its subsidiaries, all of which are wholly owned.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, as of the date of the financial statements and revenues and expenses for the period. Actual results could differ significantly from those estimates.

All significant intercompany accounts and transactions are eliminated in consolidation.

Securities:
The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), effective December 31, 1993. In accordance with the pronouncement, the Company classified its securities as held to maturity, available for sale and held for trading purposes.

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

Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk or other similar factors, are classified as available for sale and are carried at fair value. Differences between available for sale securities' amortized cost and fair value are charged/credited directly to stockholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis.

The Company has no securities held for trading purposes at December 31, 1995 and 1994.

Loans:
Loans are recorded at their principal amounts outstanding. Interest income on loans not made on a discounted basis is credited to income based on principal amounts outstanding at applicable interest rates. Interest income on consumer credit loans is recorded primarily using the simple interest method.

Recognition of interest on the accrual method is discontinued when based on contractual delinquency and when timely payment is not expected. A nonaccrual loan is not returned to an accrual status until interest is received on a current basis and other factors indicate collection ability is no longer doubtful.

The net amount of loan origination fees, direct loan origination costs and loan commitment fees are deferred and recognized over the estimated life of the related loans as an adjustment of yield.

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

While management uses available information to estimate potential losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for possible loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises And Equipment:
Land, buildings and furniture, fixtures and equipment are carried at cost. Depreciation on substantially all buildings and furniture, fixtures and equipment is provided using the straight-line method based on estimated useful lives. Maintenance and repairs are expensed as incurred and additions and improvements are capitalized.

Other Real Estate:
Other real estate (ORE) includes loan collateral that has been formally repossessed. These assets are transferred to ORE and recorded at the lower of carrying cost or fair value of the properties. Subsequent provisions that result from ongoing periodic evaluations of these ORE properties are charged to expense in the period in which they are identified. ORE is carried at the lower of cost or fair value, less estimated costs to sell. Carrying costs, such as maintenance and property taxes, are charged to expense as incurred.

Investment in Joint Venture:
The Company owns 50% of the common stock of United Financial Services Inc., a third-party data processing service provider. The investment is being accounted for by the equity method. During 1995, the Company sold the other 50% interest, resulting in a realized gain of $817.

Intangibles:
Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over five years. Core deposit intangibles are being amortized, on a straight-line basis, over the estimated average remaining lives of such intangible assets (primarily five years).
--------------------------------------------------------------------------------
20

--------------------------------------------------------------------------------
Federal Income Taxes:
In 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which changed the method of accounting for income taxes from the deferred method to the liability method. Certain income and expense items are recorded differently for financial reporting purposes than for Federal income tax purposes and provisions for deferred taxes are made in recognition of these temporary differences.

The Company and its subsidiaries file a consolidated Federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with the Company as if they would have filed on a separate return basis.

Per Share Amounts:
Primary income per common share is computed by dividing net income, less dividends on any convertible preferred stock, by the weighted average number of common shares outstanding during the year. Fully diluted income per share is computed by dividing net income by the weighted average number of common shares plus the number of shares issuable on conversion of the preferred stock. Shares issuable upon the exercise of options are not included in the calculation of income per common share since their effect is not material. All per share amounts have been retroactively adjusted for the three-for-two common stock split on January 14, 1995.

Cash Equivalents:
Cash equivalents include amounts due from banks and Federal funds sold.

Reclassifications:
Certain reclassifications have been made to the 1994 and 1993 amounts in order to conform with the 1995 presentation.

(2) ACQUISITIONS
On April 5, 1995, the Company acquired all of the outstanding shares of Jefferson National Bank (Jefferson), based in Passaic, New Jersey. Each share of Jefferson common stock outstanding was converted into 2.697 shares of the Company's common stock, for a total of 609,842 shares. At the time of the acquisition, Jefferson had approximately $90,000 in assets.

On June 30, 1995, the Company acquired all of the outstanding shares of Urban National Bank (Urban), based in Franklin Lakes, New Jersey. Each share of Urban common stock outstanding was converted into 2.17 shares of the Company's common stock, for a total of 2,135,175 shares. At the time of the acquisition, Urban had approximately $230,000 in assets.

The Jefferson and Urban acquisitions have been accounted for by the pooling of interests method of accounting. Accordingly, the accompanying consolidated financial statements include the accounts of Jefferson and Urban for all periods presented.

Separate results of the combining entities are as follows:

                                           1994           1993
--------------------------------------------------------------------------------

Net interest income-
   The Company                            $58,021       $47,018
   Jefferson                                3,775         3,808
   Urban                                    9,300         8,213
                                          -------       -------
                                          $71,096       $59,039
                                          =======       =======
Net income (loss):
   The Company                            $16,931       $14,202
   Jefferson                                 (983)       (1,356)
   Urban                                    1,484         1,025
                                          -------       -------
                                          $17,432       $13,871
                                          =======       =======

On June 30, 1993, the Company, through Hudson United Bank, acquired deposits and certain assets of Pilgrim State Bank from Ramapo Financial. On May 6, 1994, the Company, through Hudson United Bank, acquired deposits and certain assets of Polifly Federal Savings & Loan Association from the Resolution Trust Corporation.

A summary of these transactions is as follows:

                                          Pilgrim        Polifly
                                       June 30, 1993   May 6, 1994
--------------------------------------------------------------------------------
Cash paid at acquisition                     $227        $6,180
Balances at acquisition date:
   Cash and cash equivalents               42,907       104,077
   Loans                                   46,670           456
   Total assets                           123,113        98,353
   Deposits                               122,876       104,446
   Total liabilities                      123,340       104,533

On July 1, 1994, the Company acquired Washington Bancorp, Inc. (Washington) for a combination of cash and convertible preferred stock with an aggregate consideration of approximately $40.5 million. In the transaction, 51% of the Washington shares were converted into preferred stock at .6708 per share and 49% of the Washington shares were converted to cash at $16.10 per share. The Bank assumed deposits of approximately $237.8 million, received $7.1 million in cash and cash equivalents and acquired $91.4 million in securities and $168.5 million in loans. The transaction has been accounted for as a purchase and, accordingly, the results of operations have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of book value of net assets acquired over their fair value was approximately $5.1 million, which is being amortized over a five-year period.

On December 7, 1994, the Bank acquired Shoppers Charge Accounts Co. ("Shoppers") for approximately $16.3 million in cash, which approximated the fair value of the assets acquired. The Bank recorded approximately $63.4 million in assets and $46.9 million in liabilities.

(3) CASH AND DUE FROM BANKS
Banks are required to maintain an average reserve balance with the Federal Reserve Bank. The average 1995 amount of this reserve for the Company's subsidiary bank was approximately $19,000.
--------------------------------------------------------------------------------
                                                                              21

--------------------------------------------------------------------------------

(4) SECURITIES
The amortized cost and estimated market value of securities as of December 31 are summarized as follows:

                                                     1995
--------------------------------------------------------------------------------
                                                Gross Unrealized       Estimated
                                 Amortized      ----------------        Market
                                    Cost       Gains       (Losses)      Value
--------------------------------------------------------------------------------
Available for Sale
U. S. Government                 $ 144,496   $   1,662    $    (402)   $ 145,756
U. S. Government
   agencies                        126,626         723         (819)     126,530
States and political
   subdivisions                      9,217          29          (10)       9,236
Other debt securities                3,849          70          (11)       3,908
Equity securities                   12,656       2,889         (254)      15,291
                                 ---------   ---------    ---------    ---------
                                 $ 296,844   $   5,373    $  (1,496)   $ 300,721
                                 =========   =========    =========    =========

Held to Maturity
U. S. Government                 $  95,521   $   2,438    $     (18)   $  97,941
U. S. Government
   agencies                        170,182       1,939       (1,160)     170,961
                                 ---------   ---------    ---------    ---------
                                 $ 265,703   $   4,377    $  (1,178)   $ 268,902
                                 =========   =========    =========    =========


                                                     1994
--------------------------------------------------------------------------------
                                                Gross Unrealized       Estimated
                                 Amortized      ----------------        Market
                                    Cost       Gains       (Losses)      Value
--------------------------------------------------------------------------------
Available for Sale
U. S. Government                 $  51,455   $      11    ($    935)   $  50,531
U. S. Government
   agencies                         53,480           0       (3,411)      50,069
States and political
   subdivisions                        580           0           (2)         578
Other debt securities                1,000           0            0        1,000
Equity securities                    8,278       1,271         (123)       9,426
                                 ---------   ---------    ---------    ---------
                                 $ 114,793   $   1,282    ($  4,471)   $ 111,604
                                 =========   =========    =========    =========

Held to Maturity
U. S. Government                 $ 248,926   $       4    ($  7,022)   $ 241,908
U. S. Government
   agencies                        273,529          35      (17,739)     255,825
States and political
   subdivisions                     33,986          58         (631)      33,413
Other debt securities                6,126          20         (202)       5,944
                                 ---------   ---------    ---------    ---------
                                 $ 562,567   $     117    ($ 25,594)   $ 537,090
                                 =========   =========    =========    =========

The amortized cost and estimated market value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     Estimated
                                                       Amortized       Market
                                                         Cost          Value
--------------------------------------------------------------------------------
Available for Sale
Due in one year or less                                $ 98,108      $ 98,302
Due after one year
   through five years                                   124,205       125,833
Due after five years
   through ten years                                      8,517         8,460
Due after ten years                                       3,214         3,186
                                                       --------      --------
                                                        234,044       235,781

Mortgage-backed securities                               50,144        49,649
Equity securities                                        12,656        15,291
                                                       --------      --------
                                                       $296,844      $300,721
                                                       ========      ========


Held to Maturity
Due in one year or less                                $ 32,977      $ 32,994
Due after one year
   through five years                                   144,687       148,235
Due after five years
   through ten years                                     10,065         9,888
Due after ten years                                      11,699        11,240
                                                       --------      --------
                                                        199,428       202,357
Mortgage-backed securities                               66,275        66,545
                                                       --------      --------
                                                       $265,703      $268,902
                                                       ========      ========

Securities with an amortized cost basis of $36,489 and an estimated market value of $36,143 previously held by Urban and Jefferson and classified as held-to-maturity were reclassified as available for sale upon consummation of the acquisitions of Urban and Jefferson to maintain the Company's interest rate risk positions.

In December 1995, the Financial Accounting Standards Board issued a special report- "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities". This special report allowed the Company to make a one-time reclassification of securities within the categories without tainting other securities held-to-maturity. In December 1995, the Company reclassified securities with an amortized cost basis of $229, 310 and an estimated market value of $223,425 from held-to-maturity to available for sale.

In July, 1994, the Company transferred securities with an amortized cost basis of $117,393 and an estimated market value of $116,696 from available for sale to held to maturity. The transfer resulted from the Company's review of its interest rate risk position in connection with the Washington business combination (see Note 2). As of December 31, 1995 and 1994 these securities are included in held to maturity at the estimated fair value at the transfer date, and the unrealized loss is being accreted over the remaining life of the securities.

In December 1994, the Company transferred securities with an amortized cost basis of $98,505 and an estimated market value of $97,482 from held to maturity to available for sale. Securities with an amortized cost of $50,295 and an estimated market value of $49,996 were immediately sold resulting in a realized loss of $299. The purpose of the transfer and sale was to fund the purchase price and repay assumed debt related to the

--------------------------------------------------------------------------------
22

--------------------------------------------------------------------------------

Shoppers business combination (see Note 2). As a result of the Shoppers business combination, the Company transferred securities with an amortized cost basis of $48,210 and an estimated fair value of $47,486 from held to maturity to available for sale. The purpose of the transfer was to maintain the Company's interest rate risk position and to adjust for the credit risk associated with the purchase of credit card receivables.

Sales of securities are summarized as follows:

                                         1995            1994            1993
--------------------------------------------------------------------------------
Proceeds from sales                   $ 101,097       $  85,758       $  52,595
Gross gains from sales                    1,621              22             275
Gross losses from sales                    (674)           (442)            (96)

Securities with a book value of $72,412 and $62,420 at December 31, 1995 and 1994, respectively, are pledged to secure public funds, securities sold under agreements to repurchase and for other purposes as required by law.

(5) LOANS:
The Company's loan portfolio is diversified with no industry comprising greater than 10% of the total outstanding. Real estate loans are primarily made in the local lending area, defined as Northern New Jersey. The Company requires collateral on all real estate loans and generally requires loan to value ratios of not greater than 67% for commercial mortgages and 75% for residential mortgages.

(6) ALLOWANCE FOR POSSIBLE LOAN LOSSES:
The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

A summary of the activity in the allowance for possible loan losses is as follows:

                                           1995            1994          1993
--------------------------------------------------------------------------------
Balance at January 1                     $ 16,559       $ 14,109       $ 11,354
Additions (deductions):
   Provision charged to
     expense                                4,200          3,550          4,874
   Allowance acquired
     through mergers
     or acquisitions                            0          4,717            400
   Recoveries on loans
   previously charged off                   1,440            993            554
   Loans charged off                       (5,248)        (6,810)        (3,073)
                                         --------       --------       --------
Balance at December 31                   $ 16,951       $ 16,559       $ 14,109
                                         ========       ========       ========

(7) NONPERFORMING LOANS
The following table presents information related to loans which are on nonaccrual, contractually past due ninety days or more as to interest or principal payments and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors' financial difficulties.

                                                           1995            1994
--------------------------------------------------------------------------------
Nonaccrual loans                                         $15,593         $19,456
Renegotiated loans                                           745             732
                                                         -------         -------
     Total nonperforming loans                           $16,338         $20,188
                                                         =======         =======

90 days or more past due
     and still accruing                                   $5,473          $3,187
                                                         =======         =======

Gross interest income which
   would have been recorded
   under original terms                                   $1,109          $1,491
Gross interest income recorded
   during the year                                           199             181
Commitments for additional funds                               0               0
                                                         =======         =======

In May 1993 and October 1994, the Financial Accounting Standards Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 118," Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." As defined in SFAS 114 and SFAS 118, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 and SFAS 118 require that the measurement of impairment of a loan be based on the present value of expected future cash flows, net of estimated costs to sell discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Bank will be required to establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses.

The Company adopted SFAS 114 as of January 1, 1994. The effect of adopting this new accounting standard was not material.

At December 31, 1995 and 1994 impaired loans, comprised principally of nonaccruing loans totaled $16,338 and $20,188 , respectively. The allowance for possible loan losses related to such impaired loans was $2,667 and $2,899 at December 31, 1995 and 1994, respectively.

(8) LOANS TO RELATED PARTIES
In the ordinary course of business, the Company and its subsidiaries have extended credit to various directors, officers and their associates.

The aggregate extension of this credit is summarized below for the year ended December 31, 1995:

     Balance at January 1                 $ 6,458
     New loans issued                           0
     Repayment of loans                      (741)
     Loans to former directors             (3,081)
                                          -------
     Balance at December 31               $ 2,636
                                          =======

(9) PREMISES AND EQUIPMENT
The following is a summary of premises and equipment:

                                                           1995            1994
--------------------------------------------------------------------------------
Land                                                     $ 7,739         $ 8,666
Premises                                                  25,693          26,766
Furniture, fixtures and equipment                         12,417          14,195
                                                         -------         -------
                                                          45,849          49,627
Less- Accumulated depreciation                            15,738          14,297
                                                         -------         -------
                                                         $30,111         $35,330
                                                         =======         =======

--------------------------------------------------------------------------------
                                                                              23

Depreciation and amortization expense for premises and equipment for 1995, 1994 and 1993 amounted to $2,515, $2,541 and $2,148, respectively.

(10) INCOME TAXES
The components of the provision for income taxes are as follows:

                                              1995          1994          1993
--------------------------------------------------------------------------------
Federal:
   Current                                  $ 4,348       $ 5,873       $ 8,054
   Deferred                                   4,757         3,192          (536)
State                                         1,740         1,827         1,042
                                            -------       -------       -------
   Total provision for
     income taxes                           $10,845       $10,892       $ 8,560
                                            =======       =======       =======

A reconciliation of the provision for income taxes, as reported, with the Federal income tax at the statutory rate of 35 percent is as follows:

                                              1995          1994          1993
--------------------------------------------------------------------------------
Tax at statutory rate                      $ 12,085      $  9,917      $  7,850
Increase (decrease) in taxes
     resulting from:
   Tax-exempt income                           (482)         (707)         (548)
   State income taxes, net of
     Federal income tax benefit               1,131         1,187           677
   Reversal of reserves no
     longer deemed necessary                 (2,076)            0             0
  Other, net                                    187           495           581
                                           --------      --------      --------
       Provision for income
         taxes                             $ 10,845      $ 10,892      $  8,560
                                           ========      ========      ========

Significant components of Federal deferred tax assets and liabilities as of December 31, 1995 and 1994 were as follows:

                                                           1995           1994
--------------------------------------------------------------------------------
Deferred Tax Assets (Liabilities):
   Allowance for possible loan losses                    $ 5,745        $ 2,140
   Available for sale securities                          (1,357)         1,483
   Other                                                     500           (652)
                                                         -------        -------
                                                         $ 4,888        $ 2,971
                                                         =======        =======

In order to fully realize its deferred tax assets, the Company will need to generate future taxable income during periods in which existing deductible temporary differences reverse. Based upon the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will generate future net taxable income in sufficient amounts to realize its net deferred tax asset at December 31, 1995, however, there can be no assurance that the Company will generate earnings or a specific level of continuing earnings. The Company did not record any valuation allowances against its deferred tax assets at December 31, 1995 and 1994.

(11) PENSION PLANS AND POSTRETIREMENT BENEFITS
The Company has two noncontributory pension plans which cover eligible employees (a base plan and a nonbargaining plan). The plans provide for payments to qualified employees based on salary and years of service. The Company's funding policy for these plans is to make the maximum annual contributions allowed by the applicable regulations.

Net pension cost (income) includes the following:

                                              1995          1994          1993
--------------------------------------------------------------------------------
Service cost -- benefits earned
   during the year                          $   543       $   383       $   231
Interest cost on projected
   benefit obligation                           982           630           550
Actual return on plan assets                 (3,391)         (670)         (674)
Net amortization and deferral                 2,510            15            12
                                            -------       -------       -------
   Net periodic pension
     cost                                   $   644       $   358       $   119
                                            =======       =======       =======

Assumptions used in the accounting for the plans in 1995, 1994 and 1993 were:

                                               1995        1994         1993
--------------------------------------------------------------------------------
Weighted average
   discount rate                               7.0%         7.0%         7.0%
Rate of increase
   in compensation                             4.0%         4.0%         4.0%
Expected long-term
   rate of return on assets                    8.0%         8.0%         8.0%

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31 for the Company's plans:

                                                           1995           1994
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation,
     including vested benefits of
     $12,710 and $7,435 for 1995
     and 1994, respectively                              $ 13,106      $  6,057
   Projected benefit obligation for
     service rendered to date                             (14,951)       (9,637)
   Plan assets at fair value                               15,522         9,359
Projected benefit obligation
     (greater than) less than plan assets                     571          (278)
   Unrecognized portion as of
     December 31, of net asset
     existing at date of adoption of
     FASB Statement No. 87                                     31            15
   Prior service cost not yet
     recognized in net periodic
     pension cost                                           1,171           805
   Unrecognized net asset
     at December 31                                          (536)          616
   Prepaid pension costs included
     in other assets                                     $  1,237      $  1,158


The Company has two 401(k) savings plans covering substantially all employees. Under the Plans, the Company matches varying percentages of the first 6% of the employee's contribution. The Company's contributions under these Plans were approximately $427, $184 and $130 in 1995, 1994 and 1993, respectively.

Except for the pension plan, the Company does not provide any post-retirement benefits.

--------------------------------------------------------------------------------
24

--------------------------------------------------------------------------------

(12) SUBORDINATED DEBT
In January 1994, the Company sold $25,000 aggregate principal amount of subordinated debentures. The debentures, which matures in 2004, bear interest at 7.75% per annum payable semiannually.

(13) COMMON STOCK
On October 13, 1994, the Company announced that its Board of Directors had approved a 3-for-2 stock split payable January 14, 1995 to record holders of HUBCO Common Stock on January 3, 1995. As a result, all share data and per share data has been retroactively restated.

In December 1994, the Board of Directors adopted the 1995 Stock Option Plan which provides for the issuance of up to 525,000 stock options to employees of the Company. The option price cannot be less than the fair market value of the common stock at the date of the grant and options are granted by the Company's restricted stock committee.

Transactions under the plan are summarized as follows:

                                            Number            Option Price
                                           of Shares            Per Share
--------------------------------------------------------------------------------
Outstanding, December 31, 1993                    0                $--
Granted                                     450,000               12.83
                                            -------               -----
Outstanding, December 31, 1994              450,000               12.83
Granted                                      59,000            17.50-21.00
Cancelled                                   (52,500)              12.83
                                            -------               -----
Outstanding, December 31, 1995              456,500           $12.83-$21.00
                                            -------           -------------

As of December 31, 1995, 114,000 shares are exercisable. In connection with the Urban acquisition, options to purchase Urban common stock were converted into options to purchase 32,550 shares of the Company's common stock at exercise prices ranging from $4.15 to $4.61. These options are in addition to the above plan.

During 1989, the Company adopted a restricted stock plan in which 150,000 shares of the Company's common stock may be granted to officers and key employees. During 1992, the Company amended the Plan to increase the maximum number of shares of common stock which may be awarded to 495,000 shares, after giving retroactive effect to stock dividends and the stock split. During 1995 and 1994, 3,800 and 54,450 shares of common stock were awarded which vest between two to five years from the date of grant. The value of shares issued that have not been earned ($688) and ($1,266) has been recorded as a reduction of stockholders' equity for 1995 and 1994, respectively. Amortization of restricted stock awards charged to expense amounted to $455, $389 and $278 in 1995, 1994 and 1993, respectively.

On November 8, 1993, the Company's Board of Directors authorized management to repurchase up to 10 percent of its outstanding common stock each year. The program may be discontinued or suspended at any time, and there is no assurance that the Company will purchase the full amount authorized. The acquired shares are to be held in treasury to be used for stock option and other employee benefit plans, preferred stock conversion or in connection with the issuance of common stock in pending or future acquisitions accounted for under the purchase method of accounting. During 1995, the Company purchased 302,000 shares at an aggregate cost of $4.9 million.

(14) RESTRICTIONS ON BANK DIVIDENDS, LOANS
OR ADVANCES
Certain restrictions exist regarding the ability of the Hudson United Bank (the
Bank) to transfer funds to the Company in the form of cash dividends, loans or advances. State banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50 percent of the capital stock amount. As of December 31, 1995, $107,492 was available for distribution to the Company.

Under Federal Reserve regulations, the Bank is also limited as to the amount it may loan to its affiliates, including the Company. All such loans are required to be collateralized. During 1994, the Company obtained a loan from the Bank for $4,000 in order to finance the purchase of its new administrative facility. The loan has been collateralized by the property and certain investment securities.

(15) LEASES:
Total rental expense for all leases amounted to approximately $1,798, $1,717 and, $1,393 in 1995, 1994 and 1993, respectively. At December 31, 1995, the minimum total rental commitments under all noncancellable leases on bank premises with initial or remaining terms of more than one year were as follows-

     1996                                  $1,125
     1997                                   1,007
     1998                                     816
     1999                                     739
     2000                                     655
   Thereafter                               1,802

(16) COMMITMENTS AND CONTINGENT LIABILITIES
In 1994, the Company entered into an interest rate exchange agreement for the purpose of hedging the interest rate related to the subordinated debt. The agreement is a contractual agreement between the Company and its counterparty to exchange fixed and floating rate interest obligations without exchange of the underlying notional amount of $25,000. Such agreement involves interest rate risk. If interest rates increase, the benefit resulting from the agreement will be diminished. The notional principal amount is used to express the volume of the transaction involved in this agreement; however this amount does not represent exposure to credit loss. The counterparty to the agreement is the fixed rate payor on the agreement and the Company is the floating rate payor on the agreement. The floating rate is reset every three months. The term of this agreement is three years. Management does not anticipate any material loss as a result of this transaction.

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

Loan commitments and standby letters of credit are made to customers in the ordinary course of business. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. The Company's maximum exposure to credit loss for loan commitments, primarily unused credit card lines of credit and standby letters of credit outstanding at December 31, 1995 was $208,418 and $14,763, respectively. Commitments under commercial letters of credit used to facilitate customers trade transactions were $1,414 at December 31, 1995.

--------------------------------------------------------------------------------
                                                                              25

--------------------------------------------------------------------------------

(17) HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION:

                                                                                                            December 31
BALANCE SHEETS                                                                                         1995             1994
------------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Cash                                                                                                $  3,538          $  3,543
Securities:
Available for sale                                                                                    12,157             7,760
Held to maturity                                                                                        --              11,904
Investment in subsidiaries                                                                           121,583           109,669
Accounts receivable                                                                                    7,572             1,121
Premises and equipment, net                                                                            5,600             8,066
Other assets                                                                                          10,069             4,076
                                                                                                    --------          --------
                                                                    TOTAL ASSETS                    $160,519          $146,139
                                                                                                    ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable                                                                                    $    499          $    378
Notes payable-subsidiary                                                                               3,566             3,938
Accrued taxes and other liabilities                                                                    1,488             1,272
                                                                                                    --------          --------

                                                               TOTAL LIABILITIES                       5,553             5,588
                                                                                                    --------          --------
Subordinated debt                                                                                     25,000            25,000
Stockholders' equity                                                                                 129,966           115,551
                                                                                                    --------          --------

                                      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $160,519          $146,139
                                                                                                    ========          ========


                                                                                                Year Ended December 31
STATEMENTS OF INCOME                                                                  1995               1994                1993
------------------------------------------------------------------------------------------------------------------------------------
Income:
   Cash dividends from bank subsidiary                                             $ 17,908            $ 14,261            $ 11,381
   Interest                                                                             725               1,155                 124
   Securities gains                                                                     813                --                  --
   Rental income                                                                      1,714                 238                 238
   Other                                                                                744                --                  --
                                                                                   --------            --------            --------
                                                                                     21,904              15,654              11,743
Expenses:
   General and administrative                                                         1,581               1,587                 581
   Interest                                                                           2,420               1,914                --
                                                                                   --------            --------            --------
                                                                                      4,001               3,501                 581
                                                                                   --------            --------            --------
Income before income tax benefit
   and equity in undistributed
   net income of subsidiaries                                                        17,903              12,153              11,162
                                                                                   --------            --------            --------
Income tax benefit                                                                       (2)               (742)                (73)
                                                                                     17,905              12,895              11,235
Equity in undistributed net income of subsidiaries                                    5,779               4,537               2,636
                                                                                   --------            --------            --------
                                                         NET INCOME                $ 23,684            $ 17,432            $ 13,871
                                                                                   ========            ========            ========

--------------------------------------------------------------------------------
26

HUBCO, INC. (PARENT COMPANY ONLY)
FINANCIAL INFORMATION

                                                                                                    Year Ended December 31
STATEMENTS OF CASH FLOWS                                                                    1995             1994             1993
------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net income                                                                             $23,684           $17,432         $13,871
   Adjustments to reconcile net income to
     net cash provided by operating activities-
       Provision for depreciation                                                             184               294              81
       Amortization of restricted stock                                                       455               389             278
       Securities gains                                                                       813               --              --
       Gain on sale of interest in subsidiary                                                (817)              --              --
       Increase in investment in subsidiaries                                             (11,914)             (865)         (2,635)
       Increase in accounts receivable                                                     (6,451)             (644)           (140)
       Increase in other assets                                                            (6,011)           (4,011)            (65)
       (Decrease) in notes payable                                                           (372)              --              --
       Increase (decrease) in accounts payable                                                121            (1,847)          2,225
       Increase (decrease) in accrued taxes
           and other liabilities                                                              216               952             (38)
                                                                                          -------           -------         -------
                                                      NET CASH PROVIDED BY (USED IN)
                                                                OPERATING ACTIVITIES       (1,718)           11,700          13,577
                                                                                          -------           -------         -------
Investing activities:
   Purchase of securities                                                                  (5,191)          (15,351)         (4,373)
   Proceeds from sale of securities                                                        18,909               --
   Capital expenditures                                                                    (1,116)           (7,077)            --
                                                                                          -------           -------         -------
                                                      NET CASH PROVIDED BY (USED IN)
                                                                INVESTING ACTIVITIES       12,602           (22,428)         (4,373)
                                                                                          -------           -------         -------
Financing activities:
   Proceeds from sale of interest in subsidiary                                             4,215               --              --
   Issuance of subordinated debt                                                              --             25,000             --
   Decrease in amount due to Hudson
     United Bank                                                                              --                --              (21)
   Dividends paid                                                                          (7,667)           (3,959)         (3,267)
   Redemption of convertible preferred stock                                               (2,481)              --              --
   Acquisition of treasury stock                                                           (4,956)           (7,855)         (4,834)
                                                                                          -------           -------         -------
                                                          NET CASH PROVIDED BY (USED
                                                            IN) FINANCING ACTIVITIES      (10,889)           13,186          (8,122)
                                                                                          -------           -------         -------

                                                         INCREASE (DECREASE) IN CASH           (5)            2,458           1,082
                                                           CASH AT BEGINNING OF YEAR        3,543             1,085               3
                                                                                          -------           -------         -------
                                                                 CASH AT END OF YEAR      $ 3,538           $ 3,543         $ 1,085
                                                                                          =======           =======         =======

(18) SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following quarterly financial information for the two years ended December 31, 1995 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

--------------------------------------------------------------------------------
                                                                              27

--------------------------------------------------------------------------------

                                                                                        Three Months Ended
                                                               March 31          June 30          September 30       December 31
------------------------------------------------------------------------------------------------------------------------------------
1995
Net interest income                                             $20,470          $20,243               $20,047           $20,342
Provision for possible loan losses                                1,050            1,050                 1,050             1,050
Income before income taxes                                        8,353            6,738                 9,537             9,901
Net income                                                        5,480            5,924                 5,973             6,307
Net income per share-primary                                        .42              .46                   .46               .48
Net income per share-fully diluted                                  .40              .45                   .46               .48
1994
Net interest income                                             $15,434          $16,325               $19,201           $20,136
Provision for possible loan losses                                  600              515                 1,135             1,300
Income before income taxes                                        6,653            6,771                 7,711             7,189
Net income                                                        4,130            4,332                 4,755             4,215
Net income per share - primary                                      .33              .35                   .37               .31
Net income per share - fully diluted                                .33              .35                   .35               .31

(19)  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
The Financial Accounting Standards Board issued Statement No. 107, "Disclosures About Fair Value of Financial Instruments." Financial instruments encompassing this standard's definition include cash, loan agreements, accounts receivable and payable, debt securities, deposit liabilities, loan commitments, standby letters of credit and financial guarantees, among others. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale.

Estimated fair values have been determined by the Company using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used, the estimated fair values and recorded book balances of the Company's financial instruments at December 31, 1995 and 1994 were as follows:

Cash and cash equivalents include cash and due from bank balances, Federal funds sold and securities purchased under agreements to resell. For these instruments, the recorded book balance approximates their fair value.

For securities in the Company's portfolio, fair value was determined by reference to quoted market prices. In the few instances where quoted market prices were not available, prices for similar securities were used. Additional detail is contained in Note 4 to these consolidated financial statements

                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                             $132,370              $132,370             $105,028              $105,028
Securities                                             569,623               566,424              648,694               674,171

The Company aggregated loans into pools having similar characteristics when comparing their terms, contractual rates, type of collateral, risk profile and other pertinent loan characteristics. Since no active market exists for these pools, fair values were estimated using the present value of future cash flows expected to be received. Loan rates currently offered by the Bank were used in determining the appropriate discount rate.

                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
------------------------------------------------------------------------------------------------------------------------------------
Loans, net                                         $855,699                 $ 837,033            $ 860,506             $ 845,557

The fair value of demand deposits, savings deposits and certain money market accounts approximate their recorded book balances. The fair value of fixed maturity certificates of deposit was estimated using the present value of discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
------------------------------------------------------------------------------------------------------------------------------------
Deposits                                         $1,417,289                $ 1,425,001          $ 1,494,038           $ 1,491,544

The fair value for accrued interest receivable and for the other borrowed funds approximates their respective recorded book balance.

                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
------------------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable                            $15,232               $15,232              $16,072               $16,072
Short-term borrowings                                   21,654                21,654               50,658                50,658

The fair value of the subordinated debt was determined by reference to quoted market prices.

                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
------------------------------------------------------------------------------------------------------------------------------------
Subordinated debt                                      $24,621               $25,000              $21,813               $25,000

--------------------------------------------------------------------------------
28

--------------------------------------------------------------------------------

The Company's remaining assets and liabilities which are not considered financial instruments have not been valued differently than has been customary with historical cost accounting. There is no material difference between the notional amount and estimated fair value of off-balance sheet items which are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

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

(20)  SUBSEQUENT EVENTS
On January 12, 1996, the Company acquired all of the outstanding shares of Growth Financial Corp. (Growth) based in Basking Ridge, New Jersey. Each share of Growth common stock was converted into .69 shares of the Company's common stock for a total of 1,234,500 shares issued. At the time of the acquisition, Growth had approximately $125 million in assets. The acquisition has been accounted for as a pooling of interests. On February 29 the Company completed the acquisition of three branches from CrossLand Federal Savings Bank. The branch deposits acquired total approximately $61 million and will compliment the Company's current branches in Bergen and Middlesex counties.

Unaudited pro forma results of the combining entities are as follows:

                                             1995           1994           1993
--------------------------------------------------------------------------------
Net interest income:
   The Company                             $81,102        $71,096        $59,039
   Growth                                    5,969          5,298          3,712
                                           -------        -------        -------
                                           $87,071        $76,394        $62,751
                                           =======        =======        =======
Net income:
   The Company                             $23,684        $17,432        $13,871
   Growth                                      199          1,120            312
                                           -------        -------        -------
                                           $23,883        $18,552        $14,183
                                           =======        =======        =======

On February 6, 1996, the Company and Lafayette American Bank and Trust Company signed a definitive agreement under which the Company will acquire Lafayette in a merger which is intended to be a tax free transaction and which the Company anticipates will be accounted for as a pooling-of-interests. Each of the outstanding shares of Lafayette will be exchanged for .588 shares of the Company's common stock.

At December 31, 1995, Lafayette had total assets of $735 million, deposits of $636 million, and shareholders' equity of $59 million, and net income of $19 million for the year ended December 31, 1995.

The merger is conditioned upon necessary bank regulatory approvals, the approval of stockholders of the Company and Lafayette, and other customary conditions. It is anticipated that the merger will be consummated in the Third Quarter of 1996.


Report of Independent Public Accountants

To the Stockholders and Board of Directors of

HUBCO, Inc.:

We have audited the accompanying consolidated balance sheets of HUBCO, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 consolidated financial statements of Urban National Bank and subsidiary, a company acquired during 1995 in a transaction accounted for as a pooling of interests, as discussed in Note
2. Such statements are included in the 1993 consolidated statements of income, changes in stockholders' equity and cash flows of HUBCO, Inc. and reflect net interest income of 14 percent of the consolidated total. These statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for Urban National Bank and subsidiary, is based solely upon the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of HUBCO, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for investments in debt and equity securities.


Roseland, New Jersey
January 11, 1996 (except with respect to the matters discussed in Note 20, as to which the date is February 6, 1996)

--------------------------------------------------------------------------------
                                                                              29