Form 10-K/A, Exhibit 13
period 1995-12-31
HUBCO INC
filed 1996-04-30
CIK 703559

Five Year Summary of Selected Financial Data


In Thousands, Except Per Share Data)                     1995             1994              1993             1992            1991
- ------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31
Interest and fee income                             $  120,711        $  103,353       $   86,550        $   88,296       $  76,887
Interest expense                                        39,609            32,257           27,511            35,361          38,844
Net interest income                                     81,102            71,096           59,039            52,935          38,043
Provision for possible loan losses                       4,200             3,550            4,874             7,432           3,672
Noninterest income                                      16,844            12,248           10,496             9,434           7,570
Securities gains/(losses)                                  947             (420)               83             1,283              --
Noninterest expense                                     60,164            51,050           42,313            46,612          33,017
Income before income taxes                              34,529            28,324           22,431             9,608           8,924
Net income                                              23,684            17,432           13,871             8,971           6,278

Common shares outstanding                               13,106            12,355           12,832            12,173          10,222
- ------------------------------------------------------------------------------------------------------------------------------------
Per Common Share
Net income--fully diluted                           $     1.79        $     1.33       $     1.06        $     0.76         $  0.62
Cash dividends declared                                   0.60              0.36             0.31              0.27            0.22
Book value at year end                                    9.92              7.83             7.63              7.20            5.98
Average common shares outstanding-fully diluted         13,251            13,098           13,109            11,881          10,177
- ------------------------------------------------------------------------------------------------------------------------------------
At December 31
Securities available for sale                       $  300,721        $  111,604       $   56,816        $   15,430       $     --
Securities held to maturity                            265,703           562,567          499,479           397,722         198,843
Total loans                                            853,984           862,384          663,588           666,141         641,949
Total assets                                         1,613,194         1,709,384        1,363,674         1,233,910         981,297
Deposits                                             1,425,001         1,491,544        1,213,336         1,111,681         887,425
Long-term debt                                          25,000            25,000              --                --              763
Total stockholders' equity                             129,966           115,551           97,654            87,585          61,154
- ------------------------------------------------------------------------------------------------------------------------------------
Performance Ratios
Net interest margin                                      5.46%             4.96%            4.99%             4.88%           4.73%
Efficiency ratio                                         61.7%             54.9%            53.2%             69.6%           67.6%
Return on average assets                                 1.46%             1.11%            1.07%             0.74%           0.69%
Return on average equity                                19.49%            16.57%           14.95%            11.90%          10.66%
- ------------------------------------------------------------------------------------------------------------------------------------
Capital Ratios
Tier 1 leverage ratio                                    7.56%             6.28%            7.22%             7.38%           6.11%
Total risk-based capital ratio                          17.21%            16.71%           14.85%            14.10%           9.58%

Management's Discussion and Analysis

Acquisition Summary


In April 1995, Jefferson National Bank was merged with the Company and on June 30, 1995, Urban National Bank was merged with the Company. Both acquisitions were accounted for on the pooling-of-interests accounting method and therefore, the financial statements for periods prior to the merger have been restated to include the assets and earnings of these banks. Jefferson was a $90 million bank headquartered in Passaic, New Jersey, that operated 4 branches and Urban National was a $230 million bank headquartered in Franklin Lakes, New Jersey, that had 9 branches.

In 1994, the Company completed three acquisitions that were accounted for on the purchase method of accounting. In May 1994, the Company purchased four branches of the Polifly Federal Savings & Loan Association from the Resolution Trust Company (RTC). These branches held $104 million in deposits in Bergen county. In July 1994, the acquisition of Washington Bancorp was consummated. Washington was a $272 million savings institution serving Hudson and Bergen counties. In December 1994, Shoppers Charge Accounts Co. was acquired for $16.3 million in cash. Shoppers is a private label credit card issuer with approximately $63 million in high yielding credit card receivables at the time of the acquisition. It serves approximately 258 stores with 498 locations in 35 states. The earnings from the 1994 acquisitions are included in the Company's consolidated results only from the dates of acquisition.

In addition, the Company had two pending acquisitions that were consummated in the first quarter of 1996. Growth Financial, a $125 million bank with 3 branch locations in Somerset and Morris counties was acquired on January 12 in a stock-for-stock transaction and accounted for on the pooling-of-interests method. On February 29 the Company completed the acquisition of three branches from CrossLand Federal Savings Bank. The branch deposits acquired total approximately $61 million and will compliment the Company's current branches in Bergen and Middlesex counties.


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

                                 [INSERT CHART]

Average Balances, Net Interest Income, Yields, and Rates
(Dollars in thousands)



                                               1995                               1994                             1993
                                 -------------------------------    -------------------------------   ------------------------------
                                   Average                Yield/      Average                Yield/     Average               Yield/
                                   Balance    Interest     Rate       Balance    Interest     Rate      Balance   Interest    Rate
                                   -------    --------     ----       -------    --------     ----      -------   --------    ----
Interest-bearing
    deposits with banks          $     --     $   --         --%    $    4,182   $    177     4.23%   $    5,275   $   163    3.09%
Federal funds sold                   19,152      1,143     5.97%        25,378      1,066     4.20%       49,092     1,399    2.85%
Securities-taxable                  599,005     37,973     6.34%       642,645     38,412     5.98%      449,330    27,535    6.13%
Securities-tax exempt                30,000      1,827     6.09%        43,795      2,354     5.38%       29,880     1,901    6.36%
Loans                               850,536     80,503     9.46%       734,371     62,250     8.48%      665,349    56,305    8.46%
                                 ----------   --------     -----    ----------   --------     -----   ----------   -------    -----
  Total Earning Assets            1,498,693    121,446     8.10%     1,450,371    104,259     7.19%    1,198,926    87,303    7.28%

Cash and due from banks              67,535                             70,729                            58,393
Allowance for possible
    loan losses                     (16,874)                           (16,112)                          (12,595)
Premises and equipment               33,568                             27,704                            20,347
Other assets                         39,889                             40,243                            31,702
                                 ----------                         ----------                        ----------
Total Assets                     $1,622,811                         $1,572,935                        $1,296,773
                                 ==========                         ==========                        ==========
Taxable-equivalent
    adjustment                                $    735                           $    906                          $   753
                                              --------                           --------                          -------


LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearning
    transaction accounts         $  233,000   $  6,417     2.75%    $  240,002   $  5,969     2.49%   $  203,118   $ 5,141    2.53%
Savings accounts                    475,000     11,606     2.44%       510,517     12,808     2.51%      396,183    10,268    2.59%
Time deposits                       442,014     17,534     3.97%       369,222     10,491     2.84%      328,116    11,195    3.41%
                                 ----------   --------              ----------   --------             ----------   -------
Total Interest-Bearing
    Deposits                      1,150,014     35,557     3.09%     1,119,741     29,268     2.61%      927,417    26,604    2.87%
Short-term borrowings                38,736      1,899     4.90%        41,467      1,253     3.02%       34,320       907    2.64%
Long-term debt                       25,000      2,153     8.61%        24,110      1,736     7.20%            0         0
                                 ----------   --------              ----------   --------             ----------   -------
    Total Interest-Bearing
    Liabilities                   1,213,750     39,609     3.26%     1,185,318     32,257     2.72%      961,737    27,511    2.86%
                                              --------                           --------                          -------
Demand deposits                     275,915                            273,491                           232,746
Other liabilities                    11,621                              8,808                             9,504
Stockholders' equity                121,525                            105,318                            92,786
                                 ----------                         ----------                        ----------
Total Liabilities and
Stockholders' Equity             $1,622,811                         $1,572,935                        $1,296,773
                                 ==========                         ==========                        ==========
   Net Interest Income                        $ 81,837                           $ 72,002                          $59,792
                                              ========                           ========                          =======
       Net Interest Margin                                 5.46%                             4.96%                            4.99%
                                                           =====                             =====                            =====


- --------------------------------------------------------------------------------

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


- --------------------------------------------------------------------------------

Changes in Taxable Equivalent Net Interest Income--Rate/Volume Analysis


                                                               Increase/(Decrease)                       Increase/(Decrease)
                                                     ------------------------------------      ------------------------------------
                                                                 1995 over 1994                            1994 over 1993
                                                     ------------------------------------      ------------------------------------
(Dollars in thousands)                                 Volume        Rate          Total        Volume         Rate          Total
- -----------------------------------------------------------------------------------------------------------------------------------
Interest and fee income:
Loans                                                $ 10,543      $  7,710      $ 18,253      $  5,851      $     94      $  5,945
Securities-taxable                                     (2,692)        2,253          (439)       11,571          (694)       10,877
Securities-tax exempt                                    (811)          284          (527)          782          (329)          453
Federal funds sold                                       (302)          379            77          (837)          504          (333)
Interest bearing deposits                                (177)           --          (177)          (38)           52            14
                                                     ------------------------------------      ------------------------------------
 Total interest and fee income                          6,561        10,626        17,187        17,329          (373)       16,956
                                                     ------------------------------------      ------------------------------------

Interest expense:
Interest bearing transaction accounts                    (178)          626           448           919           (91)          828

Savings                                                  (874)         (328)       (1,202)        2,878          (338)        2,540
Time deposits                                           2,341         4,702         7,043         1,302        (2,006)         (704)
Short-term borrowings                                     (87)          733           646           205           141           346
Long-term debt                                             66           351           417         1,736            --         1,736
                                                     ------------------------------------      ------------------------------------
       Total interest expense                           1,268         6,084         7,352         7,040        (2,294)        4,746
                                                     ------------------------------------      ------------------------------------
       Net Interest Income                           $  5,293      $  4,542      $  9,835      $ 10,289      $  1,921      $ 12,210
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

- --------------------------------------------------------------------------------
8

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

The following is a summary of the activity in the Allowance for Loan Losses, by loan category:

Allowance for Loan Losses

                                                                                              Year ended December 31,
(Dollars in thousands)                                                             1995                 1994                 1993
- ------------------------------------------------------------------------------------------------------------------------------------
Amount of Loans Outstanding at End of Year                                       $853,984             $862,384             $663,588
                                                                                 ========             ========             ========
Daily Average Amount of Loans Outstanding                                        $850,536             $734,371             $665,349
                                                                                 ========             ========             ========
Allowance for Loan Losses
Balance at beginning of year                                                     $ 16,559             $ 14,109             $ 11,354
Loans charged off:
    Real estate mortgages                                                           1,011                5,833                  860
    Commercial                                                                      3,037                  653                1,563
    Consumer                                                                        1,200                  324                  650
                                                                                 --------             --------             --------
       Total loans charged off                                                      5,248                6,810                3,073
                                                                                 --------             --------             --------
Recoveries:
    Real estate mortgages                                                             668                  129                  120
    Commercial                                                                        300                  660                  197
    Consumer                                                                          472                  204                  237
                                                                                 --------             --------             --------
       Total recoveries                                                             1,440                  993                  554
                                                                                 --------             --------             --------
       Net loans charged off                                                        3,808                5,817                2,519
                                                                                 --------             --------             --------
Allowance of acquired companies                                                        --                4,717                  400
Provision for loan losses                                                           4,200                3,550                4,874
                                                                                 --------             --------             --------
Balance at end of year                                                           $ 16,951             $ 16,559             $ 14,109
                                                                                 ========             ========             ========

Allowance for loan losses as a percentage of
    loans outstanding at year end                                                    1.99%                1.92%                2.13%
Net charge offs as a percentage of average
    loans outstanding                                                                0.45%                0.79%                0.38%
                                                                                 ========             ========             ========

The following is the allocation of the Allowance for Loan Losses, by loan category:

Allocation of the Allowance for Loan Losses

                                                                                   December 31,
                                                        1995                           1994                          1993
                                              -----------------------        -----------------------       -------------------------
                                                             Category                       Category                       Category
                                                              Percent                        Percent                        Percent
(Dollars in thousands)                        Allowance      of Loans        Allowance      of Loans        Allowance      of Loans
- -----------------------------------------------------------------------------------------------------------------------------------
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
                                              =======================        =======================       =========================

- --------------------------------------------------------------------------------
                                                                               9

The allowance for loan losses as a percentage of nonperforming loans for the last three years was 104%, 82%, and 81% representing an improving coverage of problem loans.

Noninterest Income


Noninterest income, excluding securities gains or losses, was $16.8 million for 1995, a 38% increase over 1994. Noninterest income for 1994 was $12.2 million, a 14.9% increase over 1993. The significant growth reported by the Company for 1995 is a result of a strategic initiative to add new fee based products and services along with several nonrecurring items. Excluding the nonrecurring items, noninterest income increased 18%. Service charges on deposit accounts decreased 6.5% as a result of the competitive environment, whereas fees for other services increased 28.9%, and Trust department fee income increased 20.7%. New services, such as International Services generated $.4 million of fee income and fees from Shoppers Charge Accounts added $2.5 million of fee income. Included in noninterest income for 1995 are one-time receipts of $2.4 million of which $1.6 million represents the collection of a legal claim arising from the Urban National acquisition and $.8 million arises from the sale of a 50% interest in the Company's data processing subsidiary to another financial institution. This joint venture will reduce future data processing costs and will spread the cost of future technology investments.

The Company realized $.9 million in securities gains in 1995 compared with $.4 million of losses in 1994 and a very modest security gain in 1993. Of the 1995 gain $.6 million occurred in the first half of the year when two financial institutions which the Company held positions in were acquired. In the fourth quarter, however, with the FAS #115 window to realign the held to maturity and available for sale portfolios without accounting penalty, the Company sold nearly 300 small security issues that had been acquired through acquisitions over the past two years. The proceeds were reinvested in several larger securities with similar maturities and a large portion of the portfolio was allocated to available for sale. This will allow the Company to better manage the investment portfolio.


Noninterest Expenses


Noninterest expense increased 17.8% or $9.1 million to $60.2 million in 1995 from $51.1 million for 1994. The $51.1 million noninterest expense for 1994 increased over 1993 by $8.7 million. Comparability between 1995 and 1994 and between 1994 and 1993 is impacted by purchased acquisitions (Polify, Washington and Shoppers during 1994 and Pilgrim in 1993). As indicated earlier, the Jefferson and Urban acquisitions were accounted for as poolings and, therefore, all periods presented have been restated although expense structures are different after acquisition than they were before.


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


Occupancy expense amounted to $5.7 million, $5.3 million, and $4.2 million for 1995, 1994, and 1993, respectively. The increase from 1993 to 1994 was due to the acquisitions and the relocation to new corporate headquarters. The increase in occupancy expense from 1994 to 1995 is primarily attributable to Shoppers Charge occupancy costs at its original headquarters, where the last rental payment was December, 1995. Equipment expense amounted to $3.2 million, $3.0 million, and $2.6 million in 1995, 1994 and 1993, respectively. There were no significant changes in expense during this period other than from acquisitions.


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

- --------------------------------------------------------------------------------
10

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


The Company's philosophy with respect to managing the portfolio is to purchase primarily government and agency securities with maturities laddered over a five year period. As mentioned previously, the Company sold approximately 300 individual small holdings in December 1995, and reinvested in 3 new purchases, realizing a gain of $.3 million. The purpose was to decrease the number of small securities in the portfolio.


The following table summarizes the composition of the portfolios as of December 31, 1995 and 1994:

                                                         1995                                              1994
                                   -----------------------------------------------    ----------------------------------------------
                                                                         Estimated                                        Estimated
                                   Amortized       Gross Unrealized       Market      Amortized      Gross Unrealized       Market
                                                   ----------------                                  ----------------
                                      Cost       Gains       (Losses)      Value        Cost       Gains       (Losses)      Value
- ------------------------------------------------------------------------------------------------------------------------------------
Held to Maturity
    Portfolio
U. S. Government                   $  95,521   $   2,438    $     (18)   $  97,941   $ 248,926   $       4    $  (7,022)   $ 241,908
U.S. Government
    Agencies                         170,182       1,939       (1,160)     170,961     273,529          35      (17,739)     255,825
States and Political
    Subdivisions                          --          --           --           --      33,986          58         (631)      33,413
Other securities                          --          --           --           --       6,126          20         (202)       5,944
                                   -----------------------------------------------   -----------------------------------------------
                                   $ 265,703   $   4,377    $  (1,178)   $ 268,902   $ 562,567   $     117    $ (25,594)   $ 537,090
                                   ===============================================   ===============================================

Available for Sale
    Portfolio
U. S. Government                   $ 144,496   $   1,662    $    (402)   $ 145,756   $  51,455   $      11    $    (935)   $  50,531
U.S. Government
    Agencies                         126,626         723         (819)     126,530      53,480          --       (3,411)      50,069
States and Political
    Subdivisions                       9,217          29          (10)       9,236         580          --           (2)         578
Other securities                      16,505       2,959         (265)      19,199       9,278       1,271         (123)      10,426
                                   -----------------------------------------------   -----------------------------------------------
                                   $ 296,844   $   5,373    $  (1,496)   $ 300,721   $ 114,793   $   1,282    $  (4,471)   $ 111,604
                                   ===============================================   ===============================================

- --------------------------------------------------------------------------------
                                                                              11

Loan Portfolio

Distribution of Loans by Category

                                                         December 31,
(Dollars in thousands)                        1995          1994          1993
- --------------------------------------------------------------------------------
Loans secured by real estate:
   Residential mortgage
     loans-fixed                            $118,719      $154,499      $139,509
   Residential mortgage
     loans-variable                          144,450       155,266        67,842
   Residential home
     equity loans                             45,690        57,706        62,452
   Construction loans                         15,082         9,804         8,075
   Commercial mortgage
     loans                                   161,145       137,832       108,036
                                            ------------------------------------
                                             485,086       515,107       385,914
                                            ------------------------------------

Commercial and
   industrial loans:
     Secured by real estate                  115,533       123,861        60,260
     Other                                   115,518        83,694       154,116
                                            ------------------------------------
                                             231,051       207,555       214,376
                                            ------------------------------------

Shoppers Charge
   credit cards                               57,915        67,577            --
Other loans to individuals
   for household,family
   and other personal
   expenditures                               79,932        72,145        63,298
                                            ------------------------------------
     Total Loan Portfolio                   $853,984      $862,384      $663,588
                                            ====================================

Overall loans declined $8 million during 1995 to $854 million at the end of the year. Commercial and financial loans were the only category of loans to increase. These loans grew by $37.5 million for the year which represents an 18% increase. The Company has experienced success in originating commercial loans in the markets served. Declines were experienced in the real estate portfolio and the consumer loan portfolio for a number of reasons. In the real estate portfolio, many loans were refinanced due to the low interest rate level compared with prior years and there is a preference for fixed rate loans by consumers today. The Company makes such loans but sells all fixed rate residential mortgage loans into the secondary market. As a result of these factors, the portfolio declined. In the consumer portfolio, the Company elected to decrease indirect consumer lending as a strategy. Therefore, the outstanding balance in this portfolio declined by over $4.2 million. The Shoppers Charge credit card portfolio, which the Company acquired in December, 1994, declined by $9.7 million. The portfolio is seasonal in nature and was expected to be higher at the end of the year but is reflective of the weak retail selling season experienced nationally this year.


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

The following table shows the loans past due 90-days or more and still accruing and applicable asset quality ratios:

                                                       December 31,
                                            1995           1994           1993
- --------------------------------------------------------------------------------
Commercial                                 $  579         $  727         $2,190
Real estate                                 4,007          1,765          1,257
Consumer                                      295             51            113
Credit card                                   592            644             --
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

- --------------------------------------------------------------------------------
12

The following table summarizes the Company's nonperforming assets:

Nonperforming Assets

                                                                             December 31,
(Dollars in thousands)                                         1995              1994             1993
- ---------------------------------------------------------------------------------------------------------
Nonaccrual loans                                               $ 15,593         $ 19,456         $ 15,244
Renegotiated loans                                                  745              732            2,177
                                                               ------------------------------------------
       Total Nonperforming Loans                                 16,338           20,188           17,421
Other Real Estate Owned                                           4,479            8,528            9,766
                                                               ------------------------------------------
       Total Nonperforming Assets                              $ 20,817         $ 28,716         $ 27,187
                                                               ==========================================

Ratios:
    Nonaccrual Loans to Total Loans                               1.83%            2.26%            2.30%
    Nonperforming Assets to Total Assets                          1.29%            1.68%            1.99%
    Allowance for Loan Losses to Nonaccrual Loans                  109%              85%              93%
    Allowance for Loan Losses to Nonperforming Loans               104%              82%              81%

- --------------------------------------------------------------------------------

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


The allowance at December 31, 1995, 1994, and 1993 as a percentage of total loans was 1.99%, 1.92%, and 2.13%, respectively. Management formally reviews the loan portfolio and evaluates credit risk on at least a quarterly basis throughout the year. Such review takes into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by loan category, industry trends, and the impact of local and national economic conditions. The table on page 9 showed the allowance by loan category and the level of unallocated allowance. The unallocated, which is available to absorb loan losses but which is not deemed necessary for any specific loan or loan category, has increased in each of the years 1993, 1994, and 1995.


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

- --------------------------------------------------------------------------------
                                                                              13

The Company focuses on the cost side of the net interest margin emphasizing the generation of the lowest cost deposits. The following table summarizes the deposit base:

                                                     December 31,
                                       1995             1994             1993
- --------------------------------------------------------------------------------
Noninterest-
   bearing
   deposits                         $  310,588       $  278,737       $  258,063
NOW/MMDA
   deposits                            286,687          292,232          210,320
Savings deposits                       432,653          500,872          436,479
Time deposits                          395,073          419,703          308,474
   Total Deposits                   $1,425,001       $1,491,544       $1,213,336

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

                                        Regulatory           Company
                                          Capital            Capital
                                        Guidelines           Ratios
- --------------------------------------------------------------------------------
Tier 1 Leverage Ratio                     3 - 5%              7.56%
Tier 1 Risk-Based
   Capital Ratio                            4%               13.20%
Total Risk-Based Capital                    8%               17.21%

At December 31, 1995, 1994, and 1993 the Company exceeded all regulatory capital guidelines.


In January 1995, the Company issued a 3-for-2 stock split and prior to that a 10% stock dividend was declared on June 1, 1993. Following the January stock split, the $.15 per quarter cash dividend was retained which effectively resulted in a 50% increase in the cash dividend. Based on 1995 fully diluted earnings of $1.79 per share, the dividend payout ratio is 33% compared with 27% in 1994 and 29% in 1993.


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

- --------------------------------------------------------------------------------
14

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

Interest Rate Sensitivity Analysis
December 31, 1995

                                        Immediate    Due Within   Due Within   Due Within      Over
($ in millions)                         Repricing     3 Months     6 Months      1 Year       1 Year
- ----------------------------------------------------------------------------------------------------
Cumulative Interest Rate
    Sensitive GAP                         $  314        $  55         $  41         $ 71      $  --
% of Assets                                  19%           3%            3%           4%         --

In 1996, the Company has enhanced its Asset/Liability process by implementing an interest rate risk process that includes market value of equity concepts to compliment the current process of simulation and gap analysis.

- --------------------------------------------------------------------------------
                                                                              15

Consolidated Balance Sheets
   HUBCO, INC. and Subsidiaries

December 31, (in thousands, except share data)                                                    1995                     1994
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                       $    85,670              $    71,498
Federal funds sold                                                                                 46,700                   33,530
                                                                                              -----------              -----------
                                                  TOTAL CASH AND CASH EQUIVALENTS                 132,370                  105,028
Securities available for sale, at market value (amortized cost of
    $296,844 and $114,793 for 1995 and 1994, respectively)                                        300,721                  111,604
Securities held to maturity, at cost (market value of $268,902
    and $537,090 for 1995 and 1994, respectively)                                                 265,703                  562,567
Loans:
    Real estate mortgage                                                                          424,996                  457,042
    Commercial and financial                                                                      245,451                  207,914
    Consumer credit                                                                               125,622                  129,851
    Credit card                                                                                    57,915                   67,577
                                                                                              -----------              -----------
                                                                      TOTAL LOANS                 853,984                  862,384
    Less: Allowance for possible loan losses                                                      (16,951)                 (16,559)
                                                                                              -----------              -----------
                                                                        NET LOANS                 837,033                  845,825
Premises and equipment, net                                                                        30,111                   35,330
Other real estate owned                                                                             4,479                    8,528
Intangibles, net of amortization                                                                    7,572                    9,645
Other assets                                                                                       35,205                   30,857
                                                                                              -----------              -----------
                                                                     TOTAL ASSETS             $ 1,613,194              $ 1,709,384
                                                                                              ===========              ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Noninterest bearing                                                                       $   310,588              $   278,737
    Interest bearing                                                                            1,114,413                1,212,807
                                                                                              -----------              -----------
                                                                   TOTAL DEPOSITS               1,425,001                1,491,544
Short-term borrowings                                                                              21,654                   50,658
Other liabilities                                                                                  11,573                   26,631
                                                                                              -----------              -----------
                                                                TOTAL LIABILITIES               1,458,228                1,568,833
Subordinated debt                                                                                  25,000                   25,000
Commitments and contingencies
Stockholders' Equity:
    Convertible Preferred stock--Series A, no par value; authorized
       3,300,000 shares, 797,811 shares issued and 788,811
       shares outstanding in 1994                                                                    --                     19,147
    Common stock, no par value; authorized 25,000,000
       shares; issued 13,145,059 and outstanding
       13,105,627 shares in 1995 and issued 13,145,059
       and outstanding 12,355,391 in 1994                                                          23,372                   23,372
    Additional paid-in capital                                                                     49,741                   49,289
    Retained earnings                                                                              55,716                   39,699
    Treasury stock, at cost, 39,432 shares in 1995
       and 789,668 common shares and 9,000
       preferred shares in 1994                                                                      (606)                 (11,723)
    Restricted stock award                                                                           (688)                  (1,266)
    Unrealized gain/(loss) on securities available
       for sale, net of income taxes                                                                2,431                   (2,967)
                                                                                              -----------              -----------
                                                       TOTAL STOCKHOLDERS' EQUITY                 129,966                  115,551
                                                                                              -----------              -----------
                                       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 1,613,194              $ 1,709,384
                                                                                              ===========              ===========





See Notes to Consolidated Financial Statements.
- --------------------------------------------------------------------------------
16

Consolidated Statements of Income
   HUBCO, INC. and Subsidiaries

Year ended December 31, (in thousands, except share data)                                    1995             1994              1993
- ------------------------------------------------------------------------------------------------------------------------------------
INTEREST AND FEE INCOME:
Loans--taxable                                                                          $  80,230        $  61,660         $  55,834
Loans--tax-exempt                                                                             273              371               306
Securities--taxable                                                                        37,973           38,310            27,474
Securities--tax-exempt                                                                      1,092            1,648             1,260
Other                                                                                       1,143            1,364             1,676
                                                                                        ---------        ---------         ---------
                                   TOTAL INTEREST AND FEE INCOME                          120,711          103,353            86,550
INTEREST EXPENSE:
Deposits                                                                                   35,557           29,268            26,604
Short-term borrowings                                                                       1,899            1,253               907
Subordinated debt                                                                           2,153            1,736                --
                                                                                        ---------        ---------         ---------
                                          TOTAL INTEREST EXPENSE                           39,609           32,257            27,511
                                                                                        ---------        ---------         ---------
                                             NET INTEREST INCOME                           81,102           71,096            59,039
PROVISION FOR POSSIBLE LOAN LOSSES                                                          4,200            3,550             4,874
                                                                                        ---------        ---------         ---------
                             NET INTEREST INCOME AFTER PROVISION
                                        FOR POSSIBLE LOAN LOSSES                           76,902           67,546            54,165
NONINTEREST INCOME:
Trust department income                                                                       761              630               525
Service charges on deposit accounts                                                         8,506            9,082             7,428
Securities gains (losses)                                                                     947             (420)               83
Other income                                                                                7,577            2,536             2,543
                                                                                        ---------        ---------         ---------
                                        TOTAL NONINTEREST INCOME                           17,791           11,828            10,579
NONINTEREST EXPENSE:
Salaries                                                                                   21,708           18,541            16,156
Pension and other employee benefits                                                         9,126            7,132             5,512
Occupancy expense                                                                           5,683            5,313             4,150
Equipment expense                                                                           3,249            3,002             2,618
Deposit insurance and other insurance                                                       2,726            3,835             3,279
Outside services                                                                            5,690            4,188             3,891
Other real estate owned expense                                                               307            1,227             1,691
Amortization of intangibles                                                                 2,181            1,299                40
Other                                                                                       9,494            6,513             4,976
                                                                                        ---------        ---------         ---------
                                       TOTAL NONINTEREST EXPENSE                           60,164           51,050            42,313
                                                                                        ---------        ---------         ---------
                                      INCOME BEFORE INCOME TAXES                           34,529           28,324            22,431
PROVISION FOR INCOME TAXES                                                                 10,845           10,892             8,560
                                                                                        ---------        ---------         ---------
                                                      NET INCOME                        $  23,684        $  17,432         $  13,871
                                                                                        =========        =========         =========
INCOME PER COMMON SHARE:
Primary                                                                                     $1.82            $1.36             $1.06
Fully diluted                                                                                1.79             1.33              1.06
WEIGHTED AVERAGE SHARES OUTSTANDING:
Common                                                                                     12,743           12,496            13,109
Preferred                                                                                     508              602                --





See Notes to Consolidated Financial Statements.
- --------------------------------------------------------------------------------
                                                                              17

Consolidated Statements of Changes in Stockholders' Equity
HUBCO, INC. and Subsidiaries For the Years Ended December 31, 1995, 1994, and 1993
                                                                                                                         Unrealized
                                                                                                                        Holding Gain
                                        Convertible                                                                       (Loss) On
                                      Preferred Stock        Common Stock     Additional                      Restricted  Securities
                                     ----------------    -------------------   Paid-in   Retained   Treasury    Stock     Available
(in thousands, except share data)    Shares    Amount    Shares      Amount    Capital   Earnings     Stock     Award      for Sale
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December, 1992              --         --    12,174,530   $21,646    $34,318   $31,924       $(6)    $(566)        $--
Net income-- 1993                      --         --          --        --         --      13,871       --        --
Cash dividends--                       --         --          --        --         --      (3,267)      --        --           --
10% stock dividend                     --         --       942,017     1,675     14,653   (16,328)      --        --           --
Return of 1,122 shares of
   restricted stock                    --         --          --        --         --        --         (11)       10          --
Issuance of restricted stock           --         --        28,512        51        318         1       280      (668)         --
Amortization of restricted stock       --         --          --        --         --          19       --        278          --
Purchase of 221,000 shares of
   treasury stock                      --         --          --        --         --        --      (4,834)      --           --
Unrealized holding gains (losses) on
   available for sale securities       --         --          --        --         --        --         --        --         $4,290
                                    -------     ------  ----------   -------    -------   -------   -------    ------        ------
Balance at December, 1993              --         --    13,145,059    23,372     49,289    26,220    (4,571)     (946)        4,290
Net income-- 1994                      --         --          --        --         --      17,432       --        --           --
Cash dividends                         --         --          --        --         --      (3,512)      --        --           --
Cash dividends --
   $.54 per share, preferred           --         --          --        --         --        (447)      --        --           --
Issuance of preferred stock,
   net of expenses                 797,811    $19,147         --        --         --        --         --        --           --
Return of 4,446 shares of
   restricted stock                    --         --          --        --         --           6       (43)       37          --
Issuance of restriced stock                                   --        --         --        --         746      (746)         --
Amortization of restricted stock       --         --          --        --         --        --         --        389          --
Purchase of 9,000 shares of
   preferred treasury stock            --         --          --        --         --        --        (190)      --           --
Purchase of 526,621 shares of
   common treasury stock               --         --          --        --         --        --      (7,665)      --           --
Change in unrealized holding           --         --
   gains (losses) on
   available for sale securities       --         --          --        --         --        --        --        --          (7,257)
                                    -------     ------  ----------   -------    -------   -------   -------    ------        ------
Balance at December, 1994           797,811     19,147  13,145,059    23,372     49,289    39,699   (11,723)   (1,266)       (2,967)
Net income-- 1995                      --         --          --        --         --      23,684       --        --           --
Cash dividends                         --         --          --        --         --      (7,146)      --        --           --
Cash dividends --
   $.90 per share, preferred           --         --          --        --         --        (521)      --        --           --
Return of 11,610 shares of
   restricted stock                    --         --          --        --         --        --        (141)      141          --
Issuance of restricted stock           --         --          --        --         --        --         --        (18)         --
Amortization of
   restricted stock                    --         --          --        --         --        --         --        455          --
Purchase of 302,000 shares of
   common treasury stock               --         --          --        --         --        --      (4,885)      --           --
Purchase of 3,000 shares of
   preferred treasury stock            --         --          --        --         --        --         (71)      --           --
Redemption of preferred
   stock and conversion of
   preferred stock to
   common stock                    (797,811)   (19,147)       --        --          452      --      16,214       --           --
Change in unrealized
   holding gains (losses) on
   available for sale securities       --         --          --        --         --        --         --        --          5,398
                                    -------     ------  ----------   -------    -------   -------   -------    ------        ------
Balance at December, 1995              --        $--    13,145,059   $23,372    $49,741   $55,716     $(606)    $(688)       $2,431
                                    =======     ======  ==========   =======    =======   =======   =======    ======        ======




See Notes to Consolidated Financial Statements.
- --------------------------------------------------------------------------------
18

Consolidated Statements of Cash Flows
   HUBCO, INC. and Subsidiaries For the Years Ended December 31, 1995, 1994, and 1993


(in thousands)                                                                           1995              1994              1993
- ------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                              $23,684           $17,432           $13,871
Adjustments to reconcile net income to net cash
    provided by (used in) operating activities--
       Provision for possible loan losses                                                 4,200             3,550             4,874
       Provision for depreciation and amortization                                        5,025             4,189             2,446
       Amortization of securities premiums, net                                             294             2,482             1,132
       Securities (gains) losses                                                           (947)              420               (83)
       Gain on sale of interest in subsidiary                                              (817)             --                --
Deferred income tax provision (benefit)                                                   4,757             3,192              (536)
(Increase) decrease in other assets                                                      (9,105)           (8,941)            7,610
(Decrease) increase in other liabilities                                                (15,058)          (50,283)            1,226
                                                                                       --------          --------          --------
                                  NET CASH PROVIDED BY (USED IN)
                                            OPERATING ACTIVITIES                         12,033           (27,959)           30,540
                                                                                       --------          --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of securities:
    Available for sale                                                                  101,097            85,758              --
    Held to maturity                                                                       --                --              52,595
Proceeds from maturities of securities:
    Available for sale                                                                    5,849            30,459              --
    Held to maturity                                                                    103,807            97,249           121,439
Purchases of securities:
    Available for sale                                                                  (30,150)           (3,917)             --
    Held to maturity                                                                    (66,805)         (246,599)         (282,371)
Net cash acquired through acquisitions                                                     --             117,773            43,134
Net cash paid for acquisitions                                                             --             (26,660)             (227)
Net decrease in loans                                                                     4,592            30,609            47,599
Purchases of premises and equipment                                                        (694)          (10,128)           (4,157)
Decrease in other real estate                                                             4,049             2,671             2,328
                                                                                       --------          --------          --------
                                  NET CASH PROVIDED BY (USED IN)
                                            INVESTING ACTIVITIES                        121,745            77,215           (19,660)
                                                                                       --------          --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in demand deposits, NOW accounts and
    savings accounts                                                                    (41,913)          (20,326)           (6,369)
Net decrease in certificates of deposit                                                 (24,630)          (47,853)          (14,862)
Net (decrease) increase in short-term borrowings                                        (29,004)            7,884            15,615
Proceeds from the issuance of subordinated debt                                            --              25,000              --
Redemption of convertible preferred stock                                                (2,481)             --                --
Cash dividends                                                                           (7,667)           (3,959)           (3,267)
Acquisition of treasury stock                                                            (4,956)           (7,855)           (4,834)
Proceeds from sale of interest in subsidiary                                              4,215              --                --
                                                                                       --------          --------          --------
                           NET CASH USED IN FINANCING ACTIVITIES                       (106,436)          (47,109)          (13,717)
                                                                                       --------          --------          --------
                                 INCREASE (DECREASE) IN CASH AND
                                                CASH EQUIVALENTS                         27,342             2,147            (2,837)
                                       CASH AND CASH EQUIVALENTS
                                               BEGINNING OF YEAR                        105,028           102,881           105,718
                                                                                       --------          --------          --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $132,370          $105,028          $102,881
                                                                                       ========          ========          ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
Cash paid during the year for--
    Interest                                                                            $39,408           $30,858           $27,954
    Income taxes                                                                         10,735             8,545             9,762
                                                                                       ========          ========          ========



See Notes to Consolidated Financial Statements.
- --------------------------------------------------------------------------------
                                                                              19

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

Intangibles:
Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over five years. Core deposit intangibles are being amortized, on a straight-line basis, over the estimated average remaining lives of such intangible assets (primarily five years).
- --------------------------------------------------------------------------------
20

- --------------------------------------------------------------------------------
Federal Income Taxes:
In 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which changed the method of accounting for income taxes from the deferred method to the liability method. Certain income and expense items are recorded differently for financial reporting purposes than for Federal income tax purposes and provisions for deferred taxes are made in recognition of these temporary differences.

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

Separate results of the combining entities are as follows:

                                           1994           1993
- --------------------------------------------------------------------------------

Net interest income-
   The Company                            $58,021       $47,018
   Jefferson                                3,775         3,808
   Urban                                    9,300         8,213
                                          -------       -------
                                          $71,096       $59,039
                                          =======       =======
Net income (loss):
   The Company                            $16,931       $14,202
   Jefferson                                 (983)       (1,356)
   Urban                                    1,484         1,025
                                          -------       -------
                                          $17,432       $13,871
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

A summary of these transactions is as follows:

                                          Pilgrim        Polifly
                                       June 30, 1993   May 6, 1994
- --------------------------------------------------------------------------------
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

(3) CASH AND DUE FROM BANKS
Banks are required to maintain an average reserve balance with the Federal
Reserve Bank. The average 1995 amount of this reserve for the Company's subsidiary bank was approximately $19,000.
- --------------------------------------------------------------------------------
                                                                              21

- --------------------------------------------------------------------------------

(4) SECURITIES
The amortized cost and estimated market value of securities as of December 31 are summarized as follows:

                                                     1995
- --------------------------------------------------------------------------------
                                                Gross Unrealized       Estimated
                                 Amortized      ----------------        Market
                                    Cost       Gains       (Losses)      Value
- --------------------------------------------------------------------------------
Available for Sale
U. S. Government                 $ 144,496   $   1,662    $    (402)   $ 145,756
U. S. Government
   agencies                        126,626         723         (819)     126,530
States and political
   subdivisions                      9,217          29          (10)       9,236
Other debt securities                3,849          70          (11)       3,908
Equity securities                   12,656       2,889         (254)      15,291
                                 ---------   ---------    ---------    ---------
                                 $ 296,844   $   5,373    $  (1,496)   $ 300,721
                                 =========   =========    =========    =========

Held to Maturity
U. S. Government                 $  95,521   $   2,438    $     (18)   $  97,941
U. S. Government
   agencies                        170,182       1,939       (1,160)     170,961
                                 ---------   ---------    ---------    ---------
                                 $ 265,703   $   4,377    $  (1,178)   $ 268,902
                                 =========   =========    =========    =========


                                                     1994
- --------------------------------------------------------------------------------
                                                Gross Unrealized       Estimated
                                 Amortized      ----------------        Market
                                    Cost       Gains       (Losses)      Value
- --------------------------------------------------------------------------------

Available for Sale
U. S. Government                 $  51,455   $      11    ($    935)   $  50,531
U. S. Government
   agencies                         53,480          --       (3,411)      50,069
States and political
   subdivisions                        580          --           (2)         578
Other debt securities                1,000          --           --        1,000
Equity securities                    8,278       1,271         (123)       9,426
                                 ---------   ---------    ---------    ---------
                                 $ 114,793   $   1,282    ($  4,471)   $ 111,604
                                 =========   =========    =========    =========


Held to Maturity
U. S. Government                 $ 248,926   $       4    ($  7,022)   $ 241,908
U. S. Government
   agencies                        273,529          35      (17,739)     255,825
States and political
   subdivisions                     33,986          58         (631)      33,413
Other debt securities                6,126          20         (202)       5,944
                                 ---------   ---------    ---------    ---------
                                 $ 562,567   $     117    ($ 25,594)   $ 537,090
                                 =========   =========    =========    =========

The amortized cost and estimated market value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     Estimated
                                                       Amortized       Market
                                                         Cost          Value
- --------------------------------------------------------------------------------
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
                                                       ========      ========


Securities with an amortized cost basis of $36,489 and an estimated market value of $36,143 previously held by Urban and Jefferson and classified as held to maturity were reclassified as available for sale upon consummation of the acquisitions of Urban and Jefferson to maintain the Company's interest rate risk positions.


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

- --------------------------------------------------------------------------------
22

- --------------------------------------------------------------------------------

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

Sales of securities are summarized as follows:

                                         1995            1994            1993
- --------------------------------------------------------------------------------
Proceeds from sales                   $ 101,097       $  85,758       $  52,595
Gross gains from sales                    1,621              22             275
Gross losses from sales                    (674)           (442)            (96)

Securities with a book value of $72,412 and $62,420 at December 31, 1995 and 1994, respectively, are pledged to secure public funds, securities sold under agreements to repurchase and for other purposes as required by law.


(5) LOANS
The Company's loan portfolio is diversified with no industry comprising greater than 10% of the total outstanding. Real estate loans are primarily made in the local lending area, defined as Northern New Jersey. The Company requires collateral on all real estate loans and generally requires loan to value ratios of not greater than 67% for commercial mortgages and 75% for residential mortgages.

(6) ALLOWANCE FOR POSSIBLE LOAN LOSSES
The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.


A summary of the activity in the allowance for possible loan losses is as follows:


                                           1995            1994          1993
- --------------------------------------------------------------------------------
Balance at January 1                     $ 16,559       $ 14,109       $ 11,354
Additions (deductions):
   Provision charged to
     expense                                4,200          3,550          4,874
   Allowance acquired
     through mergers
     or acquisitions                           --          4,717            400
   Recoveries on loans
    previously charged off                  1,440            993            554
   Loans charged off                       (5,248)        (6,810)        (3,073)
                                         --------       --------       --------
Balance at December 31                   $ 16,951       $ 16,559       $ 14,109
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

                                                           1995            1994
- --------------------------------------------------------------------------------
Nonaccrual loans                                         $15,593         $19,456
Renegotiated loans                                           745             732
                                                         -------         -------
     Total nonperforming loans                           $16,338         $20,188
                                                         =======         =======

90 days or more past due
     and still accruing                                   $5,473          $3,187
                                                         =======         =======

Gross interest income which
   would have been recorded
   under original terms                                   $1,109          $1,491
Gross interest income recorded
   during the year                                           199             181
Commitments for additional funds                               0               0
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

(8) LOANS TO RELATED PARTIES
In the ordinary course of business, the Company and its subsidiaries have extended credit to various directors, officers and their associates.

The aggregate extension of this credit is summarized below for the year ended December 31, 1995:

     Balance at January 1                 $ 6,458
     New loans issued                          --
     Repayment of loans                      (741)
     Loans to former directors             (3,081)
                                          -------
     Balance at December 31               $ 2,636
                                          =======

(9) PREMISES AND EQUIPMENT
The following is a summary of premises and equipment:

                                                           1995           1994
- --------------------------------------------------------------------------------
Land                                                     $ 7,739        $ 8,666
Premises                                                  25,693         26,766
Furniture, fixtures and equipment                         12,417         14,195
                                                         -------        -------
                                                          45,849         49,627
Less- Accumulated depreciation                           (15,738)       (14,297)
                                                         -------        -------
                                                         $30,111        $35,330
                                                         =======        =======

- --------------------------------------------------------------------------------
                                                                              23

Depreciation and amortization expense for premises and equipment for 1995, 1994 and 1993 amounted to $2,515, $2,541 and $2,148, respectively.

(10) INCOME TAXES
The components of the provision for income taxes are as follows:

                                              1995          1994          1993
- --------------------------------------------------------------------------------
Federal:
   Current                                  $ 4,348       $ 5,873       $ 8,054
   Deferred                                   4,757         3,192          (536)
State                                         1,740         1,827         1,042
                                            -------       -------       -------
   Total provision for
     income taxes                           $10,845       $10,892       $ 8,560
                                            =======       =======       =======

A reconciliation of the provision for income taxes, as reported, with the Federal income tax at the statutory rate of 35 percent is as follows:


                                              1995          1994          1993
- --------------------------------------------------------------------------------
Tax at statutory rate                      $ 12,085      $  9,917      $  7,850
Increase (decrease) in taxes
     resulting from:
   Tax-exempt income                           (482)         (707)         (548)
   State income taxes, net of
     Federal income tax benefit               1,131         1,187           677
   Reversal of reserves no
     longer deemed necessary                 (2,076)           --            --
  Other, net                                    187           495           581
                                           --------      --------      --------
       Provision for income
         taxes                             $ 10,845      $ 10,892      $  8,560
                                           ========      ========      ========


Significant components of Federal deferred tax assets and liabilities as of December 31, 1995 and 1994 were as follows:

                                                           1995           1994
- --------------------------------------------------------------------------------
Deferred Tax Assets (Liabilities):
   Allowance for possible loan losses                    $ 5,745        $ 2,140
   Available for sale securities                          (1,357)         1,483
   Other                                                     500           (652)
                                                         -------        -------
                                                         $ 4,888        $ 2,971
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

Net pension cost (income) includes the following:

                                              1995          1994          1993
- --------------------------------------------------------------------------------
Service cost -- benefits earned
   during the year                          $   543       $   383       $   231
Interest cost on projected
   benefit obligation                           982           630           550
Actual return on plan assets                 (3,391)         (670)         (674)
Net amortization and deferral                 2,510            15            12
                                            -------       -------       -------
   Net periodic pension
     cost                                   $   644       $   358       $   119
                                            =======       =======       =======

Assumptions used in the accounting for the plans in 1995, 1994 and 1993 were:

                                               1995        1994         1993
- --------------------------------------------------------------------------------
Weighted average
   discount rate                               7.0%         7.0%         7.0%
Rate of increase
   in compensation                             4.0%         4.0%         4.0%
Expected long-term
   rate of return on assets                    8.0%         8.0%         8.0%

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31 for the Company's plans:

                                                           1995           1994
- --------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation,
     including vested benefits of
     $12,710 and $7,435 for 1995
     and 1994, respectively                              $ 13,106      $  6,057
   Projected benefit obligation for
     service rendered to date                             (14,951)       (9,637)
   Plan assets at fair value                               15,522         9,359
Projected benefit obligation
     (greater than) less than plan assets                     571          (278)
   Unrecognized portion as of
     December 31, of net asset
     existing at date of adoption of
     FASB Statement No. 87                                     31            15
   Prior service cost not yet
     recognized in net periodic
     pension cost                                           1,171           805
   Unrecognized net asset
     at December 31                                          (536)          616
   Prepaid pension costs included
     in other assets                                     $  1,237      $  1,158


The Company has two 401(k) savings plans covering substantially all employees. Under the Plans, the Company matches varying percentages of the first 6% of the employee's contribution. The Company's contributions under these Plans were approximately $427, $184 and $130 in 1995, 1994 and 1993, respectively.

Except for the pension plan, the Company does not provide any post-retirement benefits.

- --------------------------------------------------------------------------------
24

- --------------------------------------------------------------------------------

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

Transactions under the plan are summarized as follows:

                                            Number            Option Price
                                           of Shares            Per Share
- --------------------------------------------------------------------------------
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


(15) LEASES


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

- --------------------------------------------------------------------------------
                                                                              25

- --------------------------------------------------------------------------------

(17) HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION:

                                                                                                            December 31
BALANCE SHEETS                                                                                         1995             1994
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Cash                                                                                                $  3,538          $  3,543
Securities:
Available for sale                                                                                    12,157             7,760
Held to maturity                                                                                        --              11,904
Investment in subsidiaries                                                                           121,583           109,669
Accounts receivable                                                                                    7,572             1,121
Premises and equipment, net                                                                            5,600             8,066
Other assets                                                                                          10,069             4,076
                                                                                                    --------          --------
                                                                    TOTAL ASSETS                    $160,519          $146,139
                                                                                                    ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable                                                                                    $    499          $    378
Notes payable-subsidiary                                                                               3,566             3,938
Accrued taxes and other liabilities                                                                    1,488             1,272
                                                                                                    --------          --------

                                                               TOTAL LIABILITIES                       5,553             5,588
                                                                                                    --------          --------
Subordinated debt                                                                                     25,000            25,000
Stockholders' equity                                                                                 129,966           115,551
                                                                                                    --------          --------

                                      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $160,519          $146,139
                                                                                                    ========          ========


                                                                                                Year Ended December 31
STATEMENTS OF INCOME                                                                  1995               1994                1993
- ------------------------------------------------------------------------------------------------------------------------------------
Income:
   Cash dividends from bank subsidiary                                             $ 17,908            $ 14,261            $ 11,381
   Interest                                                                             725               1,155                 124
   Securities gains                                                                     813                --                  --
   Rental income                                                                      1,714                 238                 238
   Other                                                                                744                --                  --
                                                                                   --------            --------            --------
                                                                                     21,904              15,654              11,743
Expenses:
   General and administrative                                                         1,581               1,587                 581
   Interest                                                                           2,420               1,914                --
                                                                                   --------            --------            --------
                                                                                      4,001               3,501                 581
                                                                                   --------            --------            --------
Income before income tax benefit
   and equity in undistributed
   net income of subsidiaries                                                        17,903              12,153              11,162
                                                                                   --------            --------            --------
Income tax benefit                                                                       (2)               (742)                (73)
                                                                                     17,905              12,895              11,235
Equity in undistributed net income of subsidiaries                                    5,779               4,537               2,636
                                                                                   --------            --------            --------
                                                         NET INCOME                $ 23,684            $ 17,432            $ 13,871
                                                                                   ========            ========            ========

- --------------------------------------------------------------------------------
26

HUBCO, INC. (PARENT COMPANY ONLY)
FINANCIAL INFORMATION

                                                                                                    Year Ended December 31
STATEMENTS OF CASH FLOWS                                                                    1995             1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net income                                                                             $23,684           $17,432         $13,871
   Adjustments to reconcile net income to
     net cash provided by operating activities-
       Provision for depreciation                                                             184               294              81
       Amortization of restricted stock                                                       455               389             278
       Securities gains                                                                      (813)               --              --
       Gain on sale of interest in subsidiary                                                (817)              --              --
       Increase in investment in subsidiaries                                             (11,914)             (865)         (2,635)
       Increase in accounts receivable                                                     (6,451)             (644)           (140)
       Increase in other assets                                                            (6,011)           (4,011)            (65)
       (Decrease) in notes payable                                                           (372)              --              --
       Increase (decrease) in accounts payable                                                121            (1,847)          2,225
       Increase (decrease) in accrued taxes
           and other liabilities                                                              216               952             (38)
                                                                                          -------           -------         -------
                                                      NET CASH PROVIDED BY (USED IN)
                                                                OPERATING ACTIVITIES       (1,718)           11,700          13,577
                                                                                          -------           -------         -------
Investing activities:
   Purchase of securities                                                                  (5,191)          (15,351)         (4,373)
   Proceeds from sale of securities                                                        18,909               --              --
   Capital expenditures                                                                    (1,116)           (7,077)            --
                                                                                          -------           -------         -------
                                                      NET CASH PROVIDED BY (USED IN)
                                                                INVESTING ACTIVITIES       12,602           (22,428)         (4,373)
                                                                                          -------           -------         -------
Financing activities:
   Proceeds from sale of interest in subsidiary                                             4,215               --              --
   Issuance of subordinated debt                                                              --             25,000             --
   Decrease in amount due to Hudson
     United Bank                                                                              --                --              (21)
   Dividends paid                                                                          (7,667)           (3,959)         (3,267)
   Redemption of convertible preferred stock                                               (2,481)              --              --
   Acquisition of treasury stock                                                           (4,956)           (7,855)         (4,834)
                                                                                          -------           -------         -------
                                                          NET CASH PROVIDED BY (USED
                                                            IN) FINANCING ACTIVITIES      (10,889)           13,186          (8,122)
                                                                                          -------           -------         -------

                                                         INCREASE (DECREASE) IN CASH           (5)            2,458           1,082
                                                           CASH AT BEGINNING OF YEAR        3,543             1,085               3
                                                                                          -------           -------         -------
                                                                 CASH AT END OF YEAR      $ 3,538           $ 3,543         $ 1,085
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

- --------------------------------------------------------------------------------
                                                                              27

- --------------------------------------------------------------------------------


                                                                                        Three Months Ended
                                                               March 31          June 30          September 30       December 31
- ------------------------------------------------------------------------------------------------------------------------------------
1995
Net interest income                                             $20,470          $20,243               $20,047           $20,342
Provision for possible loan losses                                1,050            1,050                 1,050             1,050
Income before income taxes                                        8,353            6,738                 9,537             9,901
Net income                                                        5,480            5,924                 5,973             6,307
Net income per share-primary                                        .42              .46                   .46               .48
Net income per share-fully diluted                                  .40              .45                   .46               .48
1994
Net interest income                                             $15,434          $16,325               $19,201           $20,136
Provision for possible loan losses                                  600              515                 1,135             1,300
Income before income taxes                                        6,653            6,771                 7,711             7,189
Net income                                                        4,130            4,332                 4,755             4,215
Net income per share - primary                                      .33              .35                   .37               .31
Net income per share - fully diluted                                .33              .35                   .34               .31

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

                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
- ------------------------------------------------------------------------------------------------------------------------------------
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


                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
- ------------------------------------------------------------------------------------------------------------------------------------
Loans, net                                         $855,699                 $ 837,033            $ 860,506             $ 845,825

The fair value of demand deposits, savings deposits and certain money market accounts approximate their recorded book balances. The fair value of fixed maturity certificates of deposit was estimated using the present value of discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
- ------------------------------------------------------------------------------------------------------------------------------------
Deposits                                         $1,417,289                $ 1,425,001          $ 1,494,038           $ 1,491,544

The fair value for accrued interest receivable and for the other borrowed funds approximates their respective recorded book balance.

                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
- ------------------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable                            $15,232               $15,232              $16,072               $16,072
Short-term borrowings                                   21,654                21,654               50,658                50,658

The fair value of the subordinated debt was determined by reference to quoted market prices.

                                                                   1995                                        1994
                                                     --------------------------------           --------------------------------
                                                      Estimated             Recorded             Estimated             Recorded
                                                     Fair Value            Book Value           Fair Value            Book Value
- ------------------------------------------------------------------------------------------------------------------------------------
Subordinated debt                                      $24,621               $25,000              $21,813               $25,000

- --------------------------------------------------------------------------------
28

- --------------------------------------------------------------------------------

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

Unaudited pro forma results of the combining entities are as follows:

                                             1995           1994           1993
- --------------------------------------------------------------------------------
Net interest income:
   The Company                             $81,102        $71,096        $59,039
   Growth                                    5,969          5,298          3,712
                                           -------        -------        -------
                                           $87,071        $76,394        $62,751
                                           =======        =======        =======
Net income:
   The Company                             $23,684        $17,432        $13,871
   Growth                                      199          1,120            312
                                           -------        -------        -------
                                           $23,883        $18,552        $14,183
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


Roseland, New Jersey
January 11, 1996 (except with respect to the matters discussed in Note 20, as to which the date is February 6, 1996)

- --------------------------------------------------------------------------------
                                                                              29