Form 10-K, Exhibit 13
period 1996-12-31
HUBCO INC
filed 1997-03-31
CIK 703559

HUBCO INC. ANNUAL REPORT 1996
=============================


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data              1996           1995            1994             1993              1992
------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31
Interest and fee income                                $  204,182      $  203,651      $  170,929       $  149,528       $  164,346
Interest expense                                           72,828          70,440          53,126           50,771           67,749
Net interest income                                       131,354         133,211         117,803           98,757           96,597
Provision for loan losses                                  12,295           9,515           9,309           31,917           26,320
Noninterest income                                         29,289          27,239          22,837           22,594           20,916
Securities gains/(losses)                                     987             986            (417)           1,977            4,614
Noninterest expense                                       116,239         102,842          94,931           97,098           93,764
Income before income taxes                                 33,096          49,079          35,983           (5,687)           2,043
Net income                                                 21,497          34,565          23,388           (6,008)           8,484

------------------------------------------------------------------------------------------------------------------------------------
Per Common Share
Net income--fully diluted                              $     0.93      $     1.44      $     1.02       $    (0.32)      $     0.58
Cash dividends declared                                $     0.68      $     0.58      $     0.35       $     0.30       $     0.26
Book value at year end                                 $     9.37      $     9.65      $     8.62       $     6.73       $     7.34
Average common shares outstanding-fully diluted            23,225          24,116          22,945           18,706           14,678
Common shares outstanding                                  21,624          22,117          21,260           16,900           16,097

------------------------------------------------------------------------------------------------------------------------------------

At December 31
Securities available for sale                          $  655,492      $  502,381      $  213,815       $  179,267       $  130,789
Securities held to maturity                               280,914         294,057         715,509          599,587          456,709
Loans, net of unearned and deferred fees                1,884,355       1,652,022       1,569,059        1,303,397        1,373,631
Total assets                                            3,115,687       2,778,416       2,770,667        2,322,713        2,219,105
Deposits                                                2,592,092       2,446,273       2,414,999        2,103,895        2,021,029
Long-term debt                                            100,000          25,000          25,000             --               --
Total stockholders' equity                                206,333         216,796         187,305          117,965          122,406

------------------------------------------------------------------------------------------------------------------------------------
Performance Ratios
Net interest margin                                          5.05%           5.34%           5.03%            4.75%            4.81%
Effeciency ratio                                             68.1%           61.3%           63.9%            73.2%            78.0%
Return on average assets                                     0.76%           1.27%           0.91%          -0.27%             0.38%
Return on average equity                                    10.44%          17.31%          15.77%          -5.01%             7.57%

------------------------------------------------------------------------------------------------------------------------------------
Capital Ratios *
Tier 1 Leverage Ratio                                        5.71%           7.56%           6.28%            7.22%            7.38%
Total Risk-Based Capital Ratio                              14.08%          17.21%          16.71%           14.85%           14.10%
------------------------------------------------------------------------------------------------------------------------------------

 * Capital ratios for the years 1992 through 1995 are as previously stated and do not consider the retroactive application of pooling of interest transactions.

--------------------------------------------------------------------------------
                                                                               5

HUBCO, INC. ANNUAL REPORT 1996
================================================================================

                  Management's Discussion
                  and Analysis

ACQUISITION SUMMARY

HUBCO, Inc. began its acquisition program in the fall of 1990. Since that time the company has completed seventeen acquisitions and has grown from a $550 million banking company to a $3.1 billion community banking franchise. The acquisition program has been utilized to achieve efficiencies and to spread the cost of new products and technologies over a larger asset base. The financial results of these acquisitions are difficult to measure other than on an as reported basis each quarter because pooling of interest transactions change historical results from those actually reported by HUBCO.

On January 12, 1996, the Company acquired Growth Financial Corp. (Growth) and merged its subsidiary bank, Growth Bank, into Hudson. Growth was a $128 million bank, headquartered in Basking Ridge, New Jersey, that had 3 branches. On July 1, 1996 the Company acquired Lafayette American Bank and Trust Company (Lafayette) and continued to operate it as an independent commercial bank. Lafayette was a $700 million bank in Connecticut that operated 19 branches, primarily in Fairfield County. On December 13, 1996 the Company acquired Westport Bancorp, Inc. (Westport) and merged its subsidiary bank with Lafayette. Westport was a $317 million bank based in Westport, Connecticut that had 7 branches. All three acquisitions were accounted for on the pooling-of-interests accounting method, and, therefore, the financial statements for periods prior to the mergers have been restated to include these institutions and their results of operations.

On August 30, 1996 the Company acquired Hometown Bancorporation (Hometown), a $194 million bank holding company headquartered in Darien, Connecticut. Hometown's 2 -branch banking subsidiary, The Bank of Darien, was merged into Lafayette. On November 29, 1996 Lafayette acquired UST Bank/Connecticut and merged it into the Connecticut franchise. UST Bank was a $111 million commercial bank with 4 branch locations. Both acquisitions were accounted for with the purchase method of accounting and as such their assets and earnings are included in the Company's consolidated results only from the date of acquisition.

In addition, during 1996 the Company purchased 4 New Jersey branches with total deposits of $70.3 million and merged them into Hudson. The Company also sold 1 branch during the year with deposits of $9.7 million.

On April 5, 1995, Jefferson National Bank was merged with the Company's wholly-owned subsidiary, Hudson United Bank (Hudson) and on June 30, 1995, Urban National Bank was merged with Hudson. Both acquisitions were accounted for with the pooling-of-interests accounting method, and, therefore, the financial statements for periods prior to the merger have been restated to include the assets and earnings of these banks. Jefferson was a $90 million bank headquartered in Passaic, New Jersey, that operated 4 branches and Urban National was a $230 million bank headquartered in Franklin Lakes, New Jersey, that had 9 branches.

In 1994, the Company completed three acquisitions that were accounted for with the purchase method of accounting. In May, 1994, the Company purchased four branches of Polifly Federal Savings & Loan from the Resolution Trust Company
(RTC), with $104 million in deposits in Bergen county. In July, 1994, the acquisition of Washington Savings was consummated. Washington was a $350 million savings institution serving Hudson and Bergen counties. In December, 1994, Shoppers Charge Accounts Co. was acquired for $16.3 million in cash. Shoppers is a private label credit card company with approximately $63 million in high yielding credit card receivables at the time of the acquisition. It has approximately 200 merchant customers in 44 states. The earnings from the 1994 acquisitions are included in the Company's consolidated results only from the dates of acquisition.

It is the Company's philosophy that acquisitions become accretive to earnings within a short time frame, generally within one year.

NET INCOME SUMMARY

In 1996, the Company incurred one-time charges ("special charges") as detailed below:

CHARGE                                                      PRE-TAX    AFTER-TAX
--------------------------------------------------------------------------------
Special SAIF assessment                                     $   825     $   512
Merger related and
restructuring charges -
    Lafayette                                                13,018       9,016
    Westport                                                  8,986       5,901
                                                            --------------------
Total special charges
    in noninterest expense                                  $22,829     $15,429
Special provision for
    possible loan losses                                      4,000       2,340
                                                            --------------------
Total special charges                                       $26,829     $17,769
                                                            ====================

Further details relative to the special charges are discussed in the Noninterest Expense category. Including all special charges, earnings for 1996 declined to $21,497 or $.93 per share fully diluted. This represents a decrease of $13,068, or 37.8%, from 1995. The earnings and earnings per share for 1995 represented a 47.9% increase over the $23.4 million or $1.02 per share earned in 1994.


In 1996, the Company earned $39.3 million or $1.69 per share excluding special charges. This represents a 13.6 % increase over the $34.6 million earned in 1995. On an earnings per share basis excluding special charges, 1996 increased 17.4%

--------------------------------------------------------------------------------
6
over the $1.44 earnings per share for 1995. Return on average assets excluding special charges for 1996, 1995, and 1994 was 1.38%, 1.27%, and 0.91%, respectively and return on average equity was 19.07%, 17.31%, and 15.77%. It should be noted that the return on assets for 1995 and 1994 before restatement for the poolings had been reported as 1.46% and 1.11% and the return on equity had been 19.49% and 16.57%. This indicates that the Company acquired banks which earned at a much lower rate prior to being acquired and the Company improved the acquired banks' performance.


The main component to earnings, the net interest margin, decreased to 5.05% in 1996. A 7.3% increase in noninterest income offset the decline in net interest income. The primary factor contributing to the increase in net income excluding special charges was a reduction in noninterest expense (before special charges) of $9,432, or 9.2%. As reflected in the summary table of one-time charges, the decrease in net income of $13,068, or 37.8%, is entirely attributable to the special charges disclosed therein. A more detailed analysis of these components will be discussed later.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS, AND RATES

(Dollars in thousands)

                                         1996                                 1995                                1994
                         -------------------------------    --------------------------------     ---------------------------------
                            AVERAGE                YIELD/       AVERAGE                YIELD/        AVERAGE                YIELD/
                            BALANCE    INTEREST     RATE        BALANCE     INTEREST    RATE         BALANCE    INTEREST     RATE
                         -------------------------------    --------------------------------     ---------------------------------
ASSETS
Interest-bearing
    deposits with banks  $       679   $     30     4.42%    $    1,385   $      60     4.33%    $    6,044    $    235       3.89%
Federal funds sold            17,594      1,023     5.81%        27,384       1,575     5.75%        36,564       1,613       4.41%
Securities-taxable           855,021     53,141     6.22%       853,505      53,801     6.30%       869,210      50,837       5.85%
Securities-tax exempt         10,617        677     6.38%        30,844       1,735     5.63%        44,164       2,540       5.75%
Loans                      1,723,335    149,664     8.68%     1,590,663     147,241     9.26%     1,405,759     116,805       8.31%
                         -------------------------------    --------------------------------     ---------------------------------
    Total Earning Assets   2,607,246    204,535     7.84%     2,503,781     204,412     8.16%     2,361,741     172,030       7.28%

Cash and due from banks      130,449                            118,438                             121,279
Allowance for loan losses    (31,881)                           (31,276)                            (35,070)
Premises and equipment        43,484                             45,761                              39,387
Other assets                  89,556                             79,908                              74,129
                          ----------                         ----------                          ----------
TOTAL ASSETS              $2,838,854                         $2,716,612                          $2,561,466
                          ==========                         ==========                          ==========

Taxable-equivalent
    adjustment                         $    353                           $     761                            $  1,101
                                       --------                           ---------                            --------


LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing
    transaction accounts  $  455,882   $  9,574     2.10%   $   413,185   $  10,329     2.50%    $  414,467    $  9,160       2.21%
Savings accounts             634,579     13,335     2.10%       689,277      16,858     2.45%       776,485      18,661       2.40%
Time deposits                805,948     39,795     4.94%       768,253      34,490     4.49%       610,261      20,032       3.28%
                         -------------------------------    --------------------------------     ---------------------------------

Total Interest-Bearing
    Deposits               1,896,409     62,704     3.31%     1,870,715      61,677     3.30%     1,801,213      47,853       2.66%
Short-term borrowings        135,541      6,219     4.59%       110,704       6,610     5.97%        81,536       3,031       3.72%
Long-term debt                47,483      3,905     8.22%        25,000       2,153     8.61%        36,080       2,242       6.21%
                         -------------------------------    --------------------------------     ---------------------------------

    Total Interest-Bearing
    Liabilities            2,079,433     72,828     3.50%     2,006,419      70,440     3.51%     1,918,829      53,126       2.77%
                                       --------                           ---------                            --------
Demand deposits              524,017                            487,031                             455,000
Other liabilities             29,477                             23,441                              39,364
                          ----------                         ----------                          ----------
Stockholders' equity         205,927                            199,721                             148,273
    TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY  $2,838,854                         $2,716,612                          $2,561,466
                          ==========                         ==========                          ==========
NET INTEREST INCOME                    $131,707                           $ 133,972                            $118,904
                                       ========                           =========                            ========
NET INTEREST MARGIN                                 5.05%                               5.35%                                 5.03%
                                                    ====                                ====                                  ====

--------------------------------------------------------------------------------

The following graphs depict the Company's Return on Average Assets and Return on Average Equity, excluding the Special Charges in 1996, for the years ended December 31, 1996, 1995, and 1994.

                            Return on Average Asset

                                               1994     1995     1996
                                               ----     ----     ----
         As reported                           1.35%    1.46%    1.38%
         Adjusted for Poolings                  .91%     1.27%   1.38%


                            Return on Average Equity

                                               1994     1995     1996
                                               ----     ----     ----
         As reported                          19.44%   19.49%   19.07%
         Adjusted for Poolings                15.77%   17.31%   19.07%


NET INTEREST INCOME

Net interest income is the difference between the interest earned on earning assets and the interest paid on deposits and borrowings. The principal earning assets are the loan portfolio, comprised of commercial loans for businesses, mortgage loans for businesses and individuals, consumer loans (such as car loans, home equity loans, etc.) and credit card loans, along with the investment portfolio. The investment portfolio represents the liquidity of the Company. Deposits and borrowings not required to fund loans and other assets are invested primarily in government and government agency securities.

Net interest income is affected by a number of factors including the level, pricing, and maturity of earning assets and interest-bearing liabilities, interest rate fluctuations, asset quality, and the amount of noninterest-bearing deposits and capital. In the following discussion, interest income is presented on a fully taxable-equivalent basis ("FTE"). Fully taxable-equivalent interest income restates reported interest income on tax-exempt loans and securities as if such interest were taxed at the statutory Federal income tax rate of 35%.

In 1996, net interest income on a FTE basis was $131.7 million, a 1.7% decrease from the $134.0 million in 1995. The $134.0 million in 1995 had increased 12.7% over 1994. Reasons for the change in net interest income between years is divided into two components. One is the change in the balance of earning assets and interest-bearing liabilities, or the change due to "Volume". The second component of the change is the yield/rate on these balances. Yield/rate changes are attributable to either the Company changing rates from time-to-time or to changes in the general level of interest rates.

CHANGES IN TAXABLE EQUIVALENT NET INTEREST INCOME--RATE/VOLUME ANALYSIS

                                            INCREASE/(DECREASE)                  INCREASE/(DECREASE)
                                        -----------------------------      ----------------------------
                                                 1996 OVER 1995                    1995 OVER 1994
                                        -----------------------------      ----------------------------
(Dollars in thousands)                   VOLUME       RATE      TOTAL      VOLUME      RATE      TOTAL
-------------------------------------------------------------------------------------------------------
INTEREST AND FEE INCOME:
Loans                                   $11,845    $(9,422)   $ 2,423      $16,302    $14,134   $30,436
Securities-taxable                           95       (755)      (660)        (932)     3,896     2,964
Securities-tax exempt                    (1,264)       206     (1,058)        (750)       (55)     (805)
Federal funds sold                         (569)        17       (552)        (461)       423       (38)
Interest bearing deposits                   (31)         1        (30)        (199)        24      (175)
                                        -----------------------------      ----------------------------
    Total interest and fee income        10,076     (9,953)       123       13,960     18,422    32,382
                                        -----------------------------      ----------------------------

INTEREST EXPENSE:
Interst bearing transaction accounts      1,000     (1,755)      (755)         (28)     1,197     1,169
Savings                                  (1,270)    (2,253)    (3,523)      (2,128)       325    (1,803)
Time deposits                             1,748      3,557      5,305        5,974      8,484    14,458
Short-term borrowings                     1,314     (1,705)      (391)       1,328      2,251     3,579
Long-term debt                            1,853       (101)     1,752         (806)       717       (89)
                                        -----------------------------      ----------------------------
    Total interest expense                4,645     (2,257)     2,388        4,340     12,974    17,314
                                        -----------------------------      ----------------------------
       Net Interest Income               $5,431    $(7,696)   $(2,265)     $ 9,620    $ 5,448   $15,068
                                        =============================      ============================

--------------------------------------------------------------------------------
8

As indicated by the table, Changes in Taxable Equivalent Net Interest Income, the decrease in net interest income between 1996 and 1995 was due to the decrease in the yield on interest earning assets and the increase in the volume of interest bearing liabilities exceeding the effect of the increase in loan balances and the decrease in rates paid on deposits. The volume growth on both sides of the balance sheet was realized primarily through the purchases of Hometown and UST Bank/Connecticut. Deposit growth was further generated by the branch purchases completed during the year.

The increase in net interest income between 1995 and 1994 was due to the increase in the volume of earning assets and the increase in rates on these assets exceeding the increased volume of deposits and rates paid on deposits. The growth was realized through acquisitions, primarily Shoppers Charge Accounts Co. in December 1994 and Washington and Polifly in mid-1994, but also due to internal growth. As the table indicates, the change in net interest income due to asset yield increases exceeded the effect of deposit volume and deposit rate increases. With acquisitions, the Company's rate structure is implemented. Interest rates were at the lowest level in 25 years at the end of 1993 and rates increased during 1994. Rates declined somewhat in 1995 but still remain well above the December 1993 level. Despite these movements in interest rates and the acquisitions of banks with different deposit rate structures, the Company was able to control rate volatility resulting in relatively minor effects on net interest income.

NET INTEREST MARGIN

The net interest margin is computed by dividing net interest income on a FTE basis by average earning assets. The Company's net interest margin was 5.05%, 5.35%, and 5.03% for 1996, 1995, and 1994, respectively. The yield on earning assets decreased 32 basis points in 1996 compared to 1995. The primary reasons for the decline are a decrease of 6 basis points in the yield on securities which comprised one-third of the average earning assets, and a decrease of 58 basis points on loan yields. The lower yield on securities is the result of maturities in the portfolio where funds were reinvested at a lower rate. The decline in loan yield results from a decrease in the prime rate, from an average of 8.83% in 1995 to an average of 8.27% in 1996 along with an increase of $3,993, or 14.4% in nonperforming loans.

The yield on earning assets increased 88 basis points in 1995 over 1994. The rising interest rates and the addition of the credit card receivables from Shoppers were the contributing factors along with the lower level of nonperforming assets. The cost of interest-bearing deposits increased to a lesser extent, by 74 basis points, during this period resulting in a significantly improved net interest margin. The Company focuses on the cost side of the net interest margin and its deposit mix moderates the change in the cost of interest-bearing liabilities during a rising rate period.

The Company's average cost of all deposits for 1996 was 2.59%. Approximately 44% of the Company's deposits are in transaction accounts, another 26% in savings accounts, and only 30% of its deposits are in the higher cost certificates of deposit as of year-end 1996.

The Company maintains a laddered investment portfolio. Most of the securities are either U.S. Treasury or U.S. Government Agency securities. Maturities are generally kept below 5 years for final maturity. The weighted average life of the portfolio is three and one-half years. The Company does not generally invest in exotic securities and does not invest in derivatives. The mortgage-backed securities are agency obligations or Planned Amortization Classes (PAC's) comprised of A or B traunches.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

Management determines the provision and adequacy of the allowance for loan losses based on a number of factors including an in-house loan review program conducted throughout the year. The loan portfolio is evaluated to identify potential problem loans, credit concentrations, and other risk factors such as current and projected economic conditions locally and nationally. General economic trends can greatly affect loan losses and there are no assurances that future changes to the loan loss allowance may not be significant in relation to the amount provided during a particular period. Management does, however, consider the allowance for loan losses to be adequate for the reporting periods based on evaluation and analysis of the loan portfolio at the time. Accompanying tables reflect the three-year history of charge-offs and the allocation of the allowance by loan category.

The provision for loan losses was $12.3 million for 1996 compared with $9.5 million and $9.3 million in 1995 and 1994, respectively. The increase in the provision in 1996 of $2.8 million, or 29.5%, is due to the $4 million special provision, reflecting the Company's reserve methodology and the new Connecticut bank subsidiary. The allowance for

--------------------------------------------------------------------------------

The following is a summary of the activity in the allowance for loan losses, by loan category:

ALLOWANCE FOR LOAN LOSSES

                                                                     Year ended December 31,
(Dollars in thousands)                                  1996                  1995              1994
--------------------------------------------------------------------------------------------------------
Amount of Loans Outstanding at End of Year         $ 1,884,355           $ 1,652,022         $ 1,569,059
                                                   =====================================================
Daily Average Amount of Loans Outstanding          $ 1,723,335           $ 1,590,663         $ 1,405,759
                                                   =====================================================
ALLOWANCE FOR LOAN LOSSES
Balance at beginning of year                       $    30,105           $    30,958         $    33,463
Loans charged off:
    Real estate mortgages                                4,580                 6,130              12,721
    Commercial                                           6,477                 5,503               7,099
    Consumer                                             3,164                 1,535                 789
                                                   -----------------------------------------------------
       Total loans charged off                          14,221                13,168              20,609
                                                   -----------------------------------------------------
Recoveries:
    Real estate mortgages                                  776                 1,222                 459
    Commercial                                             469                   926               1,766
    Consumer                                             1,071                   563                 418
                                                   -----------------------------------------------------
       Total recoveries                                  2,316                 2,711               2,643
                                                   -----------------------------------------------------
       Net loans charged off                            11,905                10,457              17,966
                                                   -----------------------------------------------------
Allowance of acquired companies                          4,658                  --                 4,717
Transfers from assets held for sale or
    reserve for foreclosed property losses                --                      89               1,435
Provision for loan losses                               12,295                 9,515               9,309
Balance at end of year                             $    35,153           $    30,105         $    30,958
                                                   =====================================================
Allowance for loan losses as a percentage of
    loans outstanding at year end                         1.87%                 1.82%               1.97%
Net charge offs as a percentage of average
    loans outstanding                                     0.69%                 0.66%               1.28%
                                                   =====================================================

The following is the allocation of the allowance for loan losses, by loan category:

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                            December 31,
                                       1996                     1995                      1994
                              ----------------------     --------------------     ---------------------
                                            CATEGORY                 CATEGORY                  CATEGORY
                                             PERCENT                  PERCENT                   PERCENT
(Dollars in thousands)        ALLOWANCE     OF LOANS     ALLOWANCE   OF LOANS     ALLOWANCE    OF LOANS
--------------------------------------------------------------------------------------------------------
Real estate mortgages         $ 10,723         56.3%     $  6,815       58.1%     $  6,287       56.8%
Commercial and industrial       11,454         25.6%       14,604       25.2%       17,072       25.6%
Consumer                         2,885         18.1%        2,197       16.7%        2,603       17.6%
Unallocated                     10,091                      6,489                    4,996
                              ----------------------     --------------------     ---------------------
         Total                $ 35,153          100%     $ 30,105        100%     $ 30,958        100%
                              ======================     ====================     =====================

loan losses as a percentage of loans outstanding for the last three years was 1.87%, 1.82%, and 1.97%. The allowance for loan losses as a percentage of nonperforming loans for the last three-years was 111%, 108%, and 73% representing an improving coverage of problem loans.

NONINTEREST INCOME

Noninterest income, excluding securities gains and losses, was $29.3 million for 1996, a 7.5% increase over 1995. Noninterest income for 1995 was $27.2 million, a 19.3%, increase over 1994. The reported increase for 1996 includes a $622 gain resulting from the sale of a Hudson United branch. Excluding that gain and the nonrecurring items in 1995 (discussed below), the increase in noninterest income from 1995 to 1996 was $4,104, or 16.7%.

The primary factor for the increase in 1996 is increased loan fees of $2,698, which arise from the exporting of late charges and increased discounts from Shoppers Charge. The remaining increase is due to an increase in branch fees of $332, an increase in international fees of $512, and an increase in gains on sale of loans. Service charges on deposit accounts increased by $338, or 2.5%, as a result of an increase of $79,683, or 8.9% , in the average volume of transaction accounts. Trust income decreased by $428, or 12.0%, as a result of the sale in September 1995 of Lafayette's trust

--------------------------------------------------------------------------------
10
business to Sachem Trust. Trust fees for Hudson United showed an increase of $187, or 24.6%. The significant growth in fee income reported by the Company for 1995 is a result of several nonrecurring items and a strategic initiative to add new fee based products and services. Service charges on deposit accounts decreased 2.1% as a result of the competitive environment. Trust department fee income decreased by $83, or 2.3%, as a result of the Lafayette sale to Sachem. New services, such as International Services generated $.4 million of fee income and fees from Shoppers Charge added $2.5 million of fee income. Included in noninterest income for 1995 are one-time receipts of $2.4 million of which $1.6 million represents the collection of a legal claim instituted by Urban National Bank, which was settled by Hudson United, as Urban's successor. In addition, the sale of a 50% interest in the Company's data processing subsidiary to another financial institution resulted in a gain of $.8 million. This joint venture has reduced data processing costs and will spread the cost of future technology investments.

The Company realized $1.0 million in securities gains in 1996 and in 1995 compared with $.4 million of losses in 1994. The 1996 gains result primarily from the sale of equity investments in other financial institutions. Of the 1995 gains, $.6 million occurred in the first half of the year as several financial institutions which the Company held positions in were acquired. In the fourth quarter, however, with the FAS #115 window opportunity to realign the held-to-maturity and available for sale portfolios, the Company sold nearly 300 small security issues that had been acquired through acquisitions over the past two years. The proceeds were reinvested in several larger securities with similar maturities and a large portion of the portfolio was allocated to Available for Sale. This will allow the Company to better manage the investment portfolio.

NONINTEREST EXPENSES

Noninterest expense increased 13.0% or $13.4 million to $116.2 million in 1996 from the $102.8 million for 1995. The $102.8 million noninterest expense for 1995 increased over 1994 by $7.9 million. Comparability between 1996 and 1995 and between 1995 and 1994 is impacted by purchase accounting acquisitions (Hometown, UST and branch purchases during 1996 and Polify, Washington and Shoppers during 1994). As indicated earlier, the Westport, Lafayette, Growth, Jefferson and Urban acquisitions were accounted for as poolings and, therefore, all periods presented have been restated although expense structures are different after acquisition than they were before.

Salary expense for each of the last three years was $34.9, $37.9, and $34.4 million. The 7.9% reduction in salary expense from $37.9 million in 1995 to $34.9 million in 1996 is even more significant than it appears when the purchase accounting acquisitions are taken into account. These savings were realized despite the 1996 addition of four branches in New Jersey and six in Connecticut. The full annualized effect of the anticipated cost savings from the centralization of support functions is not yet reflected as the computer conversions for Lafayette, Hometown and Westport took place near year-end and the UST conversion is scheduled for the first quarter of 1997. The growth in salaries from 1994 to 1995 of $3,510, or 10.2%, is primarily attributable to the increased staffing levels necessitated by the 1994 acquisitions of Polifly, Washington and, to a greater extent, Shoppers Charge. Employee benefits as a percentage of salaries were at the lowest level in 1996 (28%) due to consolidations of acquired benefit plans.

Occupancy expense amounted to $10.1 million, $11.0 million, and $10.4 million for 1996, 1995, and 1994, respectively. The decrease in occupancy expense from 1995 to 1996 and the increase from 1994 to 1995 are primarily attributable to Shoppers Charge occupancy cost at its original headquarters, where the last rental payment was December, 1995. Equipment expense amounted to $5.3 million, $5.8 million, and $5.7 million in 1996, 1995 and 1994, respectively. There were no significant changes in equipment expense during this period other than the savings in 1996 from the 1995 sale of 50% of the data processing subsidiary and a moderate increase in 1995 due to the private label credit card division.

Deposit and other insurance expense has shown significant reductions from $7.2 million in 1994 to $4.9 million in 1995 and $1.3 million in 1996. Although the most significant portion of the savings is attributable to the reduction in the deposit insurance assessment rate for the Company's banking subsidiaries, the Company has also benefitted from savings realized through negotiations on its other insurance coverages.

Outside services expense has increased from $8.8 million in 1994 to $10.2 million in 1995 and to $11.9 million for 1996. The increase from 1995 to 1996 of $1.7 million, or 16.7%, is primarily attributable to the payments for data processing services to the jointly owned service provider. Of the $1.4 million increase from 1994 to 1995, correspondent bank fees increased $.5 million, stationery and supplies increased $.4 million, loan origination costs increased $.2 million, and external professional fees increased $.3 million. These increases were primarily due to the growth of the Company.

Other Real Estate Owned (OREO) expense increased from $1.9 million in 1995 to $3.2 million in 1996, an increase of $1.3 million, or 68.4%. Of that amount, $.9 million represents the increase in the provision for possible OREO losses which management had effected in the beginning of 1996. The remaining increase of $.4 million is the result of disposition and maintenance costs during 1996. The decrease from 1994 to 1995 of $1,309, or 41.1%, is due to a decline of $4,282 in OREO assets.

--------------------------------------------------------------------------------

The increase in the amortization of intangibles from 1995 to 1996 is attributable to the increase in goodwill established for the Hometown and UST purchases of $14.6 million and $6.2 million, respectively. The increase in the amortization of intangibles from 1994 to 1995 is attributable to the full year amortization applicable to the 1994 acquisitions.

Merger related and restructuring costs were $22.0 million, $2.9 million, and $.8 million for 1996, 1995 and 1994, respectively. The costs for 1994 and 1995 included printing, legal, accounting, mailing, conversion costs, consulting fees and other like costs associated with the 1994 and 1995 acquisitions. For 1996, the merger related costs were comprised of basically the same types of expenses described for the two prior periods. The additional element in 1996 - the restructuring costs - were expensed in the current period of acquisition to provide for the ongoing cost of restructuring the payroll and rental expense of the Connecticut franchise to meet the Company's operational strategies. Such costs include targeted branch and operations center closings, change of control contracts, data processing issues, demolition, moving and restoration costs and other expenses related to the integration of the acquired companies.

Other expenses decreased $780, or 5.8%, from $13,452 in 1995 to $12,672 in 1996 due to a reduction in miscellaneous gains and losses occurring primarily from branch operations. The increase from 1994 to 1995 of $1,102, or 8.9%, is the result of increases in a number of miscellaneous expense categories related to the acquisition of the Company's credit card business, as well as the implementation of the Company's International Department, Asset Based Lending group and Alternative Investment Products Program, all of which were established toward the end of 1994.

FEDERAL INCOME TAXES

The income tax provision for Federal and state taxes approximates 35% for 1996, 30% for 1995 and 35% for 1994. The reduction in the overall rate in 1995 is due to the reversal of a tax reserve no longer deemed necessary primarily as a result of an IRS settlement during the second quarter which covered the tax years 1991, 1992, and 1993.

FINANCIAL CONDITION

Total assets at December 31, 1996 increased by $337,271, or 12.1%, as a result of the purchase of Hometown, UST and the four New Jersey branch offices.

The Company considers its liquidity and capital to be adequate. At the end of 1996, the Company had $24.2 million in Federal funds sold and $936 million in securities that are available to meet future loan demand. During the FAS #115 window opportunity, the Company moved securities from the Held to Maturity to Available for Sale category so that approximately 70% of the investment portfolio is now in the Available for Sale category and only 30% is in the Held to Maturity category. This enables management to more effectively manage liquidity, the portfolio, and the net interest margin. A net decline in total capital of $10.5 million resulted from the Company's purchase of $19.8 million in common treasury shares, which was partially offset by the addition of $6.1 million from net income less dividends paid, a $.7 million increase in the mark-to-market of available for sale securities, and other capital transactions. The purchased treasury shares were reissued within pooling limitations in the Growth, Lafayette and Westport transactions and in the issuance of shares relative to the 3% stock dividend. At the end of 1996, Hubco's Tier 1 Leverage ratio was 5.71%.

SECURITIES HELD TO MATURITY AND SECURITIES AVAILABLE FOR SALE

The securities portfolios serve to manage interest rate risk and as a source of liquidity. Consequently, the portfolios are managed over time in response to changes in market conditions and as loan demand changes.

At December 31, 1996 and 1995, the portfolios comprised 30 % and 29% of the total assets of the Company. The amount of securities as a percentage of earning assets is a function of the amount of deposits and the amount of loans. The Company does not have a policy with respect to the size of the portfolio.

The Company's philosophy with respect to managing the portfolio is to purchase primarily government and agency securities with maturities laddered over a five year period. As mentioned previously, the Company sold approximately 300 individual small holdings in December, 1995 in order to decrease the number of securities in the portfolio.

--------------------------------------------------------------------------------
12

The following table summarizes the composition of the portfolios as of December 31, 1996 and 1995:


                                         1996                                         1995
                         ------------------------------------------   ----------------------------------------
                                     GROSS UNREALIZED    ESTIMATED                 GROSS UNREALIZED  ESTIMATED
                         AMORTIZED   -----------------    MARKET      AMORTIZED    -----------------   MARKET
                           COST      GAINS    (LOSSES)     VALUE        COST       GAINS     (LOSSES)   VALUE
---------------------------------------------------------------------------------------------------------------
HELD TO MATURITY
    PORTFOLIO
U.S. Government          $ 76,837    $  326    $   (21)    $ 77,142    $ 95,521    $2,438    $   (18)  $ 97,941
U.S. Government
    Agencies              204,077     1,508     (3,117)     202,468     198,536     2,300     (1,192)   199,644
                         ------------------------------------------    ----------------------------------------
                         $280,914    $1,834    $(3,138)    $279,610    $294,057    $4,738    $(1,210)  $297,585
                         ==========================================    ========================================
AVAILABLE FOR SALE
    PORTFOLIO
U.S. Government          $ 85,403    $  535    $   (51)    $ 85,887    $153,056    $1,662    $  (408)  $154,310
U.S. Government
    Agencies              496,370     3,118     (3,376)     496,112     313,446     1,333     (1,770)   313,009
States and Political
    Subdivisions           11,575         6         (2)      11,579      10,095        30        (10)    10,115
Other dept securities       4,344        53        (11)       4,386      16,481       198        (52)    16,627
Other securities           52,730     5,088       (290)      57,528       5,666     2,935       (281)     8,320
                         ------------------------------------------    ----------------------------------------
                         $650,422    $8,800    $(3,730)    $655,492    $498,744    $6,158    $(2,521)  $502,381
                         ==========================================    ========================================

LOAN PORTFOLIO
DISTRIBUTION OF LOANS BY CATEGORY

                                           December 31,
(Dollars in thousands)             1996       1995          1994
--------------------------------------------------------------------------------
Loans secured by real estate:
   Residential mortgage
     loans-fixed               $  209,015   $  197,471   $  191,262
   Residential mortgage
     loans-variable               372,059      311,763      284,822
   Residential home
     equity loans                 145,660       95,985      104,001
   Construction loans              25,080       30,186       20,323
   Commercial mortgage
     loans                        479,566      449,852      415,836
                               ------------------------------------
                                1,231,380    1,085,257    1,016,244
                               ------------------------------------
Commercial and
   industrial loans:
   Secured by real estate         113,102      124,568      150,469
   Other                          368,962      292,158      251,319
                               ------------------------------------
                                  482,064      416,726      401,788
                               ------------------------------------
Shoppers Charge
   credit cards                    61,759       57,915       67,577
Other loans to individuals
   for household, family
   and other personal
   expenditures                   109,152       92,124       83,450
                               ------------------------------------
   Total Loan Portfolio        $1,884,355   $1,652,022   $1,569,059
                               ====================================

Total loans at December 31, 1996 increased by $232,333, or 14.1%, due to internal growth and to the Hometown and UST acquisitions. Except for construction loans and commercial loans secured by real estate, all other categories increased. The largest increase in terms of volume was in commercial loans, which grew by $76,804, or 26.3%. The Company has experienced success in originating commercial loans in the markets served. During 1996, Hudson United Bank achieved SBA Preferred Lender status and a centralized group was established to underwrite small business loans which improved approval time. Mortgage loans categorized as fixed residential, variable residential and commercial showed increases of 5.6%, 19.3%, and 6.6%, respectively, as a result of the portfolios acquired through acquisitions. In addition, new products and technological advances for improved customer service contributed to the growth in mortgage loans. Home equity loans increased by $49,675, or 51.8%, of which approximately one-half of the increase resulted from acquisitions with the remainder due to internal growth. The Shoppers Charge credit card portfolio increased by $3.8 million. 1996 was a year in which Shoppers expanded its niche by establishing private label credit card programs with several national chains, primarily high end womens apparel retailers. In addition, the increased effectiveness of SCA's credit marketing programs including "instant credit" resulted in a processing sales increase in excess of 25% and a 204% increase in new account applications processed. SCA currently services 222 merchants who collectively have 648 stores in 44 states. Shoppers' portfolio of $61,759 at year end represents an increase of 7% over the prior year end.

ASSET QUALITY

The Company's principal earning assets are its loans, which are primarily to businesses and individuals located in New Jersey and Connecticut with the exception of the credit card loans which are originated in 44 states. Inherent in the lending business is the risk of deterioration in a borrower's ability to repay loans under existing loan agreements. Other risk elements include the amount of nonaccrual and past-due loans, the amount of potential problem loans, industry or geographic

--------------------------------------------------------------------------------
loan concentrations, and the level of other real estate owned (OREO) that must be managed and disposed of.

The following table shows the loans past due 90-days or more and still accruing and applicable asset quality ratios:

                                        December 31,
                                   1996      1995       1994
                                 ---------------------------
Commercial                       $2,921    $1,026     $1,102
Real estate                       3,292     4,142      1,733
Consumer                            832       461        178
Credit card                       1,486       592        657
                                 ---------------------------
   Total Loans
   Past-Due 90-Days
   or More and Still
   Accruing                      $8,531    $6,221     $3,670
                                 ===========================
   AS A PERCENT OF
   TOTAL LOANS                     0.45%     0.38%      0.23%
                                 ===========================
   AS A PERCENT OF
   TOTAL ASSETS                    0.27%     0.22%      0.13%
                                 ===========================

These ratios have increased from the Company's historical levels due to the asset quality of acquired institutions along with the reporting of delinquent credit card receivables. In the past, if the account was on a recourse basis with a cash reserve only the net amount was reported as delinquent. In addition, in March of 1996 the credit card division switched from the recency method to the contractual method of reporting delinquencies on. Comparable basis numbers reported for 1995 would have been $2.5 million.

Nonaccruing loans consist of commercial loans and commercial mortgage loans past-due 90-days or more and not fully secured or in the process of collection. Residential real estate loans are generally placed on nonaccrual status after 180 days of delinquency and consumer loans after 90 days of delinquency and are charged off after 120 days of delinquency. Any loan may be put on nonaccrual status earlier if the Company has concern about the future collectability of the loan or its ability to return to current status.

Nonaccrual real estate loans are principally loans in the foreclosure process secured by real estate, including single family residential, multi-family, and commercial properties.

Nonaccruing consumer loans are loans to individuals. Excluding the credit card receivables, these loans are principally secured by automobiles or real estate.

Renegotiated loans are loans which were renegotiated as to the term or rate or both to assist the borrower after the borrower has suffered adverse

The following table summarizes the Company's nonperforming assets:

NONPERFORMING ASSETS                                                         December 31,
(Dollars in thousands)                                          1996              1995             1994
---------------------------------------------------------------------------------------------------------
Nonaccrual Loans                                               $ 29,029         $ 23,700         $ 35,043
Renegotiated Loans                                                2,779            1,879            6,528
                                                               ------------------------------------------
    Total Nonperforming Loans                                    31,808           25,579           41,571
Other Real Estate Owned                                           5,651           11,564           15,846
                                                               ------------------------------------------
    Total Nonperforming Assets                                 $ 37,459         $ 37,143         $ 57,417
                                                               ==========================================
Ratios:
    Nonaccrual Loans to Total Loans                                1.54%            1.43%            2.23%
    Nonperforming Assets to Total Assets                           1.20%            1.34%            2.07%
    Allowance for Loan Losses to Nonaccrual Loans                   121%             127%              88%
    Allowance for Loan Losses to Nonperforming Loans                111%             118%              74%

effects in financial condition. Terms are designed to fit the ability of the borrower to repay and the Company's objective of obtaining repayment. The Company has $2.8 million that are considered renegotiated loans.

OREO consists of properties on which the Bank has foreclosed or has taken a deed in lieu of the loan obligation. OREO properties are carried at fair value at all times. The cost to dispose of OREO properties, the cost to maintain them during ownership, and any declines in fair value from the inception of ownership are charged to current earnings. The Company has been successful in disposing of OREO properties, including those acquired in acquisitions. At December 31, 1996, 1995, and 1994, OREO amounted to $5.7 million, $11.6 million, and $15.8 million. The decline from year to year reflects the Company's success in disposing of these properties.

At December 31, 1996, nonperforming loans increased by $6.2 million, or 24.4%. The acquired companies added significantly to the Company's level of nonperforming loans. The Company has been able to either dispose of or return the loan to current status on the great majority of the problem loans acquired in previous acquisitions.

The amount of interest income on nonperforming loans which would have been recorded had these loans continued to perform under their original terms amounted to $2.7 million, $2.5 million, and $3.0 million for the years 1996, 1995, and 1994, respectively. The amount of interest income recorded on such loans for each of the years was $.4 million, $.6 million, and $.3 million. The

--------------------------------------------------------------------------------
14

Company has no outstanding commitments to advance additional funds to borrowers whose loans are in a nonperforming status.

Measures to control and reduce the level of nonperforming loans are continuing. Efforts are made to identify slow paying loans and collection procedures are instituted. After identification, steps are taken to understand the problems of the borrower and to work with the borrower toward resolving the problem, if practicable. Continuing collection efforts are a priority for the Banks.

The allowance for possible loan losses at December 31, 1996, 1995, and 1994 as a percentage of total loans was 1.87%, 1.82%, and 1.97%, respectively. Management formally reviews the loan portfolio and evaluates credit risk on at least a quarterly basis throughout the year. Such review takes into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by loan category, industry trends, and the impact of local and national economic conditions. The table on page 10 shows the allowance by loan category and the level of unallocated allowance. The unallocated portion, which is available to absorb loan losses but which is not deemed necessary for any specific loan or loan category, has increased in each of the years 1994, 1995, and 1996.

DEPOSITS

As of December 31, 1996, Hudson United Bank has 58 branch offices located primarily in Bergen, Essex, Hudson, and Passaic counties with other locations in Middlesex, Morris, Union and Somerset counties. Hudson manages the branch system by regionalizing into 4 regions with each managed by a regional manager with a loan staff.

Lafayette American Bank has 27 branch offices located in New Haven and Fairfield counties. Lafayette has established 2 regions.

The Company devotes as much attention to the cost side of the net interest margin as to loans, emphasizing the generation of the lowest cost deposits. The following table summarizes the deposit base:

                                       December 31,
                           1996           1995          1994
----------------------------------------------------------------
Noninterest-
   bearing
   deposits            $  622,718      $  555,928    $,0507,585
NOW/MMDA
   deposits               520,088         477,172       481,989
Savings deposits          622,880         633,707       732,237
Time deposits             826,406         779,466       693,188
                       ----------------------------------------
   Total Deposits      $2,592,092      $2,446,273    $2,414,999
                       ========================================

The increase in deposits from 1995 to 1996 of $145,819, or 6.0%, is primarily attributable to the New Jersey branch purchases and to the Connecticut purchases of Hometown and UST. As noted earlier, 44% of the deposit base is in low or noninterest bearing core deposits and another 24% is in low cost savings deposits. This funding base provides a very low cost funding source for the Company.

LIQUIDITY

Liquidity is a measure of the Company's ability to meet the needs of depositors, borrowers, and creditors at a reasonable cost and without adverse financial consequences. The Company has several liquidity measurements that are evaluated on a frequent basis. The Company has adequate sources of liquidity including Securities Available for Sale, Federal funds lines, and the ability to acquire funds from the Federal Home Loan Bank. In addition, the securities portfolio maturities are laddered over 5 years which means there are continuous maturities of securities. The management of balance sheet volumes, mixes, and maturities enables the Company to maintain adequate levels of liquidity.

The liquidity requirements of the Company, primarily for dividends to shareholders, debt service, and other corporate purposes are met through cash and short-term money market investments and regular periodic dividends from the subsidiary banks. The Company also has the ability, when and if necessary, to access the capital markets. Management considers the liquidity of the Company and the subsidiary banks to be adequate to meet current and anticipated funding requirements.

CAPITAL

Capital adequacy is a measure of the amount of capital needed to support asset growth, absorb unanticipated losses, and provide safety for depositors. The regulators establish minimum capital ratio guidelines for the banking industry. The capital ratios impact the performance of the Company in that these ratios determine the FDIC deposit insurance premium rate a bank must pay. The following table sets forth the regulatory minimum capital ratio guidelines and the current capital ratios of the Company.

                         REGULATORY      COMPANY
                           CAPITAL       CAPITAL
                         GUIDELINES      RATIOS
--------------------------------------------------
Tier 1 Leverage Ratio      3 - 5%         5.71%
Tier 1 Risk-Based
   Capital Ratio             4%           8.55%
Total Risk-Based Capital     8%          14.08%

At December 31, 1996, 1995, and 1994 the Company exceeded all regulatory capital guidelines including those for a well capitalized institution. In January, 1995, the Company issued a 3-for-2 stock split and prior to that a 10% stock dividend was declared on June 1, 1993. Following the January stock split, the $.15 per quarter cash dividend was retained which effectively resulted in a 50% increase in the cash dividend. On November 15, 1996, the Company paid a 3% stock dividend and increased its regular quarterly cash dividend from $.17 to $.19 per common share, effecting a 15% dividend increase. The dividend payout ratio

--------------------------------------------------------------------------------
was 72% for 1996 compared with 42% in 1995 and 35% in 1994. The increase in the 1996 ratio is due to the lower net income resulting from the special charges. Excluding the special charges the payout ratio was 43%.

In 1994, the Company issued $19.1 million in convertible preferred stock in connection with the Washington acquisition. Based on the terms the stock became convertible in 1995. Approximately $2 million in preferred stock which was not converted by the holders as of June 30, was redeemed for cash. Pursuant to the November 1993 Board authorization to repurchase up to 10% of the shares outstanding each year, the Company acquired approximately 1.16 million shares of common stock in 1995 which were then utilized for the 1.2 million shares issued in the conversion of the preferred stock. During 1996, the Company's treasury stock was reissued for the 3% stock dividend and for acquisitions. At December 31, 1996, there were no common or preferred shares held in treasury.

In September , 1996, the Company sold $75 million of subordinated debt in a private placement which was subsequently registered with the SEC. The subordinated debentures bear interest at 8.20% per annum payable semi-annually and mature in 2006. Proceeds of the issuance were used for general corporate purposes including the funding of the subsidiary banks' securities portfolios. The debt has been structured to comply with the Federal Reserve Bank rules regarding debt qualifying as Tier 2 capital.

At the end of the reporting period, there were no known uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations; nor is the Company aware of any current regulatory pronouncements which, if implemented, would have such an effect.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT.

The primary objectives of asset/liability management are to provide for the safety of depositor and investor funds, assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest-sensitive liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers with credit needs. Interest rate sensitivity management seeks to avoid widely fluctuating net interest margins and to ensure consistent net interest income through periods of changing economic conditions.

Given the above, liquidity for HUBCO is defined as the ability to raise cash quickly at a reasonable cost without principal loss. The Company uses several measurements of liquidity in monitoring its liquidity position. In addition, the Company has a number of borrowing facilities with other banks and with the Federal Home Loan Bank that are or can be used as sources of liquidity without having to sell assets to raise cash. At December 31, 1996, the Company's liquidity ratios exceeded all minimum standards set forth by internal policies.

The Company's Asset and Liability Committee is responsible for monitoring and managing the Company's exposure to changes in market interest rates. The Committee attempts to maintain a stable net interest margin by repricing and reallocating assets and liabilities within the competitive banking environment.

Interest rate risk is determined by the relative sensitivities of earning assets and interest-bearing liabilities to changes in interest rates. Overnight Federal Funds on which rates change daily and loans which are tied to the prime rate differ considerably from long-term securities and fixed rate loans. Similarly, time deposits and money market deposit accounts are much more rate sensitive than NOW and Savings accounts.

The Company uses a number of tools in evaluating its risk from changes in interest rates. Critical to any analysis are the assumptions used to evaluate the interest sensitivity of noninterest-bearing deposit accounts, NOW and Savings accounts, and other core deposits. What core deposit customers do in changing interest rate environments depends on the overall rate environment, the Company's strategy in adjusting interest rates, and adjustments in interest rates by competitive financial institutions.

The Company is asset sensitive with respect to assets versus liabilities that reprice immediately when interest rates change. Approximately 36% of assets reprice immediately versus 23% of liabilities. The 90-day gap is $411 million. The Company has managed its overall asset/liability sensitivity through balance sheet pricing strategies. The following table indicates that the Company would have a short term negative impact on net interest income in a declining rate environment and a positive impact in a rising rate environment.

--------------------------------------------------------------------------------
16

The following table shows the gap position of the Company at December 31, 1996:
GAP  ANALYSIS

                                                             December 31, 1996

                                                     DUE BETWEEN
                                        DUE WITHIN     91 DAYS      DUE AFTER   NON-INTEREST
(In Thousands)                            90 DAYS   AND ONE YEAR    ONE YEAR       BEARING       TOTAL
---------------------------------------------------------------------------------------------------------
ASSETS
Federal Funds Sold                    $    24,200    $    --        $    --       $   --      $   024,200
Securities                                145,592       27,358        763,456         --          936,406
Total Loans                               953,075      237,996        693,284         --        1,884,355
Non-Interest Bearing
    Assets                                   --           --           --           270,726       270,726
                                      -------------------------------------------------------------------
Total Assets                          $ 1,122,867    $ 265,354    $ 1,456,740     $ 270,726   $ 3,115,687
Percent of
    Total Assets                            36.04%        8.52%         46.75%         8.69%       100.00%
=========================================================================================================
SOURCE OF FUNDS
Interest-Bearing
    Deposits                          $   523,595    $ 322,214    $ 1,123,564    $    --      $ 1,969,373
Short-Term Borrowings                     187,979         --            --            --          187,979
Long-Term Debt                               --           --          100,000         --          100,000
Non-Interest Bearing
    Deposits                                                                        622,719       622,719
Other Liabilities                            --           --            --           29,283        29,283
Stockholders' Equity                         --           --            --          206,333       206,333
                                      -------------------------------------------------------------------
Total Source of Funds                 $   711,574    $ 322,214    $ 1,223,564    $  858,335   $ 3,115,687
Percent of Total Source of Funds            22.84%       10.34%         39.27%        27.55%       100.00%
=========================================================================================================
Interest Rate Sensitivity Gap         $   411,293    $ (56,860)   $   233,176    $ (587,609)
---------------------------------------------------------------------------------------------------------
Cumulative Interest
    Rate Sensitivity Gap              $   411,293    $ 354,433    $   587,609
---------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                              17

HUBCO, INC. AND SUBSIDIARIES
============================

                 Consolidated
                 Balance Sheets

December 31, (in thousands, except share data)                                          1996             1995
-----------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                              $   128,868      $   156,891
Federal funds sold                                                                        24,200           64,200
                                                 TOTAL CASH AND CASH EQUIVALENTS         153,068          221,091
Securities available for sale, at market value                                           655,492          502,381
Securities held to maturity, at cost (market value of $279,610
   and $297,585 for 1996 and 1995, respectively)                                         280,914          294,057
Loans:
   Real estate mortgage                                                                1,085,720          974,872
   Commercial and financial                                                              499,004          435,060
   Consumer credit                                                                       237,872          184,175
   Credit card                                                                            61,759           57,915
                                                                                      ---------------------------
                                                                     TOTAL LOANS       1,884,355        1,652,022
   Less: Allowance for possible loan losses                                              (35,153)         (30,105)
                                                                                      ---------------------------
                                                                       NET LOANS       1,849,202        1,621,917
Premises and equipment, net                                                               43,510           42,160
Other real estate owned                                                                    5,651           11,564
Intangibles, net of amortization                                                          29,225            7,572
Other assets                                                                              98,625           77,674
                                                                                      ---------------------------
                                                                    TOTAL ASSETS      $3,115,687       $2,778,416
                                                                                      ===========================
LIABILITIES AND STOCKHOLDERSO EQUITY
Deposits:
   Noninterest bearing                                                                $  622,719       $  555,928
   Interest bearing                                                                    1,969,373        1,890,345
                                                                                      ---------------------------
                                                                  TOTAL DEPOSITS       2,592,092        2,446,273
Short-term borrowings                                                                    187,979           62,982
Other liabilities                                                                         29,283           27,365
                                                                                      ---------------------------
                                                               TOTAL LIABILITIES       2,809,354        2,536,620
                                                                                      ---------------------------
Subordinated debt                                                                        100,000           25,000
                                                                                      ---------------------------
Commitments and contingencies
StockholdersO Equity:

   Convertible Preferred stock--Series B, no par value; authorized
      10,300,000 shares; 39,600 shares issued and outstanding
      in 1996; 41,850 shares issued and outstanding in 1995                                3,960            4,185
   Common stock, no par value; authorized 51,500,000
      shares; 21,624,468 shares issued  and outstanding
      in 1996 and issued 22,117,443 and outstanding 22,072,589 shares in 1995             38,448           38,265
   Additional paid-in capital                                                            104,233          110,229
   Retained earnings                                                                      56,968           63,173
   Treasury stock, at cost, 44,854 common
      shares in 1995                                                                        --               (647)
   Restricted stock award                                                                   (279)            (688)
   Unrealized gain  on securities available
      for sale, net of income taxes                                                        3,003            2,279
                                                                                      ---------------------------
                                                      TOTAL STOCKHOLDERSO EQUITY         206,333          216,796
                                                                                      ---------------------------
                                      TOTAL LIABILITIES AND STOCKHOLDERSO EQUITY      $3,115,687       $2,778,416
                                                                                      ===========================

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
18

HUBCO, INC. AND SUBSIDIARIES
============================

                 Consolidated Statements
                 of Income

Year ended December 31, (in thousands, except per share data)               1996            1995         1994
----------------------------------------------------------------------------------------------------------------
INTEREST AND FEE INCOME:
Loans--taxable                                                             $149,331      $146,801       $116,200
Loans--tax-exempt                                                               217           286            393
Securities--taxable                                                          53,141        53,801         50,837
Securities--tax-exempt                                                          440         1,128          1,651
Other                                                                         1,053         1,635          1,848
                                                                           -------------------------------------
                                       TOTAL INTEREST AND FEE INCOME        204,182       203,651        170,929
                                                                           -------------------------------------
INTEREST EXPENSE:
Deposits                                                                     62,704        61,677         47,853
Short-term borrowings                                                         6,219         6,610          3,031
Subordinated and other debt                                                   3,905         2,153          2,242
                                                                           -------------------------------------
                                              TOTAL INTEREST EXPENSE         72,828        70,440         53,126
                                                                           -------------------------------------
                                                 NET INTEREST INCOME        131,354       133,211        117,803
PROVISION FOR POSSIBLE LOAN LOSSES                                           12,295         9,515          9,309
                                                                           -------------------------------------
                                 NET INTEREST INCOME AFTER PROVISION
                                            FOR POSSIBLE LOAN LOSSES        119,059       123,696        108,494
                                                                           -------------------------------------
NONINTEREST INCOME:
Trust department income                                                       3,151         3,579          3,662
Service charges on deposit accounts                                          13,999        13,661         13,957
Securities gains (losses)                                                       987           986           (417)
Other income                                                                 12,139         9,999          5,218
                                                                           -------------------------------------
                                            TOTAL NONINTEREST INCOME         30,276        28,225         22,420
                                                                           -------------------------------------
NONINTEREST EXPENSE:
Salaries                                                                     34,857        37,888         34,378
Pension and other employee benefits                                           9,874        12,708         10,816
Occupancy expense                                                            10,089        10,985         10,391
Equipment expense                                                             5,285         5,784          5,685
Deposit and other insurance                                                   2,173         4,899          7,202
Special SAIF assessment                                                         825          --             --
Outside services                                                             11,912        10,159          8,798
Other real estate owned expense                                               3,189         1,879          3,188
Amortization of intangibles                                                   3,358         2,181          1,299
Merger related and restructuring costs                                       22,005         2,907            824
Other                                                                        12,672        13,452         12,350
                                                                           -------------------------------------
                                           TOTAL NONINTEREST EXPENSE        116,239       102,842         94,931
                                                                           -------------------------------------
                                          INCOME BEFORE INCOME TAXES         33,096        49,079         35,983
PROVISION FOR INCOME TAXES                                                   11,599        14,514         12,595
                                                                           -------------------------------------
                                                          NET INCOME       $ 21,497      $ 34,565       $ 23,388
                                                                           =====================================
INCOME PER COMMON SHARE:
Primary                                                                        $.93         $1.45          $1.03
Fully diluted                                                                  $.93         $1.44          $1.02

WEIGHTED AVERAGE SHARES OUTSTANDING:
Primary                                                                      23,225        23,608         22,343
Fully diluted                                                                23,225        24,116         22,945


See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

HUBCO, INC. AND SUBSIDIARIES
============================

      Consolidated Statements of Changes in
      StockholdersO Equity For the Years Ended December 31, 1996, 1995, and 1994



                                      CONVERTIBLE
                                     PREFERRED STOCK          COMMON STOCK
                                    ------------------   --------------------
(in thousands, except share data)   SHARES      AMOUNT     SHARES      AMOUNT
-------------------------------------------------------------------------------
Balance at December 31, 1993         113,585    $ 4,564   15,716,611  $ 27,944
                                     ==========================================
Net income -- 1994                      --         --           --        --
Cash dividends -- common                --         --           --        --
Cash dividends -- preferred             --         --           --        --
Stock dividend of acquired company      --         --         53,029        94
Issuance of common stock for -
   Stock options exercised              --         --          5,813        10
   Warrants exercised                   --         --          4,152         8
   Dividend reinvestment and
     stock purchase plan and
     rights offerings                   --         --      4,579,124     8,142
   Preferred stock  conversion       (69,635)      (169)     308,374       548
Issuance of preferred stock          797,811     19,147         --        --
Issuance and retirement of
   treasury stock                       --         --           --        --
Purchase of treasury stock:
   Preferred                            --         --           --        --
Sale of treasury stock                  --         --           --        --
Restricted stock transactions           --         --           --        --
Effect of compensation plans            --         --           --        --
Other equity transactions               --         --           --        --
Change in unrealized holding gains
   (losses) on securities available
   for sale                             --         --           --        --
                                     ------------------------------------------
Balance at December 31, 1994         841,761     23,542   20,667,103    36,746
                                     ==========================================
Net income -- 1995                      --         --           --        --
Cash dividends -- common                --         --           --        --
Cash dividends -- preferred             --         --           --        --
Stock dividend of acquired company      --         --         55,655        99
Issuance of common stock for -
   Stock options exercised              --         --         63,825       114
   Warrants exercised                                        663,353     1,179
   Dividend reinvestment and
     stock purchase plan                --         --          1,715         3
Conversion of preferred stock         (2,100)      (210)      69,757       124
Redemption of preferred stock and
   conversion of preferred stock
   to  common stock                 (797,811)   (19,147)        --        --
Purchase of treasury stock:
   Preferred                            --         --           --        --
   Common                               --         --           --        --
Restricted stock transactions           --         --           --        --
Effect of compensation plans            --         --           --        --
Regulatory approved transfer of
   acquired subsidiary                  --         --           --        --
Change in unrealized holding gains
   (losses) on securities
   available for sale                   --         --           --        --
                                     ------------------------------------------
Balance at December 31, 1995          41,850      4,185   21,521,408    38,265
                                     ==========================================

                                                                              UNREALIZED
                                                                             HOLDING GAIN
                                                                              (LOSS) ON
                                     ADDITIONAL                    RESTRICTED SECURITIES
                                      PAID-IN  RETAINED   TREASURY    STOCK    AVAILABLE
(in thousands, except share data)     CAPITAL  EARNINGS    STOCK      AWARD    FOR SALE    TOTAL
------------------------------------------------------------------------------------------------
Balance at December 31, 1993          $ 96,392  $ 7,130  $ (4,571)   $ (946)   $ 4,525$   135,038
                                    =============================================================
Net income -- 1994                        --     23,388      --        --         --       23,388
Cash dividends -- common                  --     (3,512)     --        --         --       (3,512)
Cash dividends -- preferred               --       (447)     --        --         --         (447)
Stock dividend of acquired company         521     (615)     --        --         --         --
Issuance of common stock for -
   Stock options exercised                  25     --        --        --         --           35
   Warrants exercised                        2     --        --        --         --           10
   Dividend reinvestment and
     stock purchase plan and
     rights offerings                   24,175     --        --        --         --       32,317
   Preferred stock  conversion            (379)    --        --        --         --         --
Issuance of preferred stock               --       --        --        --         --       19,147
Issuance and retirement of
   treasury stock                           (2)      (1)     --        --         --           (3)
Purchase of treasury stock:
   Preferred                              --       --      (7,855)     --         --       (7,855)
Sale of treasury stock                       5     --          59      --         --           64
Restricted stock transactions             --          6       703      (320)      --          389
Effect of compensation plans               130     --        --        --         --          130
Other equity transactions                   (3)    --        (100)     --         --         (103)
Change in unrealized holding gains
   (losses) on securities available
   for sale                               --       --        --        --      (11,293)   (11,293)
                                    -------------------------------------------------------------
Balance at December 31, 1994           120,866   25,949   (11,764)   (1,266)    (6,768)   187,305
                                    =============================================================
Net income -- 1995                        --     34,565      --        --         --       34,565
Cash dividends -- common                  --     (8,545)     --        --         --       (8,545)
Cash dividends -- preferred               --       (901)     --        --         --         (901)
Stock dividend of acquired company         824     (923)     --        --         --         --
Issuance of common stock for -
   Stock options exercised                 503     --        --        --         --          617
   Warrants exercised                      319     --        --        --         --        1,498
   Dividend reinvestment and
     stock purchase plan                    23     --        --        --         --           26
Conversion of preferred stock               86     --        --        --         --         --
Redemption of preferred stock and
   conversion of preferred stock
   to  common stock                        452     --      16,214      --         --       (2,481)
Purchase of treasury stock:
   Preferred                              --       --         (71)     --         --          (71)
   Common                                 --       --      (4,885)     --         --       (4,885)
Restricted stock transactions             --       --        (141)      578       --          437
Effect of compensation plans               184     --        --        --         --          184
Regulatory approved transfer of
   acquired subsidiary                 (13,028)  13,028      --        --         --         --
Change in unrealized holding gains
   (losses) on securities
   available for sale                     --       --        --        --        9,047      9,047
                                    -------------------------------------------------------------
Balance at December 31, 1995           110,229   63,173      (647)     (688)     2,279    216,796
                                    =============================================================

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
20

HUBCO, INC. AND SUBSIDIARIES
============================

          Consolidated Statements of Changes in Stockholders' Equity (Continued) For the Years Ended December 31, 1996, 1995, and 1994



                                       CONVERTIBLE
                                     PREFERRED STOCK          COMMON STOCK     ADDITIONAL
                                    ------------------     ------------------    PAID-IN
(in thousands, except share data)   SHARES      AMOUNT     SHARES      AMOUNT    CAPITAL
------------------------------------------------------------------------------------------
Net income -- 1996                      --    $    --           --   $    --   $    --
Cash dividends -- common                --         --           --        --        --
Cash dividends -- preferred             --         --           --        --        --
3% stock dividend                       --         --         15,269        27       680
Issuance of common stock for -

   Stock options exercised              --         --        256,608       455      (873)
   Warrants exercised                   --         --        143,836       255       207
   Dividend reinvestment  and
     stock purchase plan                --         --            371         1         6
   Preferred stock conversion         (2,250)      (225)      74,739       133        92
Issuance and retirement of

   treasury stock                       --         --       (387,763)     (688)   (7,218)
Purchase of treasury stock:
   Common                               --         --           --        --        --
Restricted stock transactions           --         --           --        --        --
Effect of compensation plans            --         --           --        --         116
Tax effect of exercise of
   nonqualifying stock options          --         --           --        --         994
Change in unrealized holding gains
   (losses) on securities available
   for sale                             --         --           --        --        --
                                      ----------------------------------------------------
Balance at December 31, 1996          39,600    $ 3,960   21,624,468  $ 38,448 $ 104,233
                                      ====================================================

                                                                      UNREALIZED
                                                                     HOLDING GAIN
                                                                      (LOSS) ON
                                                         RESTRICTED   SECURITIES
                                     RETAINED  TREASURY     STOCK      AVAILABLE
(in thousands, except share data)    EARNINGS    STOCK      AWARD      FOR SALE       TOTAL
---------------------------------------------------------------------------------------------
Net income -- 1996                   $ 21,497   $    --   $    --       $    --      $ 21,497
Cash dividends -- common              (14,600)       --        --            --       (14,600)
Cash dividends -- preferred              (825)       --        --            --          (825)
3% stock dividend                     (12,398)     11,657      --            --           (34)
Issuance of common stock for -

   Stock options exercised               --           782      --            --           364
   Warrants exercised                    --            74      --            --           536
   Dividend reinvestment  and
     stock purchase plan                 --          --        --            --             7
   Preferred stock conversion            --          --        --            --
Issuance and retirement of

   treasury stock                        --         7,906      --            --          --
Purchase of treasury stock:
   Common                                --       (19,770)     --            --       (19,770)
Restricted stock transactions              17          (2)      409          --           424
Effect of compensation plans              104        --        --            --           220
Tax effect of exercise of
   nonqualifying stock options           --          --        --            --           994
Change in unrealized holding gains
   (losses) on securities available
   for sale                              --          --        --             724         724
                                    ---------------------------------------------------------
Balance at December 31, 1996         $ 56,968     $  --   $    (279)      $ 3,003    $206,333
                                    =========================================================

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
                                                                              21

HUBCO, INC. AND SUBSIDIARIES
============================

                Consolidated Statements
                of Cash Flows

For the Years Ended December 31, 1996, 1995, and 1994 (in thousands)        1996           1995           1994
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                $  21,497     $  34,565      $  23,388
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:

      Provision for possible loan losses                                     12,295         9,515          9,309
      Provision for depreciation and amortization                            10,495         7,695          6,996
      Amortization of securities premiums, net                                2,436           393          3,023
      Securities (gains) losses                                                (987)         (986)           417
      Gain on sale of loans                                                    (153)         (595)          (856)
      Gain on sale of interest in subsidiary                                   --            (817)          --
      Deferred income tax provision (benefit)                                (2,818)        6,539          4,495
      Net change in loans originated for sale                                  --          (1,079)         8,939
      Decrease (increase) in  other assets                                   17,013       (17,386)       (11,722)
      Increase (decrease) in other liabilities                                2,538         3,895        (46,336)
                                                                          --------------------------------------
                                     NET CASH PROVIDED BY (USED IN)
                                                OPERATING ACTIVITIES         62,316        41,739         (2,347)
                                                                          --------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of securities available for sale                        103,767       158,446         89,965
Proceeds from repayments and maturities of securities:
   Available for sale                                                       122,192        42,289         88,326
   Held to maturity                                                          54,677       121,074        124,024
Purchases of securities:
   Available for sale                                                      (347,257)      (91,452)       (50,706)
   Held to maturity                                                         (47,929)      (87,709)      (325,675)
Net cash acquired through acquisitions                                       78,747          --           91,113
Net increase in loans                                                       (82,070)     (108,876)       (50,415)
Loans purchased                                                                --          (8,257)        (2,462)
Loans sold                                                                    9,450        21,357         14,381
Proceeds from sales of premises and equipment                                 1,233          --               26
Purchases of premises and equipment                                          (4,949)       (3,322)       (13,540)
Decrease in other real estate owned                                           6,151         4,361          3,953
                                                                          --------------------------------------
                                      NET CASH (USED IN) PROVIDED BY
                                                INVESTING ACTIVITIES       (105,988)       47,911        (31,010)
                                                                          --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in demand deposits, NOW accounts
   and savings accounts                                                     (91,630)      (55,127)       (20,311)
Net (decrease) increase in  certificates of deposit                         (80,466)       86,401        (14,972)
Net increase (decrease) in short-term borrowings                            108,295       (57,113)        38,456
Proceeds from the issuance of subordinated debt                              73,738          --           24,683
Proceeds from the issuance of common stock                                      907         2,141         32,362
Redemption of convertible preferred stock                                      --          (2,481)          --
Cash dividends paid                                                         (15,425)       (9,446)        (3,959)
Proceeds from the sale of treasury stock                                       --            --               64
Purchase of treasury stock                                                  (19,770)       (4,956)        (7,855)
Proceeds from sale of interest in subsidiary                                   --           4,215           --
                                                                          --------------------------------------
                                      NET CASH (USED IN) PROVIDED BY
                                                FINANCING ACTIVITIES        (24,351)      (36,366)        48,468
                                                                          --------------------------------------
                                    (DECREASE) INCREASE  IN CASH AND
                                                    CASH EQUIVALENTS        (68,023)       53,284         15,111
                                        CASH AND CASH EQUIVALENTS AT
                                                   BEGINNING OF YEAR        221,091       167,807        152,696
                                                                          --------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $153,068      $221,091       $167,807
                                                                           =====================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
Cash paid during the year for-
   Interest                                                                $ 71,874      $ 68,706       $ 51,274
   Income taxes                                                              15,286        10,887          8,151
                                                                           =====================================
Liabilities assumed in purchase business
   combinations and branch acquisitions                                    $347,104          --         $389,233

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
22

HUBCO, INC. AND SUBSIDIARIES
============================
                Notes To Consolidated Financial Statements

DECEMBER 31, 1996 (in thousands, except share data)

(1)   SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

HUBCO, Inc. (the Company) provides a full range of banking services to individual and corporate customers through its two banking subsidiaries, Hudson United Bank and Lafayette American Bank and Trust Company (Lafayette), with branch locations in New Jersey and Connecticut. The Company is subject to the regulations of certain Federal and state banking agencies and undergoes periodic examinations by those agencies.

BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements include the accounts of HUBCO, Inc. and its subsidiaries, all of which are wholly owned. The financial statements of institutions acquired which have been accounted for by the pooling of interests method are included herein for all periods presented.

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

SECURITIES

The Company classifies its securities as held to maturity, available for sale and held for trading purposes. Securities for which the Company has the ability and intent to hold until maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts on a straight-line basis which is not materially different from the interest method. Management reviews its intent to hold securities to maturity as a result of changes in circumstances, including major business combinations. Sales or transfers of held to maturity securities may be necessary to maintain the Company's existing interest rate risk position or credit risk policy.

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

The Company has no securities held for trading purposes at December 31, 1996 and 1995.

LOANS

Loans are recorded at their principal amounts outstanding. Interest income on loans not made on a discounted basis is credited to income based on principal amounts outstanding at applicable interest rates. Interest income on consumer credit loans is recorded primarily using the simple interest method.

Recognition of interest on the accrual method is discontinued when, based on contractual delinquency, timely payment is not expected. A nonaccrual loan is not returned to an accrual status until interest is received on a current basis and other factors indicate collection ability is no longer doubtful.

The net amount of all loan origination fees, direct loan origination costs and loan commitment fees are deferred and recognized over the estimated life of the related loans as an adjustment of yield.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

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

While management uses available information to recognize potential losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in its market areas. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the allowance for possible loan losses of subsidiary banks. Such agencies may require additions to the allowance based on their judgments of information available to them at the time of their examinations.

PREMISES AND EQUIPMENT

Land, buildings and furniture, fixtures and equipment are carried at cost. Depreciation on substantially all buildings and furniture, fixtures and equipment is provided using the straight-line method based on estimated useful lives ranging from 3-25 years. Maintenance and repairs are expensed as incurred and additions and improvements are capitalized.

OTHER REAL ESTATE OWNED

Other real estate owned (OREO) includes loan collateral that has been formally repossessed. These assets are transferred to OREO and recorded at the lower of carrying cost or fair value of the properties. Subsequent provisions that result from ongoing periodic evaluations of these OREO properties are charged to expense in the period in which they are identified. OREO is carried at the lower of cost or fair value, less estimated costs to sell. Carrying costs, such as maintenance and property taxes, are charged to expense as incurred.

INVESTMENT IN JOINT VENTURE

The Company owns 50% of the common stock of United Financial
Services, a third-party data processing service provider. The investment is being accounted for by the equity method.

INTANGIBLES

Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over periods ranging from five to ten years. Core deposit intangibles are being amortized, on a straight-line basis, over the estimated average remaining lives of such intangible assets (primarily five years).

PURCHASED MORTGAGE SERVICING RIGHTS

Purchased mortgage servicing rights are carried at the lower of amortized cost or the discounted value of the related estimated future net cash flow stream. The cost of purchased mortgage servicing rights is amortized over the estimated period of net servicing revenues.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

FEDERAL INCOME TAXES

The Company uses the liability method of accounting for income taxes. Certain income and expense items are recorded differently for financial reporting purposes than for Federal income tax purposes and provisions for deferred taxes are made in recognition of these temporary differences. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the Company's deferred tax asset will not be realized. Changes in the deferred tax valuation allowance are reported through charges or credits to the income tax provision.

The Company and its subsidiaries file a consolidated Federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with the Company as if they would have filed on a separate return basis.


As discussed further in Note (2), the Company acquired all of the outstanding shares of Lafayette on July 1, 1996, and all of the outstanding shares of Westport Bancorp, Inc. (Westport) on December 13, 1996. Lafayette and Westport established valuation allowances due to uncertainties surrounding their ability to realize their deferred tax assets. Considering the combined operating results of HUBCO, it is unlikely that the Company would have established this valuation allowance with respect to its federal deferred tax assets had the companies previously been combined. Accordingly, the accompanying financial statements (including quarterly financial information in Note 18) have been restated to reflect what the changes to the valuation allowance would have been had the companies always been combined.

TREASURY STOCK

The Company determines the cost of treasury shares under the weighted average cost method.

LONG-LIVED ASSETS

Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of the standard did not have a material impact on the Company's financial position or results of operations.

STOCK-BASED COMPENSATION

Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and allows companies to choose either 1) a fair value method of valuing stock-based compensation plans which will affect reported net income, or 2) to continue following the existing accounting rules for stock option accounting but disclose what the impacts would have been had the new standard been adopted. The Company elected the disclosure option of this standard. See Note 14.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Management believes that the adoption of the standard will not have a material impact on the Company's financial position or results of operations.

PER SHARE AMOUNTS

Primary income per common share is computed by dividing net income, less dividends on the convertible preferred stock, by the weighted average number of common shares outstanding during the year. Fully diluted income per share is computed by dividing net income by the weighted average number of common shares plus the number of shares issuable on conversion of the preferred stock. Shares issuable upon the exercise of options are not included in the calculation of income per common share since their effect is not material. All per share amounts have been retroactively adjusted for the three-for-two common stock split on January 14, 1995 and for all stock dividends.

CASH EQUIVALENTS

Cash equivalents include amounts due from banks and Federal funds sold.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 and 1994 amounts in order to conform with 1996 presentation.

(2) BUSINESS COMBINATIONS

The following business combinations have been accounted for using the pooling of interests method-

On April 5, 1995, the Company acquired all of the outstanding shares of Jefferson National Bank (Jefferson), based in Passaic, New Jersey. Each share of Jefferson common stock outstanding was converted into 2.778 shares of the Company's common stock, for a total of 628,137 shares. At the time of the acquisition, Jefferson had approximately $90,000 in assets.

On June 30, 1995, the Company acquired all of the outstanding shares of Urban National Bank (Urban), based in Franklin Lakes, New Jersey. Each share of Urban common stock outstanding was converted into 2.24 shares of the Company's common stock, for a total of 2,199,230 shares. At the time of the acquisition, Urban had approximately $230,000 in assets.

On January 12, 1996, the Company acquired all of the outstanding shares of Growth Financial Corp (Growth), based in Basking Ridge, New Jersey. Each share of Growth common stock outstanding was converted into .71 shares of the Company's common stock, for a total of 1,271,558 shares. At the time of the acquisition, Growth had approximately $128,000 in assets.


On July 1, 1996, the Company acquired all of the outstanding shares of Lafayette American Bank and Trust Company (Lafayette), based in Bridgeport, Connecticut. Each share of Lafayette common stock outstanding was converted into .606 shares of the Company's common stock, for a total of 5,890,052 shares. At the time of the acquisition, Lafayette had approximately $741,000 in assets.

On December 13, 1996, the Company acquired all the outstanding shares of Westport Bancorp, Inc., (Westport) based in Westport, Connecticut. Each share of Westport common stock outstanding was converted into .332175 shares of the Company's common stock for a total of 1,866,086 shares. Westport's convertible preferred stock was converted into a new preferred issue with identical terms, including equivalent dividend yield. At the time of the acquisition, Westport had approximately $317,000 in assets.

--------------------------------------------------------------------------------
24

--------------------------------------------------------------------------------

Under the pooling-of-interests method, the accompanying consolidated financial statements include the accounts of these acquired institutions for all periods presented. Separate results of the combining pooled entities for the period prior to their acquisition are as follows-

                                             1995          1994
---------------------------------------------------------------
Net interest income-
     The Company, as
       previously reported                $81,102       $58,021
     Jefferson                               --           3,775
     Urban                                   --           9,300
     Growth                                 5,969         5,298
     Lafayette                             31,442        28,824
     Westport                              14,698        12,585
                                         ----------------------
                                         $133,211      $117,803
                                         ======================
Net income (loss)-
     The Company, as
       previously reported                $23,684       $16,931
     Jefferson                               --            (983
     Urban                                   --           1,484
     Growth                                   198         1,120
     Lafayette (1)                          6,715         2,474
     Westport (1)                           3,968         2,362
                                         ----------------------
                                          $34,565       $23,388
                                         ======================

(1) Represents amounts previously reported by Lafayette and Westport as restated for certain changes in the timing of deferred tax asset valuation allowance changes (see Note 1 - Federal Income Taxes).

The following business combinations have been accounted for using the purchase method-

On August 30, 1996, the Company acquired Hometown Bancorporation (Hometown), a $194 million bank holding company with 2 branch locations in Fairfield County, Connecticut, for an aggregate cash consideration of $31.6 million which was $14.6 million in excess of the fair value of the net assets acquired. Hometown's banking subsidiary, The Bank of Darien, was merged into Lafayette. Since this transaction was accounted for as a purchase, Hometown's results of operations have been included in the accompanying financial statements subsequent to August 30, 1996.

On November 29, 1996, Lafayette acquired UST Bank/Connecticut, a subsidiary of UST Corp, for a cash purchase price of $13.7 million which was $6.7 million in excess of the fair value of the net assets acquired. UST Bank/Connecticut is a $111 million commercial bank with 4 branch locations in Fairfield County, Connecticut. Since this transaction was also accounted for as a purchase, UST Bank/Connecticut's results of operations have been included in the accompanying financial statements subsequent to November 29, 1996.

Pro forma results of operations have not been disclosed herein because the Hometown and UST Bank/Connecticut business combinations were not deemed to be significant.

Merger related and restructuring charges include payouts on existing employment contracts, branch and operations center closings, professional services related to the business combinations and other expenses related to the integration of the acquired companies.

In addition, during 1996, the Company purchased 4 branches with total deposits of $70.3 million for an aggregate premium of $3.6 million. The resulting core deposit intangible is being amortized to expense on a straight line basis over 5 years. The Company also sold 1 branch during the year with deposits of $9.7 million and recorded a gain of $622.

(3) CASH AND DUE FROM BANKS

Banks are required to maintain an average reserve balance with the Federal Reserve Bank. The average 1996 amount of this reserve for the Company's subsidiary banks was approximately $36,914.

(4) SECURITIES

The amortized cost and estimated market value of securities as of December 31, are summarized as follows:

                                        1996
                       ------------------------------------------
                                   GROSS UNREALIZED     ESTIMATED
                       AMORTIZED   ----------------      MARKET
                         COST      GAINS    (LOSSES)     VALUE
-----------------------------------------------------------------
AVAILABLE FOR SALE
U. S. Government      $  85,403   $   535    $    (51)  $ 85,887
U. S. Government
   agencies             496,370     3,118     (3,376)    496,112
States and political
   subdivisions          11,575         6         (2)     11,579
Other debt securities     4,344        53        (11)      4,386
Equity securities        52,730     5,088       (290)     57,528
                       ------------------------------------------
                       $650,422   $ 8,800    $(3,730)   $655,492
                       ==========================================
HELD TO MATURITY
U. S. Government       $ 76,837    $  326    $  (21)   $ 77,142
U. S. Government
   agencies             204,077     1,508     (3,117)    202,468
                       ------------------------------------------
                       $280,914   $ 1,834    $(3,138)   $279,610
                       ==========================================














                                        1995
                       ------------------------------------------
                                   GROSS UNREALIZED     ESTIMATED
                       AMORTIZED   -----------------     MARKET
                         COST      GAINS    (LOSSES)     VALUE
-----------------------------------------------------------------
AVAILABLE FOR SALE
U. S. Government       $153,056   $ 1,662      $(408)   $154,310
U. S. Government
   agencies             313,446     1,333     (1,770)    313,009
States and political
   subdivisions          10,095        30        (10)     10,115
Other debt securities    16,481       198        (52)     16,627
Equity securities         5,666     2,935       (281)      8,320
                       ------------------------------------------
                       $498,744   $ 6,158    $(2,521)   $502,381
                       ==========================================
HELD TO MATURITY
U. S. Government        $95,521   $ 2,438    $   (18)    $97,941
U. S. Government
   agencies             198,536     2,300     (1,192)    199,644
                       ------------------------------------------
                       $294,057   $ 4,738    $(1,210)   $297,585
                       ==========================================

The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                      ESTIMATED
                                        AMORTIZED      MARKET
                                          COST          VALUE
----------------------------------------------------------------
AVAILABLE FOR SALE
Due in one year or less                  $ 55,976     $  56,211
Due after one year through five years     394,481       394,935
Due after five years through ten years     13,089        12,871
Due after ten years                        35,801        34,792
                                         -----------------------
                                          499,347       498,809
Mortgage-backed securities                 98,345        99,154
Equity securities                          52,730        57,529
                                         -----------------------
                                         $650,422      $655,492
                                         =======================
HELD TO MATURITY
Due in one year or less                  $ 39,996     $  40,107
Due after one year through five years     146,593       145,781
Due after five years through ten years     19,579        18,754
Due after ten years                        22,640        22,259
                                         -----------------------
                                          228,808       226,901
Mortgage-backed securities                 52,106        52,709
                                         -----------------------
                                         $280,914      $279,610
                                         =======================

Securities with an amortized cost basis of $36,489 and an estimated market value of $36,143 previously held by Urban and Jefferson, and classified as held-to-maturity were reclassified as available for sale upon consummation of the acquisitions of Urban and Jefferson to maintain the Company's interest rate risk positions.

In December 1995, the Financial Accounting Standards Board issued a special report- "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities". This special report allowed the Company to make a one-time reclassification of securities within the categories without tainting other securities held-to-maturity. In December 1995, the Company reclassified securities with an amortized cost basis of $316,828 and an estimated market value of $310,915 from held-to-maturity to available for sale. Securities with an amortized cost of $24,998 and an estimated market value of $24,749 were sold in December 1995, resulting in a realized loss of $249.

In July, 1994, the Company transferred securities with an amortized cost basis of $117,393 and an estimated market value of $116,696 from available for sale to held to maturity. The transfer resulted from the Company's review of its interest rate risk position in connection with the acquisition of Washington Bancorp, Inc. As of December 31, 1995 and 1994 these securities are included in held to maturity at the estimated fair value at the transfer date, and the unrealized loss is being accreted over the remaining life of the securities.

In December 1994, the Company transferred securities with an amortized cost basis of $99,721 and an estimated market value of $98,698 from held to maturity to available for sale. Securities with an amortized cost of $50,295 and an estimated market value of $49,996 were immediately sold resulting in a realized loss of $299. The purpose of a portion of the transfer and sale was to fund the purchase price and repay assumed debt related to the acquisition of Shoppers Charge Accounts Co. (Shoppers). As a result of the Shoppers business combination, the Company transferred securities with an amortized cost basis of $48,210 and an estimated fair value of $47,486 from held to maturity to available for sale. The purpose of the transfer was to maintain the Company's interest rate risk position and to adjust for the credit risk associated with the purchase of credit card receivables. Sales of securities for the year ended December 31 are summarized as follows:

                                1996        1995         1994
---------------------------------------------------------------
   Proceeds from sales        $103,767     $158,476     $89,963
   Gross gains from sales        2,024        2,208          25
   Gross losses from sales      (1,037)      (1,222)       (442)

Securities with a book value of $122,562 and $107,740 at December 31, 1996 and 1995, respectively, are pledged to secure public funds, repurchase agreements and for other purposes as required by law.

(5) LOANS AND THE ALLOWANCE FOR POSSIBLE LOAN LOSSES

The Company's loan portfolio is diversified with no industry comprising greater than 10% of the total loans outstanding. Real estate loans are primarily made in the local lending area of the subsidiary banks.

The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

A summary of the activity in the allowance for possible loan losses is as follows-

                                  1996       1995       1994
----------------------------------------------------------------
Balance at January 1             $30,105    $30,958     $33,463
Additions (deductions)-
   Provision charged to expense   12,295      9,515       9,309
   Allowance acquired through
     mergers or acquisitions       4,658        --         4,717
   Recoveries on loans
     previously charged off        2,316      2,711       2,643
   Loans charged off             (14,221)   (13,168)    (20,609)
   Transfers from assets
     held for sale or reserve for
     foreclosed property losses      --           89       1,435
                                 -------------------------------
Balance at December 31           $35,153    $30,105     $30,958
                                 ===============================












(6) NONPERFORMING ASSETS

The following table presents information related to loans which are on nonaccrual, contractually past due ninety days or more as to interest or principal payments and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors' financial difficulties.

                                               DECEMBER 31,
                                          -----------------------
                                           1996         1995
-----------------------------------------------------------------
Nonaccrual loans                          $29,029       $23,700
Renegotiated loans                          2,779         1,879
                                          -----------------------
     Total nonperforming loans            $31,808       $25,579
                                          =======================
90 days or more past due and
     still accruing                       $ 8,531       $ 6,221
                                          =======================

                                          YEAR ENDED DECEMBER 31,
                                          -----------------------
Gross interest income which
     would have been recorded
     under original terms                 $ 2,684       $ 2,519
                                          =======================
Gross interest income recorded
     during the year                      $   367       $   584
                                          =======================

In May 1993 and October 1994, the Financial Accounting Standards Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 118," Accounting by Creditors

--------------------------------------------------------------------------------
26

--------------------------------------------------------------------------------

for Impairment of a Loan - Income Recognition and Disclosure." As defined in SFAS 114 and 118, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 and 118 require that the measurement of impairment of a loan be based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Bank will be required to establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses.

The Company adopted these standards as of January 1, 1994 with no material effect on its results of operations.

At December 31, 1996 and 1995 impaired loans, comprised principally of nonaccruing loans, totaled $31,747 and $28,637, respectively. The allowance for possible loan losses related to such impaired loans was $6,020 and $3,519 at December 31, 1996 and 1995, respectively.

Included in the consolidated balance sheets as of December 31, 1996 and 1995 is $5,347 and $5,581, respectively, of net cash surrender value (net of insurance premium loans in the amount of $1,521 and $585, respectively) pertaining to life insurance policies issued by a company (affiliated with Confederation Life Insurance Company of Canada) which was placed in rehabilitation during 1994. Although uncertainties exist as a result of the rehabilitation process and although the Company has ceased accruing interest on this asset, the information available to the Company does not indicate that this asset (which is not included in the preceding nonperforming asset table) is impaired.

(7) LOANS TO RELATED PARTIES

In the ordinary course of business, subsidiary banks have extended credit to various directors, officers and their associates.

The aggregate loans outstanding to related parties are summarized below for the year ended December 31, 1996-

       Balance at January 1                             $14,969
       New loans issued                                   5,887
       Repayment of loans                                  (394)
       Loans to former directors                         (9,249)
                                                        --------
       Balance at December 31                           $11,213
                                                        ========
(8) PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31-

                                            1996          1995
----------------------------------------------------------------
Land                                      $ 8,959       $ 8,758
Premises                                   41,224        37,651
Furniture, fixtures and equipment          29,468        24,773
                                          ----------------------
                                           79,651        71,182
Less- Accumulated depreciation            (36,141)      (29,022)
                                          ----------------------
                                          $43,510       $42,160
                                          ======================

Depreciation and amortization expense for premises and equipment for 1996, 1995 and 1994 amounted to $5,135, $5,015 and $5,059, respectively.

(9) INCOME TAXES

The components of the provision (benefit) for income taxes for the year ended December 31 are as follows-

                                  1996       1995         1994
---------------------------------------------------------------
Federal-
   Current                       $13,858    $ 6,088     $ 5,712
   Deferred                       (2,818)     6,539       4,495
State                                559      1,887       2,388
                                 ------------------------------
   Total provision for
   income taxes                  $11,599    $14,514     $12,595
                                 ==============================

A reconciliation of the provision for income taxes, as reported, with the Federal income tax at the statutory rate of 35 percent for the year ended December 31 is as follows:

                                  1996        1995        1994
----------------------------------------------------------------
Tax at statutory rate            $11,584    $17,155     $12,234
Increase (decrease) in taxes
     resulting from-
   Tax-exempt income                (424)      (495)       (715)
   State income taxes, net of
   Federal income tax benefit        363      1,226       1,552
   Reversal of reserves no
     longer deemed necessary         --       (2,076)        --
   Change in valuation allowance  (1,250)    (2,861)     (1,296)
   Other, net                      1,326      1,565         820
                                 -------------------------------
       Provision (benefit) for
       income taxes              $11,599    $14,514     $12,595
                                 ===============================

Significant components of deferred tax assets and liabilities are as follows:













                                          DECEMBER 31,
                                  -------------------------------
                                  1996        1995         1994
-----------------------------------------------------------------
Deferred Tax Assets (Liabilities):
  Allowance for possible
     loan losses                  $14,061    $10,605     $ 6,595
  Federal and state tax
      operating loss
      carryforwards                 6,349     11,288      15,711
  Director and officer
    compensation plans              1,189      1,212       1,245
  Purchased mortgage
    servicing rights                1,067      1,140       1,250
  Allowance for losses on
    other real estate                 902        826       1,259
  Depreciation                      1,116        503         336
  Unrealized (gain) loss on
    available for sale securities  (2,002)    (1,471)      1,684
  Acquisition expenses              2,692        --           --
  Other                             2,319      1,659        (304)
                                  -------------------------------
                                   27,693     25,762      27,776
  Valuation Allowance                --       (1,250)     (4,726)
                                  -------------------------------
  Net Deferred Tax Asset          $27,693    $24,512     $23,050
                                  ===============================

Management periodically evaluates the realizability of its deferred tax asset and will adjust the level of the valuation allowance if it is deemed more likely than not that all or a portion of the asset is realizable.

As of December 31, 1996, the Company had approximately $15,000 and $25,000 in Federal and state carryforwards, respectfully, available for tax reporting purposes resulting from the Lafayette business combination which are subject to certain limitations as to the amount which may be utilized in any given year.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(10) PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company and its acquired subsidiaries have certain pension plans which cover eligible employees. The plans provide for payments to qualified employees based on salary and years of service. The Company's funding policy for these plans is to make the maximum annual contributions allowed by the applicable regulations.

Net pension cost includes the following-

                                   1996       1995         1994
----------------------------------------------------------------
Service cost -- benefits earned
   during the year                $1,055       $876        $728
Interest cost on projected
   benefit obligation              1,480      1,382         996
Actual return on plan assets      (2,816)    (3,977)       (719)
Net amortization and deferral      1,322      2,687        (351)
                                  ------------------------------
   Net periodic pension cost      $1,041       $968        $654
                                  ==============================

Assumptions used by HUBCO in the accounting for its plans in 1996, 1995 and 1994 were:

                                    1996          1995      1994
------------------------------------------------------------------
Weighted average
   discount rate                 7.0%-7.75%       7.0%        7.0%
Rate of increase in
   compensation                   4.0%-5.0%       4.0%        4.0%
Expected long-term rate of
   return on assets               8.0%-8.5%       8.0%        8.0%

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31 for the Company's plans:

                                             1996          1995
----------------------------------------------------------------
Actuarial present value of benefit
   obligations-
     Accumulated benefit
       obligation, including vested
       benefits of $18,894 and
       $18,145 for 1996 and
       1995, respectively                 $19,348       $18,679
                                          ======================
     Projected benefit obligation for
       service rendered to date           $22,553       $15,206
     Plan assets at fair value             22,806        16,035
                                          ----------------------
     Projected benefit obligation
       less than plan assets                  253           829
     Unrecognized portion as of
       December 31, of net asset
       existing at date of adoption of
       FASB Statement No. 87                 (377)         (100)
     Prior service cost not yet
       recognized in net periodic
       pension cost                         1,200           920
     Unrecognized net asset at
       December 31                           (479)         (735)
                                          ----------------------
     Prepaid pension costs included
       in other assets                       $597          $914
                                          ======================

The Company and its acquired subsidiaries have five 401(k) savings plans covering substantially all of their employees. Under the Plans, the Company matches varying percentages of the first 6% of the employee's contribution. The Company's contributions under these Plans were approximately $654, $598 and $282 in 1996, 1995 and 1994, respectively.

Except for the pension plans, the Company does not provide any significant post-retirement benefits.

(11) DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100, was approximately $112,943 and $61,772 in 1996 and 1995, respectively.

The scheduled maturities of certificates of deposit are as follows at December 31, 1996-

                  1997                      $671,761
                  1998                       104,058
                  1999                        29,551
                  2000                        12,673
                  2001 and thereafter          8,363
                                            --------
                                            $826,406
                                            --------

(12) BORROWINGS

The following is a summary of borrowings at December 31-

                                             1996          1995
----------------------------------------------------------------
Federal Home Loan Bank advances          $110,000     $   8,315
Securities sold under agreements
   to repurchase                           56,911        34,542
Federal funds purchased                    17,500        11,316
Treasury, Tax and Loan note                   893         7,288
Other borrowings                            2,675         1,521
                                         -----------------------
   Total borrowings                      $187,979       $62,982
                                         =======================

Information concerning securities sold under agreements to repurchase is summarized as follows at December 31-

                                             1996          1995
---------------------------------------------------------------
Average daily balance during the year     $58,734       $69,198
Average interest rate during
   the year                                 3.43%         4.64%
Maximum month-end balance during
   the year                                97,649       106,801

Mortgage-backed securities underlying the agreements at December 31-

                                             1996          1995
---------------------------------------------------------------
Carrying value                            $57,470       $32,035
Estimated fair value                      $57,709       $32,496

(13) SUBORDINATED DEBT

In September, 1996, the Company sold $75,000 aggregate principal amount of subordinated debentures. The debentures, which mature in 2006, bear interest at 8.20% per annum payable semiannually. In January, 1994, the Company sold $25,000 aggregate principal amount of subordinated debentures. The debentures, which mature in 2004, bear interest at 7.75% per annum payable semi-annually.

(14) STOCKHOLDERS' EQUITY

On October 13, 1994, the Company announced that its Board of Directors had approved a 3-for-2 stock split effective January 14, 1995 to record holders of HUBCO Common Stock on January 3, 1995. On November 15, 1996, the Company paid a 3% stock dividend to stockholders of record November 4, 1996. As a result, all share data has been retroactively restated.

--------------------------------------------------------------------------------
28

--------------------------------------------------------------------------------

In December, 1996, as part of the Westport acquisition, the Company converted all outstanding preferred shares of Westport into a new class of preferred stock. Holders of the preferred stock are entitled to dividends when and if declared by the Company's Board of Directors. Each share of the preferred stock is convertible at any time at the option of the holder thereof into 33.2175 shares of common stock, subject to certain adjustments. Each share is entitled to 33.2175 votes.

In December, 1994 the Board of Directors adopted the 1995 Stock Option Plan which provides for the issuance of up to 750,000 stock options or restricted stock grants to employees of the Company in addition to restricted stock awards previously granted. The option or grant price cannot be less than the fair market value of the common stock at the date of the grant and options are granted by the Company's restricted stock committee.

Transactions under the plan are summarized as follows:

                                     NUMBER            OPTION PRICE
                                    OF SHARES            PER SHARE
--------------------------------------------------------------------
Outstanding, December 31, 1994       463,500                 $12.46
Granted                               60,770            16.99-20.39
Cancelled                            (54,075)                 12.46
                                     -------------------------------
Outstanding, December 31, 1995       470,195            12.46-20.39
Granted                               19,570            20.04-20.87
Exercised                            (74,315)            4.14-12.83
Westport options converted           307,017             6.02-18.06
                                     -------------------------------
Outstanding, December 31, 1996       722,467           $6.02-$20.87
                                     -------------------------------

As of December 31, 1996, 656,292 shares are exercisable. In connection with the Lafayette and Growth acquisitions, the Company issued HUBCO common shares to the holders of options to purchase Lafayette or Growth common stock, the value of which was based on the value of the options on the date of acquisition.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and income per share would have been reduced to the proforma amounts indicated below.

                                              1996       1995
---------------------------------------------------------------
Net income                 As reported       $21,497    $34,565
                           Pro forma          21,421     34,459
Primary earnings
   per share               As reported         $0.93      $1.45
                           Pro forma            0.92       1.44
Fully diluted earnings
   per share               As reported         $0.93      $1.44
                           Pro forma            0.92       1.43

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used: dividend yield of 4%; risk-free interest rates of 5.64% to 6.84%; and expected life of 7 years.

The Company has a restricted stock plan in which 510,000 shares of the Company's common stock may be granted to officers and key employees. During 1996 and 1995, 4,738 and 3,914 shares of common stock were awarded which vest between two to five years from the date of grant. The value of shares issued that have not been earned ($279) and ($688) has been recorded as a reduction of stockholders' equity for 1996 and 1995, respectively. Amortization of restricted stock awards charged to expense amounted to $423 , $455 and $389 in 1996, 1995 and 1994, respectively.

On November 8, 1993, the Company's Board of Directors authorized management to repurchase up to 10 percent of its outstanding common stock each year. The program may be discontinued or suspended at any time, and there is no assurance that the Company will purchase the full amount authorized. The acquired shares are to be held in treasury to be used for stock option and other employee benefit plans, stock dividends, preferred stock conversion or in connection with the issuance of common stock in pending or future acquisitions primarily accounted for under the purchase method of accounting. During 1996, the Company purchased 971,000 shares at an aggregate cost of $19.8 million. Of these treasury shares, 578,000 were reissued in connection with the 3% stock dividend payable November 15, 1996, and 383,000 were reissued in connection with acquisitions during 1996.

Deferred compensation arrangements have been established for certain directors and management members. These plans provide for certain annual payments upon retirement. In conjunction with certain of these arrangements, Lafayette is the beneficiary under life insurance policies that it has purchased on the respective participants and other nonparticipating employees. These plans do not hold any assets.

Deferred compensation expense related to the plans for 1996, 1995 and 1994 was $241, $80 and $209, respectively.

(15) RESTRICTIONS ON BANK DIVIDENDS, LOANS OR ADVANCES

Certain restrictions exist regarding the ability of Hudson United Bank and Lafayette to transfer funds to the Company in the form of cash dividends, loans or advances. New Jersey state banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50 percent of the capital stock amount. Connecticut state banking regulations allow for the declaration and payment of cash dividends only from the current year's and the two prior year's retained net profits. As of December 31, 1996, $109,937 was available for distribution to the Company from Hudson United Bank and $13,667 was available for distribution to the Company from Lafayette.

Under Federal Reserve regulations, each of the Banks is limited as to the amounts it may loan to its affiliates, including the Company. All such loans are required to be collateralized by specific obligations. During 1994, the Company obtained a loan from Hudson United Bank for $4,000 in order to finance the purchase of its administrative facility. The loan has been collateralized by the property.

(16) LEASES

Total rental expense for all leases amounted to approximately $5,203, $4,752 and, $4,638 in 1996, 1995 and 1994, respectively. At December 31, 1996, the minimum total rental commitments under all noncancellable leases on bank premises with initial or remaining terms of more than one year were as follows-

     1997                                  $4,100
     1998                                   3,807
     1999                                   3,592
     2000                                   3,198
     2001                                   2,480
Thereafter                                 11,680


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases of other properties.

(17) COMMITMENTS AND CONTINGENT LIABILITIES

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

The Company and its subsidiaries, from time to time, may be defendants in legal proceedings. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these legal proceedings will not have a material effect on the consolidated financial statements. In the normal course of business, the Company and its subsidiaries have various commitments and contingent liabilities such as commitments to extend credit, letters of credit and liability for assets held in trust which are not reflected in the accompanying financial statements. Loan commitments, commitments to extend lines of credit and standby letters of credit are made to customers in the ordinary course of business. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. The Company's maximum exposure to credit loss for loan commitments, primarily unused lines of credit and standby letters of credit outstanding at December 31, 1996 was $315,925 and $17,675, respectively. Commitments under commercial letters of credit used to facilitate customers trade transactions were $1,485 at December 31, 1996.

(18) HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                                                                               DECEMBER 31
                                                                                       ---------------------------
BALANCE SHEETS                                                                            1996             1995
------------------------------------------------------------------------------------------------------------------
ASSETS:
Cash                                                                                    $  12,092        $   4,848
Securities-
   Available for sale                                                                      43,130           12,387
   Held to maturity                                                                         1,307              --
Investment in subsidiaries                                                                236,639          207,043
Accounts receivable                                                                           334            7,572
Premises and equipment, net                                                                 5,541            5,600
Other assets                                                                               15,400           10,183
                                                                                         -------------------------
                                                                        TOTAL ASSETS     $314,443         $247,633
                                                                                         =========================
LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable                                                                         $    251         $    768
Notes payable-subsidiary                                                                    3,194            3,566
Accrued taxes and other liabilities                                                         4,665            1,503
                                                                                         -------------------------
                                                                   TOTAL LIABILITIES        8,110            5,837
Subordinated debt                                                                         100,000           25,000
Stockholders' equity                                                                      206,333          216,796
                                                                                         -------------------------
                                          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $314,443         $247,633
                                                                                         =========================

                                                                                            YEAR ENDED DECEMBER 31
                                                                                  ------------------------------------------
STATEMENTS OF INCOME                                                               1996              1995            1994
----------------------------------------------------------------------------------------------------------------------------
INCOME:
   Cash dividends from bank subsidiaries                                          $49,041           $17,908        $ 14,261
   Interest                                                                         1,218               873           1,290
   Securities gains                                                                 1,063               813            --
   Rental income                                                                    1,093             1,714             238
   Other                                                                             --                 748            --
                                                                                  ------------------------------------------
                                                                                   52,415            22,056          15,789
EXPENSES:
   General and administrative                                                       3,482             1,729           1,781
   Interest                                                                         4,147             2,420           1,914
                                                                                  ------------------------------------------
                                                                                    7,629             4,149           3,695
                                                                                  ------------------------------------------
Income before income tax provision (benefit) and equity in
   undistributed net income (loss) of subsidiaries                                 44,786            17,907          12,094
Income tax provision (benefit)                                                     (1,453)               46            (742)
                                                                                  ------------------------------------------
                                                                                   46,239            17,861          12,836
Equity in undistributed net income (loss) of subsidiaries                         (24,742)           16,704          10,552
                                                                                  ------------------------------------------
                                                                  NET INCOME      $21,497           $34,565         $23,388
                                                                                  ==========================================

--------------------------------------------------------------------------------
30

--------------------------------------------------------------------------------


HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                                                                                    YEAR ENDED DECEMBER 31
STATEMENTS OF CASH FLOWS                                                                   1996              1995            1994
------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net income                                                                             $21,497           $34,565         $23,388
   Adjustments to reconcile net income to
     net cash provided by (used in) operating activities-
       Provision for depreciation                                                             331               186             301
       Amortization of restricted stock                                                       424               455             389
       Securities gains                                                                    (1,063)             (813)           --
       Gain on sale of interest in subsidiary                                                --                (817)           --
       Increase in investment in subsidiaries                                             (30,601)          (22,380)         (6,880)
       Decrease (increase) in accounts receivable                                           7,238            (6,451)           (644)
       Increase in other assets                                                            (5,217)           (6,116)         (3,689)
       Decrease in notes payable                                                             (372)             (372)           --
       Decrease (increase) in accounts payable                                               (517)              121          (1,847)
       Increase in accrued taxes
         and other liabilities                                                              2,576               245             956
                                                                                          ------------------------------------------
                                                      NET CASH PROVIDED BY (USED IN)
                                                                OPERATING ACTIVITIES       (5,704)           (1,377)         11,974
                                                                                          ------------------------------------------
Investing activities:
   Proceeds from sale of securities                                                        11,742            18,909            --
   Proceeds from maturities of securities                                                   1,444               196             865
   Purchase of securities                                                                 (42,284)           (5,191)        (15,651)
   Net decrease (increase) in loans                                                           426                68            (494)
   Capital expenditures                                                                      (272)           (1,116)         (7,077)
                                                                                          ------------------------------------------
                                                      NET CASH PROVIDED BY (USED IN)
                                                                INVESTING ACTIVITIES      (28,944)           12,866         (22,357)
                                                                                          ------------------------------------------
Financing activities:
   Proceeds from sale of interest in subsidiary                                              --               4,215            --
   Proceeds from issuance of common stock                                                     907             2,100              45
   Proceeds from issuance of subordinated debt                                             73,738              --            24,683
   Dividends paid                                                                         (15,425)           (9,446)         (3,959)
   Redemption of convertible preferred stock                                                 --              (2,481)           --
   Purchase of treasury stock                                                             (19,770)           (4,956)         (7,855)
   Other                                                                                    2,442                41            --
                                                                                          ------------------------------------------
                                                         NET CASH PROVIDED BY (USED
                                                            IN) FINANCING ACTIVITIES       41,892           (10,527)         12,914
                                                                                          ------------------------------------------
                                                                    INCREASE IN CASH        7,244               942           2,531
                                                           CASH AT BEGINNING OF YEAR        4,848             3,886           1,355
                                                                                          ------------------------------------------
                                                                 CASH AT END OF YEAR      $12,092           $ 4,848         $ 3,886
                                                                                          ==========================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(19)  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following quarterly financial information for the two years ended December 31, 1996 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

                                                                                        THREE MONTHS ENDED
                                                               MARCH 31          JUNE 30      SEPTEMBER 30(a)     DECEMBER 31(a)
--------------------------------------------------------------------------------------------------------------------------------
1996
Net interest income                                             $32,318          $32,693               $32,431           $33,912
Provision for possible loan losses                                2,253            2,743                 1,679             5,620
Income before income taxes                                       13,512           12,658                 3,075             3,851
Net income                                                        8,317            7,732                 1,988             3,460
 Net income per share-primary                                       .35              .33                   .09               .16
Net income per share-fully diluted                                  .35              .33                   .09               .16

1995
Net interest income                                             $33,294          $33,142               $33,113           $33,662
Provision for possible loan losses                                2,600            2,390                 2,025             2,500
Income before income taxes                                       11,235           10,543                13,965            13,336
Net income                                                        7,455            9,399                 9,655             8,056
Net income per share - primary                                      .31              .40                   .40               .34
Net income per share - fully diluted                                .31              .39                   .40               .34

(a) Net income and related per share amounts for these periods in 1996 were significantly impacted by merger related and restructuring costs resulting from the acquisitions of Lafayette and Westport (see Note 2) that were completed in the third quarter and fourth quarter, respectively.

(20) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments include cash, loan agreements, accounts receivable and payable, debt securities, deposit liabilities, loan commitments, standby letters of credit and financial guarantees, among others. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale.

Estimated fair values have been determined by the Company using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used, the estimated fair values and recorded book balances of the Company's financial instruments at December 31, 1996 and 1995 were as follows:

Cash and cash equivalents include cash and due from bank balances and Federal funds sold. For these instruments, the recorded book balance approximates their fair value.

For securities in the Company's portfolio, fair value was determined by reference to quoted market prices. In the few instances where quoted market prices were not available, prices for similar securities were used. Additional detail is contained in Note 4 to these consolidated financial statements.

                                                                   1996                                        1995
                                                     --------------------------------           ----------------------------------
                                                      ESTIMATED             RECORDED             ESTIMATED             RECORDED
                                                     FAIR VALUE            BOOK VALUE           FAIR VALUE            BOOK VALUE
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                            $153,068               $153,068             $221,091              $221,091
Securities                                            935,102                931,336              799,966               792,801

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

                                                                   1996                                        1995
                                                     --------------------------------           --------------------------------
                                                      ESTIMATED             RECORDED             ESTIMATED             RECORDED
                                                     FAIR VALUE            BOOK VALUE           FAIR VALUE            BOOK VALUE
----------------------------------------------------------------------------------------------------------------------------------
Loans, net of allowance                              $1,881,553             $1,849,202           $1,587,436            $1,621,917

The fair value of demand deposits, savings deposits and certain money market accounts approximate their recorded book balances. The fair value of fixed maturity certificates of deposit was estimated using the present value of discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

--------------------------------------------------------------------------------
32

--------------------------------------------------------------------------------

                                                                   1996                                        1995
                                                     --------------------------------          ---------------------------------
                                                      ESTIMATED             RECORDED             ESTIMATED             RECORDED
                                                     FAIR VALUE            BOOK VALUE           FAIR VALUE            BOOK VALUE
----------------------------------------------------------------------------------------------------------------------------------
Deposits                                             $2,594,386            $2,592,092           $2,439,804             $2,446,273

The fair value for accrued interest receivable, the cash surrender value of life insurance policies and for the other borrowed funds approximates their respective recorded book balance.

                                                                   1996                                        1995
                                                     --------------------------------           --------------------------------
                                                      ESTIMATED             RECORDED             ESTIMATED             RECORDED
                                                     FAIR VALUE            BOOK VALUE           FAIR VALUE            BOOK VALUE
---------------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable                            $33,204               $33,204               $22,849               $22,849
Cash surrender value of life insurance                   5,072                 5,072                 5,347                 5,347
Short-term borrowings                                  187,979               187,979                62,982                62,982

The fair value of the subordinated debt was determined by reference to quoted market prices. 1996 1995

                                                                   1996                                        1995
                                                     --------------------------------           --------------------------------
                                                      ESTIMATED             RECORDED             ESTIMATED             RECORDED
                                                     FAIR VALUE            BOOK VALUE           FAIR VALUE            BOOK VALUE
---------------------------------------------------------------------------------------------------------------------------------
Subordinated debt                                     $103,475              $100,000              $24,621               $25,000

The Company's remaining assets and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting. There is no material difference between the notional amount and estimated fair value of off-balance sheet items which are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

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

(21) REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require each of the Banks to maintain minimum amounts and ratios (set forth in the table on page 34) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and its subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notifications from applicable regulatory authorities categorized the Company and Hudson United Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. Lafayette has not had a regulatory examination since its acquisition by Hubco, but expects to undergo an examination early in 1997.

--------------------------------------------------------------------------------
                                                                              33

--------------------------------------------------------------------------------

The Bank's actual capital amounts and ratios at December 31, 1996 are presented in the following table.

                                                                                                                  TO BE WELL
                                                                                                               CAPITALIZED UNDER
                                                                                    FOR CAPITAL                PROMPT CORRECTIVE
                                                      ACTUAL                     ADEQUACY PURPOSES             ACTION PROVISIONS
                                               AMOUNT        RATIO              AMOUNT        RATIO            AMOUNT        RATIO
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996:
   Total Capital to Risk Weighted Assets:
     HUBCO                                   $281,557       14.08%            $160,003        >8.0%          $200,004       >10.0%
     Hudson United Bank                       125,438       11.76%              85,362        >8.0%           106,703       >10.0%
     Lafayette American Bank                  102,933       11.31%              72,797        >8.0%            90,961       >10.0%

   Tier I Capital to Risk Weighted Assets:
     HUBCO                                    170,954        8.55%              80,002        >4.0%           120,002        >6.0%
     Hudson United Bank                       115,203       10.80%              42,681        >4.0%            64,022        >6.0%
     Lafayette American Bank                   91,478       10.05%              36,398        >4.0%            54,598        >6.0%

   Tier I Capital to Average Assets:
     HUBCO                                    170,954        5.71%             119,722        >4.0%           149,653        >5.0%
     Hudson United Bank                       115,203        6.79%              67,853        >4.0%            84,817        >5.0%
     Lafayette American Bank                   91,478        8.54%              42,826        >4.0%            53,532        >5.0%

(22) SUBSEQUENT EVENT

On January 31, 1997, the Company issued $50,000 in capital securities offered by HUBCO Capital Trust I pursuant to Rule 144A under the Securities Act of 1933. The 8.98% capital securities will represent a preferred beneficial interest in the assets of HUBCO Capital Trust I, a statutory business trust. The Trust exists for the sole purpose of issuing the Trust Securities and investing the proceeds in 8.98% Junior Subordinated Deferable Interest Debentures to be issued by HUBCO which will mature on February 1, 2027. The capital securities will have preference over the common securities under certain circumstances with respect to cash distributions and amounts payable on liquidation. The $50,000 will be included in Tier I capital for regulatory purposes, subject to certain limitations, but will be classified as long-term debt for financial reporting purposes.

================================================================================

                                               Report of Independent
                                                 Public Accountants

To the Stockholders and Board of Directors of HUBCO, Inc.:

We have audited the accompanying consolidated balance sheets of HUBCO, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.The summarized financial data for Growth Financial Corporation are based on the financial statements of Growth Financial Corporation for 1995 and 1994 which were audited by other auditors. Their report has been furnished to us and our opinion, insofar as it relates to the data in
Note 2, concerning Growth Financial Corporation, is based solely on the report of other auditors.

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

In our opinion, based on our audit and the reports of the other auditors relative to 1995 and 1994 summarized financial data, the financial statements referred to above present fairly, in all material respects, the financial position of HUBCO, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Roseland, New Jersey
February 7, 1997

--------------------------------------------------------------------------------
34

HUBCO, INC. AND SUBSIDIARIES
============================

                  Market and Dividend Information

HUBCO, Inc. is traded on the Nasdaq National Market under the symbol of HUBC. At year end, there were approximately 3,475 common stockholders of record. The quarterly common stock and dividend information is as follows:

QUARTERLY COMMON STOCK AND DIVIDEND INFORMATION

(restated to give retroactive effect to stock dividends)

                                  1996                              1995
                      ------------------------------   --------------------------------
                                             CASH                               CASH
QUARTER ENDING          HIGH      LOW      DIVIDENDS      HIGH       LOW      DIVIDENDS
----------------------------------------------------------------------------------------
March 31              $ 21.97   $ 18.87    $ 0.165      $ 16.87   $ 14.24     $ 0.145
June 30               $ 21.12   $ 17.84    $ 0.165      $ 17.48   $ 15.02     $ 0.145
September 30          $ 21.00   $ 19.17    $ 0.165      $ 20.51   $ 16.75     $ 0.145
December 31           $ 24.87   $ 20.15    $ 0.190      $ 21.48   $ 18.69     $ 0.145

HUBCO, Inc. will provide, free of charge, to any stockholders, upon written request, a copy of the Corporation's Annual Report on Form 10-K, including the financial statements and schedules which have been filed with the Securities & Exchange Commission. Requests should be addressed to D. Lynn Van Borkulo-Nuzzo, Corporate Secretary, HUBCO, Inc., 1000 MacArthur Blvd., Mahwah, New Jersey, 07430.

Duplicate accounts and mailings are costly and often unnecessary. We can consolidate such accounts upon written request if you will notify either the Corporate Secretary at the above address or Carolyn B. O'Neill, American Stock Transfer and Trust Company, 40 Wall Street, New York, NY 10269.

DIVIDEND REINVESTMENT PLAN

If you are not enrolled in the Corporation's Dividend Reinvestment Plan and would like to join the plan, you may obtain information by writing to the Corporate Secretary at the above address.

--------------------------------------------------------------------------------
                                                                              35