Form 10-K, Exhibit 13
period 1997-12-31
HUBCO INC
filed 1998-03-31
CIK 703559

--------------------------------------------------------------------------------


                                   [GRAPHIC]


                                        HUBCO, INC.


annual report

                                      1997





                                     [LOGO]


--------------------------------------------------------------------------------

MISSION STATEMENT

     HUBCO is a SERVICE organization whose Mission is to provide superior banking SERVICE to its customers throughout the communities which it serves.

     With respect to its employees, it will provide a challenging work environment with opportunities for top performing personnel to advance within the organization.

     With respect to its shareholders, it will provide better than industry average returns on investment when combining the dividend payout with capital appreciation.

     In no event will safety and soundness be risked in a quest for higher earnings.

1998 CORPORATE PROFILE

     HUBCO, Inc. is a community banking franchise with $3.1 billion in assets. Headquartered in New Jersey, where it is the 3rd largest commercial banking company, HUBCO owns Hudson United Bank which operates 61 offices throughout northern New Jersey, Lafayette American Bank which operates 31 offices in southwestern Connecticut, and several joint ventures which provide computer services, insurance products, and offer stocks, bonds, and mutual funds to customers.

     The company offers a full array of innovative products and services to the retail and commercial markets including imaged checking accounts, 24-hour telephone banking, bilingual ATMs, loans by phone, alternative investments, insurance products, trust services, mortgages, consumer loans, and a wide variety of commercial loans and services including international services, cash management, asset-based loans, SBA loans and private label credit programs.

     HUBCO's bank subsidiaries serve small and mid-sized businesses as well as consumers in their market areas in New Jersey and Connecticut. Our exclusive focus on local markets combined with a closely-knit organization allows our customers direct access to senior management and provides HUBCO with a competitive advantage in attracting and maintaining customers.

     Providing there are no changes in our current economic assumptions, our long-term financial objectives include:

     o    Maintaining a return on average assets in excess of 1.5%.

     o    Maintaining a 20% plus return on shareholders' equity.

     o    Achieving earnings growth of 10% in 1998.

Table of Contents

Chairman's Letter                          1
Executive Management                       2
Summary of Selected
  Financial Data                           7
Management's Discussion
  & Analysis                               8
Consolidated Balance Sheets               22
Consolidated Statements
  of Income                               23
Consolidated Statements
  of Changes in
  Stockholders' Equity                    24
Consolidated Statements
  of Cash Flows                           26
Notes to Consolidated
  Financial Statements                    27
Report of Independent
  Public Accountants                      42
Market and Dividend
  Information                             43
Directors and Officers                    44
Advisory Councils                         45
Branch Offices                            47


                                PRESENT FRANCHISE


                                     [MAP]


LEGEND:
Hudson United Bank
Lafayette American Bank
Bank of The Hudson and MSB Bank (acquisition pending)


1997 CORPORATE HIGHLIGHTS

     JANUARY

     Announced regular cash dividend of $0.19 per common share.

     FEBRUARY

     Announced the placement of $50,000,000 in aggregate principal amount of 8.98% Capital Securities using HUBCO Capital Trust I, a statutory business trust formed under the laws of Delaware. The net proceeds are expected to be used for general corporate purposes, including acquisition opportunities. The Capital Securities qualify as Tier I capital under capital guidelines of the Federal Reserve.

     APRIL

     Announced regular cash dividend of $0.19 per common share.

     First quarter results announced, reflecting 43% increase in Earnings Per Share, from previous year.

     JULY

     Announced regular cash dividend of $0.19 per common share.

     Second quarter results announced, reflecting 61% increase in Earnings Per Share, from previous year.

     AUGUST

     Signed a Definitive Agreement to acquire Security National Bank and Trust Co., headquartered in Newark, New Jersey.

     Signed a Definitive Agreement to acquire Bank of Southington, headquartered in Southington, Connecticut.

     OCTOBER

     Signed a Definitive Agreement to acquire Poughkeepsie Financial Corporation, headquartered in Poughkeepsie, New York.

     Third quarter results announced reflecting 21% increase in Earnings Per Share, from previous year (excluding non-recurring charges in 1996).

     Announced 3% stock dividend and an increase in regular cash dividend to $0.20 per common share.

     DECEMBER

     Signed a Definitive Agreement to acquire MSB Bancorp, Inc. headquartered in Goshen, New York.

     JANUARY 1998

     Announced year end results with earnings up 30% over 1996 (excluding 1996's restructuring and acquisition costs), a Return on Average Equity of 24.4%, and a Return on Average Assets of 1.66%.

FINANCIAL HIGHLIGHTS

                                                             1997                1996                1996
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                           AS ADJUSTED (1)
---------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net Income                                                $   49,314          $   21,497          $   39,266
Net Interest Income                                          140,244             131,354             131,354
Provision for Possible Loan Losses                             7,327              12,295               8,295
Return on Average Assets                                       1.66%               0.76%               1.38%
Return on Average Stockholders' Equity                        24.36%              10.44%              19.07%

---------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Earnings Per Share:
  Basic                                                   $     2.20          $     0.91          $     1.71
  Diluted                                                       2.10                0.88                1.62
Cash Dividends Declared Per Common Share                        0.75                0.66                0.66
Book Value Per Common Share at Year-End                         8.49                9.10                9.10
Stock Price Per Common Share at Year-End                       39.13               23.79               23.79
Weighted Average Shares Outstanding:
  Basic                                                       22,157              22,508              22,508
  Diluted                                                     23,443              24,309              24,309

---------------------------------------------------------------------------------------------------------------
AT YEAR END
Total Loans                                               $1,773,806          $1,884,355          $1,884,355
Allowance for Possible Loan Losses                            37,208              35,153              35,153
Total Deposits                                             2,314,399           2,592,092           2,592,092
Securities                                                   778,075             936,406             936,406
Total Assets                                               3,046,505           3,115,687           3,115,687
Stockholders' Equity                                         186,140             206,333             206,333
Tier I Leverage Ratio                                          7.10%               5.71%               5.71%
Total Risk-Based Capital Ratio                                16.62%              14.08%              14.08%
Non-performing Loans to Total Loans                            1.93%               1.69%               1.69%
Non-performing Assets to Total Assets                          1.23%               1.20%               1.20%
Allowance for Possible Loan Losses
  to Total Loans                                               2.10%               1.87%               1.87%
Allowance for Possible Loan Losses
  to Non-performing Loans                                       109%                111%                111%

(1) Operating results exclude merger-related and restructuring charges, special one-time SAIF assessment and special provision for loan losses.


HUBCO, INC. ANNUAL REPORT 1997

TO OUR STOCKHOLDERS,
     CUSTOMERS AND FRIENDS

We are pleased to report that 1997 was a record year for profits and for profitability measures at HUBCO, Inc. For the full year, HUBCO earned $49.3 million, which was 30% higher than 1996--even when acquisition-related and restructuring expenses were eliminated from the 1996 results. Diluted earnings per share were $2.10.

For the full year, HUBCO earned a return on average equity of 24.4% and a return on average assets of 1.66%. The company's return on average equity was one of the highest in the banking industry. Our stock price benefited along with the rest of the banking industry, and HUBCO ended the year with a 60% increase in its stock price. Based on market capitalization, HUBCO, Inc. now ranks among the 100 largest commercial banks headquartered in the United States.

During 1997, the company completed the integration of its Connecticut subsidiary, Lafayette American Bank, and also began its expansion into New York State. The five acquisitions in Connecticut are all operating on one system under the name Lafayette American Bank. The bank has 31 branch offices and a strong presence in its market areas. During 1997, Paul C. Kreuch, Jr., a Connecticut native and experienced banker, was hired as President and CEO of Lafayette. Paul is focusing on growing this franchise internally, and will help drive Lafayette to become the premiere community bank serving the Connecticut market.

In October of 1997, HUBCO announced an agreement to acquire Poughkeepsie Financial Corporation and its subsidiary, Bank of The Hudson. This $880 million asset institution will be the company's first expansion into New York State. This announcement was followed by another in December 1997 when HUBCO announced an agreement to acquire MSB Bancorp, Inc. and its subsidiary, MSB Bank. MSB Bank will be merged into Bank of The Hudson to form a New York subsidiary with 32 branches and assets over $1.5 billion.

During 1998, we plan to continue our expansion through acquisitions, along with internal growth achieved by our highly qualified and motivated staff. Sales and training are being emphasized and incentive programs are continuing. With our product line complete and comparing well against our competition, we seek to differentiate our company through attitude and service levels.

Overall, our primary goal has not changed: to be a high performance community bank, capitalizing on customer and prospect preferences for a stable, community-oriented financial institution. We will achieve this by providing high quality, efficient service through knowledgeable, friendly people, and by offering a broad product line with a convenient delivery system.

We would like to acknowledge the efforts and results achieved by our staff members during this period of dramatic growth at HUBCO, and of extraordinary change within our industry. We thank the Members of The Board of Directors for their dedication, insight and advice, and our Advisory Boards for their support and help.

Finally, we wish to thank you, our stockholders, for your support as our industry continues to evolve. As depicted on this year's Annual Report cover, through determination and team work we will continue to strive to see that your investment and confidence in HUBCO are rewarded.

Sincerely,



/s/  Kenneth T. Neilson
Kenneth T. Neilson
Chairman, President and
Chief Executive Officer

EXECUTIVE MANAGEMENT

One of HUBCO's greatest assets is its strong Executive Management team. Individuals who are committed to maximizing the return on your investment and dedicated to exercising sound judgement in managing banking risks.

[PHOTO]

KENNETH T. NEILSON, Chairman, President and Chief Executive Officer

Mr. Neilson has been President of HUBCO, Inc. and Hudson United Bank since September 1989. In 1996, he was named Chairman of the Board for both HUBCO and Hudson United. Mr. Neilson joined Hudson United Bank in October 1983 and served as First Senior Vice President/Senior Loan Officer and Assistant to the President. He is a graduate of St. Olaf College and the Stonier Graduate School of Banking. Mr. Neilson is the Chairman of the New Jersey Bankers Association and serves on its Board of Trustees. He is on the Board of Trustees of St. Thomas Aquinas College and the Board of Governors of the Ramapo College Foundation. He is the past Chairman of the Hudson County Chamber of Commerce. Mr. Neilson also serves on the Nominating Committee of the Bergen Council of the Boy Scouts of America.

[PHOTO]

D. LYNN VAN BORKULO-NUZZO, ESQ., Executive Vice President and Corporate
     Secretary

Ms. Van Borkulo-Nuzzo joined Hudson United Bank in 1967 and has worked at the branch level and in various departments throughout the bank. She was promoted to First Senior Vice President, Corporate Affairs in 1988, Corporate Secretary in 1990, and was promoted to Executive Vice President in January 1995. Her areas of responsibility include Corporate Affairs, Compliance, Legal, Regulatory Affairs, Marketing, Shareholder and Investor Relations, and Trust. She serves as a Director of Lafayette American Bank and is President of United Financial Services, Inc. Ms. Van Borkulo-Nuzzo is a graduate of St. Peter's College and received her Law Degree from Seton Hall Law School. Ms. Van Borkulo-Nuzzo also is a graduate of the National Graduate Trust School at Northwestern University. She is President of the William F. Grupe Foundation, Chairperson of the New Jersey Bankers Association (NJBA) Bank Lawyers Council, and serves on the NJBA Legislation Committee and the American Bankers Association Bank Counsel Committee. Ms. Van Borkulo-Nuzzo is also a member of the American Society of Corporate Secretaries.

[PHOTO]

A. ROGER BOSMA, Executive Vice President

Roger Bosma joined HUBCO, Inc. in early 1997 as Chief Credit Officer. He presently serves as acting Director of Human Resources and upon acquisition of Bank of The Hudson, will serve as President of that bank subsidiary. Prior to joining HUBCO, Mr. Bosma served as President and Chief Executive Officer of Independence Bank of New Jersey. He graduated from Empire State College, the Stonier Graduate School of Banking and the National Commercial Lending Graduate School. Mr. Bosma is Chairman of the Small Bank Advisory Committee of the Robert Morris Association, as well as a member of the Lending/Finance Council. He is a member of the New Jersey Bankers Association, Community Bankers Committee. Mr. Bosma is a Board Member of Paterson Habitat for Humanity, and currently is Chairman of Habitat's Corporate Challenge. He is also on the board of governors of Ramapo College, and the President's Council of St. Thomas Acquinas College.

HUBCO, INC. ANNUAL REPORT 1997

[PHOTO]

JOSEPH F. HURLEY, Executive Vice President and Chief Financial Officer

Mr. Hurley joined HUBCO in 1997 as Chief Financial Officer with responsibilities for the Treasury, Investment Management and Controllership functions. He previously served as Deputy Corporate Controller at Banker Trust and as Corporate Controller at HSBC Securities and at Westpac Banking Corporation. Most recently, Mr. Hurley was Associate Comptroller at Prudential Insurance Company. He began his career with Price Waterhouse LLP and is a Certified Public Accountant. Mr. Hurley holds a Bachelor of Arts degree in Economics and a Masters of Business Administration from Rutgers University.

[PHOTO]

PAUL C. KREUCH, JR., President and Chief Executive Officer, Lafayette American
     Bank

In 1997, Paul C. Kreuch, Jr. joined Lafayette American Bank as President and Chief Executive Officer. Prior to this appointment, he served as Executive Vice President of NatWest Bank, N.A., and as President, Chief Executive Officer and Director of its New York subsidiary, National Westminster Bank USA. Before joining NatWest, Mr. Kreuch was a Senior Vice President with Connecticut National Bank, and was previously with Wachovia Bank and Trust Company and Pittsburgh National Bank. Mr. Kreuch holds a BA degree from Allegheny College, and is a graduate of Stonier Graduate School of Banking at Rutgers University and the Advanced Executive Program at the Graduate School of Management at Northwestern University. He presently serves on the Best Practices Council of the National Association of Corporate Directors.

[PHOTO]

JOHN F. McILWAIN, Executive Vice President and Chief Credit Officer

Mr. McIlwain joined Hudson United Bank in July 1992. His responsibilities include the Credit Policy and Administration, Loan Compliance, Loan Review, and Loan Workout. During much of 1997, he served as President and CEO of Lafayette American Bank. Before joining Hudson United, Mr. McIlwain spent most of his banking career at Irving Trust/Irving Bank Corporation, serving as Senior Vice President and Deputy Group Executive, Community Banking Group. He holds a Bachelor of Arts degree in Economics from Duke University and a Masters of Business Administration in Finance from New York University. Mr. McIlwain is a member of the Executive Board of the Bergen Council of the Boy Scouts of America.

[PHOTO]

THOMAS R. NELSON, Executive Vice President, Chief Operating Officer, HUBCO,
     Inc., President, Shoppers Charge Accounts Co.

Mr. Nelson joined Hudson United Bank as a result of the acquisition of Shoppers Charge Accounts Co. in 1994. His responsibilities include the management of Shoppers Charge as well as HUBCO's customer call center, consumer lending, loan operations, general services, system technology, including Year 2000 issues and work flow within the company. Mr. Nelson, who has over 30 years of experience in the retail credit industry, joined Shoppers Charge in 1991 as Executive Vice President and Chief Operating Officer. Previously he was Vice President of Credit Operations at R.H. Macys after spending 22 years in a variety of credit management positions at Sears Roebuck & Company. Mr. Nelson is past President of the Consumer Credit Association of Metropolitan N.Y., and he attended American International College.

[PHOTO]

THOMAS J. SHARA, Executive Vice President

Mr. Shara joined Hudson United Bank in 1980. He now serves as Executive Vice President of HUBCO, Inc. and serves as Executive Vice President and Senior Loan Officer of Hudson United Bank. He brings over 15 years of commercial lending experience to HUBCO and Hudson United. Mr. Shara graduated from Fairleigh Dickinson University, where he also earned a Masters in Business Administration. Currently, Mr. Shara is President of the Commercial Loan Committee of New Jersey Banker's Association (NJBA) and is also President of the NJBA's Lender Environmental Advisory Committee. In addition, he serves on the Board of Trustees of the Boys and Girls Club of Paterson, New Jersey.

HUBCO, INC. BOARD OF DIRECTORS

[PHOTO]   KENNETH T. NEILSON                 [PHOTO]   W. PETER MCBRIDE
          CHAIRMAN, PRESIDENT & CEO,                   PRESIDENT,
          HUBCO, INC. &                                MCBRIDE ENTERPRISES, INC.
          HUDSON UNITED BANK


[PHOTO]   ROBERT J. BURKE                    [PHOTO]   CHARLES F.X. POGGI
          PRESIDENT,                                   PRESIDENT,
          UNION DRY DOCK & REPAIR CO.                  THE POGGI PRESS



[PHOTO]   DONALD P. CALCAGNINI               [PHOTO]   DAVID A. ROSOW
          CHAIRMAN, LAFAYETTE                          CHAIRMAN,
          AMERICAN BANK                                ROSOW AND CO., INC.



[PHOTO]   JOAN DAVID                         [PHOTO]   JAMES E. SCHIERLOH
          EDUCATOR                                     CHAIRMAN EMERITUS




[PHOTO]   THOMAS R. FARLEY, ESQ.             [PHOTO]   SISTER GRACE FRANCES
          RETIRED                                      STRAUBER
                                                       CHAIRPERSON,
                                                       FRANCISCAN HEALTH CARE
                                                       SYSTEM OF NEW JERSEY

[PHOTO]   BRYANT D. MALCOLM                  [PHOTO]   JOHN H. TATIGIAN, JR.
          PRESIDENT,                                   SENIOR VICE PRESIDENT,
          MALCOLM O BROOKER                            PETER PAUL-HERSHEY
          COMPANY, INC.

HUBCO, INC. ANNUAL REPORT 1997

[PHOTO]   HUBCO, INC.

          SENIOR MANAGEMENT

          (standing l. to r.)
          Michael J. Maloney, Senior Vice President; Donald W. Lowery, Senior Vice President; Chris A. Witkowski, Senior Vice President and Controller; John R. Oliver, Senior Vice President; Margaret Warianka, First Senior Vice President and Auditor; Jeffrey E. Thomas, Senior Vice President; John Cina, Senior Vice President

          (seated l. to r.)
          John Burk, Senior Vice President; Thomas R. Keady, Senior Vice President; Lawrence E. Nachman, Senior Vice President

[PHOTO]   HUDSON UNITED BANK

          BOARD OF DIRECTORS

          (standing l. to r.)
          Joseph R. Pfeifer, Bryant D. Malcolm, Kenneth T. Neilson, Chairman, Joan David, Emilio A. Pelaez, Jr., Charles F.X. Poggi

          (seated l. to r.)
          Robert J. Burke, Joseph A. Tighe, Jr.

          (not pictured)
          Thomas R. Farley, Esq., W. Peter McBride, James E. Schierloh, Sister Grace Frances Strauber

[PHOTO]   HUDSON UNITED BANK

          SENIOR MANAGEMENT

          (standing l. to r.)
          Luis A. Nieves, Senior Vice President; John N. Calley, Senior Vice President and Investment Officer; Saliann Scarpulla, Senior Vice President and Bank Counsel; Michael M. O'Brien, First Senior Vice President, Trust Department; Anthony V. Bilotta, Jr., Senior Vice President

          (seated l. to r.)
          David S. Yanagisawa, Senior Vice President; Peter H. Streelman, Senior Vice President

[PHOTO]   LAFAYETTE AMERICAN BANK

          BOARD OF DIRECTORS

          (standing l. to r., back row)
          Paul C. Kreuch, Jr., President and CEO; Gary R. Ginsberg, Esq.; William A. Brennan; Douglas D. Milne, III; Roman F. Garbacik, Esq.

          (front row)
          Donald P. Calcagnini, Chairman; John H. Tatigian, Jr.; Donald W. Harrison

          (not pictured)
          John F. McIlwain; Roderick C. McNeil, III; Enzo R. Montesi; Kenneth T. Neilson; Leif H. Olsen; William D. Rueckert; David A. Rosow; Louis F. Tagliatela, Sr.; D. Lynn Van Borkulo-Nuzzo

[PHOTO]   LAFAYETTE AMERICAN BANK

          SENIOR MANAGEMENT

          (standing  l. to r., back row)
          Geoffrey K. Milne, Bank Counsel; Paul C. Kreuch, Jr., President and CEO; Richard T. Cummings, Jr., Regional President; Robert J. Connelly, Senior Vice President and Senior Credit Officer

          (front row)
          Raymond J. Peach, Regional President; Donald P. Calcagnini, Chairman; Mark Jenusaitis, Senior Vice President

HUBCO, INC. ANNUAL REPORT 1997

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)          1997         1996         1995         1994       1993(1)
-----------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31
INTEREST AND FEE INCOME                          $  218,041   $  204,182   $  203,651   $  170,929    $  149,528
INTEREST EXPENSE                                     77,797       72,828       70,440       53,126        50,771
NET INTEREST INCOME                                 140,244      131,354      133,211      117,803        98,757
PROVISION FOR POSSIBLE LOAN LOSSES                    7,327       12,295        9,515        9,309        31,917
TOTAL NONINTEREST INCOME                             41,107       30,276       28,225       22,420        24,571
NONINTEREST EXPENSE                                  93,593      116,239      102,842       94,931        97,098
INCOME BEFORE INCOME TAXES                           80,431       33,096       49,079       35,983        (5,687)
NET INCOME                                           49,314       21,497       34,565       23,388        (6,008)

-----------------------------------------------------------------------------------------------------------------
PER SHARE DATA
EARNINGS PER SHARE:
  BASIC                                          $     2.20   $     0.91   $     1.52   $     1.13   $    (0.36)
  DILUTED                                              2.10         0.88         1.43         1.02          (0.31)
CASH DIVIDENDS DECLARED
  PER COMMON SHARE                                     0.75         0.66         0.56         0.34          0.29
BOOK VALUE PER COMMON SHARE
  AT YEAR END                                          8.49         9.10         9.37         8.37          6.53
WEIGHTED AVERAGE SHARES OUTSTANDING
  (IN THOUSANDS):
  BASIC                                              22,157       22,508       22,127       20,367        16,687
  DILUTED                                            23,443       24,309       24,205       23,013        19,267
COMMON SHARES OUTSTANDING
  (IN THOUSANDS):                                    21,912       22,273       22,781       21,898        17,407

-----------------------------------------------------------------------------------------------------------------
AT DECEMBER 31
SECURITIES AVAILABLE
  FOR SALE                                       $  550,505   $  655,492   $  502,381   $  213,815    $  179,267
SECURITIES HELD TO MATURITY                         227,570      280,914      294,057      715,509       599,587
LOANS, NET OF UNEARNED
  AND DEFERRED FEES                               1,773,806    1,884,355    1,652,022    1,569,059     1,303,397
TOTAL ASSETS                                      3,046,505    3,115,687    2,778,416    2,770,667     2,322,713
DEPOSITS                                          2,314,399    2,592,092    2,446,273    2,414,999     2,103,895
LONG-TERM DEBT                                      150,000      100,000       25,000       25,000            --
TOTAL STOCKHOLDERS' EQUITY                          186,140      206,333      216,796      187,305       117,965

-----------------------------------------------------------------------------------------------------------------
PERFORMANCE RATIOS
NET INTEREST MARGIN                                   5.20%        5.05%        5.35%        5.03%         4.75%
EFFICIENCY RATIO                                     50.43        68.13        61.27        63.90         73.20
RETURN ON AVERAGE ASSETS                              1.66         0.76         1.27         0.91         (0.27)
RETURN ON AVERAGE EQUITY                             24.36        10.44        17.31        15.77         (5.01)

-----------------------------------------------------------------------------------------------------------------
CAPITAL RATIOS (2)
TIER 1 LEVERAGE RATIO                                 7.10%        5.71%        7.56%        6.28%         7.22%
TOTAL RISK-BASED CAPITAL RATIO                       16.62        14.08        17.21        16.71         14.85

(1) HUBCO HAS NEVER REPORTED AN ANNUAL OR QUARTERLY LOSS. THE LOSS SHOWN HERE RESULTS FROM THE RETROACTIVE APPLICATION OF POOLING OF INTERESTS ACCOUNTING.

(2) CAPITAL RATIOS FOR THE YEARS 1993 THROUGH 1995 ARE AS PREVIOUSLY STATED AND DO NOT CONSIDER THE RETROACTIVE APPLICATION OF POOLING OF INTEREST TRANSACTIONS

                                                                         [PHOTO]

MANAGEMENT'S DISCUSSION AND ANALYSIS
(IN THOUSANDS, EXCEPT SHARE DATA)

ACQUISITION SUMMARY

HUBCO, Inc. began its acquisition program in the fall of 1990. Since that time, the company has completed nineteen acquisitions, including two which were completed in the first quarter of 1998. The Company also has two pending acquisitions which it expects to close by the second quarter of 1998. Through these acquisitions, the company has grown from a $550 million banking company to a community banking franchise which will have assets of approximately $4.9 billion upon completion of all pending acquisitions. The acquisition program has been utilized to achieve efficiencies and to distribute the cost of new products and technologies over a larger asset base. It is the Company's philosophy that acquisitions become accretive to earnings within a short time frame, generally within one year. The financial results of these acquisitions are difficult to measure other than on an as-reported basis each quarter because pooling of interest transactions change historical results from those actually reported by HUBCO.

On January 12, 1996, the Company acquired Growth Financial Corp. (Growth) and merged its subsidiary bank, Growth Bank, into Hudson United Bank (Hudson). Growth Bank was a $128 million bank with 3 branch locations, headquartered in Basking Ridge, New Jersey.

On July 1, 1996, the Company acquired Lafayette American Bank and Trust Company (Lafayette) and continued to operate it as an independent commercial bank headquartered in Connecticut. Lafayette was a $700 million bank which operated 19 branches, primarily in Fairfield County, Connecticut.

On December 13, 1996, the Company acquired Westport Bancorp, Inc. (Westport) and merged its subsidiary bank, Westport Bank & Trust Company into Lafayette. Westport Bank & Trust Company was a $317 million bank based in Westport, Connecticut and operated 7 branch locations.

All three of these acquisitions were accounted for on the pooling-of-interests accounting method, and, accordingly, the consolidated financial statements prior to the mergers have been restated to include these institutions and their results of operations.

On August 30, 1996 the Company acquired Hometown Bancorporation (Hometown), a $194 million bank holding company headquartered in Darien, Connecticut. Hometown's 2-branch banking subsidiary, The Bank of Darien, was merged into Lafayette.

On November 29, 1996 Lafayette acquired UST Bank/Connecticut and merged it into the Connecticut franchise. UST Bank was a $111 million commercial bank with 4 branch locations. Both of these acquisitions were accounted for under the purchase method of accounting and, as such, their assets and earnings are included in the Company's consolidated results only from the date of acquisition and thereafter.

In addition, during 1996 the Company purchased 4 New Jersey branches with total deposits of $70.3 million and merged them into Hudson. The Company also sold 1 branch during the year with deposits of $9.7 million.

On April 5, 1995, Jefferson National Bank was merged with Hudson and on June 30, 1995, Urban National Bank was merged with Hudson. Both acquisitions were accounted for with the pooling-of-interests accounting method, and, therefore, the financial statements for periods prior to the merger have been restated to include the assets and results of operations of these banks. Jefferson was a $90 million bank headquartered in Passaic, New Jersey, that operated 4 branches and Urban National was a $230 million bank headquartered in Franklin Lakes, New Jersey, that operated 9 branch locations.

The Company consummated two acquisitions in the first quarter of 1998. On January 8, 1998, the Company acquired The Bank of Southington (Southington) and merged it into Lafayette. Southington was a $135 million bank with 2 branch locations, headquartered in Southington, Connecticut. The merger was treated as a pooling-of-interests for accounting purposes. Since this acquisition was closed subsequent to December 31, 1997, the financial statements for periods prior to the merger have not been restated to include the institution or its results of operations.

On February 5, 1998, the Company acquired Security National Bank & Trust Company of New Jersey (Security National) and merged Security National into Hudson. Security National was a $86 million bank and trust company headquartered in Newark, New Jersey with 4 branches in Nutley, Kearny and Newark, New Jersey. The merger was accounted for under the purchase method of accounting.

The Company also has two pending acquisitions which it expects to close by the second quarter of 1998. On October 23, 1997, the Company and Poughkeepsie Financial Corp. (PFC) announced the signing of a definitive merger agreement. Under the terms of the

HUBCO, INC. ANNUAL REPORT 1997
agreement PFC will merge into HUBCO and PFC's subsidiary bank, Bank of the Hudson, a $880 million institution headquartered in Poughkeepsie, New York will be established as a separate New York banking subsidiary of HUBCO. Bank of the Hudson has 16 branches in Rockland, Orange and Dutchess Counties in New York.

On December 16, 1997, the Company and MSB Bancorp, Inc. (MSB) announced the signing of a definitive merger agreement. Under the terms of the agreement, MSB will be merged into HUBCO and MSB's subsidiary bank, MSB Bank will be merged into Bank of the Hudson, HUBCO's New York subsidiary following the PFC acquisition. MSB Bank is a $774 million institution headquartered in Goshen, New York and operates 16 branches in Orange, Putnam and Sullivan Counties in New York.

1996 SPECIAL CHARGES SUMMARY

In 1996, the Company incurred one-time charges ("special charges") as detailed below. Further details relative to the special charges are discussed in the Noninterest Expense category.

CHARGE (IN THOUSANDS)                          PRE-TAX   AFTER-TAX
--------------------------------------------------------------------
SPECIAL SAIF ASSESSMENT                        $   825    $    512
MERGER RELATED AND
  RESTRUCTURING CHARGES --
    LAFAYETTE                                   13,018       9,016
    WESTPORT                                     8,986       5,901
                                               ---------------------
TOTAL SPECIAL CHARGES
  IN NONINTEREST EXPENSE                       $22,829     $15,429
SPECIAL PROVISION FOR
  POSSIBLE LOAN LOSSES                           4,000       2,340
                                               ---------------------
TOTAL SPECIAL CHARGES                          $26,829     $17,769
                                               =====================


RESULTS OF OPERATIONS

HUBCO, Inc. and Subsidiaries reported net income of $49.3 million for the year ended December 31, 1997 compared to $21.5 million for the year 1996 as reported, $39.3 million for the year 1996 excluding special charges and $34.6 million for 1995. Diluted earnings per share was $2.10 for 1997 compared to $0.88 for 1996 as reported and represents a 30% increase from $1.62 for 1996 excluding special charges which was a 13% increase from $1.43 for 1995. Basic earnings per share was $2.20 for 1997 compared to $0.91 as reported for 1996 and represents a 29% increase from $1.71 for 1996 excluding special charges which was a 13% increase from $1.52 for 1995.

Return on average assets was 1.66% for 1997 compared to 0.76% for 1996 as reported, 1.38% for 1996 excluding special charges and 1.27% for 1995. Return on average equity was 24.36% for 1997 compared to 10.44% for 1996 as reported, 19.07% for 1996 excluding special charges and 17.31% for 1995.


[PHOTO]

The following table presents a summary of the Company's average balances, the yields earned on average assets and the cost of average liabilities and stockholders' equity for the years ended December 31, 1997, 1996 and 1995 (dollars in thousands): Average Balances, Net Interest Income, Yields, and Rates

-------------------------------------------------------------------------------------------------------------------------------
                                             1997                             1996                               1995
-------------------------------------------------------------------------------------------------------------------------------
                                AVERAGE              YIELD/       AVERAGE              YIELD/      AVERAGE               YIELD/
                                BALANCE    INTEREST   RATE        BALANCE   INTEREST    RATE       BALANCE     INTEREST   RATE
-------------------------------------------------------------------------------------------------------------------------------
ASSETS

Interest-bearing deposits     $       -- $      --      --%     $      679 $      30    4.42%   $     1,385  $      60   4.33%
   with banks
Federal funds sold                11,165       695    6.22%         17,594     1,023    5.81%        27,384      1,575   5.75%
Securities-taxable               861,668    56,862    6.60%        855,021    53,141    6.22%       853,505     53,801   6.30%
Securities-tax exempt (1)          8,848       578    6.53%         10,617       677    6.38%        30,844      1,735   5.63%
Loans (2)                      1,819,651   160,204    8.80%      1,723,335   149,664    8.68%     1,590,663    147,241   9.26%
                              ----------------------------      ----------------------------    -------------------------------
Total Earning Assets           2,701,332   218,339    8.08%      2,607,246   204,535    7.84%     2,503,781    204,412   8.16%
Cash and due from banks          142,074                           130,449                          118,438
Allowance for loan losses        (37,250)                          (31,881)                         (31,276)
Premises and equipment            42,783                            43,484                           45,761
Other assets                     118,076                            89,556                           79,908
                              ----------                        ----------                      -----------
Total Assets                  $2,967,015                        $2,838,854                      $ 2,716,612
                              ==========                        ==========                      ===========
Taxable-equivalent
   adjustment                            $     298                         $     353                         $     761
                                         ---------                         ---------                         ---------

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest-bearing
   transaction accounts       $  476,959 $   8,891    1.86%     $  455,882 $   9,574    2.10%   $   413,185  $  10,329   2.50%
Savings accounts                 589,972    11,333    1.92%        634,579    13,335    2.10%       689,277     16,858   2.45%
Time deposits                    718,661    33,631    4.68%        805,948    39,795    4.94%       768,253     34,490   4.49%
                              ----------------------------      ----------------------------    ------------------------------
Total Interest-Bearing
   Deposits                    1,785,592    53,855    3.02%      1,896,409    62,704    3.31%     1,870,715     61,677   3.30%
Short-term borrowings            216,173    11,509    5.32%        135,541     6,219    4.59%       110,704      6,610   5.97%
Long-term debt                   145,205    12,433    8.56%         47,483     3,905    8.22%        25,000      2,153   8.61%
                              ----------------------------      ----------------------------    ------------------------------
Total Interest-Bearing
   Liabilities                 2,146,970    77,797    3.62%      2,079,433    72,828    3.50%     2,006,419     70,440   3.51%
Demand deposits                  580,444                           524,017                          487,031
Other liabilities                 37,191                            29,477                           23,441
Stockholders' equity             202,410                           205,927                          199,721
                              ----------                        ----------                      -----------
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY      $2,967,015                         $2,838,854                      $2,716,612
                              ==========                        ==========                      ===========

Net Interest Income                       $140,542                          $131,707                          $133,972
                                          ========                          ========                          ========

Net Interest Margin (3)                               5.20%                             5.05%                            5.35%
                                                      ====                              ====                             ====

(1) The tax equivalent adjustments for the years ended December 31, 1997, 1996 and 1995 were $202, $237 and $607, respectively, and are based on a tax rate of 35%.

(2) The tax equivalent adjustments for the years ended December 31, 1997, 1996 and 1995 were $96, $116 and $154, respectively, and are based on a tax rate of 35%. Average loan balances include nonaccrual loans and loans held for resale.

(3) Represents tax equivalent net interest income divided by interest-earning assets.

HUBCO, INC. ANNUAL REPORT 1997

The following table presents the relative contribution of changes in volumes and changes in rates to changes in net interest income for the periods indicated. The change in interest income and interest expense attributable to the combined impact of both volume and rate has been allocated proportionately to the change due to volume and the change due to rate (in thousands):

CHANGES IN TAXABLE EQUIVALENT
NET INTEREST INCOME-RATE/VOLUME ANALYSIS

                                       INCREASE/(DECREASE)                INCREASE/(DECREASE)
                                         1997 OVER 1996                     1996 OVER 1995
                                --------------------------------------------------------------------
                                 VOLUME       RATE        TOTAL       VOLUME      RATE        TOTAL
----------------------------------------------------------------------------------------------------
Loans                           $  8,457    $  2,083    $ 10,540    $ 11,845    $ (9,422)   $  2,423
Securities-taxable                   416       3,305       3,721          95        (755)       (660)
Securities-tax exempt               (115)         16         (99)     (1,264)        206      (1,058)
Federal funds sold                  (396)         68        (328)       (569)         17        (552)
Interest bearing deposits            (30)         --         (30)        (31)          1         (30)
                                --------------------------------------------------------------------
Total interest and fee income      8,332       5,472      13,804      10,076      (9,953)        123
                                --------------------------------------------------------------------
Interest expense:
Interest bearing
   transaction accounts              428      (1,111)       (683)      1,000      (1,755)       (755)
Savings                             (901)     (1,101)     (2,002)     (1,270)     (2,253)     (3,523)
Time deposits                     (4,158)     (2,006)     (6,164)      1,748       3,557       5,305
Short-term borrowings              4,167       1,123       5,290       1,314      (1,705)       (391)
Long-term debt                     8,361         167       8,528       1,853        (101)      1,752
                                --------------------------------------------------------------------
Total interest expense             7,897      (2,928)      4,969       4,645      (2,257)      2,388
                                --------------------------------------------------------------------
Net Interest Income             $    435    $  8,400    $  8,835    $  5,431    $ (7,696)   $ (2,265)
                                ====================================================================

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

In 1997, net interest income on a FTE basis was $140.5 million, a 6.7% increase from the $131.7 million in 1996. The $131.7 million of net interest income in 1996 was a 1.7% decrease from 1995. The increase in net interest income between 1997 and 1996 was due to the increase in the balance and the yield on interest earning assets and the decrease in the rate paid on deposits exceeding the effect of the increase in the balance of interest-bearing liabilities. The growth in the average balance sheet was realized primarily through the purchases of Hometown and UST Bank/Connecticut which occurred late in 1996.

The decrease in net interest income from 1995 to 1996 was due to the decrease in the yield on interest earning assets and the increase in the volume of interest bearing liabilities exceeding the effect of the increase in loan balances and the decrease in rates paid on deposits. The purchases of Hometown and UST Bank/Connecticut contributed to the growth in the average balance sheet in 1996 along with the branch purchases completed during 1996.

NET INTEREST MARGIN

The net interest margin is computed by dividing net interest income on a FTE basis by average earning assets. The Company's net interest margin was 5.20%, 5.05%, and 5.35% for 1997, 1996, and 1995, respectively. The increase in the net interest margin from 1996 to 1997 is primarily due to an increase of 38 basis points in the yield on securities which comprised one-third of the average earning assets and an increase of 12 basis points on loan yields. These increases in earning asset yields were only slightly offset by an increase in funding costs from borrowings which comprised only 17% of the interest-bearing liabilities. The increase in yields on securities is the result of sales of lower yielding assets from acquired institutions. The increase in the loan portfolio yields is primarily due to the growth of Shoppers Charge (a private label credit card portfolio).

The decrease in net interest margin from 1995 to 1996 was primarily due to a decrease in the yield on earning assets of 32 basis points. The primary factors to this decline are a decrease of 6 basis points in the yield on securities and a decrease of 58 basis points on loan yields. The lower yield on securities is the result of maturities in the portfolio where funds were reinvested at lower rates. The decline in loan yield results from a decrease in the prime rate, from an average of 8.83% in 1995 to an average of 8.27% in 1996 along with an increase of $4.0 million or 14% in nonperforming loans.

The Company's average cost of all deposits for 1997 was 2.28% compared to 2.59% for 1996 and 2.62% for 1995.

Approximately 48% of the Company's deposits are in transaction accounts, another 24% in savings accounts, and only 28% of its deposits are in the higher cost certificates of deposit as of year-end 1997.

Most of the securities are either U.S. Treasury or U.S. Government Agency securities. Maturities are generally kept below 5 years for final maturity and the weighted average life of the portfolio is approximately three years. The mortgage-backed securities portfolio is comprised primarily of agency passthrough and Planned Amortization Class (PAC) obligations.

PROVISION AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

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

The provision for loan losses was $7.3 million for 1997 compared with $12.3 million and $9.5 million in 1996 and 1995, respectively. The decrease in the provision in 1997 of $5.0 million, or 4%, as well as the increase in provision from 1995 to 1996, is due to the $4 million special provision which was taken in 1996. This special charge, reflecting the application of the Company's reserve methodology to the new Connecticut bank subsidiary and to address this subsidiary's problem loans, brought the allowance for possible loan losses to a level considered by management to be adequate. The allowance for possible loan losses as a percentage of loans outstanding for the last three years was 2.10%, 1.87% and 1.82%. The allowance for loan losses as a percentage of nonperforming loans for the last three years was 109%, 111% and 118%, representing consistent coverage of problem loans.

HUBCO, INC. ANNUAL REPORT 1997

The following is a summary of the activity in the allowance for possible loan losses, by loan category for the years indicated (dollars in thousands):

ALLOWANCE FOR POSSIBLE LOAN LOSSES
                                                                           Year ended December 31,
                                                              -----------------------------------------------
                                                                     1997             1996              1995
                                                              -----------------------------------------------
Amount of Loans Outstanding at End of Year                    $ 1,773,806      $ 1,884,355       $ 1,652,022
                                                              ===============================================
Daily Average Amount of Loans Outstanding                     $ 1,819,651      $ 1,723,335       $ 1,590,663
                                                              ===============================================
ALLOWANCE FOR POSSIBLE LOAN LOSSES

Balance at beginning of year                                  $    35,153      $    30,105       $    30,958
Loans charged off:
     Real estate mortgages                                          2,058            4,580             6,130
     Commercial                                                     3,961            6,477             5,503
     Consumer                                                       5,699            3,164             1,535
                                                              -----------------------------------------------
Total loans charged off                                            11,718           14,221            13,168
                                                              -----------------------------------------------
Recoveries:
     Real estate mortgages                                            392              776             1,222
     Commercial                                                     1,850              469               926
     Consumer                                                       1,404            1,071               563
                                                              -----------------------------------------------
Total recoveries                                                    3,646            2,316             2,711
                                                              -----------------------------------------------
Net loans charged off                                               8,072           11,905            10,457
                                                              -----------------------------------------------
Allowance of acquired companies                                     2,800            4,658                --
Transfers from assets held for sale or
     reserve for foreclosed property losses                             -                -                89
Provision for possible loan losses                                  7,327           12,295             9,515
                                                              -----------------------------------------------
Balance at end of year                                        $    37,208      $    35,153       $    30,105
                                                              ===============================================
Allowance for possible loan losses as a percentage of loans
     outstanding at year end                                        2.10%            1.87%             1.82%
Net charge offs as a percentage of average loans
     outstanding                                                    0.44%            0.69%             0.66%
                                                              ===============================================

The following is the allocation of the allowance for possible loan losses, by loan category for the years indicated (dollars in thousands):

ALLOCATION OF THE ALLOWANCE FOR POSSIBLE LOAN LOSSES

                                                            Year ended December 31,
                                    ----------------------------------------------------------------------------
                                             1997                      1996                        1995
                                    ----------------------------------------------------------------------------
                                                 CATEGORY                   CATEGORY                    CATEGORY
                                                 PERCENT                     PERCENT                    PERCENT
                                    ALLOWANCE    OF LOANS     ALLOWANCE     OF LOANS       ALLOWANCE    OF LOANS
----------------------------------------------------------------------------------------------------------------
Real estate mortgages               $11,401       55.4%        $10,723        56.3%      $ 6,815         58.1%
Commercial                           10,462       26.8%         11,454        25.6%       14,604         25.2%
Consumer                              3,310       17.8%          2,885        18.1%        2,197         16.7%
Unallocated                          12,035                     10,091                     6,489
                                    ----------------------------------------------------------------------------
Total                               $37,208      100.0%        $35,153       100.0%      $30,105        100.0%
                                    ============================================================================

NONINTEREST INCOME

Noninterest income, excluding securities gains and losses, increased 11% to $32.6 million for 1997 from $29.3 million in 1996. The $29.3 million in 1996 was an increase of 7% over 1995. The increases for 1997 and 1996 are primarily a result of growth in fee income arising from late charges and increased fee income from Shoppers Charge. The Shoppers Charge fee income increased $4.9 million, or 119% over 1996 which had been an increase of 55% over 1995.

Other factors affecting the increase of noninterest income in 1997 are an increase in trust income of $294, or 9%, an increase in international fees of $134, or 15% and an increase in gains on sale of loans of $1.1 million. These increases were offset by a decrease in service charges on deposit accounts of $590, or 4%, and a decrease in other income of $1.3 million or 16%. Other income for 1996 included a $622 gain resulting from the sale of a Hudson United branch.

The Company realized $8.5 million in securities gains in 1997 and $1.0 million in 1996 and 1995. The gains realized in 1997, 1996 and 1995, resulted primarily from the sale of equity investments in other financial institutions. In the fourth quarter of 1995, however, with the SFAS #115 window of opportunity to realign the held-to-maturity and available for sale portfolios, the Company sold nearly 300 small security issues that had been acquired through acquisitions over the past two years. The proceeds were reinvested in several larger securities with similar maturities and a large portion of the portfolio was allocated to available for sale. This allowed the Company more flexibility to manage the investment portfolio.

NONINTEREST EXPENSES

Noninterest expense decreased 19%, or $22.6 million to $93.6 million in 1997 from $116.2 million in 1996. 1996 had increased 13% or $13.4 million from $102.8 million for 1995. Comparability between 1997 and 1996 and between 1996 and 1995 is impacted by the special charges in 1996, discussed earlier and the purchase accounting acquisitions of Hometown, UST and branch purchases during 1996. As indicated earlier, the Westport, Lafayette, Growth, Jefferson and Urban acquisitions were accounted for as poolings and, therefore, all periods presented have been restated although expense structures are different after acquisition than they were before. The full annualized effect of the anticipated cost savings from the centralization of support functions related to the acquisitions closed in the later part of 1996 were only fully realized in the second quarter of 1997 as the computer conversions for Lafayette, Hometown and Westport took place near year-end 1996 and the UST conversion in the first quarter of 1997. Salary expense for each of the last three years was $33.6 million in 1997, $34.9 million and $37.9 million in 1996 and 1995, respectively. The 4% and 8% reductions in salary expense from $34.9 million in 1996 to $33.6 million in 1997 and from $37.9 million in 1995 to 1996 is even more significant than it appears when the purchase accounting acquisitions are taken into account. These savings were realized despite the 1996 addition of four branches in New Jersey and six in Connecticut. Employee benefits as a percentage of salaries were 25% in 1997, down from 28% in 1996 and 33% in 1995. This decrease is due to the consolidation of acquired health benefit plans.

Occupancy expense amounted to $9.6 million, $10.1 million, and $11.0 million for 1997, 1996 and 1995, respectively. The gradual decrease in occupancy expense from 1995 to 1997 is related to the integration and consolidation of the acquisitions closed during 1996. Equipment expense amounted to $6.0 million, $5.3 million and $5.8 million in 1997, 1996 and 1995, respectively. There were no significant changes in equipment expense during this period other than the slight increase from 1996 to 1997 due primarily to the implementation of a local area network and replacement of equipment. The savings in 1996 from 1995 was due to the sale of 50% of the Company's data processing subsidiary.

Deposit and other insurance expense has shown significant reductions from $4.9 million in 1995 to $2.2 million in 1996 and $901 in 1997. Although the most significant portion of the savings is attributable to the reduction in the deposit insurance assessment rate for the Company's banking subsidiaries, the Company has also benefited from savings realized through negotiations on its other insurance coverages.

Outside services expense has increased from $10.2 million in 1995 to $11.9 million in 1996 and to $16.0 million for 1997. The increase from 1996 to 1997 as well as from 1995 to 1996 is primarily attributable to the payments for data processing services to the jointly owned service provider. Other less significant increases have occurred in various expenses which have been related primarily to the general growth of the Company.

Other Real Estate Owned (OREO) expense decreased from $3.2 million in 1996 to $1.7 million in 1997, a decrease of 45%. This decrease is a result of a reduction

HUBCO, INC. ANNUAL REPORT 1997
in OREO assets of $2.3 million from 1996 to 1997. Of the $1.3 million increase in OREO expense from $1.9 million in 1995 to $3.2 million in 1996, $897 represents the increase in the provision for possible OREO losses which management had effected in the beginning of 1996. The remaining increase of $413 is the result of disposition and maintenance costs during 1996.

The increase in the amortization of intangibles from 1996 to 1997 and from 1995 to 1996 is attributable to the increase in goodwill established for the Hometown and UST purchases of $14.6 million and $6.2 million, respectively, in the later part of 1996.

Merger related and restructuring costs were $270, $22.0 million and $2.9 million for 1997, 1996 and 1995, respectively. The costs for 1995 and 1997 included printing, legal, accounting, mailing conversion costs, consulting fees and other like costs associated with the 1995 acquisitions and current pending acquisitions, respectively. For 1996, the merger related costs were comprised of basically the same types of expenses as described above. The additional element in 1996 -- the restructuring costs -- were expensed in the then current period of acquisition to provide for the ongoing cost of restructuring the payroll and rental expense of the Connecticut franchise to meet the Company's operational strategies. Such costs include targeted branch and operations center closings, change of control contracts, data processing issues, demolition, moving and restoration costs and other expenses related to the integration of the acquired companies.

Other expenses decreased 4%, from $12.7 million in 1996 to $12.2 million in 1997 and decreased 6%, from $13.5 million in 1995 to 1996. These decreases were due primarily to reductions in miscellaneous gains and losses occurring primarily from branch operations as well as related to the acquisitions.

FEDERAL INCOME TAXES

The provision for Federal and state taxes approximates 39% for 1997, 35% for 1996 and 30% for 1995. The increase in the effective tax rates for both 1997 and 1996 are due to the addition of intangible assets, which are not deductible for income tax purposes, resulting from the Hometown purchase in August, 1996. The reduction in the overall rate in 1995 is due to the reversal of a tax reserve no longer deemed necessary primarily as a result of an IRS settlement during the second quarter which covered the tax years 1991, 1992, and 1993.

FINANCIAL CONDITION

Total assets at December 31, 1997 were $3.05 billion, a decrease of 2% from assets of $3.12 billion at December 31, 1996. This reduction of assets is a result of repayments and maturities in the investment and loan portfolios along with reductions in time deposits related to acquired institutions.

The Company considers its liquidity and capital to be adequate. At the end of 1997, the Company had $218.0 million in Federal funds sold and $778.1 million in securities, $550.5 million in its available for sale portfolio, and $227.6 million in its held to maturity portfolio that are available to meet future loan demand. A net decline in total capital of $20.2 million resulted from the Company's purchase of $62.3 million in common treasury shares and dividends paid of $17.2 million, which was partially offset by the addition of $49.3 million from net income, and a $7.3 million increase in the mark-to-market of available for sale securities. The purchased treasury shares were reissued in connection with the conversion of preferred stock into common stock, the 3% stock dividend paid in December 1997 and the exercise of stock options. At the end of 1997, the Company's Tier 1 Leverage ratio was 7.10%. Despite the decline in total capital, the Tier I Leverage ratio increased from 5.71% at December 31, 1996 to 7.10% at December 31, 1997 due primarily to the issuance of $50.0 million in capital securities offered by HUBCO Capital Trust I on January 31, 1997. The $50.0 million is included in Tier I Capital for regulatory purposes, subject to certain limitations.

SECURITIES HELD TO MATURITY AND SECURITIES AVAILABLE FOR SALE

The securities portfolios serve to manage interest rate risk and as a source of liquidity. Consequently, the portfolios are managed over time in response to changes in market conditions and as loan demand changes.

At December 31, 1997 and 1996, the portfolios comprised 26% and 30% of the total assets of the Company. The amount of securities as a percentage of earning assets is a function of the amount of deposits and the amount of loans.

The Company's philosophy with respect to managing the portfolio is to purchase primarily government and agency securities with maturities laddered over a five year period.

                                                                         [PHOTO]

The following table summarizes the composition of the securities portfolios as of December 31, 1997 and 1996 (in thousands):


                                                      1997                                           1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                      ESTIMATED                                       ESTIMATED
                                AMORTIZED       GROSS UNREALIZED       MARKET     AMORTIZED       GROSS UNREALIZED      MARKET
                                  COST        GAINS       (LOSSES)      VALUE       COST        GAINS      (LOSSES)     VALUE
--------------------------------------------------------------------------------------------------------------------------------
Held to Maturity Portfolio
U.S. Government                $  42,108   $     546    $      --    $  42,654   $  76,837   $     326    $     (21)   $  77,142
U.S. Government Agencies         185,462       2,413         (855)     187,020     204,077       1,508       (3,117)     202,468
                               -------------------------------------------------------------------------------------------------
                               $ 227,570   $   2,959    $    (855)   $ 229,674   $ 280,914   $   1,834    $  (3,138)   $ 279,610


Available for Sale Portfolio
U.S. Government                $  61,403   $     865    $      (7)   $  62,261   $  85,403   $     535    $     (51)   $  85,887
U.S. Government Agencies         379,245       2,214       (1,125)     380,334     496,370       3,118       (3,376)     496,112
States and Political
   Subdivisions                    8,453          40          (24)       8,469      11,575           6           (2)      11,579
Other debt securities             28,890          61           (8)      28,943       4,344          53          (11)       4,386
Other securities                  55,079      15,419           --       70,498      52,730       5,088         (290)      57,528
                               -------------------------------------------------------------------------------------------------
                               $ 533,070   $  18,599    $  (1,164)   $ 550,505   $ 650,422   $   8,800    $  (3,730)   $ 655,492


LOAN PORTFOLIO DISTRIBUTION OF LOANS BY CATEGORY

(In thousands)                                           December 31,
--------------------------------------------------------------------------------
                                             1997          1996          1995
--------------------------------------------------------------------------------
Loans secured by real estate:

Residential
mortgage
loans-fixed                               $  198,422    $  209,015    $  197,471

Residential
mortgage loans-
variable                                     353,429       372,059       311,763

Residential
home equity
loans                                        124,142       145,660        95,985

Construction
loans                                         21,525        25,080        30,186

Commercial
mortgage loans                               430,865       479,566       449,852
                                          --------------------------------------
                                           1,128,383     1,231,380     1,085,257
                                          --------------------------------------
Commercial and industrial loans:

Secured by
real estate                                   73,432       113,102       124,568

Other                                        401,467       368,962       292,158
                                          --------------------------------------
                                             474,899       482,064       416,726
                                          --------------------------------------
Shoppers Charge
credit cards                                  91,047        61,759        57,915

Other loans to
individuals                                   79,477       109,152        92,124
                                          --------------------------------------
Total Loan
Portfolio                                 $1,773,806    $1,884,355    $1,652,022
                                          ======================================

Total Loans decreased by $110.5 million or 6% from $1.88 billion at December 31, 1996, to $1.77 billion at December 31, 1997. The majority of the decrease occurred in the real estate portfolio as predominantly all 1997 residential loan production was sold into the secondary market. Commercial mortgage loans decreased by $48.7 million or 10% from $479.6 million in 1996 to $430.9 million at December 31, 1997. The reduction resulted primarily from the runoff or sale of non owner-occupied loans which were originated at acquired institutions and did not fit the Company's credit criteria. Commercial loans were relatively flat, with the overall mix shifting away from loans secured by real estate as the Company built its traditional portfolio of commercial and industrial loans. Non real estate secured loans grew by $32.5 million or 9% to $401.5 million at December 31, 1997. Shoppers Charge Credit Cards (Shoppers) showed significant growth during the year with an increase of $29.3 million or 47% from $61.8 million in 1996 to $91.0 million in 1997. Shoppers growth was fueled by the addition of several new national chains as well as the purchase of credit card receivables and corresponding reserves. Other loans to individuals declined primarily as a result of the Company's decision to allow an acquired indirect automobile portfolio to decrease significantly during the year.

HUBCO, INC. ANNUAL REPORT 1997

ASSET QUALITY

The Company's principal earning assets are its loans, which are primarily to businesses and individuals located in New Jersey and Connecticut with the exception of the credit card loans which are originated in 44 states. Inherent in the lending business is the risk of deterioration in a borrower's ability to repay loans under existing loan agreements. Other risk elements include the amount of nonaccrual and past-due loans, the amount of potential problem loans, industry or geographic loan concentrations, and the level of Other Real Estate Owned (OREO) that must be managed and disposed of. The following table shows the loans past due 90 days or more and still accruing and applicable asset quality ratios:

(Dollars in thousands)                                  December 31,
-------------------------------------------------------------------------------
                                          1997            1996            1995
-------------------------------------------------------------------------------
Commercial                               $2,549          $2,921          $1,026
Real estate                               2,042           3,292           4,142
Consumer                                  1,784             832             461
Credit card                               2,749           1,486             592
                                         ---------------------------------------
Total Loans
  Past-Due 90-Days
  or More and
  Still Accruing                         $9,124          $8,531          $6,221
                                         =======================================

As a percent
  of Total Loans                           0.51%           0.45%           0.38%
As a percent
  of Total Assets                          0.30%           0.27%           0.22%
                                         =======================================

These ratios have increased from the Company's historical levels due primarily to the growth in the Shoppers portfolio, the continued impact of the asset quality of acquired institutions and the change in method of reporting delinquent credit card receivables. In March 1996, the credit card division switched from the recency method to the contractual method of reporting delinquencies.

Nonaccruing loans consist of commercial loans and commercial mortgage loans past-due 90-days or more. Residential real estate loans are generally placed on nonaccrual status after 180 days of delinquency and consumer loans after 90 days of delinquency and are charged off after 120 days of delinquency. Any loan may be put on nonaccrual status earlier if the Company has concerns about the future collectability of the loan or its ability to return to current status.

Nonaccrual real estate loans are principally loans in the foreclosure process secured by real estate, including single family residential, multi-family, and commercial properties.

Nonaccruing consumer loans are loans to individuals. These loans are principally secured by automobiles or real estate.

Renegotiated loans are loans which were renegotiated as to the term or rate or both to assist the borrower after the borrower has suffered adverse effects in financial condition. Terms are designed to fit the ability of the borrower to repay and the Company's objective of obtaining repayment. The Company has $1.8 million of loans which are considered renegotiated. OREO consists of properties on which the Bank has foreclosed or has taken a deed in lieu of the loan obligation.

OREO properties are carried at fair value at all times. The cost to dispose of OREO properties, the cost to maintain them during ownership, and any declines in fair value from the inception of ownership are charged to current earnings. The Company has been successful in disposing of OREO properties, including those acquired in acquisitions. At December 31, 1997, 1996, and 1995, OREO amounted to $3.3 million, $5.7 million, and $11.6 million. The decline from year to year reflects the Company's success in disposing of these properties.

At December 31, 1997, nonperforming loans increased by $2.4 million, or 7% from December 31, 1996. The acquired companies added significantly to the Company's level of nonperforming loans and while the Company has been able to either dispose of or obtain repayment on the great majority of these problem loans acquired in previous acquisitions, they continue to impact asset quality. The Company continues to work with classified assets from the acquired institutions, which were identified in the due diligence process, and to conform these existing credits to the Company's credit policy.

The amount of interest income on nonperforming loans which would have been recorded had these loans continued to perform under their original terms amounted to $2.9 million, $2.7 million, and $2.5 million for the years 1997, 1996, and 1995, respectively. The amount of interest income recorded on such loans for each of the years was $239, $367, and $584. The Company has no outstanding commitments to advance additional funds to borrowers whose loans are in a nonperforming status.

Measures to control and reduce the level of nonperforming loans are continuing. Efforts are made to identify slow paying loans and collection procedures are instituted. After identification, steps are taken to understand the problems of the borrower and to work with the borrower toward resolving the problem, if practicable. Continuing collection efforts are a priority for the Banks.

The allowance for possible loan losses at December 31, 1997, 1996, and 1995 as a percentage of total loans was 2.10%, 1.87%, and 1.82%, respectively. Management formally reviews the loan portfolio and evaluates credit risk on at least a quarterly basis throughout the year. Such review takes into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by loan category, industry trends, and the impact of local and national economic conditions. The table on page 11 shows the allowance by loan category and the level of unallocated allowance. The unallocated portion, which is available to absorb loan losses but which is not deemed necessary for any specific loan or loan category, has increased in each of the years 1995, 1996, and 1997.


The following table summarizes the Company's nonperforming assets at the dates indicated (dollars in thousands):


NONPERFORMING ASSETS

                                                                        December 31,
------------------------------------------------------------------------------------------------
                                                               1997         1996         1995
------------------------------------------------------------------------------------------------
Nonaccrual Loans                                             $ 32,404     $ 29,029     $ 23,700
Renegotiated Loans                                              1,760        2,779        1,879
                                                             -----------------------------------
     Total Nonperforming Loans                                 34,164       31,808       25,579
Other Real Estate Owned                                         3,325        5,651       11,564
                                                             -----------------------------------
     Total Nonperforming Assets                              $ 37,489     $ 37,459     $ 37,143
                                                             ===================================
Ratios:
     Nonaccrual Loans to Total Loans                            1.83%        1.54%        1.43%
     Nonperforming Assets to Total Assets                       1.23%        1.20%        1.34%
     Allowance for Loan Losses to Nonaccrual Loans               115%         121%         127%
     Allowance for Loan Losses to Nonperforming Loans            109%         111%         118%
------------------------------------------------------------------------------------------------

DEPOSITS

As of December 31, 1997, Hudson United Bank has 57 branch offices located primarily in Bergen, Essex, Hudson, and Passaic counties with other locations in Middlesex, Morris, Union and Somerset counties. Hudson manages the branch system by regionalizing into 4 regions with each managed by a regional manager. Lafayette American Bank has 27 branch offices located in New Haven and Fairfield counties. Lafayette has 2 established regions.

The Company devotes as much attention to the cost side of the net interest margin as to loans, emphasizing the generation of the lowest cost deposits.

The following table presents the composition of the deposit base at the dates indicated (in thousands):

                                                    December 31,
--------------------------------------------------------------------------------
                                      1997             1996             1995
--------------------------------------------------------------------------------
Noninterest-
bearing deposits                    $  621,981       $  622,718       $  555,928
NOW/MMDA deposits                      481,252          520,088          477,172
Savings deposits                       558,311          622,880          633,707
Time deposits                          652,855          826,406          779,466
                                    --------------------------------------------
Total Deposits                      $2,314,399       $2,592,092       $2,446,273
                                    ============================================

The decrease in deposits from 1996 to 1997 of $277.7 million, or 11% is primarily attributable to the decline in the higher rate deposits related to the Connecticut acquisitions. As noted earlier, 48% of the deposit base is in low or noninterest bearing core deposits and another 24% is in low cost savings deposits. This funding base provides a very low cost funding source for the Company.

HUBCO, INC. ANNUAL REPORT 1997

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

                                                  Regulatory          Company
                                                    Capital           Capital
                                                  Guidelines          Ratios
------------------------------------------------------------------------------
Tier 1 Leverage Ratio                             3.0 - 5.0%           7.1%
Tier 1 Risk-Based
   Capital Ratio                                     4.0%              10.3%
Total Risk-Based Capital                             8.0%              16.6%

At December 31, 1997, 1996, and 1995 the Company exceeded all regulatory capital guidelines including those for a well-capitalized institution.

In January, 1995, the Company issued a 3-for-2 stock split and prior to that a 10% stock dividend was declared on June 1, 1993. Following the January stock split, the $0.15 per quarter cash dividend was retained which effectively resulted in a 50% increase in the cash dividend. On November 15, 1996, the Company paid a 3% stock dividend and increased its regular quarterly cash dividend from $0.17 to $0.19 per common share, effecting a 15% dividend increase. On December 1, 1997, the Company paid a 3% stock dividend and increased its regular quarterly cash dividend from $0.19 to $0.20 per common share, effecting an 8% dividend increase. The dividend payout ratio, based on cash dividends per share and diluted earnings per share, was 36% for 1997 compared to 75% for 1996 and 39% in 1995. The increase in the 1996 ratio is due to the lower net income resulting from the special charges. Excluding the special charges, the payout ratio was 41%.

In 1994, the Company issued $19.1 million in convertible preferred stock in connection with the Washington acquisition. Based on the terms of the acquisition, the stock became convertible in 1995. Approximately $2 million in preferred stock which was not converted by the holders as of June 30, was redeemed for cash. Pursuant to the November 1993 Board authorization to repurchase up to 10% of the shares outstanding each year, the Company acquired approximately 1.16 million shares of common stock in 1995 which were then utilized for the 1.2 million shares issued in the conversion of the preferred stock. During 1996 and 1997, the Company's treasury stock was reissued for the 3% stock dividends, and also in 1996 for acquisitions and the conversion of preferred stock into common stock. At December 31, 1997, there were no shares held in treasury.

In September, 1996, the Company sold $75 million of subordinated debt in a private placement which was subsequently registered with the SEC. The subordinated debentures bear interest at 8.20% per annum payable semi-annually and mature in 2006. In January 1994, the Company sold $25.0 million aggregate principal amount of subordinated debentures which mature in 2004 and bear interest at 7.75% per annum payable semi-annually. Proceeds of these issuances were used for general corporate purposes including providing Tier I capital to the subsidiary banks. The debt has been structured to comply with the Federal Reserve Bank rules regarding debt qualifying as Tier 2 capital at HUBCO. On January 31, 1997, the Company issued $50.0 million in capital securities offered by HUBCO Capital Trust I pursuant to Rule 144A under the Securities Act of 1933. The 8.98% capital securities represent a preferred beneficial interest in the assets of HUBCO Capital Trust 1, a statutory business trust. The Trust exists for the sole purpose of issuing the Trust Securities and investing the proceeds in 8.98% Junior Subordinated Deferrable Interest Debentures issued by HUBCO which mature on February 1, 2027. The capital securities have preference over the common securities under certain circumstances with respect to cash distributions and amounts payable on liquidation and are guaranteed by the Company. The $50.0 million is included in Tier I capital for regulatory purposes, subject to certain limitations, but is classified as long-term debt for financial reporting purposes.

At the end of the reporting period, there were no known uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity or capital resources.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The primary objectives of asset/liability management are to provide for the safety of depositor and investor funds, assure adequate liquidity and to maintain an appropriate balance between interest sensitive earning assets and interest-sensitive liabilities. Liquidity management is a planning process that ensures that the Company has ample funds to satisfy operational needs, projected deposit outflows, repayment of borrowing and loan obligations and the projected credit needs of its customer base. Interest rate sensitivity management ensures that the Company maintains acceptable levels of interest rate risk exposure throughout a range of interest rate environments. The Company seeks to maintain its interest rate risk within a range that it believes is both manageable and prudent, given its capital and income generating capacity.

Liquidity risk is the risk to earnings or capital that arises from a bank's inability to meet its obligations when they come due, without incurring unacceptable losses. HUBCO uses several measurements of liquidity in monitoring its liquidity position. In addition, the Company has a number of borrowing facilities with other banks and with the Federal Home Loan Bank that are or can be used as sources of liquidity without having to sell assets to raise cash. At December 31, 1997, the Company's liquidity ratios exceed all minimum standards set forth by internal policies.

HUBCO has an asset/liability management committee which manages the risks associated with the volatility of interest rates and the resulting impact on net interest income. The management of interest rate risk at the Company is performed by: (i) analyzing the maturity and repricing relationships between interest earning assets and interest bearing liabilities at specific points in time (`GAP') and (ii) "income simulation analysis" which analyzes the effects of interest rate changes on net interest income over specific periods of time and captures the dynamic impact of interest rate changes on the Company's mix of assets and liabilities.

The table on the following page presents the gap position of the Company at December 31, 1997. In preparing this table, management has anticipated prepayments for mortgage-backed securities and mortgage loans according to standard industry prepayment assumptions in effect at year-end. Money market deposits and interest bearing demand accounts have been included in the due within 90 days category. Assets with daily floating rates are included in the due within 90 days category. Assets and liabilities are included in the table based on their maturities or period of first repricing, subject to the foregoing assumptions.

In analyzing its GAP position, although all time periods are considered, HUBCO emphasizes the next twelve month period. An institution is considered to be liability sensitive, or as having a negative GAP, when the amount of interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest-earning assets also repricing within that time period. Conversely, an institution is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-bearing liabilities maturing or repricing is less than the amount of its interest-earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative GAP should result in an increase in net interest income, and in a rising interest rate environment this negative GAP should adversely affect net interest income. The converse would be true for a positive GAP.

However, shortcomings are inherent in a simplified GAP analysis that may result in changes in interest rates affecting net interest income more or less than the GAP analysis would indicate. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Furthermore, repricing characteristics of certain assets and liabilities may vary substantially within a given time period. In the event of a change in interest rates, prepayment and early withdrawal levels could also deviate significantly from those assumed in calculating GAP. Also, GAP does not permit analysis of how changes in the mix of various assets and liabilities and growth rate assumptions impact net interest income. In addition, NOW/MMDA and savings deposits, which have no contractual maturity, have been assigned to the "due within 90 days" category despite the fact that a number of studies on depositor behavior conclude that a significant percentage of these accounts should be classified as less interest sensitive.

Due in part to the shortcomings of GAP analysis, the asset/liability committee of HUBCO believes that income simulation modeling more accurately estimates the effects of and exposure to interest rate changes. At December 31, 1997, HUBCO's simulation modeling indicated that the Company's balance sheet will be adversely affected in a falling interest rate environment, and as such, using a rate forecast which approximates a

HUBCO, INC. ANNUAL REPORT 1997
decline in short to intermediate rates of 200 basis points and a decline in longer term rates of 60-80 basis points with no changes in the balance sheet, net interest income is projected to decline by approximately 4.50% over a 12 month period, within HUBCO's asset/liability strategy and board approved limits.

The following table shows the GAP position of the Company (in thousands):

GAP ANALYSIS

                                                                  December 31, 1997
--------------------------------------------------------------------------------------------------------------------------
                                                 DUE BETWEEN
                                   DUE WITHIN     91 DAYS AND       DUE          OVER       NON-INTEREST
                                     90 DAYS       ONE YEAR      1-5 YEARS      5 YEARS        BEARING          TOTAL
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Federal Funds Sold                 $  218,000     $       --     $       --    $       --   $         --     $   218,000
Securities                            180,562        188,954        294,562       113,997             --         778,075
Total Loans                           914,470        230,250        262,748       366,338             --       1,773,806
Non-Interest Bearing Assets                --             --             --            --        276,624         276,624
                                   ---------------------------------------------------------------------------------------
Total Assets                       $1,313,032     $  419,204     $  557,310    $  480,335    $   276,624     $ 3,046,505
Percent of Total Assets                 43.10%         13.76%         18.29%        15.77%          9.08%        100.00%
==========================================================================================================================

SOURCE OF FUNDS
Interest-Bearing Deposits          $1,293,672     $  319,315     $   27,046    $   52,385    $        --     $ 1,692,418
Short-Term Borrowings                 358,512             --             --            --             --         358,512
Long-Term Debt                             --             --             --       152,807             --         152,807
Non-Interest Bearing Deposits              --             --             --            --        621,981         621,981
Other Liabilities                          --             --             --            --         34,647          34,647
Stockholders' Equity                       --             --             --            --        186,140         186,140
                                   ---------------------------------------------------------------------------------------
Total Source of Funds              $1,652,184     $  319,315     $   27,046    $  205,192    $   842,768     $ 3,046,505
Percent of Total Source of Funds        54.23%         10.48%         0.89%          6.74%          27.66%        100.00%
==========================================================================================================================
Interest Rate Sensitivity Gap      $ (339,152)    $   99,889     $  530,264    $  275,143    $  (566,144)    $        --
--------------------------------------------------------------------------------------------------------------------------
Cumulative
Interest Rate Sensitivity Gap      $ (339,152)    $ (239,263)    $  291,001    $  566,144
==========================================================================================================================

RECENT ACCOUNTING STANDARDS

In June, 1997, the Financial Accounting Standards Board (FASB), issued two Statements. SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement is effective for fiscal years beginning after December 15, 1997; earlier application is permitted. The Company has elected not to adopt this Statement prior to its effective date and has not determined which financial statement will be utilized to display comprehensive income. The second statement, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Income", requires that a public business enterprise report financial and descriptive information about its reportable operating segments. This Statement becomes effective for fiscal years beginning after December 15, 1997; earlier adoption is permitted. The Company has elected not to adopt this Statement prior to its effective date.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and involve certain risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause a difference include, but are not limited to, changes in interest rates, economic conditions, deposit and loan growth, loan loss provisions, and customer retention, as well as the impact of announced acquisitions and acquisitions closed on or after December 31, 1997, and factors resulting from or exacerbated by these acquisitions. The Company assumes no obligation for updating any such forward-looking statements at any time.

YEAR 2000 COMPLIANCE

The Company, through it servicing subsidiary, established a "Year 2000 Team" which is responsible for ensuring implementation of the required change to the Date of Century format for all software programs used by the Company. The management of the Company anticipates that the Company will be in Year 2000 compliance before the beginning of the new century. The Company has not incurred significant expenses related to this project and does not anticipate the impact will be material.

CONSOLIDATED BALANCE SHEETS
December 31, (in thousands, except share data)                                                          1997                1996
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and due from banks                                                                             $   167,096         $   128,868
Federal funds sold                                                                                      218,000              24,200
                                                                                                    -------------------------------
                                            TOTAL CASH AND CASH EQUIVALENTS                             385,096             153,068
Securities available for sale, at market value                                                          550,505             655,492
Securities held to maturity, at cost                                                                    227,570             280,914
   (market value of $229,674 and $279,610 for 1997
   and 1996, respectively)

Loans:

   Real estate mortgage                                                                                 982,716           1,085,720
   Commercial and financial                                                                             496,424             499,004
   Consumer credit                                                                                      203,619             237,872
   Credit card                                                                                           91,047              61,759
                                                                                                    -------------------------------
                                                                TOTAL LOANS                           1,773,806           1,884,355
Less: Allowance for possible loan losses                                                                (37,208)            (35,153)
                                                                                                    -------------------------------
                                                                  NET LOANS                           1,736,598           1,849,202
Premises and equipment, net                                                                              41,713              43,510
Other real estate owned                                                                                   3,325               5,651
Intangibles, net of amortization                                                                         24,332              29,225
Other assets                                                                                             77,366              98,625
                                                                                                    -------------------------------
                                                               TOTAL ASSETS                         $ 3,046,505         $ 3,115,687
                                                                                                    ===============================

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:

   Noninterest bearing                                                                              $   621,981         $   622,719
   Interest bearing                                                                                   1,692,418           1,969,373
                                                                                                    -------------------------------
                                                             TOTAL DEPOSITS                           2,314,399           2,592,092
Short-Term Borrowings                                                                                   361,319             187,979
Other liabilities                                                                                        34,647              29,283
                                                                                                    -------------------------------
                                                          TOTAL LIABILITIES                           2,710,365           2,809,354
                                                                                                    -------------------------------
Subordinated debt                                                                                       100,000             100,000
Company-obligated mandatorily redeemable Preferred
   Series B Capital Securities of a subsidiary trust
   holding solely junior subordinated debentures of the Company                                          50,000                  --
                                                                                                    -------------------------------
Commitments and contingencies
Stockholders' Equity:

   Convertible Preferred stock-Series B, no par value; authorized 10,300,000 shares; 1,250 shares issued and outstanding in 1997;
       39,600 shares issued and outstanding in 1996                                                         125               3,960
   Common stock, no par value;
       authorized 53,045,000 shares;
       21,911,502 shares issued and outstanding in 1997 and 22,273,202
       issued and outstanding in 1996                                                                    38,959              38,448
   Additional paid-in capital                                                                            71,099             104,233
   Retained earnings                                                                                     66,065              56,968
   Restricted stock award                                                                                  (444)               (279)
   Unrealized gain on securities available for sale,
       net of income taxes                                                                               10,336               3,003
                                                                                                    -------------------------------
                                                 TOTAL STOCKHOLDERS' EQUITY                             186,140             206,333
                                                                                                    -------------------------------
                                 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $ 3,046,505         $ 3,115,687
                                                                                                    ================================

See Notes to Consolidated Financial Statements

HUBCO, INC. ANNUAL REPORT 1997

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, (in thousands, except share data)                            1997           1996           1995
--------------------------------------------------------------------------------------------------------------------------
INTEREST AND FEE INCOME:
Loans                                                                               $160,107       $149,548       $147,087
Securities                                                                            56,709         53,581         54,929
Other                                                                                  1,225          1,053          1,635
                                                                                    --------------------------------------
                                           TOTAL INTEREST AND FEE INCOME             218,041        204,182        203,651
                                                                                    --------------------------------------
INTEREST EXPENSE:
Deposits                                                                              53,855         62,704         61,677
Short-term borrowings                                                                 11,509          6,219          6,610
Subordinated and other debt                                                           12,433          3,905          2,153
                                                                                    --------------------------------------
                                                  TOTAL INTEREST EXPENSE              77,797         72,828         70,440
                                                                                    --------------------------------------
                                                     NET INTEREST INCOME             140,244        131,354        133,211
PROVISION FOR POSSIBLE LOAN LOSSES                                                     7,327         12,295          9,515
                                                                                    --------------------------------------
                                     NET INTEREST INCOME AFTER PROVISION
                                                FOR POSSIBLE LOAN LOSSES             132,917        119,059        123,696
                                                                                    --------------------------------------
NONINTEREST INCOME:
Trust department income                                                                3,445          3,151          3,579
Service charges on deposit accounts                                                   13,409         13,999         13,661
Shoppers Charge Fee Income                                                             9,072          4,138          2,668
Securities gains                                                                       8,494            987            986
Other income                                                                           6,687          8,001          7,331
                                                                                    --------------------------------------
                                                TOTAL NONINTEREST INCOME              41,107         30,276         28,225
NONINTEREST EXPENSE:
Salaries                                                                              33,614         34,857         37,888
Pension and other employee benefits                                                    8,337          9,874         12,708
Occupancy expense                                                                      9,615         10,089         10,985
Equipment expense                                                                      5,995          5,285          5,784
Deposit and other insurance                                                              901          2,173          4,899
Special SAIF assessment                                                                   --            825             --
Outside services                                                                      15,961         11,912         10,159
Other real estate owned expense                                                        1,742          3,189          1,879
Amortization of intangibles                                                            4,979          3,358          2,181
Merger related and restructuring costs                                                   270         22,005          2,907
Other expense                                                                         12,179         12,672         13,452
                                                                                    --------------------------------------
                                               TOTAL NONINTEREST EXPENSE              93,593        116,239        102,842
                                                                                    --------------------------------------
                                              INCOME BEFORE INCOME TAXES              80,431         33,096         49,079
PROVISION FOR INCOME TAXES                                                            31,117         11,599         14,514
                                                                                    --------------------------------------
                                                              NET INCOME            $ 49,314       $ 21,497       $ 34,565
                                                                                    ======================================

EARNINGS PER SHARE:
   Basic                                                                            $   2.20       $   0.91       $   1.52
   Diluted                                                                          $   2.10       $   0.88       $   1.43
WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic                                                                              22,157         22,508         22,127
   Diluted                                                                            23,443         24,309         24,205


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 1997, 1996, and 1995

                                        CONVERTIBLE
                                      PREFERRED STOCK                 COMMON STOCK
                                      ---------------                 ------------
                                    SHARES        AMOUNT          SHARES        AMOUNT
------------------------------------------------------------------------------------------
(in thousands, except share data)
Balance at December 31,1994          841,761    $    23,542     20,677,103    $    36,746
                                   =======================================================

Net income-1995                           --             --             --             --
Cash dividends-common                     --             --                            --
Cash dividends-preferred                  --             --             --             --
Stock dividend of
   acquired company                       --             --         55,655             99
Issuance of common stock for-
   Stock options exercised                --             --         63,825            114
   Warrants exercised                     --             --        663,353          1,179
   Dividend reinvestment
      and stock Purchase plan             --             --          1,715              3
   Preferred stock
      conversion                      (2,100)          (210)        69,757            124
Redemption of preferred
   stock and conversion
   of preferred stock
   to common stock                   797,811)       (19,147)            --             --
Purchase of treasury stock:
   Preferred                              --             --             --             --
   Common                                 --             --             --             --
Restricted stock transactions             --             --             --             --
Effect of compensation plans              --             --             --             --
Regulatory approved
   transfer of acquired
   subsidiary                             --             --             --             --
change in unrealized
   gain (loss)
   on securities
   available for sale                     --             --             --             --
                                   -------------------------------------------------------
Balance at December 31,1995           41,850          4,185     21,521,408         38,265
                                   =======================================================

Net income-1996                           --             --             --             --
Cash dividends-common                     --             --             --             --
Cash dividends-preferred                  --             --             --             --
3% stock dividend                         --             --         15,269             27
Issuance of common stock for--
   Stock options exercised                --             --        256,608            455
   Warrants exercised                     --             --        143,836            255
   Dividend reinvestment and              --             --            371              1
       stock purchase plan
   Preferred stock conversion         (2,250)          (225)        74,739            133
Issuance and retirement of
   treasury stock                         --             --       (387,763)          (688)
Purchase of treasury stock                --             --             --             --
Restricted stock transactions             --             --             --             --
Effect of compensation plans              --             --             --             --
Tax effect of exercise
   of nonqualifying
   stock options                          --             --             --             --
Change in unrealized
   gain (loss) on
   securities available
   for sale                               --             --             --             --
                                   -------------------------------------------------------
Balance at December 31,1996           39,600          3,960     21,624,468         38,448
                                   =======================================================

                                                                                              UNREALIZED
                                                                                                 GAIN
                                   ADDITIONAL                                  RESTRICTED      (LOSS) ON
                                    PAID-IN       RETAINED      TREASURY         STOCK         SECURITIES
                                    CAPITAL       EARNINGS        STOCK          AWARD         AVAILABLE        TOTAL
------------------------------------------------------------------------------------------------------------------------
Balance at December 31,1994      $   120,866    $    25,949    $   (11,764)   $    (1,266)   $    (6,768)   $   187,305
                                 =======================================================================================

Net income-1995                           --         34,565             --             --             --         34,565
Cash dividends-common                     --         (8,545)
Cash dividends-preferred                  --           (901)            --             --             --           (901)
Stock dividend of
   acquired company                      824           (923)            --             --             --             --
Issuance of common stock for-
   Stock options exercised               503             --             --             --             --            617
   Warrants exercised                    319             --             --             --             --          1,498
   Dividend reinvestment
      and stock Purchase plan             23             --             --             --             --             26
   Preferred stock
      conversion                          86             --             --             --             --             --
Redemption of preferred
   stock and conversion
   of preferred stock
   to common stock                       452             --         16,214             --             --         (2,481)
Purchase of treasury stock:
   Preferred                              --             --            (71)            --             --            (71)
   Common                                 --             --         (4,885)            --             --         (4,885)
Restricted stock transactions             --             --           (141)           578             --            437
Effect of compensation plans             184             --             --             --             --            184
Regulatory approved
   transfer of acquired
   subsidiary                        (13,028)        13,028             --             --             --             --
change in unrealized
   gain (loss)
   on securities
   available for sale                     --             --             --             --          9,047          9,047
                                 ---------------------------------------------------------------------------------------
Balance at December 31,1995          110,229         63,173           (647)          (688)         2,279        216,796
                                 =======================================================================================

Net income-1996                           --         21,497             --             --             --         21,497
Cash dividends-common                     --        (14,600)            --             --             --        (14,600)
Cash dividends-preferred                  --           (825)            --             --             --           (825)
3% stock dividend                        680        (12,398)        11,657             --             --            (34)
Issuance of common stock for--
   Stock options exercised              (873)            --            782             --             --            364
   Warrants exercised                    207             --             74             --             --            536
   Dividend reinvestment and               6             --             --             --             --              7
       stock purchase plan
   Preferred stock conversion             92             --             --             --             --             --
Issuance and retirement of
   treasury stock                     (7,218)            --          7,906             --             --             --
Purchase of treasury stock                --             --        (19,770)            --             --        (19,770)
Restricted stock transactions             --             17             (2)           409             --            424
Effect of compensation plans             116            104             --             --             --            220
Tax effect of exercise
   of nonqualifying
   stock options                         994             --             --             --             --            994
Change in unrealized
   gain (loss) on
   securities available
   for sale                               --             --             --             --            724            724

                                 ---------------------------------------------------------------------------------------
Balance at December 31,1996          104,233         56,968             --           (279)         3,003        206,333
                                 =======================================================================================


See Notes to Consolidated Financial Statements

HUBCO, INC. ANNUAL REPORT 1997

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Continued) Years Ended December 31, 1997, 1996, and 1995


                                                                                                               UNREALIZED
                                CONVERTIBLE                                                                    GAIN (LOSS)
                             PREFERRED STOCK        COMMON STOCK       ADDITIONAL                     RESTRICTED    ON
                             ---------------        ------------        PAID-IN  RETAINED   TREASURY    STOCK  SECURITIES
                              SHARES  AMOUNT      SHARES     AMOUNT     CAPITAL  EARNINGS     STOCK     AWARD   AVAILABLE    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share data)
Net income - 1997                 --       --           --        --         --    49,314         --       --         --     49,314
Cash dividends - common           --       --           --        --         --   (16,538)        --       --         --    (16,538)
Cash dividends - preferred        --       --           --        --         --      (650)        --       --         --       (650)
3% stock dividend                 --       --      287,034       511      9,896   (23,029)    12,709       --         --         87
Issuance of common stock for
   Stock options exercised        --       --           --        --     (6,371)       --      8,916       --         --      2,545
   Warrants exercised             --       --           --        --        (48)       --         65       --         --         17
Preferred stock
   conversion                (38,350)  (3,835)          --        --    (36,513)       --     40,348       --         --         --
Cash in lieu of
   fractional shares              --       --           --        --        (98)       --         --       --         --        (98)
Purchase of treasury stock        --       --           --        --         --        --    (62,338)      --         --    (62,338)
Restricted stock
   transactions                   --       --           --        --         --       300       (165)      --        135
Change in unrealized
   gain (loss)
   on securities
   available for sale             --       --           --        --         --        --         --       --      7,333      7,333
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997   1,250     $125   21,911,502   $38,959    $71,099   $66,065   $     --    $(444)   $10,336   $186,140
===================================================================================================================================

                                                                       [PHOTO]

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, (in thousands)                                                        1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                                                  $  49,314      $  21,497      $  34,565
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Provision for possible loan losses                                                           7,327         12,295          9,515
   Provision for depreciation and amortization                                                 10,340         10,495          7,695
   Amortization of securities premiums, net                                                       571          2,436            393
   Securities gains                                                                            (8,494)          (987)          (986)
   Gain on sale of loans                                                                       (1,131)          (153)          (595)
   Gain on sale of interest in subsidiary                                                          --             --           (817)
   Deferred income tax provision (benefit)                                                      3,769         (2,818)         6,539
   Decrease (increase) in other assets                                                         12,489         17,013        (17,386)
   Increase in other liabilities                                                                6,103          2,538          3,895
                                                                                            ---------------------------------------
                                       NET CASH PROVIDED BY OPERATING ACTIVITIES               80,288         62,316         42,818
                                                                                            ---------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of securities available for sale                                          115,448        103,767        158,446
Proceeds from repayments and maturities of securities:
   Available for sale                                                                         158,929        122,192         42,289
   Held to maturity                                                                            61,640         54,677        121,074
Purchases of securities:
   Available for sale                                                                        (157,398)      (347,257)       (91,452)
   Held to maturity                                                                                --        (47,929)       (87,709)
Net cash acquired through acquisitions                                                             --         78,747             --
Net decrease (increase) in loans                                                               85,183        (82,070)      (109,955)
Loans purchased                                                                               (29,704)            --         (8,257)
Loans sold                                                                                     50,929          9,450         21,357
Proceeds from sales of premises and equipment                                                     104          1,233             --
Purchases of premises and equipment                                                            (3,650)        (4,949)        (3,322)
Decrease in other real estate owned                                                             2,326          6,151          4,361
                                                                                            ---------------------------------------
                             NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES              283,807       (105,988)        46,832
                                                                                            ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in demand deposits, NOW accounts and savings accounts                           (104,142)       (91,630)       (55,127)
Net (decrease) increase in certificates of deposit                                           (173,551)       (80,466)        86,401
Net increase (decrease) in short-term borrowings                                              173,340        108,295        (57,113)
Net Proceeds from the issuance of capital trust securities                                     49,250             --             --
Net Proceeds from the issuance of subordinated debt                                                --         73,738             --
Proceeds from the issuance of common stock                                                      2,562            907          2,141
Redemption of convertible preferred stock                                                          --             --         (2,481)
Cash dividends paid                                                                           (17,188)       (15,425)        (9,446)
Purchase of treasury stock                                                                    (62,338)       (19,770)        (4,956)
Proceeds from sale of interest in subsidiary                                                       --             --          4,215
                                                                                            ---------------------------------------
                                           NET CASH USED IN FINANCING ACTIVITIES             (132,067)       (24,351)       (36,366)
                                                                                            ---------------------------------------
                                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              232,028        (68,023)        53,284
                                  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              153,068        221,091        167,807
                                                                                            ---------------------------------------
                                        CASH AND CASH EQUIVALENTS AT END OF YEAR            $ 385,096       $153,068       $221,091
                                                                                            ========================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
   Cash paid during the year for-
   Interest                                                                                   $80,348        $71,874        $68,706
   Income taxes                                                                                24,467         15,286         10,887
                                                                                            ========================================
Liabilities assumed in purchase business combinations
   and branch acquisitions                                                                  $      --       $347,104      $      --
                                                                                            ========================================


See Notes to Consolidated Financial Statements

HUBCO, INC. ANNUAL REPORT 1997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997 (In Thousands, Except Share Data)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HUBCO, Inc. (the Company) provides a full range of banking services to individual and corporate customers through its two banking subsidiaries, Hudson United Bank (Hudson United) and Lafayette American Bank (Lafayette), with branch locations in New Jersey and Connecticut. The Company is subject to the regulations of certain Federal and state banking agencies and undergoes periodic examinations by those agencies.

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

Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available for sale and are carried at fair value. Differences between available for sale securities' amortized cost and fair value are charged/credited directly to stockholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis. The Company has no securities held for trading purposes at December 31, 1997 and 1996.

LOANS

Loans are recorded at their principal amounts outstanding. Interest income on loans not made on a discounted basis is credited to income based on principal amounts outstanding at applicable interest rates. Interest income on consumer credit loans is recorded primarily using the simple interest method.

Recognition of interest on the accrual method is discontinued when, based on contractual delinquency, timely payment is not expected. A nonaccrual loan is not returned to an accrual status until interest is received on a current basis and other factors indicate that collection of principal and interest is no longer doubtful.

The net amount of all loan origination fees, direct loan origination costs and loan commitment fees are deferred and recognized over the estimated life of the related loans as an adjustment to yield.

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

In accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 118," Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," a loan is deemed impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. These accounting standards require that the measurement of impairment of a loan be based on either: the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate; a loan's observable market price; or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company will be required to establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses. The valuation allowance, if any, is maintained as part of the allowance for possible loan losses. The Company's process of identifying impaired loans is conducted as part of its review of the adequacy of the allowance for possible loan losses.

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

PURCHASED MORTGAGE SERVICING RIGHTS

Purchased mortgage servicing rights are carried at the lower of amortized cost or the discounted value (based on current interest rates) of the related estimated future net cash flow stream. The cost of purchased mortgage servicing rights is amortized over the estimated period of net servicing revenues.

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

As discussed further in Note (2), the Company acquired all of the outstanding shares of Lafayette on July 1, 1996, and all of the outstanding shares of Westport Bancorp, Inc. (Westport) on December 13, 1996. Lafayette and Westport established valuation allowances due to uncertainties surrounding their ability to realize their deferred tax assets. Considering the combined operating results of HUBCO, it is unlikely that the Company would have established this valuation allowance with respect to its federal deferred tax assets had the companies previously been combined. Accordingly, the accompanying financial statements (including quarterly financial information in Note 21) have been restated to reflect what the changes to the valuation allowance would have been had the companies always been combined.

HUBCO, INC. ANNUAL REPORT 1997

TREASURY STOCK

The Company determines the cost of treasury shares under the weighted-average cost method.

STOCK-BASED COMPENSATION

Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and allows companies to choose either: 1 ) a fair value method of valuing stock-based compensation plans which will affect reported net income; or 2) to continue following the existing accounting rules for stock option accounting but disclose what the impacts would have been had the new standard been adopted. The Company elected the disclosure option of this standard. See Note 15.

TRANSFERS & SERVICING OF FINANCIAL ASSETS

Effective January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Such standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of the standard did not have a material impact on the Company's financial position or results of operations.

PER SHARE AMOUNTS

In the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share and requires dual presentation of basic and diluted earnings per share.

Basic earnings per share is computed by dividing net income, less dividends on the convertible preferred stock, by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the number of shares issuable upon conversion of the preferred stock and the incremental number of shares issuable from the exercise of stock options and warrants, calculated using the treasury stock method. All per share amounts have been retroactively adjusted for the three-for-two common stock split on January 14, 1995 and for all stock dividends. All prior annual and interim periods presented in this report have been restated in the new format.

RECENT ACCOUNTING STANDARDS

In June, 1997, the Financial Accounting Standards Board (FASB), issued two Statements. SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement is effective for fiscal years beginning after December 15, 1997; earlier application is permitted. The Company has elected not to adopt this Statement prior to its effective date and has not determined which financial statement will be utilized to display comprehensive income. The second Statement, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", requires that a public business enterprise report financial and descriptive information about its reportable operating segments. This Statement becomes effective for fiscal years beginning after December 15, 1997; earlier adoption is permitted. The Company has elected not to adopt this Statement prior to its effective date.

CASH EQUIVALENTS

Cash equivalents include amounts due from banks and Federal funds sold.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1996 and 1995 amounts in order to conform with 1997's presentation.

(2)  BUSINESS COMBINATIONS

The following business combinations have been accounted for using the pooling of interests method.

On April 5, 1995, the Company acquired all of the outstanding shares of Jefferson National Bank (Jefferson), based in Passaic, New Jersey. Each share of Jefferson common stock outstanding was converted into 2.861 shares of the Company's common stock, for a total of 646,981 shares. At the time of the acquisition, Jefferson had approximately $90 million in assets.

On June 30, 1995, the Company acquired all of the outstanding shares of Urban National Bank (Urban), based in Franklin Lakes, New Jersey. Each share of Urban common stock outstanding was converted into 2.30 shares of the Company's common stock, for a total of 2,265,207 shares. At the time of the acquisition, Urban had approximately $230 million in assets.

On January 12, 1996, the Company acquired all of the outstanding shares of Growth Financial Corp (Growth), based in Basking Ridge, New Jersey. Each share of Growth common stock outstanding was converted into
 .732 shares of the Company's common stock, for a total of 1,309,704 shares. At the time of the acquisition, Growth had approximately $128 million in assets.

On July 1, 1996, the Company acquired all of the outstanding shares of Lafayette American Bank and Trust Company (Lafayette), based in Bridgeport, Connecticut. Each share of Lafayette common stock outstanding was converted into .624 shares of the Company's common stock, for a total of 6,066,753 shares. At the time of the acquisition, Lafayette had approximately $741 million in assets.

On December 13, 1996, the Company acquired all the outstanding shares of Westport Bancorp, Inc., (Westport) based in Westport, Connecticut. Each share of Westport common stock outstanding was converted into .3421 shares of the Company's common stock for a total of 1,922,068 shares. Westport's convertible preferred stock was converted into a new preferred issue with identical terms, including equivalent dividend yield. At the time of the acquisition, Westport had approximately $317 million in assets.

Under the pooling-of-interests method, the accompanying consolidated financial statements include the accounts of these acquired institutions for all periods presented.

Separate results of the combining pooled entities for the period prior to their acquisition are as follows:

                                                                          1995
--------------------------------------------------------------------------------
Net interest income-
   The Company, as previously reported                                  $ 81,102
     Growth                                                                5,969
     Lafayette                                                            31,442
     Westport                                                             14,698
                                                                        --------
                                                                        $133,211
                                                                        ========

Net income-
   The Company, as previously reported                                  $ 23,684
     Growth                                                                  198
     Lafayette# (1)                                                        6,715
     Westport (1)#                                                         3,968
                                                                        --------
                                                                        $ 34,565
                                                                        ========

(1) Represents amounts previously reported by Lafayette and Westport as restated for certain changes in the timing of deferred tax asset valuation allowance changes (see Note 1 Federal Income Taxes).

The following business combinations have been accounted for using the purchase method.

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

On November 29, 1996, Lafayette acquired UST Bank/ Connecticut, a subsidiary of UST Corp, for a cash purchase price of $13.7 million which was $6.7 million in excess of the fair value of the net assets acquired. UST Bank/Connecticut is a $111 million commercial bank with 4 branch locations in Fairfield County, Connecticut. Since this transaction was also accounted for as a purchase, UST Bank/Connecticut's results of operations have been included in the accompanying financial statements subsequent to November 29, 1996.

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

In addition, during 1996, the Company purchased 4 branches with total deposits of $70.3 million for an aggregate premium of $3.6 million. The resulting core deposit intangible is being amortized to expense on a straight line basis over 5 years. The Company also sold 1 branch during 1996 with deposits of $9.7 million and recorded a gain of $622.

(3)  CASH AND DUE FROM BANKS

The Company's subsidiary banks are required to maintain certain average reserve balances as established by the Federal Reserve Board. The amount of those reserve balances for the reserve computation period, which included December 31, 1997 was $4.2 million.

HUBCO, INC. ANNUAL REPORT 1997

(4)  SECURITIES

The amortized cost and estimated market value of securities as of December 31, 1997 and 1996 are summarized as follows (in thousands):

                                                    1997
                             ---------------------------------------------------

                                              Gross Unrealized         Estimated
                                 Amortized    ----------------          Market
                                   Cost       Gains       (Losses)      Value
--------------------------------------------------------------------------------
Available for Sale
U.S. Government               $  61,403    $     865     $      (7)    $  62,261
U.S. Government
    agencies                    379,245        2,214        (1,125)      380,334
States and
   political
   subdivisions                   8,453           40           (24)        8,469
Other debt
   securities                    28,890           61            (8)       28,943
Equity securities                55,079       15,419            --        70,498
                              --------------------------------------------------
                              $ 533,070    $  18,599     $  (1,164)    $ 550,505
                              ==================================================

Held to Maturity
U.S. Government               $  42,108    $     546     $      --     $  42,654
U.S. Government
   agencies                     185,462        2,413          (855)      187,020
                              --------------------------------------------------
                              $ 227,570    $   2,959     $    (855)    $ 229,674
                              ==================================================


                                                    1996
                             ---------------------------------------------------
                                              Gross Unrealized         Estimated
                              Amortized       ----------------          Market
                                 Cost       Gains       (Losses)        Value
--------------------------------------------------------------------------------
Available for Sale
U.S. Government               $  85,403    $     535     $     (51)    $  85,887
U.S. Government
   agencies                     496,370        3,118        (3,376)      496,112
States and
   political
subdivisions                     11,575            6            (2)       11,579
Other debt
securities                        4,344           53           (11)        4,386
Equity securities                52,730        5,088          (290)       57,528
                              --------------------------------------------------
                              $ 650,422    $   8,800     $  (3,730)    $ 655,492
                              ==================================================

Held to Maturity
U.S. Government               $  76,837    $     326     $     (21)    $  77,142
U.S. Government
   agencies                     204,077        1,508        (3,117)      202,468
                              --------------------------------------------------
                              $ 280,914    $   1,834     $  (3,138)    $ 279,610
                              ==================================================

The amortized cost and estimated market value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                       Estimated
                                                      Amortized           Market
(in thousands)                                             Cost            Value
--------------------------------------------------------------------------------
Available for Sale
Due in one year or less                                $ 47,640         $ 47,650
Due after one year
   through five years                                   229,139          230,821
Due after five years
   through ten years                                     24,712           25,228
Due after ten years                                      23,785           23,887
                                                       -------------------------
                                                        325,276          327,586
Mortgage-backed securities                              152,715          152,422
Equity securities                                        55,079           70,497
                                                       -------------------------
                                                       $533,070         $550,505
                                                       =========================
Held to Maturity
Due in one year or less                                $ 39,217         $ 39,557
Due after one year
   through five years                                    60,911           61,349
Due after five years
   through ten years                                     39,642           40,825
                                                       -------------------------
                                                        139,770          141,731

Mortgage-backed securities                               87,800           87,943
                                                       -------------------------
                                                       $227,570         $229,674
                                                       =========================

Sales of securities for the years ended December 31 are summarized as follows (in thousands):

                                           1997            1996            1995
-------------------------------------------------------------------------------
Proceeds from sales                   $ 115,448       $ 103,767       $ 158,446
Gross gains from sales                    8,904           2,024           2,208
Gross losses from sales                    (410)         (1,037)         (1,222)

Securities with a book value of $292.1 million and $122.6 million at December 31, 1997 and 1996, respectively, are pledged to secure public funds, repurchase agreements and for other purposes as required by law.

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

A summary of the activity in the allowance for possible loan losses is as follows (in thousands):

                                               1997          1996          1995
-------------------------------------------------------------------------------
Balance at January 1                       $ 35,153      $ 30,105      $ 30,958
Additions (deductions):
   Provision charged
   to expense                                 7,327        12,295         9,515
Allowance acquired through
   Mergers or acquisitions                    2,800         4,658            --
Recoveries on loans
   previously charged off                     3,646         2,316         2,711
Loans charged off                           (11,718)      (14,221)      (13,168)
Transfers from assets held
   for sale or reserve for
   foreclosed property losses                    --            --            89
                                          -------------------------------------
Balance at December 31                     $ 37,208      $ 35,153      $ 30,105
                                          =====================================

(6)  NONPERFORMING ASSETS

The following table presents information related to loans which are on nonaccrual, contractually past due ninety days or more as to interest or principal payments and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors' financial difficulties.

                                                              December 31,
(in thousands)                                            1997            1996
--------------------------------------------------------------------------------
Nonaccrual loans                                         $32,404         $29,029
Renegotiated loans                                         1,760           2,779
                                                         -----------------------
Total nonperforming loans                                $34,164         $31,808
                                                         =======================
90 days or more past due and
   still accruing                                        $ 9,124         $ 8,531
                                                         =======================

                                                     Year ended December 31,
                                                1997         1996         1995
--------------------------------------------------------------------------------
Gross interest income which
   would have been recorded
   under original terms                         $2,946       $2,684       $2,519
                                                --------------------------------
Gross interest income
   recorded during the year                     $  239       $  367       $  584
                                                ================================

At December 31, 1997 and 1996 impaired loans, comprised principally of nonaccruing loans, totaled $34.2 million and $31.7 million, respectively. The allowance for possible loan losses related to such impaired loans was $8.5 million and $6.0 million at December 31, 1997 and 1996, respectively. The average balance of impaired loans for 1997 and 1996 was $31.6 million and $32.7 million, respectively.

(7)  LOANS TO RELATED PARTIES

In the ordinary course of business, subsidiary banks have extended credit to various directors, officers and their associates.

The aggregate loans outstanding to related parties are summarized below for the year ended December 31, 1997 (in thousands):

Balance at January 1                                                   $ 11,213
New loans issued                                                          1,505
Repayment of loans                                                       (3,733)
Loans to former directors                                                  (674)
                                                                       --------
Balance at December 31                                                 $  8,311
                                                                       ========

(8)  PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31 (in thousands):

                                                          1997           1996
--------------------------------------------------------------------------------
Land                                                   $  9,464        $  8,959
Premises                                                 40,871          41,224
Furniture, fixtures and equipment                        30,432          29,468
                                                       -------------------------
                                                         80,767          79,651
Less-Accumulated depreciation                           (39,054)        (36,141)
                                                       -------------------------
                                                       $ 41,713        $ 43,510
                                                       =========================

Depreciation and amortization expense for premises and equipment for 1997, 1996 and 1995 amounted to $5.1 million, $5.1 million and $5.0 million, respectively.

(9)  INCOME TAXES

The components of the provision (benefit) for income taxes for the year ended December 31 are as follows (in thousands):

                                           1997           1996            1995
--------------------------------------------------------------------------------
Federal-
   Current                               $ 22,251       $ 13,858        $  6,088
   Deferred                                 3,769         (2,818)          6,539
State                                       5,097            559           1,887
                                         ---------------------------------------
   Total provision for
   income taxes                          $ 31,117       $ 11,599        $ 14,514
                                         =======================================

A reconciliation of the provision for income taxes, as reported, with the Federal income tax at the statutory rate of 35 percent for the year ended December 31 is as follows (in thousands):

                                             1997          1996          1995
--------------------------------------------------------------------------------
Tax at statutory rate                      $ 28,151      $ 11,584      $ 17,155
Increase (decrease)
   in taxes resulting from-
   Tax-exempt income                           (194)         (424)         (495)
   State income taxes,
   net of Federal income
   tax benefit                                3,313           363         1,226
   Reversal of reserves
   no longer deemed necessary                    --            --        (2,076)
   Change in valuation
   allowance                                     --        (1,250)       (2,861)
   Other, net                                  (153)        1,326         1,565
                                           -------------------------------------
Provision
for income taxes                           $ 31,117      $ 11,599      $ 14,514
                                           =====================================

HUBCO, INC. ANNUAL REPORT 1997

Significant components of deferred tax assets and liabilities are as follows (in thousands):

                                                      December 31,
                                           1997          1996           1995
--------------------------------------------------------------------------------
Deferred Tax Assets
  (Liabilities):
  Allowance for possible
  loan losses                            $ 11,302       $ 14,061       $ 10,605
  Federal and state tax
  operating loss carry
  forwards                                  2,572          6,349         11,288
  Director and officer
  compensation plans                        1,152          1,189          1,212
  Purchased mortgage
  servicing rights                          1,046          1,067          1,140
  Allowance for losses
  on other real estate                        676            902            826
  Depreciation                              1,535          1,116            503
  Unrealized (gain) loss
  on available for sale
  securities                               (6,438)        (2,002)        (1,471)
  Amortization of
  intangible assets                         2,003          2,692             --
  Other                                     4,431          2,319          1,659
                                         ---------------------------------------
                                           18,279         27,693         25,762
  Valuation Allowance                          --             --         (1,250)
                                         ---------------------------------------
  Net Deferred Tax Asset                 $ 18,279       $ 27,693       $ 24,512
                                         =======================================

Management periodically evaluates the realizability of its deferred tax asset and will adjust the level of the valuation allowance if it is deemed more likely than not that all or a portion of the asset is realizable.

As of December 31, 1997, the Company had approximately $8.1 million and $4.6 million in Federal and state carry forwards, respectively, available for tax reporting purposes resulting from the Lafayette business combination which are subject to certain limitations as to the amount which may be utilized in any given year.

(10) PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company and its acquired subsidiaries have certain pension plans which cover eligible employees. The plans provide for payments to qualified employees based on salary and years of service. The Company's funding policy for these plans is to make the maximum annual contributions allowed by the applicable regulations.

Net pension cost includes the following:

                                                 1997         1996         1995
--------------------------------------------------------------------------------
Service cost - benefits
   earned during the year                     $ 1,261      $ 1,055      $   876
Interest cost on projected
   benefit obligation                           1,303        1,480        1,382
Actual return on plan assets                   (3,252)      (2,816)      (3,977)
Net amortization and deferral                   1,494        1,322        2,687
                                              ----------------------------------
Net periodic pension cost                     $   806      $ 1,041      $   968
                                              ==================================

Assumptions used by the Company in the accounting for its plans in 1997, 1996 and 1995 were:

                                              1997           1996          1995
--------------------------------------------------------------------------------
Weighted average discount rate                6.5%        7.0%-7.75%        7.0%
Rate of increase in compensation              3.5%         4.0%-5.0%        4.0%
Expected long-term rate of
   return on assets                           8.0%         8.0%-8.5%        8.0%

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31 for the Company's plans:

                                                        1997            1996
-------------------------------------------------------------------------------
Actuarial present value
of benefit obligations-
   Accumulated benefit obligation,
   including vested benefits of
   $18,967 and $18,894 for 1997 and
   1996 respectively                                   $ 20,352        $ 19,348
                                                       =========================
   Projected benefit obligation
   for service rendered to date                        $ 21,346        $ 22,553
   Plan assets at fair value                             24,659          22,806
                                                       -------------------------
   Projected benefit obligation
   less than plan assets                                  3,313             253

   Unrecognized portion as of
   December 31, of net asset existing
   at date of adoption of FASB
   Statement No. 87                                        (234)           (377)

   Prior service cost not yet
   recognized in net periodic
   pension cost                                             975           1,200

   Unrecognized net asset at
   December 31                                           (2,595)           (479)
                                                       -------------------------
   Prepaid pension costs included
   in other assets                                     $  1,459        $    597
                                                       =========================

The Company has a 401 (k) savings plan covering substantially all of its employees. Under the Plan, the Company matches varying percentages of the first 6% of the employee's contribution. The Company's contributions under this Plan were approximately $726, $654 and $598 in 1997, 1996 and 1995, respectively.

Except for the above plans, the Company does not provide any significant post-retirement benefits.

(11) DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100, was approximately $126.6 million and $112.9 million in 1997 and 1996, respectively.

The scheduled maturities of certificates of deposit are as follows at December 31, 1997 (in thousands):

         1998                                 $569,802
         1999                                   51,544
         2000                                   19,660
         2001                                    7,976
         2002 and thereafter                     3,873
                                              --------
                                              $652,855
                                              ========

(12) SHORT-TERM BORROWINGS

The following is a summary of short-term borrowings at December 31 (in thousands):

                                                            1997            1996
--------------------------------------------------------------------------------
Federal Home Loan Bank advances                         $ 92,600        $110,000
Securities sold under agreements
   to repurchase                                         263,370          56,911
Federal funds purchased                                       --          17,500
Treasury, Tax and Loan note                                2,542             893
Other borrowings                                           2,807           2,675
                                                        ------------------------
Total borrowings                                        $361,319        $187,979
                                                        ========================

Information concerning securities sold under agreements to repurchase is summarized as follows at December 31 (in thousands):

                                                         1997            1996
-------------------------------------------------------------------------------
Average daily balance during the year                  $ 58,899        $ 58,734
Average interest rate during the year                      3.94%           3.43%
Maximum month-end balance
   during the year                                      263,370          97,649

Mortgage-backed securities underlying the agreements at December 31 (in thousands):

                                                        1997              1996
--------------------------------------------------------------------------------
Carrying value                                         $18,531           $57,470
Estimated fair value                                   $18,710           $57,709

(13) SUBORDINATED DEBT

In September, 1996, the Company sold $75.0 million aggregate principal amount of subordinated debentures. The debentures, which mature in 2006, bear interest at 8.20% per annum payable semiannually. In January, 1994, the Company sold $25.0 million aggregate principal amount of subordinated debentures. The debentures, which mature in 2004, bear interest at 7.75% per annum payable semi-annually.

(14) CAPITAL TRUST SECURITIES On January 31, 1997, the Company issued

$50.0 million in capital securities offered by HUBCO Capital Trust 1 pursuant to Rule 144A under the Securities Act of 1933. The 8.98% capital securities represent a preferred beneficial interest in the assets of HUBCO Capital Trust 1, a statutory business trust. This wholly-owned Trust exists for the sole purpose of issuing the Trust Securities and investing the proceeds in 8.98% Junior Subordinated Deferrable Interest Debentures issued by the Company which mature on February 1, 2027. The capital securities have preference over the common securities under certain circumstances with respect to cash distributions and amounts payable on liquidation and are guaranteed by the Company. The $50.0 million is included in Tier I capital for regulatory purposes, subject to certain limitations, but is classified as long-term debt for financial reporting purposes.

(15) STOCKHOLDERS' EQUITY

On October 13, 1994, the Company announced that its Board of Directors had approved a 3-for-2 stock split effective January 14,1995 to record holders of HUBCO Common Stock on January 3, 1995. On November 15, 1996, the Company paid a 3% stock dividend to stockholders of record on November 4, 1996. On December 1, 1997, the Company paid a 3% stock dividend to stockholders of record on November 13, 1997. As a result, all share data has been retroactively restated.

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

In July, 1996, as part of the Lafayette acquisition, the Company converted all outstanding Lafayette warrants into HUBCO warrants. Each HUBCO warrant is exercisable at $7.06 for one share of HUBCO common stock. The warrants are exercisable at the option of the holder, until February 1999 at which time the warrants expire. During 1997, 2,605 warrants were exercised resulting in 33,285 outstanding warrants as of December 31, 1997.

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

                                                Number of         Option Price
                                                 Shares             Per Share
--------------------------------------------------------------------------------
Outstanding,
December 31, 1995                                 484,301          $12.09-$19.80
Granted                                            20,157          $19.45-$20.26
Exercised                                         (76,544)         $ 4.02-$12.46
Westport options converted                        316,227          $ 5.84-$17.53
                                               ---------------------------------
Outstanding,
December 31, 1996                                 744,141          $ 5.84-$20.26
                                               ---------------------------------
Granted                                           150,978          $23.79-$33.81
Exercised                                        (376,078)         $ 5.84-$17.53
Forfeited                                         (21,219)         $       16.49
                                               ---------------------------------
Outstanding,
December 31, 1997                                 497,822          $ 5.84-$33.81
                                               =================================

HUBCO, INC. ANNUAL REPORT 1997

As of December 31, 1997, 297,558 shares are exercisable. In connection with the Lafayette and Growth acquisitions, the Company issued HUBCO common shares to the holders of options to purchase Lafayette or Growth common stock, the value of which was based on the value of the options on the date of acquisition.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No.123, the Company's net income and income per share would have been reduced to the proforma amounts indicated below.

                                                            1997         1996
--------------------------------------------------------------------------------
Net income                               As reported       $49,314      $ 21,497
                                           Pro forma        48,380        21,421
Basic earnings
   per share                             As reported       $  2.20      $   0.91
                                           Pro forma          2.15          0.91

Diluted earnings
   per share                             As reported       $  2.10      $   0.88
                                           Pro forma          2.06          0.88

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for 1997 and 1996: dividend yield of 2.37% to 3.36% for 1997 and 4.00% for 1996; risk-free interest rates of 5.90% to 6.73% for 1997 and 5.64% to 6.84% for 1996; volatility factors of the expected market price of the Company's common stock of approximately 29%; and expected life of 7 years.

The Company has a restricted stock plan in which 510,000 shares of the Company's common stock may be granted to officers and key employees. During 1997 and 1996, 16,686 and 4,880 shares of common stock were awarded which vest between two to five years from the date of grant. The value of shares issued that have not been earned ($444) and ($279) has been recorded as a reduction of stockholders' equity for 1997 and 1996, respectively. Amortization of restricted stock awards charged to expense amounted to $135, $423 and $455 in 1997, 1996 and 1995, respectively.

On November 8, 1993, the Company's Board of Directors authorized management to repurchase up to 10 percent of its outstanding common stock each year. The program may be discontinued or suspended at any time, and there is no assurance that the Company will purchase the full amount authorized. The acquired shares are to be held in treasury to be used for stock option and other employee benefit plans, stock dividends, preferred stock conversion or in connection with the issuance of common stock in pending or future acquisitions. During 1997, the Company purchased 2.0 million shares at an aggregate cost of $62.3 million. All of these shares were reissued during 1997, primarily in connection with the conversion of preferred stock to common stock, the 3% stock dividend and the exercise of stock options.

Deferred compensation arrangements have been established for certain members of management. Lafayette had a deferred compensation plan for certain directors at acquisition which did not carry forward for new Board members. These plans provide for certain annual payments upon retirement. In conjunction with certain of these arrangements, Lafayette is the beneficiary under life insurance policies that it has purchased on the respective participants and other nonparticipating employees. These plans do not hold any assets.

Deferred compensation expense related to the plans for 1997, 1996 and 1995 was $260, $241 and $80, respectively.

(16) EARNINGS PER SHARE

In the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share and requires dual presentation of basic and diluted earnings per share. A reconciliation of net income to net income available to common stockholders and of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows (in thousands, except per share data):

                                                     Year Ended December 31,
--------------------------------------------------------------------------------
                                                1997         1996         1995
--------------------------------------------------------------------------------
Basic Earnings Per Share
Net Income                                     $49,314      $21,497      $34,565
Less: Preferred stock
   dividends                                       650          825          901
                                               ---------------------------------
Net income available to
   common stockholders                         $48,664      $20,672      $33,664
Weighted average common
   shares outstanding                           22,157       22,508       22,127
Basic Earnings per Share                       $  2.20      $  0.91      $  1.52
                                               =================================
Diluted Earnings Per Share
Net Income                                     $49,314      $21,497      $34,565
Weighted average common
   shares outstanding                           22,157       22,508       22,127
Effect of Dilutive Securities:
   Convertible
    Preferred Stock                                979        1,315        1,425
   Warrants                                         26           36          142
   Stock Options                                   281          450          511
                                               ---------------------------------
                                                23,443       24,309       24,205

Diluted Earnings per Share                     $  2.10      $  0.88      $  1.43
                                               =================================

(17) RESTRICTIONS ON BANK DIVIDENDS, LOANS OR ADVANCES

Certain restrictions exist regarding the ability of Hudson United Bank and Lafayette to transfer funds to the Company in the form of cash dividends, loans or advances. New Jersey state banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50 percent of the capital stock amount. Connecticut state banking regulations allow for the declaration and payment of cash dividends only from the current year's and the two prior year's retained net profits. As of December 31, 1997, $118.9 million was available for distribution to the Company from Hudson United and $11.7 million was available for distribution to the Company from Lafayette.

Under Federal Reserve regulations, each of the Banks is limited as to the amounts it may loan to its affiliates, including the Company. All such loans are required to be collateralized by specific obligations. During 1994, the Company obtained a loan from Hudson United Bank for $4.0 million in order to finance the purchase of its administrative facility. The loan has been collateralized by the property.

(18) LEASES

Total rental expense for all leases amounted to approximately $4.3 million, $5.2 million and, $4.7 million in 1997, 1996 and 1995, respectively.

At December 31, 1997, the minimum total rental commitments under all noncancelable leases on bank premises with initial or remaining terms of more than one year were as follows (in thousands):

         1998                     $3,170
         1999                      3,066
         2000                      2,887
         2001                      2,302
         2002 and Thereafter      11,575

It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases of other properties.

(19) COMMITMENTS AND CONTINGENT LIABILITIES

The Company and its subsidiaries, from time to time, may be defendants in legal proceedings. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these legal proceedings will not have a material effect on the consolidated financial statements. In the normal course of business, the Company and its subsidiaries have various commitments and contingent liabilities such as commitments to extend credit, letters of credit and liability for assets held in trust which are not reflected in the accompanying financial statements. Loan commitments, commitments to extend lines of credit and standby letters of credit are made to customers in the ordinary course of business. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. The Company's maximum exposure to credit loss for loan commitments, primarily unused lines of credit and standby letters of credit outstanding at December 31, 1997 was $675.7 million and $22.0 million, respectively. Commitments under commercial letters of credit used to facilitate customers trade transactions were $1.8 million at December 31, 1997.

HUBCO, INC. ANNUAL REPORT 1997

(20) HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

(in thousands)                                                                            December 31,
                                                                                       -------------------
BALANCE SHEETS                                                                           1997       1996
----------------------------------------------------------------------------------------------------------
ASSETS:
Cash                                                                                   $ 12,965   $ 12,092
Securities-
   Available for sale                                                                    56,014     43,130
   Held to maturity                                                                         803      1,307
Investment in subsidiaries                                                              250,292    236,639
Accounts receivable                                                                       8,736        334
Premises and equipment, net                                                               5,955      5,541
Other assets                                                                             16,779     15,400
                                                                                       -------------------
                                                                        TOTAL ASSETS   $351,544   $314,443
                                                                                       ===================
LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable                                                                       $  4,686   $    251
Notes payable-subsidiary                                                                  2,822      3,194
Accrued taxes and other liabilities                                                       7,896      4,665
                                                                                       -------------------
                                                                   TOTAL LIABILITIES     15,404      8,110
                                                                                       ===================


Subordinated Debt                                                                       100,000    100,000
Company-obligated mandatorily redeemable
   Preferred Series B Capital Securities of a subsidiary
   trust holding solely junior subordinated debentures
   of the Company                                                                        50,000         --

Stockholders' equity                                                                    186,140    206,333
                                                                                       -------------------
                                          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $351,544   $314,443
                                                                                       ===================

(in thousands)                                                        Year Ended December 31
                                                                 --------------------------------
STATEMENTS OF INCOME                                               1997        1996        1995
-------------------------------------------------------------------------------------------------
Income:
   Cash dividends from bank subsidiaries                         $ 38,360    $ 49,041    $ 17,908
   Interest                                                         6,213       1,218         873
   Securities gains                                                 8,601       1,063         813
   Rental income                                                    1,165       1,093       1,714
   Other                                                            9,956          --         748
                                                                 --------------------------------
                                                                   64,295      52,415      22,056
Expenses:
General and administrative                                         16,626       3,482       1,729
Interest                                                           12,645       4,147       2,420
                                                                 --------------------------------
                                                                   29,271       7,629       4,149
                                                                 --------------------------------
Income before income tax provision (benefit) and equity in
   undistributed net income (loss) of subsidiaries                 35,024      44,786      17,907
Income tax provision (benefit)                                     (1,503)     (1,453)         46
                                                                 --------------------------------
                                                                   36,527      46,239      17,861
Equity in undistributed net income (loss) of subsidiaries          12,787     (24,742)     16,704
                                                                 --------------------------------
                                                    NET INCOME   $ 49,314    $ 21,497    $ 34,565
                                                                 ================================

(in thousands)                                                       Year Ended December 31,
                                                                 --------------------------------
STATEMENTS OF CASH FLOWS                                           1997        1996        1995
-------------------------------------------------------------------------------------------------
Operating activities:
   Net income                                                    $ 49,314    $ 21,497    $ 34,565
   Adjustments to reconcile net income to net cash
   provided by (used in) operating activities-
   Provision for depreciation                                         475         331         186
   Amortization of restricted stock                                   135         424         455
   Securities gains                                                (8,601)     (1,063)       (813)
   Gain on sale of interest in subsidiary                              --          --        (817)
   Increase in investment in subsidiaries                         (12,787)    (30,601)    (22,380)
   (increase) Decrease in accounts receivable                      (1,764)      7,238      (6,451)
   Increase in other assets                                        (1,399)     (5,217)     (6,116)
   Decrease in notes payable                                         (372)       (372)       (372)
   Decrease (increase) in accounts payable                          4.435        (517)        121
   (Decrease) Increase in accrued taxes and other liabilities      (7.732)      2,576         245
                                                                 --------------------------------
           NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES     21,704      (5,704)     (1,377)
                                                                 --------------------------------
Investing activities:
   Proceeds from sale of securities                                78,174      11,742      18,909
   Proceeds from maturities of securities                          19,888       1,444         196
   Purchase of securities                                         (90,812)    (42,284)     (5,191)
   Net decrease in loans                                               --         426          68
   Capital expenditures                                              (414)       (272)     (1,116)
                                                                 --------------------------------
           NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES      6,836     (28,944)     12,866
                                                                 --------------------------------
Financing activities:
   Proceeds from sale of interest in subsidiary                        --          --       4,215
   Proceeds from issuance of common stock                           2,562         907       2,100
   Net proceed from issuance of capital trust securities           49,250          --          --
   Net Proceeds from issuance of subordinated debt                     --      73,738          --
   Dividends paid                                                 (17,188)    (15,425)     (9,446)
   Redemption of convertible preferred stock                           --          --      (2,481)
   Purchase of treasury stock                                     (62,338)    (19,770)     (4,956)
   Other                                                               47       2,442          41
                                                                 --------------------------------
           NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES    (27,667)     41,892     (10,527)
                                                                 --------------------------------
                                              INCREASE IN CASH        873       7,244         962
                                     CASH AT BEGINNING OF YEAR     12,092       4,848       3,886
                                                                 --------------------------------
                                           CASH AT END OF YEAR   $ 12,965    $ 12,092    $  4,848
                                                                 ================================

HUBCO, INC. ANNUAL REPORT 1997

(21) SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following quarterly financial information for the two years ended December 31, 1997 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods are reflected. Results of operations for the periods, are not necessarily indicative of the results of the entire year or any other interim period.

                                                                  Three Months Ended
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                       March 31          June 30      September 30 (a)    December 31 (a)
----------------------------------------------------------------------------------------------------------------
1997
Net interest income                           $34,224           $36,216          $36,037           $33,767
Provision for possible loan losses              1,481             1,621            1,925             2,300
Income before income taxes                     18,534            20,165           21,579            20,153
Net income                                     11,484            12,041           12,893            12,896
Net income per share-basic                       0.51              0.53             0.57              0.59
Net income per share-diluted                     0.48              0.51             0.54              0.57

1996
Net interest income                           $32,318           $32,693          $32,431           $33,912
Provision for possible loan losses              2,253             2,743            1,679             5,620
Income before income taxes                     13,512            12,658            3,075             3,851
Net income                                      8,317             7,732            1,988             3,460
Net income per share-basic                       0.36              0.33             0.08              0.14
Net income per share-diluted                     0.34              0.32             0.08              0.14

(A) Net income and related per share amounts for these periods in 1996 were significantly impacted by merger related and restructuring costs resulting from the acquisitions of Lafayette and Westport (see Note 2) that were completed in the third quarter and fourth quarter, respectively.

(22) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments include cash, loan agreements, accounts receivable and payable, debt securities, deposit liabilities, loan commitments, standby letters of credit and financial guarantees, among others. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale.

Estimated fair values have been determined by the Company using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used, the estimated fair values and recorded book balances of the Company's financial instruments at December 31, 1997 and 1996 were as follows:

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

                                                               1997                               1996
                                                     Estimated       Recorded           Estimated       Recorded
(In thousands)                                       Fair Value     Book Value          Fair Value     Book Value
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                             $385,096        $385,096           $153,068       $153,068
Securities                                             780,179         778,075            935,102        936,406

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

                                                              1997                               1996
                                                     Estimated       Recorded          Estimated        Recorded
(In thousands)                                       Fair Value     Book Value         Fair Value      Book Value
-----------------------------------------------------------------------------------------------------------------
Loans, net of allowance                             $1,746,664     $1,736,598          $1,881,553     $1,849,202

The fair value of demand deposits, savings deposits and certain money market accounts approximate their recorded book balances. The fair value of fixed maturity certificates of deposit was estimated using the present value of discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

                                                               1997                              1996
                                                    Estimated       Recorded           Estimated       Recorded
(In thousands)                                      Fair Value     Book Value          Fair Value      Book Value
-----------------------------------------------------------------------------------------------------------------
Deposits                                            $2,314,707     $2,314,399          $2,594,386     $2,592,092

The fair value for accrued interest receivable, the cash surrender value of life insurance policies and for the other borrowed funds approximates their respective recorded book balance.

                                                               1997                               1996
                                                     Estimated       Recorded          Estimated        Recorded
(In thousands)                                       Fair Value     Book Value         Fair Value      Book Value
-----------------------------------------------------------------------------------------------------------------
Accrued interest receivable                            $21,416        $21,416             $33,204        $33,204
Cash surrender value of life insurance                  10,968         10,968               9,959          9,959
Short-term borrowings                                  361,319        361,319             187,979        187,979

The fair value of the subordinated debt and capital trust securities were determined by reference to quoted market prices.

                                                               1997                               1996
                                                     Estimated       Recorded          Estimated        Recorded
(In thousands)                                       Fair Value     Book Value         Fair Value      Book Value
-----------------------------------------------------------------------------------------------------------------
Subordinated Debt                                     $106,733       $100,000            $103,475       $100,000
Capital Trust Securities                                54,934         50,000                  --             --

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

HUBCO, INC. ANNUAL REPORT 1997

(23) REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require each of the Banks to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company and its subsidiary banks meet all capital adequacy requirements to which they are subject.

The Bank's actual capital amounts and ratios are presented in the following table:

                                                                                              To Be Well
                                                                                          Capitalized Under
                                                                    For Capital           Prompt Corrective
                                              Actual             Adequacy Purposes        Action Provisions
-------------------------------------------------------------------------------------------------------------
                                      Amount         Ratio      Amount        Ratio       Amount        Ratio
-------------------------------------------------------------------------------------------------------------
As of December 31, 1997:
Total Capital to Risk Weighted Assets:
HUBCO                               $325,967         16.6%     $156,862       >8.0%     $196,077       >10.0%
Hudson United Bank                   141,171         12.5%       90,168       >8.0%      112,710       >10.0%
Lafayette American Bank              107,569         13.7%       62,996       >8.0%       78,745       >10.0%
Tier I Capital to Risk Weighted Assets:
HUBCO                                201,301         10.3%       78,431       >4.0%      117,646       >6.0%
Hudson United Bank                   127,030         11.3%       45,084       >4.0%       67,626       >6.0%
Lafayette American Bank               97,614         12.4%       31,498       >4.0%       47,247       >6.0%
Tier I Capital to Average Assets:
HUBCO                                201,301          7.1%      113,484       >4.0%      141,855       >5.0%
Hudson United Bank                   127,030          7.8%       65,302       >4.0%       81,627       >5.0%
Lafayette American Bank               97,614          8.4%       46,377       >4.0%       57,971       >5.0%


                                                                       [PHOTO}

(24) SUBSEQUENT EVENTS

On October 23, 1997, the Company and Poughkeepsie Financial Corp. (PFC) announced the signing of a definitive merger agreement. Under the terms of the agreement PFC will merge into HUBCO and PFC's subsidiary bank, Bank of the Hudson, a $880 million institution headquartered in Poughkeepsie, New York will be established as a separate New York banking subsidiary of HUBCO. Bank of the Hudson has 16 branches in Rockland, Orange and Dutchess Counties in New York.

On December 16, 1997, the Company and MSB Bancorp, Inc. (MSB) announced the signing of a definitive merger agreement. Under the terms of the agreement, MSB will be merged into HUBCO and MSB's subsidiary bank, MSB Bank will be merged into Bank of the Hudson, HUBCO's New York subsidiary following the PFC acquisition. MSB Bank is a $774 million institution headquartered in Goshen, New York and operates 16 branches in Orange, Putnam and Sullivan Counties in New York.

On January 8, 1998, the Company acquired The Bank of Southington (Southington) and merged it into Lafayette American Bank. Southington is a $135 million bank with 3 branch locations, headquartered in Southington, Connecticut. The merger was treated as a pooling-of-interests for accounting purposes. Since this acquisition was closed subsequent to December 31, 1997, the financial statements for periods prior to the merger have not been restated to include Southington or its results of operations.

On February 5, 1998, the Company acquired Security National Bank & Trust Company of New Jersey (Security National) and merged Security National into Hudson. Security National is an $86 million bank and trust company headquartered in Newark, New Jersey with 4 branches in Nutley, Kearny and Newark, New Jersey. The merger was accounted for under the purchase method of accounting.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of HUBCO, Inc.:

We have audited the accompanying consolidated balance sheets of HUBCO, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HUBCO, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Roseland, New Jersey
January 10, 1998


42

HUBCO, INC. ANNUAL REPORT 1997

MARKET AND DIVIDEND INFORMATION


HUBCO, Inc. is traded on the NASDAQ National Market under the symbol of HUBC. At year end, there were approximately 3,588 common stockholders of record. The following table sets forth by quarter the high and low closing sale price for HUBCO, Inc. common stock and dividend information per common share:

QUARTERLY COMMON STOCK AND DIVIDEND INFORMATION
(restated to give retroactive effect to stock dividends)

                                                    1997                                   1996
----------------------------------------------------------------------------------------------------------------
                                                                 Cash                                   Cash
Quarter Ending                         High         Low        Dividends      High          Low       Dividends
----------------------------------------------------------------------------------------------------------------
   March 31                          $ 25.85       $ 21.84      $ 0.184      $ 21.33      $ 18.32      $ 0.160
   June 30                           $ 28.52       $ 21.12      $ 0.184      $ 20.50      $ 17.32      $ 0.160
   September 30                      $ 32.04       $ 26.94      $ 0.184      $ 20.39      $ 18.61      $ 0.160
   December 31                       $ 39.13       $ 30.94      $ 0.200      $ 24.15      $ 19.56      $ 0.184

HUBCO, Inc. will provide, free of charge, to any stockholders, upon written request, a copy of the Corporation's Annual Report on Form 1O-K, including the financial statements and schedules which have been filed with the Securities & Exchange Commission. Requests should be addressed to D. Lynn Van Borkulo-Nuzzo, Corporate Secretary, HUBCO, Inc., 1000 MacArthur Blvd., Mahwah, New Jersey, 07430.

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

HUBCO, INC. & SUBSIDIARIES

HUBCO, INC
BOARD OF DIRECTORS

KENNETH T. NEILSON                          BRYANT D. MALCOLM                               SISTER GRACE FRANCES STRAUBER
Chairman, President & CEO,                  President, Malcolm o Brooker Company, Inc.      Chairperson, Franciscan Health
HUBCO, Inc. &                                                                               Care System of New Jersey
Hudson United Bank                          W. PETER MCBRIDE
                                            President,                                      JOHN H. TATIGIAN, JR.
ROBERT J. BURKE                             McBride Enterprises, Inc.                       Senior Vice President,
President,                                                                                  Peter Paul-Hershey
Union Dry Dock & Repair Co.                 CHARLES F.X. POGGI
                                            President, The Poggi Press
DONALD P. CALCAGNINI Chairman, Lafayette
American Bank                               DAVID A. ROSOW
                                            Chairman, Rosow and Co., Inc.
JOAN DAVID
Educator                                    JAMES E. SCHIERLOH
                                            Chairman Emeritus
THOMAS R. FARLEY, Esq.
Retired




HUBCO, INC.                                 HUDSON UNITED BANK                              LAFAYETTE AMERICAN BANK
EXECUTIVE OFFICERS                          BOARD OF DIRECTORS                              BOARD OF DIRECTORS

KENNETH T. NEILSON                          KENNETH T. NEILSON                              DONALD P. CALCAGNINI
Chairman, President & CEO                   Chairman                                        Chairman

D. LYNN VAN BORKULO-NUZZO, ESQ.             ROBERT J. BURKE                                 PAUL C. KREUCH, JR.
Executive Vice President &                                                                  President &
Corporate Secretary                         JOAN DAVID                                      Chief Executive Officer

A. ROGER BOSMA                              THOMAS R. FARLEY, ESQ.                          WILLIAM A. BRENNAN
Executive Vice President                    BRYANT D. MALCOM                                ROMAN F. GARBACIK, ESQ.

JOSEPH F. HURLEY                            W. PETER MCBRIDE                                GARY R. GINSBERG, ESQ.
Executive Vice President &
Chief Financial Officer                     EMILIO A. PELAEZ, JR.                           DONALD W. HARRISON

JOHN F. MCILWAIN                            JOSEPH PFEIFER                                  JOHN F. MCILWAIN
Executive Vice President &
Chief Credit Officer                        CHARLES F.X. POGGI                              RODERICK C. MCNEIL, III

THOMAS R. NELSON                            JAMES E. SCHIERLOH                              DOUGLAS D. MILNE, III
Executive Vice President,
Chief Operating Officer, HUBCO              SISTER GRACE FRANCES STRAUBER                   ENZO R. MONTESI
President, Shoppers Charge Accounts, Co.
                                            JOSEPH A. TIGHE, JR.                            KENNETH T. NEILSON
THOMAS J. SHARA
Executive Vice President                                                                    D. LYNN VAN BORKULO-NUZZO

MARGARET WARIANKA                                                                           LEIF H. OLSEN
First Senior Vice President & Auditor
                                                                                            DAVID A. ROSOW
CHRIS A. WITKOWSKI
Senior Vice President & Controller                                                          WILLIAM D. RUECKERT

                                                                                            LOUIS F. TAGLIATELA, SR.

                                                                                            JOHN H. TATIGIAN, JR.


44

HUBCO, INC. ANNUAL REPORT 1997

ADVISORY COUNCIL MEMBERS

HUDSON UNITED BANK                          LAFAYETTE AMERICAN BANK
                                            Branch Advisory Boards
BERGEN COUNTY                               BRIDGEPORT                                      FAIRFIELD

Carl Dell'Olio                              Barnum Avenue                                   Black Rock
Harold J. Galenkamp, Jr.                    Victor Darish                                   Edward Grella
Richard Lane                                Salvatore C. DePiano, Atty                      Albert Kleban
Frank Leanza, Esq.                          Arnold Fagan                                    George Lipton, CPA
Steven Sklow                                William S. Miko, Jr.                            Dennis Magid
Bernard Stubovsky, CPA                      James F. Morton                                 Judith Meshken
Steven Sy                                   Sen. Alvin W. Penn                              Lawrence Roberts
Stephen Thompson                            Dr. Frank J. Riccio                             Dr. Salvatore Santella
Gerald H. Werdann, CPA                                                                      George Tuoti
                                            LAFAYETTE BOULEVARD                             David L. Williams
ESSEX AND MORRIS
COUNTIES                                    Alfred Belinkie, Atty                           POST ROAD
                                            Dr. Robert Caserta
Dominick Celentano                          Raymond Heche, Atty                             Richard Becker
Charles Cummins                             Dr. John R. King                                Michael Dailey
Barry Mandelbaum, Esq.                      Alfred Lenoci                                   Evelyn Kossak
Thomas Maoli                                James Melko, Sr.                                Dr. Colman Lopatin
Barbara Miskiv, CPA                         Dennis A. Miko                                  Paul F. Miller
James Mortenson, CPA                        Donald Sherman                                  Joseph W. Rocco, Jr.
Stuart A. Rosenblatt, CPA                   Matthew Vetro                                   Harris Russell
Jack Welch                                                                                  Dr. Robert D. Russo, Jr.
                                            NORTH END
HUDSON COUNTY                                                                               HAMDEN
                                            Joan Benedetto
Rene Abreu                                  Domenic DiCamillo                               Hoyte Brown
Joseph Baldomero, CPA                       Anthony Julian, Jr.                             Samuel A. Burrell, Jr.
Michael Barry                               Raymond Julian                                  Douglas L. Calcagni
Louis DeFalco, CPA                          Benjamin Levin                                  Steven P. Ciardiello, Atty
Stewart Farber, CPA                         Harold Levy                                     Louis A. Follis
George Filosa                               Samuel Liskov, Atty                             Howard Goldfarb
Ernesto Garcia                              Madeline Ripley                                 William H. Hume
Herman Hockmeyer                            Stuart Schloss                                  Louis E. Naclerio
Helga Licardo                               John Scianna                                    Robert Paolella, Sr.
Bruce J. Markowitz                          Zoltan Tuba                                     Thomas Piscitelli
Antonio Pelaez, Sr.                         Emanuel Zimmer                                  A. David Roth
Chris Wolf                                                                                  Dr. Milton B. Wallack, DDS
                                            CHESHIRE                                        Robert White
PASSAIC COUNTY
                                            Joseph F. Barba, Jr.                            MERIDEN
William Book                                Edward Bowman, Jr.
Vincent Citarelli                           Steven J. Calcagni                              Vincent A. Amato
John Demetrius, CPA                         Paul Camerato                                   John J. Biafore
George Homcy                                Andrew Coleman, Atty                            Richard J. Carabetta, CPA
Kenneth Rose, Esq.                          James Dacunto                                   Guy R. DeFrances, Atty
                                            Joseph DeLucia                                  Glenna B. Grelak
                                            Anthony Fazzone, Atty                           Allan M. Solomon, Atty
                                            James Fazzone                                   George B. Wilkinson, Jr.
                                            Marsha Guarnieri                                John A. Zima
                                            Beverly Hilzinger
                                            William L. Warner

ADVISORY COUNCIL MEMBERS



LAFAYETTE AMERICAN BANK
Branch Advisory Boards (Continued)

MIDDLEFIELD                                 STRATFORD                                       WESTPORT/NORWALK
                                                                                            BIRCHWOOD CORNERS/NORWALK
Vincent J. Bitel, Jr.                       Kurt M. Ahlberg, Atty
Walter J. Douglass                          Robert Berkowitz                                Irving Avrick
Edward G. Lang, Atty                        John Bigley, Atty                               Sally Bolster
Richard K. Otte                             Martin S. Burger                                Leo S. Field
Frank R. Petrucci                           Thomas W. Curran, Sr.                           Clay H. Fowler
Layne Xenelis                               Richard Gentile                                 B.J. Frazier
                                            John E. Hampford                                Paul L. Jones
NEW HAVEN                                   Paul J. Louloudes                               Charles Marshall
                                            Frank J. Riccio, Atty                           Sherman Siegel
F. Vining Bigelow                           Thomas J. Rosati, Atty                          Robert J. Virgulak
Francis P. Barberio, Atty                                                                   Frank Zullo, Atty
Michael Fezza, MD                           TRUMBULL
John W. Hogan, Jr., Atty                                                                    WESTPORT REGIONAL

Hon. John A. Keyes                          Robert Malin                                    S. Robert Breitbarth
Morris Klein, CPA                           Raymond Rizio, Atty                             Lawrence I. Brown
Walter Nester, Jr.                          Anthony H. Salce                                Anita Caggiano
Joseph Paolella                             Paul Timpanelli                                 Thomas W. Curran, Sr.
Harry Seymon                                William Wadman                                  Arthur Dinitz
Mark G. Sklarz, Atty                                                                        Alvin J. Epstein
Harry Torello                               WEST HAVEN                                      John F. Farrell
John Turner, Atty                                                                           Deborah Foehr
F. Perry Wilson, Jr.                        Ceasar Anquillare, CPA                          Martha S. Hauhuth
                                            John Apicella                                   Sandra K. Kincaid
NORTH HAVEN                                 Carroll E. Brown                                Roger J. Leifer, Atty
                                            Raymond J. Conniff                              Frederic W. Levin
Gary Benzel                                 Robert A. Costanzo                              Susan L. Neville
Eugene CoFrancesco                          Salvatore Esposito                              James A. Randel, Atty
Hon. Albert W. Cretella, Jr.                Gloria Ireland                                  Elizabeth Reese
Sandra Cummings                             Chief William S. Johnson                        Arthur Sachs
Robert S. Fers, Jr.                         Paul Kurowski                                   Richard S. Seclow
Alfonso Jannotta                            Thomas O. Malec, Atty                           John E. Watson III
Elizabeth LaBonia                           James Shanbrom
Lawrence T. McKevitt, Jr.                   Michael R. Shiner
Victor A. Muzio
Anthony Papa
Emilio Parese
Frank Pullano


                                                                       [PHOTO]

HUBCO, INC. ANNUAL REPORT 1997

BRANCH LOCATIONS

HUDSON UNITED BANK                                                                    LAFAYETTE AMERICAN BANK


BERGEN COUNTY                 ESSEX COUNTY                  MORRIS COUNTY             FAIRFIELD COUNTY           NEW HAVEN COUNTY

Bergenfield                   Cedar Grove                   Mendham                   Bridgeport                 Cheshire
95 No. Washington Ave.*       85-107 Pompton Ave.*          29 E. Main Street*        1649 Barnum Ave.           1699 Highland Ave.*
509A S. Washington Ave.*                                                              630 Brooklawn Ave.*
                              Fairfield                     Morris Township           1000 Lafayette Blvd.*      Hamden
Cliffside Park                280 Passaic Ave.*             Convent Station           975 Madison Ave.*          1225 Dixwell Ave.
732 Anderson Ave.*                                          221 Madison Ave.*                                    2992 Dixwell Ave.*
354 Palisade Ave.             Montclair                                               Darien 20 West Ave.*       555 New Road*
733 Palisade Ave.*            536 Bloomfield Ave.*          Morristown
                                                            32 Speedwell Ave.*        Fairfield                  Meriden
Fairview                      Newark                                                  1838 Black Rock Tpke       30 E. Main Street
410 Fairview Ave.             155 Halsey Street             PASSAIC COUNTY            1643 Post Road*
                                                                                                                 New Haven
Franklin Lakes                Nutley                        Clifton                   Greens Farms               2 Whitney Ave.
807 Franklin Ave.             213 Harrison Street*          295 Clifton Ave.*         1111 Post Road East*
805 Franklin Lake Rd.*        433 Kingsland Street          309 Lakeview Ave.                                    North Haven
                                                            985 Paulison Ave.*        Norwalk                    2 Broadway Square
Glen Rock                     Roseland                                                184 Main Street*
193 Rock Road*                103 Eisenhower Pkwy.*                                                              West Haven
                                                            Little Falls              Redding                    636 Campbell Ave.
Hackensack                    Upper Montclair               70 Main Street            60 Redding Road*
341 Essex Street*             604 Valley Road*                                                                   MIDDLESEX COUNTY
                                                            North Haledon             Shelton
Haledon                       West Orange                   530 High Mountain Rd.*    675 Bridgeport Ave.*       Middlefield
418 Belmont Ave.*             455 Prospect Ave.*                                      44 Huntington Plaza*       500 Main Street
                                                            Paterson
Lyndhurst                     Hudson County                 100 Hamilton Plaza        Stratford
425 Valley Brook Ave.                                       330 21st Ave.*            951 Stratford Ave.
                              Guttenberg                    399 Union Ave.
Mahwah                        6812 Park Ave.                                          Trumbull
195 Franklin Tpke.*                                         Passaic                   5065 Main Street*
                              Hoboken                       155 Jefferson Street      925 White Plains Road
Maywood                       60-68 14th Street*
25 West Pleasant Ave.         101 Washington Street*        Pompton Lakes             Weston
                              609 Washington Street*        22 Lakeside Ave.*         190 Weston Road*
Montvale                                                                              Westport
149 Kinderkamack Rd.          Kearny 102                    Ringwood                  420 Post Road West
                              Passaic Ave.*                 145 Skyline Drive*        50 Charles Street*
Ramsey                                                                                87 Post Road East*
245 E. Main Street            North Bergen                  Totowa
                              4223 Bergen Tpke.             361 Union Ave.*           HARTFORD COUNTY
Ridgefield Park               7815 Kennedy Blvd.*
240-244 Main Street                                         Wayne                     Bristol
                              Union City                    2055 Hamburg Tpke.*       414 Broad Street*
Wallington                    3100 Bergenline Ave.+                                   641 Farmington Ave.*
357 Paterson Ave.*            4312 Bergenline Ave.+         SOMERSET COUNTY
                              800 Summit Ave.+                                        Southington
Wyckoff                                                     Basking Ridge             130 N. Main Street*
690 Wyckoff Ave.*             Weehawken                     1500 Route 202*
                              4200 Park Ave.
                                                            Bernardsville
                              West New York                 50 Minebrook Road*
                              6137 Bergenline Ave.+
                                                            UNION COUNTY
                              MIDDLESEX COUNTY
                                                            Rahway
                              Fords                         1525 Irving Street*
                              848 King George Road*

                              Dunellen
                              324 North Ave.*

                                              *    Branch Has ATM Locations

                                              +    English/Spanish ATM Locations

                                                                            1997



                                                   [GRAPHIC]





annual report














                                     [LOGO]
         HUBCO, INC., 1000 MACARTHUR BOULEVARD, MAHWAH, NEW JERSEY 07430