Form 10-K, Exhibit 13
period 1998-12-31
HUBCO INC
filed 1999-03-16
CIK 703559

MANAGEMENT'S DISCUSSION AND ANALYSIS

ACQUISITION SUMMARY

HUBCO, Inc. began its acquisition program in the fall of 1990. Since that time, the company has completed 25 acquisitions, including eight which were completed in 1998. Through these acquisitions, the company has grown from a $550 million asset banking company to a community banking franchise which has assets of approximately $6.8 billion as of December 31, 1998. The acquisition program has been utilized to achieve efficiencies and to distribute the cost of new products and technologies over a larger asset base. It is the Company's philosophy that acquisitions become accretive to earnings within a short time frame, generally within one year. The financial results of these acquisitions are difficult to measure other than on an as-reported basis each quarter because pooling of interest transactions change historical results from those actually reported by HUBCO.

On January 12, 1996, the Company acquired Growth Financial Corp. (Growth) and merged its subsidiary bank, Growth Bank, into Hudson United Bank (Hudson). Growth was a $128 million asset bank with three branch locations, headquartered in Basking Ridge, New Jersey.

On July 1, 1996, the Company acquired Lafayette American Bank and Trust Company (Lafayette) and continued to operate it as an independent commercial bank headquartered in Connecticut. Lafayette was a $700 million asset bank which operated 19 branches, primarily in Fairfield County, Connecticut.

On December 13, 1996, the Company acquired Westport Bancorp, Inc. (Westport) and merged its subsidiary bank, Westport Bank & Trust Company into Lafayette. Westport Bank & Trust Company was a $317 million asset bank based in Westport, Connecticut and operated seven branch locations.

All three of these acquisitions were accounted for on the pooling-of-interests accounting method, and, accordingly, the consolidated financial statements prior to the mergers have been restated to include these institutions and their results of operations.

On August 30, 1996, the Company acquired Hometown Bancorporation
(Hometown), a $194 million asset bank holding company headquartered in Darien, Connecticut. Hometown's two branch banking subsidiary, The Bank of Darien, was merged into Lafayette.

On November 29, 1996, Lafayette acquired UST Bank/ Connecticut and merged it into the Connecticut franchise. UST Bank was a $111 million asset commercial bank with four branch locations. Both of these acquisitions were accounted for under the purchase method of accounting.

In addition, during 1996 the Company purchased four New Jersey branches with total deposits of $70.3 million and merged them into Hudson. The Company also sold one branch during the year with deposits of $9.7 million.

The Company consummated eight acquisitions in 1998. On January 8, 1998, the Company acquired the Bank of Southington (BOS) and merged it into Lafayette. BOS was a $135 million asset bank with two branch locations, headquartered in Southington, Connecticut.

On April 24, 1998, the Company acquired Poughkeepsie Financial Corp. (PFC) and merged PFC into HUBCO. PFC's subsidiary bank, Bank of the Hudson, an $880 million asset institution headquartered in Poughkeepsie, New York has been maintained as a separate New York banking subsidiary of HUBCO. Bank of the Hudson had 16 branches in Rockland, Orange and Dutchess counties in New York.

On May 29, 1998, the Company acquired MSB Bancorp, Inc. (MSB) and merged MSB into HUBCO and MSB's subsidiary bank into Bank of the Hudson. MSB was a $774 million asset institution headquartered in Goshen, New York and operated 16 branches in Orange, Putnam and Sullivan counties in New York.

On August 14, 1998, the Company acquired IBS Financial Corporation (IBS) and merged IBS into HUBCO and IBS's subsidiary bank into Hudson. IBS was a $734 million asset institution headquartered in Cherry Hill, New Jersey and operated ten offices in New Jersey's suburban Philadelphia communities.

On August 14, 1998, the Company acquired Community Financial Holding Corporation
(CFHC) and merged CFHC into HUBCO and CFHC's subsidiary bank into Hudson. CFHC was a $150 million asset institution headquartered in Westmont, New Jersey and operated eight offices in Camden, Burlington and Gloucester counties in New Jersey.

On August 21, 1998, the Company acquired Dime Financial Corporation (DFC) and merged DFC into HUBCO and DFC's subsidiary bank into Lafayette. DFC was a $961 million asset institution headquartered in Wallingford, Connecticut and operated 11 offices in New Haven county.

The above 1998 acquisitions were all accounted for using the pooling-of-interests accounting method and, accordingly, the statements for periods prior to the mergers have been restated to include these institutions and their results of operations.

On February 5, 1998, the Company acquired Security National Bank & Trust Company of New Jersey (SNB) and merged SNB into Hudson. SNB was an $86 million asset


12                       HUBCO, INC. ANNUAL REPORT 1998
bank and trust company headquartered in Newark, New Jersey with four branches.

On June 26, 1998, the Company acquired 21 branches of First Union National Bank located in New Jersey and Connecticut. The eight Connecticut branches representing $99.6 million in deposits were merged into Lafayette. The 13 New Jersey branches representing $143.3 million in deposits were merged into Hudson.

On July 24, 1998, the Company acquired two additional branches of First Union National Bank located in Hyde Park and Woodstock, New York. The branches, representing $25.2 million in deposits, were merged into Bank of the Hudson.

The Security National Bank & Trust Company of New Jersey and First Union National Bank branch acquisitions were accounted for under the purchase method of accounting and as such their assets and earnings are included in the company's consolidated results only from the date of acquisition.

SPECIAL CHARGES SUMMARY

In 1998 and 1996, the Company incurred one-time charges ("special charges") as detailed below. Further details relative to the special charges are discussed in the "Noninterest Income" and "Noninterest Expenses" sections that follow.

Special Charges (In Thousands)                1998         1997          1996
--------------------------------------------------------------------------------
Writedown of assets held
    for sale                                $23,303       $    --      $    --
Merger related and
    restructuring charges                    66,953            --       22,081
Special SAIF assessment                          --            --       10,074
Special provision for loan
    losses                                       --            --        4,000
                                            ----------------------------------
Total special charges pre-tax               $90,256       $    --      $36,155
                                            ==================================
Total special charges after-tax             $61,459       $    --      $23,599
                                            ==================================


RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

HUBCO, Inc. and Subsidiaries reported net income of $23.2 million for the year ended December 31, 1998, $84.6 million excluding special charges, compared to $69.8 million for 1997, $36.8 million for 1996 and $60.5 million for 1996 excluding special charges. Diluted earnings per share was $0.56 for 1998, $2.03 excluding special charges, compared to $1.60 for 1997. Excluding special charges, diluted earnings per share increased 27% in 1998 compared to 1997. In 1996, diluted earnings per share amounted to $0.82 and $1.34 excluding special charges. Return on average assets was 0.35% for 1998, 1.27% excluding special charges, compared to 1.08% for 1997. In 1996, return on average assets was 0.60% and 0.99% excluding special charges. Return on average equity was 4.75% for 1998, 17.36% excluding special charges, compared to 13.56% for 1997. In 1996, return on average equity was 6.93% and 11.36% excluding special charges.

The following table presents a summary of HUBCO's average balances, the yields earned on average assets and the cost of average liabilities and stockholders' equity for the years ended December 31, 1998, 1997 and 1996 (in thousands):

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS, AND RATES

                                                                1998                                    1997
-----------------------------------------------------------------------------------  --------------------------------------
                                             Average                        Yield/      Average                    Yield/
                                             Balance        Interest        Rate        Balance       Interest      Rate
-----------------------------------------------------------------------------------  --------------------------------------
ASSETS
Interest-Bearing deposits
    with banks                            $    31,060      $   1,668         5.37%    $      154     $       4       2.60%
Federal funds sold                            109,255          5,785         5.29%        76,853         4,791       6.23%
Securities-taxable                          2,519,652        161,588         6.41%     2,332,863       158,715       6.80%
Securities-tax exempt (1)                      29,544          1,838         6.22%        20,812         1,392       6.69%
Loans (2)                                   3,521,561        298,386         8.47%     3,579,797       306,896       8.57%
                                          ---------------------------------------    ------------------------------------
Total Earning Assets                        6,211,072        469,265         7.56%     6,010,479       471,798       7.85%
Cash and due from banks                       187,061                                    200,903
Allowance for loan losses                     (63,860)                                   (62,427)
Premises and equipment                         84,270                                     66,731
Other assets                                  222,072                                    228,524
                                          -----------                                -----------
Total Assets                              $ 6,640,615                                $ 6,444,210
                                          ===========                                ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing
    transaction accounts                  $   968,639      $  18,435         1.90%   $   904,941     $  25,514       2.82%
Savings accounts                            1,101,414         23,119         2.10%     1,217,070        27,501       2.26%
Time deposits                               2,311,490        119,523         5.17%     2,352,867       122,630       5.21%
                                          ---------------------------------------    ------------------------------------
Total Interest-Bearing Deposits             4,381,543       161,077          3.68%     4,474,878       175,645       3.93%
Borrowings                                    680,970         38,412         5.64%       489,756        28,202       5.76%
Long-term debt                                176,849         14,864         8.40%       145,206        12,433       8.56%
                                          ---------------------------------------    ------------------------------------
Total Interest-Bearing Liabilities          5,239,362        214,353         4.09%     5,109,840       216,280       4.23%
Demand deposits                               842,575                                    749,504
Other liabilities                              71,409                                     70,087
Stockholders' equity                          487,269                                    514,779
                                          -----------                                -----------
    Total Liabilities and
    Stockholders' Equity                  $ 6,640,615                                $ 6,444,210
                                          ===========                                ===========
Net Interest Income                                        $ 254,912                                 $ 255,518
                                                           =========                                 =========
Net Interest Margin (3)                                                      4.10%                                   4.25%
                                                                             ====                                    ====

                                                          1996
----------------------------------------- ------------------------------------
                                            Average                     Yield/
                                            Balance       Interest       Rate
----------------------------------------- ------------------------------------
ASSETS
Interest-Bearing deposits
    with banks                           $     1,039      $     53       5.10%
Federal funds sold                            74,989         3,934       5.25%
Securities-taxable                         2,263,772       149,992       6.63%
Securities-tax exempt (1)                     20,594         1,329       6.45%
Loans (2)                                  3,374,580       287,788       8.53%
                                          ------------------------------------
Total Earning Assets                       5,734,974       443,096       7.73%
Cash and due from banks                      172,987
Allowance for loan losses                    (55,668)
Premises and equipment                        64,774
Other assets                                 220,367
                                         -----------
Total Assets                             $ 6,137,434
                                         ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing
    transaction accounts                  $1,017,217      $ 22,648       2.23%
Savings accounts                           1,078,993        29,587       2.74%
Time deposits                              2,308,057       121,286       5.25%
                                          ------------------------------------
Total Interest-Bearing Deposits            4,404,267       173,521       3.94%
Borrowings                                   416,809        23,140       5.55%
Long-term debt                                47,483         3,905       8.22%
                                          ------------------------------------
Total Interest-Bearing Liabilities          4,868,559      200,566       4.12%
Demand deposits                              669,882
Other liabilities                             66,373
Stockholders' equity                         532,620
                                          ----------
    Total Liabilities and
    Stockholders' Equity                 $ 6,137,434
                                         ===========
Net Interest Income                                       $242,530
                                                          ========
Net Interest Margin (3)                                                  4.23%
                                                                         ====


(1) The tax equivalent adjustments for the years ended December 31, 1998, 1997 and 1996 were $643, $487 and $465, respectively, and are based on a tax rate of 35%.

(2) The tax equivalent adjustments for the years ended December 31, 1998, 1997 and 1996 were $75, $96 and $117, respectively, and are based on a tax rate of 35%. Average loan balances include nonaccrual loans.

(3) Represents tax equivalent net interest income divided by interest-earning assets.


14                       HUBCO, INC. ANNUAL REPORT 1998

The following table presents the relative contribution of changes in volumes and changes in rates to changes in net interest income for the periods indicated. The change in interest income and interest expense attributable to the combined impact of both volume and rate has been allocated proportionately to the change due to volume and the change due to rate (in thousands):

CHANGES IN TAXABLE EQUIVALENT NET INTEREST INCOME-RATE/
VOLUME ANALYSIS

                                               Increase/(Decrease)              Increase/(Decrease)
                                                  1998 over 1997                   1997 over 1996
                                         ------------------------------------------------------------------
                                          Volume        Rate       Total      Volume      Rate       Total
-----------------------------------------------------------------------------------------------------------
Loans                                   $ (4,958)   $ (3,552)   $ (8,510)   $ 17,586    $ 1,522    $ 19,108
Securities-taxable                        12,283      (9,410)      2,873       4,643      4,080       8,723
Securities-tax exempt                        549        (103)        446          14         49          63
Federal funds sold                         1,796        (802)        994         100        757         857
Interest-bearing deposits                  1,655           9       1,664         (31)       (18)        (49)
                                        -------------------------------------------------------------------
Total interest and fee income             11,325     (13,858)     (2,533)     22,312      6,390      28,702
                                        -------------------------------------------------------------------
Interest-bearing transaction accounts      1,692      (8,771)     (7,079)     (2,695)     5,561       2,866
Savings accounts                          (2,507)     (1,875)     (4,382)      3,506     (5,592)     (2,086)
Time deposits                             (2,145)       (962)     (3,107)      2,341       (997)      1,344
Borrowings                                10,797        (587)     10,210       4,174        888       5,062
Long-term debt                             2,663        (232)      2,431       8,361        167       8,528
                                        -------------------------------------------------------------------
Total interest expense                    10,500     (12,427)     (1,927)     15,687         27      15,714
                                        -------------------------------------------------------------------
Net Interest Income                     $    825    $ (1,431)   $   (606)   $  6,625    $ 6,363    $ 12,988
                                        ===================================================================

NET INTEREST INCOME

Net interest income is the difference between the interest earned on earning assets and the interest paid on deposits and borrowings. The principal earning assets are the loan portfolio, comprised of commercial loans for businesses, mortgage loans for businesses and individuals, consumer loans (such as car loans, home equity loans, etc.) and credit card loans, along with the investment portfolio. The portfolio is invested primarily in U.S. Treasury or U.S. Government Agency securities. Given the current rate environment, the weighted average life of the portfolio is approximately two and one half years. Deposits and borrowings not required to fund loans and other assets are invested primarily in government and government agency securities.

Net interest income is affected by a number of factors including the level, pricing, and maturity of earning assets and interest-bearing liabilities, interest rate fluctuations, asset quality and the amount of noninterest-bearing deposits and capital. In the following discussion, interest income is presented on a fully taxable-equivalent basis ("FTE"). Fully taxable-equivalent interest income restates reported interest income on tax-exempt loans and securities as if such interest were taxed at the statutory Federal income tax rate of 35%.

Net interest income on an FTE basis was $254.9 million compared to $255.5 million in 1997 and $242.5 million in 1996. The slight decline in net interest income in 1998 compared to 1997 was due to a 15 basis point decline in the net interest margin, partially offset by a $201 million increase in interest-earning assets. The decline in net interest margin reflected the lower U.S. interest rate environment and a flattening yield curve. The increase in interest-earning assets from 1997 to 1998 was mainly due to a higher average volume of investment securities. The improvement in net interest income in 1997 compared to 1996 was due to an increase in interest-earning assets of $275 million and an improvement in the net interest margin of two basis points. Increased average loan volume was the primary factor underlying the increase in interest-earning assets in 1997 compared to 1996.

NET INTEREST MARGIN

Net interest margin is computed by dividing net interest income on an FTE basis by average earning assets. The Company's net interest margin was 4.10%, 4.25%, and 4.23% for 1998, 1997, and 1996, respectively. The decline in net interest margin from 1997 to 1998 was due to lower rates earned on loans and investment securities which more than offset lower rates paid on deposits. The loan yield dropped 10 basis points and the investment security yield declined 39 basis points. The average rate paid on interest-bearing deposits was 25 basis points lower in 1998 compared to 1997. The slight increase in the net interest margin in 1997 from 1996 resulted mainly from a 17 basis point improvement in the yield on investment securities and a one basis point decline in the rate paid on interest-bearing deposits.

The Company's average cost of all deposits for 1998 was 3.08% compared to 3.36% for 1997 and 3.42% for 1996.

Approximately 37% of the Company's deposits are in transaction accounts, 21% in savings accounts, and 42% in time deposits as of December 31, 1998.

PROVISION AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

Management determines the provision and adequacy of the allowance for loan losses based on a number of factors including an in-house loan review program conducted throughout the year. The loan portfolio is evaluated to identify potential problem loans, credit concentrations, and other risk factors such as current and projected economic conditions locally and nationally. General economic trends can greatly affect loan losses and there are no assurances that future changes to the loan loss allowance may not be significant in relation to the amount provided during a particular period. Management does, however, consider the allowance for loan losses to be adequate for the reporting periods based on evaluation and analysis of the loan portfolio at that time. Accompanying tables reflect the three-year history of charge offs and the allocation of the allowance by loan category.

The provision for loan losses was $14.4 million for 1998 compared with $12.8 million and $17.1 million in 1997 and 1996, respectively. The decline in 1997 from 1996 was due to the $4 million special provision which was taken in 1996. The 1996 special charge, reflecting the application of the Company's reserve methodology to the new Connecticut bank subsidiary and to address this subsidiary's problem loans, brought the allowance for possible loan losses to a level considered by management to be adequate. The allowance for possible loan losses as a percentage of loans outstanding for the last three years was 1.58%, 1.83%, and 1.72%. The allowance for loan losses as a percentage of nonperforming loans for the last three years was 256%, 98%, and 91%.


16                       HUBCO, INC. ANNUAL REPORT 1998

The following is a summary of the activity in the allowance for possible loan losses, by loan category for the years indicated (in thousands):

ALLOWANCE FOR POSSIBLE LOAN LOSSES

                                                                      Year ended December 31,
                                                               --------------------------------------
                                                                  1998          1997          1996
                                                               --------------------------------------
Amount of Loans Outstanding at End of Year                     $3,386,810    $3,600,061    $3,608,943
                                                               ======================================
Daily Average Amount of Loans Outstanding                      $3,521,561    $3,579,797    $3,374,580
                                                               ======================================
ALLOWANCE FOR POSSIBLE LOAN LOSSES
Balance at beginning of year                                   $   65,858    $   61,995    $   56,063
Loans charged off:
   Real estate mortgages                                            8,050         6,542         9,210
   Commercial                                                       2,498         4,508         7,084
   Consumer                                                        11,457         6,120         3,699
   Other loans                                                         --           384           485
   Writedown of assets held for sale (1)                            9,521            --            --
                                                               --------------------------------------
      Total loans charged off                                      31,526        17,554        20,478
                                                               --------------------------------------
Recoveries:
   Real estate mortgages                                              651         1,407         1,528
   Commercial                                                         669         2,896         1,749
   Consumer                                                         1,523         1,498         1,316
   Other recoveries                                                    --            41            19
                                                               --------------------------------------
      Total recoveries                                              2,843         5,842         4,612
                                                               --------------------------------------
      Net loans charged off                                        28,683        11,712        15,866
                                                               --------------------------------------
Allowance of acquired companies                                     1,950         2,800         4,658
Provision for loan losses                                          14,374        12,775        17,140
                                                               --------------------------------------
Balance at end of year                                         $   53,499    $   65,858    $   61,995
                                                               ======================================
Allowance for possible loan losses as a percentage of loans
   outstanding at year end                                           1.58%         1.83%         1.72%
Net charge offs as a percentage of average loans outstanding         0.81%         0.33%         0.47%
                                                               ======================================

(1) The writedown of assets held for sale pertains to the planned disposal of $54 million nonaccrual loans discussed further in the "Noninterest Income" and "Asset Quality" sections that follow.

The following is the allocation of the allowance for possible loan losses by loan category (in thousands):

ALLOCATION OF THE ALLOWANCE FOR POSSIBLE LOAN LOSSES

                                                                       Year Ended December 31,
                                         ----------------------------------------------------------------------------------
                                                   1998                       1997                       1996
                                         ----------------------------------------------------------------------------------
                                                           Category                   Category                     Category
                                                           Percent                    Percent                      Percent
                                         Allowance         of Loans    Allowance      of Loans   Allowance         of Loans
---------------------------------------------------------------------------------------------------------------------------
Real estate mortgages                    $20,271             67.2%     $27,231          78.7%     $26,636             79.1%
Commercial and industrial                 12,694             19.4%      17,469          15.1%      17,293             15.0%
Consumer                                  11,985             13.4%       5,177           6.2%       4,661              5.9%
Unallocated                                8,549                        15,981                     13,405
                                         ----------------------------------------------------------------------------------
Total                                    $53,499            100.0%     $65,858         100.0%     $61,995            100.0%
                                         ==================================================================================

NONINTEREST INCOME

Noninterest income, excluding securities gains and the loss on assets held for sale, increased 18% to $53.3 million for 1998 from $45.3 million in 1997. The amount in 1997 was an increase of 14% over the $39.8 million reported in 1996. The increase for 1998 compared to 1997 was due to growth in Shoppers Charge fees (HUBCO's private label credit card division) and other non-deposit related fee income. The improvement in 1997 from 1996 was the result of growth in Shoppers Charge fees and service charges on deposits. Shoppers Charge fees increased to $11.6 million, or 27%, over 1997, which had been an increase of 119% over 1996. Noninterest income as a percent of total net revenue was 18%, 15%, and 15% in 1998, 1997, and 1996, respectively. The company realized $3.3 million in securities gains in 1998, $8.9 million in 1997, and $1.4 million in 1996.

Included in noninterest income for 1998 is a $23.3 million pre-tax, $14.9 million after-tax charge, related to the disposal of $64 million of non-performing loans and OREO. At year-end 1998, the total of assets held for sale related to this charge was $14.1 million. The Company is actively pursuing the disposal of the remainder of these assets.

NONINTEREST EXPENSES

Noninterest expense, excluding merger related and restructuring costs, decreased to $165.7 million in 1998 from $181.0 million in 1997. The primary reason for the decline in expenses from 1997 to 1998 was a 12%, or $10.8 million, reduction in salaries and benefits expense that resulted mainly from the consolidation and realization of efficiencies in acquired institutions. This was partially offset by higher expenses, including $1.8 million in intangible amortization, that resulted from the acquisition of 23 First Union branches and Security National Bank. The $181.0 million in noninterest expenses in 1997 was an increase from $172.5 million in 1996, excluding merger-related restructuring costs and the Special SAIF assessment. The increase in 1997 compared to 1996 was largely due to higher expenses related to acquired institutions. The full annualized effect of the anticipated cost savings from the centralization of support functions related to the acquisitions closed in the later part of 1996 were fully realized in 1997 as the computer conversions for Lafayette, Hometown and Westport occurred near year-end 1996 and the UST conversion occurred in the first quarter of 1997.

Salary and benefit expense was $76.5 million in 1998, $87.3 million and $84.5 million in 1997 and 1996, respectively. The decline from 1997 to 1998 resulted mainly from the aforementioned cost savings related to acquired institutions. The $2.8 million, or 3.3%, increase in 1997 compared with 1996 is primarily attributable to the aforementioned purchase acquisitions. Employee benefits as a percentage of salaries were 33% in 1998, 38% in 1997, and 34% in 1996.

Occupancy expense was $16.6 million in 1998, $16.0 million in 1997, and $16.4 million in 1996. The increase in 1998 resulted largely from the acquisition of the First Union branches. Equipment expense declined to $10.3 million in 1998 compared to $10.7 million in 1997 and amounted to $9.8 million in 1996.

Deposit and other insurance expense has declined over the last three years from $6.2 million in 1996 to $2.9 million in 1997 and $2.7 million in 1998. The reductions are primarily attributable to the decrease in the deposit insurance assessment rate for the Company's banking subsidiaries. The Company has also benefited from savings realized through negotiations of its other insurance coverages. The 1996 amount excludes the aforementioned $10.1 million Special SAIF assessment.

Outside services expense has increased to $27.0 million in 1998 from $25.9 million in 1997 and $20.7 million in 1996. The increases are primarily attributable to payments for data processing services to the Company's jointly owned service provider and reflect increased transaction volume resulting from acquisitions. Other less significant expense increases have occurred for services provided by unrelated parties due to the general growth of the Company.

Other Real Estate Owned (OREO) expense declined to $1.9 million in 1998 compared to $4.7 million in both 1997 and 1996. A lower OREO provision and a decline in properties managed were responsible for the reduction in expense.


Amortization of intangibles expense increased to $11.1 million in 1998 from $9.0 million in 1997 and $7.2 million in 1996. The increases are attributable to the additional goodwill established for the acquisitions and branch purchases described previously.

Merger related and restructuring costs were $66.4 million in 1998, $0.3 million in 1997 and $22.1 million in 1996. The 1998 costs include payout and accruals for employment contracts, severance and other employee related costs ($28.6 million), branch closing, fixed asset disposition and other occupancy related costs ($11.7 million), professional services ($13.2 million) and other merger related expenses ($12.9 million).


18                       HUBCO, INC. ANNUAL REPORT 1998

FEDERAL INCOME TAXES

The income tax provision for Federal and state taxes approximates 43.6% for 1998, 39.3% for 1997 and 38.9% for 1996. The increase in the effective tax rate from 1997 to 1998 was due primarily to the impact of non-deductible merger related expenses. The increase in the effective tax rate from 1996 to 1997 was due to additional non-deductible intangible amortization.

FINANCIAL CONDITION

Total assets at December 31, 1998 were $6.78 billion, an increase from assets of $6.61 billion at December 31, 1997. This increase in assets resulted primarily from a $632 million increase in investment securities which amounted to $2.90 billion at December 31, 1998. Partially offsetting this increase was a $260 million reduction in federal funds sold and a decline in total loans of $213 million. Total loans amounted to $3.39 and $3.60 billion at year-end 1998 and 1997, respectively. Total deposits declined to $5.05 billion at December 31, 1998 from $5.25 billion at December 31, 1997. Borrowings amounted to $822 and $626 million at December 31, 1998 and 1997.

The Company considers its liquidity and capital to be adequate. At the end of 1998, the Company had $2.90 billion in investment securities, $2.26 billion in its available for sale portfolio, and $635 million in its held to maturity portfolio. A net decline in total capital of $50.3 million resulted primarily from the Company's purchase of $69.9 million in treasury shares (2.1 million shares) along with dividends paid of $34.7 million, which was partially offset by the $23.2 million of net income and $25.7 million resulting from the effect of stock option, warrant, and other compensation plans. Of the purchased treasury shares, $41.4 million was reissued in connection with the 3% stock dividend paid in September 1998 and for the exercise of stock options. Despite the decline in total capital, the Company's Tier I Leverage ratio was 7.1% at December 31, 1998. HUBCO issued $50.0 million in capital securities through HUBCO Capital Trust II on June 19, 1998. The $50.0 million is included in Tier I Capital for regulatory purposes, subject to certain limitations.

SECURITIES HELD TO MATURITY AND SECURITIES AVAILABLE FOR SALE

The securities portfolios serve as a source of liquidity, earnings, and a means of managing interest rate risk. Consequently, the portfolios are managed over time in response to changes in market conditions and as loan demand changes. At December 31, 1998 and 1997, the portfolios comprised 43% and 34%, respectively, of the total assets of the Company.

The Company's strategy with respect to managing the portfolio is to purchase U.S. government and agency securities as well as U.S. government agency mortgage-backed and mortgage-related securities.

The following table summarizes the composition of the portfolios as of December 31, 1998 and 1997 (in thousands):

                                                 1998                                        1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Estimated                                     Estimated
                                         Amortized      Gross Unrealized       Market     Amortized    Gross Unrealized      Market
                                           Cost       Gains     (Losses)       Value        Cost       Gains    (Losses)      Value
------------------------------------------------------------------------------------------------------------------------------------
Held to Maturity Portfolio
U.S. Government                       $    42,373   $   393    $    --    $    42,766   $   45,585   $   611    $    --   $   46,196
U.S. Government Agencies                   37,360     1,462         --         38,822      266,066     1,799       (480)     267,385
State and Political subdivisions           15,513       182         (4)        15,691       10,981        89         --       11,070
Mortgage-backed securities                539,725     2,277       (717)       541,285      442,199     7,827     (1,937)     448,089
                                      ----------------------------------------------------------------------------------------------
                                      $   634,971   $ 4,314    $  (721)   $   638,564   $  764,831   $10,326    $(2,417)  $  772,740
Available for Sale Portfolio

U.S. Government                       $    84,530   $ 1,583    $    --    $    86,113   $  110,485   $   890    $  (340)  $  111,035
U.S. Government Agencies                  369,357     3,162         --        372,519      274,555     1,745       (301)     275,999
Mortgage-backed securities              1,688,464    13,645     (4,306)     1,697,803    1,016,627     5,292     (3,028)   1,018,891
States and Political Subdivisions          11,219       100         (1)        11,318       10,619        59        (26)      10,652
Other debt securities                       4,083         5        (40)         4,048       41,850       306         (8)      42,148
Equity securities                          87,027     2,471       (674)        88,824       35,718     4,925        (62)      40,581
                                      ----------------------------------------------------------------------------------------------
                                      $ 2,244,680   $20,966    $(5,021)   $ 2,260,625   $1,489,854   $13,217    $(3,765)  $1,499,306


LOAN PORTFOLIO DISTRIBUTION OF LOANS BY CATEGORY

(Dollars In Thousands)                                 December 31,
--------------------------------------------------------------------------------
                                              1998           1997       1996
--------------------------------------------------------------------------------
Loans secured by real estate:
Residential
   mortgage loans                         $1,601,957    $1,736,559    $1,731,815
Residential home
   equity loans                              230,587       216,215       230,828
Commercial
mortgage loans                               675,366       782,970       803,634
                                          --------------------------------------
                                           2,507,910     2,735,744     2,766,277
                                          --------------------------------------
Commercial and industrial loans:
Secured by
   real estate                               145,280       198,547       202,406
Other                                        511,273       442,383       426,078
                                          --------------------------------------
                                             656,553       640,930       628,484
                                          --------------------------------------
Shoppers Charge
   credit cards                               82,581        91,047        61,759
Other loans to
   individuals                               139,766       132,340       152,423
                                          --------------------------------------
Total Loan Portfolio                      $3,386,810    $3,600,061    $3,608,943
                                          ======================================


Total loans decreased by $213.3 million from $3.60 billion at December 31, 1997, to $3.39 billion at December 31, 1998. Contributing to this decline was the writedown and transfer to assets held for sale of $54 million of nonaccrual loans. The residential mortgage loan portfolio declined $134.6 million to $1.60 billion at December 31, 1998. The decline was the result of run-off in the existing portfolio as new originations were sold. Commercial mortgage loans decreased by $107.6 million to $675.4 million at December 31, 1998. The reduction resulted primarily from the run-off or sale of non-owner occupied loans which were originated at acquired institutions and did not fit the Company's credit criteria. Commercial loans increased by $15.6 million to $656.6 million at December 31, 1998 with the overall mix shifting away from loans secured by real estate as the Company built its traditional portfolio of commercial and industrial loans. Non-real estate secured commercial loans grew by $68.9 million or 16% to $511.3 million at December 31, 1998. Shoppers Charge Accounts (Shoppers) declined by $8.5 million to $82.6 million at December 31, 1998 primarily due to the loss of one retailer who went out of business. This decline was partially offset by continued growth in the overall business.


20                       HUBCO, INC. ANNUAL REPORT 1998

ASSET QUALITY

The Company's principal earning assets are its loans, which are primarily to businesses and individuals located in New Jersey, New York and Connecticut with the exception of the credit card loans which are originated in 44 states. Inherent in the lending business is the risk of deterioration in a borrower's ability to repay loans under existing loan agreements. Other risk elements include the amount of nonaccrual and past-due loans, the amount of potential problem loans, industry or geographic loan concentrations, and the level of Other Real Estate Owned (OREO) that must be managed and disposed of. The following table shows the loans past due 90 days or more and still accruing and applicable asset quality ratios:

(Dollars In Thousands)                                 December 31,
--------------------------------------------------------------------------------
                                             1998          1997           1996
--------------------------------------------------------------------------------
Commercial                                $ 2,340        $ 2,996        $ 3,852
Real estate                                 5,547          8,802          9,581
Consumer                                    2,470          1,895            966
Credit card                                 3,126          2,749          1,486
                                          -------------------------------------
Total Loans Past-Due
   90-Days or More and
   Still Accruing                         $13,483        $16,442        $15,885
                                          =====================================
As a percent of Total
   Loans                                     0.40%          0.46%          0.44%
As a percent of Total
   Assets                                    0.20%          0.25%          0.24%
                                          =====================================

Nonaccruing loans include commercial loans and commercial mortgage loans past due 90 days or more or deemed uncollectable. Residential real estate loans are generally placed on nonaccrual status after 180 days of delinquency. Consumer loans are charged off after 120 days and credit card loans are charged off after 180 days. Any loan may be put on nonaccrual status earlier if the Company has concern about the future collectability of the loan or its ability to return to current status.

Nonaccrual real estate loans are principally loans in the foreclosure process secured by real estate, including single family residential, multifamily, and commercial properties.

Nonaccruing consumer loans are loans to individuals. Excluding the credit card receivables, these loans are principally secured by automobiles or real estate.

Renegotiated loans are loans which were renegotiated as to the term or rate or both to assist the borrower after the borrower has suffered adverse effects in financial condition. Terms are designed to fit the ability of the borrower to repay and the Company's objective of obtaining repayment. The Company has $3.3 million of loans which are considered renegotiated.

OREO consists of properties on which the Bank has foreclosed or has taken a deed in lieu of the loan obligation. OREO properties are carried at the lower of cost or fair value at all times, net of estimated costs to sell. The cost to maintain the properties during ownership, and any further declines in fair value are charged to current earnings. The Company has been disposing of OREO properties, including those acquired in acquisitions.

At December 31, 1998, 1997, and 1996, OREO amounted to $0.1 million, $11.5 million, and $18.9 million. The decline from 1997 to 1998 was mainly due to the writedown and transfer of OREO properties to assets held for sale. At December 31, 1998, nonperforming assets decreased by $54.0 million to $24.6 million from $78.6 million in 1997. The decline was largely due to the $23.3 million pre-tax charge and the $10.3 million writedown against the Allowance for Possible Loan Losses and OREO reserve related to the planned disposal of nonperforming loans and OREO.

The amount of interest income on nonperforming loans which would have been recorded had these loans continued to perform under their original terms amounted to $4.1 million, $4.9 million, and $5.7 million for the years 1998, 1997, and 1996, respectively. The amount of interest income recorded on such loans for each of the years was $0.3 million, $1.4 million, and $2.0 million, respectively. The Company has no outstanding commitments to advance additional funds to borrowers whose loans are in a nonperforming status.

Measures to control and reduce the level of nonperforming loans are continuing. Efforts are made to identify slow paying loans and collection procedures are instituted. After identification, steps are taken to understand the problems of the borrower and to work with the borrower toward resolving the problem, if practicable. Continuing collection efforts are a priority for the Banks.

The allowance for possible loan losses at December 31, 1998, 1997, and 1996 as a percentage of total loans was 1.58%, 1.83%, and 1.72%, respectively. Management formally reviews the loan portfolio and evaluates credit risk on at least a quarterly basis throughout the year. Such review takes into consideration the financial condition of the borrowers, fair market value of collateral, level of delinquencies, historical loss experience by loan category, industry trends, and the impact of local and national economic conditions.

The following table summarizes the Company's nonperforming assets at the dates indicated (dollars in thousands):

NONPERFORMING ASSETS
(INCLUDING ASSETS HELD FOR SALE), NET

                                                              December 31,
-----------------------------------------------------------------------------------
                                                       1998       1997        1996
-----------------------------------------------------------------------------------
Nonaccrual Loans                                      $17,629    $50,938    $55,490
Renegotiated Loans                                      3,269     16,162     12,278
                                                  ---------------------------------
   Total Nonperforming Loans                           20,898     67,100     67,768
Other Real Estate Owned                                 3,727     11,483     18,907
                                                  ---------------------------------
   Total Nonperforming Assets                         $24,625    $78,583    $86,675
                                                  =================================
Ratios:
   Nonaccrual Loans to Total Loans                       0.52%      1.41%      1.54%
   Nonperforming Assets to Total Assets                  0.36%      1.19%      1.33%
   Allowance for Loan Losses to Nonaccrual Loans          303%       129%       112%
   Allowance for Loan Losses to Nonperforming Loans       256%        98%        91%
-----------------------------------------------------------------------------------


DEPOSITS

As of December 31, 1998, Hudson had 88 branch offices in New Jersey. Hudson manages the branch system by regionalizing into 7 regions with regional managers. Lafayette had 43 branch offices located in Connecticut. Lafayette has 3 regions. Bank of the Hudson had 34 branch offices located in lower New York State with 2 regions.

Through business development incentives, the Company strives to generate the lowest cost deposits. The following table summarizes the deposit base at the dates indicated (in thousands):


                                                       December 31,
--------------------------------------------------------------------------------
                                       1998              1997             1996
--------------------------------------------------------------------------------
Noninterest-
   bearing deposits                 $  941,253       $  831,579       $  793,310
NOW/MMDA deposits                      923,046          980,391          956,507
Savings deposits                     1,060,985        1,115,438        1,185,450
Time deposits                        2,126,106        2,325,548        2,399,406
                                    --------------------------------------------
Total Deposits                      $5,051,390       $5,252,956       $5,334,673
                                    ============================================


The net decrease in deposits from 1997 to 1998 of $201.6 million, or 3.8%, is primarily attributable to the decline in the higher rate time deposits related to the Company's acquisitions. It is partially offset by funds transferred to alternative investments (non-bank products) and to the Trust Department. As noted earlier, 37% of the deposit base is in low or noninterest bearing core deposits and another 21% is in low cost savings deposits. This funding base provides a very low cost funding source for the Company.

LIQUIDITY

Liquidity is a measure of the Company's ability to meet the needs of depositors, borrowers, and creditors at a reasonable cost and without adverse financial consequences. The Company has several liquidity measurements that are evaluated on a frequent basis. The Company has adequate sources of liquidity including Securities Available for Sale, Federal funds lines, and the ability to borrow funds from the Federal Home Loan Bank and Federal Reserve discount window. The management of balance sheet volumes, mixes, and maturities enables the Company to maintain adequate levels of liquidity.

The liquidity requirements of the Company, for dividends to shareholders, debt service, and other corporate purposes, are met through cash and short-term money market investments and regular periodic dividends from the subsidiary banks. The Company also has the ability, when and if necessary, to access the capital markets. Management considers the liquidity of the Company and the subsidiary banks to be adequate to meet current and anticipated funding requirements.


22                       HUBCO, INC. ANNUAL REPORT 1998

CAPITAL

Capital adequacy is a measure of the amount of capital needed to support asset growth, absorb unanticipated losses, and provide safety for depositors. The regulators establish minimum capital ratio guidelines for the banking industry. The capital ratios impact the performance of the Company in that these ratios are used with other criteria to determine the FDIC deposit insurance premium rate a bank must pay.

The following table sets forth the regulatory minimum capital ratio guidelines and the current capital ratios of the Company.

                                         Regulatory     After-Tax
                                          Capital        Capital
                                         Guidelines       Ratios
-----------------------------------------------------------------
Tier 1 Leverage Ratio                        3-5%          7.1%
Tier 1 Risk-Based Capital Ratio                4%         12.9%
Total Risk-Based Capital                       8%         17.0%

At December 31, 1998, 1997, and 1996, the Company exceeded all regulatory capital guidelines including those for a well capitalized institution.

On November 15, 1996, the Company paid a 3% stock dividend and increased its regular quarterly cash dividend from $0.16 to $0.18 per common share, effecting a 15% dividend increase. On December 1, 1997, the Company paid a 3% stock dividend and increased its regular quarterly cash dividend from $0.18 to $0.19 per common share, effecting an 8% dividend increase. On September 3, 1998, the Company paid a 3% stock dividend and increased its regular quarterly cash dividend to $0.25. The dividend payout ratio, based on cash dividends per share and diluted earnings per share, was 157.1% for 1998 compared to 45.6% for 1997 and 78.0% in 1996. The higher ratios in 1998 and 1996 were due to lower net income resulting from the special charges in those years. Excluding special charges, the payout ratio would have been 43.3% in 1998 and 47.8% in 1996.

Pursuant to the November 1993 Board authorization to repurchase up to 10% of the shares outstanding each year, the Company in 1998, 1997, and 1996 has repurchased common shares. During 1998, these shares were used for payment of stock dividends and the exercise of options. During 1997, these shares were used for stock dividends, the conversion of preferred stock and the exercise of options. During 1996, these shares were used for stock dividends and acquisitions.

In September 1996, the Company issued $75 million of subordinated debt in a private placement which was subsequently registered with the SEC. The subordinated debentures bear interest at 8.20% per annum payable semi-annually and mature in 2006. In January 1994, the Company issued $25.0 million aggregate principal amount of subordinated debentures which mature in 2004 and bear interest at 7.75% per annum payable semi-annually. Proceeds of the issuance were used for general corporate purposes including providing Tier I capital to the subsidiary banks. The debt has been structured to comply with the Federal Reserve Bank rules regarding debt qualifying as Tier 2 capital at HUBCO. On January 31, 1997, the Company issued $50.0 million in capital securities offered by HUBCO Capital Trust I pursuant to Rule 144A under the Securities Act of 1933. The 8.98% capital securities represent a preferred beneficial interest in the assets of HUBCO Capital Trust I, a statutory business trust. The Trust exists for the sole purpose of issuing the Trust Securities and investing the proceeds in 8.98% Junior Subordinated Deferrable Interest Debentures issued by HUBCO which mature in 2027. The capital securities have preference over the common securities under certain circumstances with respect to cash distributions and amounts payable on liquidation and are guaranteed by the Company. The $50.0 million is included in Tier I capital for regulatory purposes, subject to certain limitations, but is classified as long-term debt for financial reporting purposes. On June 19, 1998 the Company placed $50.0 million in aggregate liquidation amount of 7.65% Capital Securities due June 2028, using HUBCO Capital Trust II, a statutory business trust formed under the laws of the State of Delaware. The trust exists for the sole purpose of issuing the Trust Securities and investing the proceeds in 7.65% Capital Securities which mature in 2028. The net proceeds of the offering are being used for general corporate purposes and to increase capital levels of the Company and its subsidiaries. The securities qualify as Tier I capital under the capital guidelines of the Federal Reserve.

At the end of the reporting period, there were no known uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity or capital resources.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The primary objectives of asset/liability management are to provide for the safety of depositor and investor funds, assure adequate liquidity, maintain an appropriate balance between interest sensitive earning assets and interest sensitive liabilities and enhance earnings. Liquidity management is a planning process that ensures that the Company has ample funds to satisfy operational needs, projected deposit outflows, repayment of borrowing and loan obligations and the projected credit needs of its customer base. Interest rate sensitivity management ensures that the Company maintains acceptable levels of net interest income exposure throughout a range of interest rate environments. The Company seeks to maintain its interest rate risk within a range that it believes is both manageable and prudent, given its capital and income generating capacity.

Liquidity risk is the risk to earnings or capital that would arise from a bank's inability to meet its obligations when they come due, without incurring unacceptable losses. The Company uses several measurements in monitoring its liquidity position. In addition, the Company has a number of borrowing facilities with banks, primary broker dealers, the Federal Home Loan Bank and Federal Reserve that are or can be used as sources of liquidity without having to sell assets to raise cash. At December 31, 1998, the Company's liquidity ratios exceed all minimum standards set forth by internal policies.

The Company has an asset/liability management committee which manages the risks associated with the volatility of interest rates and the resulting impact on net interest income, net income and capital. The management of interest rate risk at the Company is performed by: (i) analyzing the maturity and repricing relationships between interest earning assets and interest bearing liabilities at specific points in time ("GAP") and (ii) "income simulation analysis" which analyzes the effects of interest rate changes on net interest income, net income and capital over specific periods of time and captures the dynamic impact of interest rate changes on the Company's mix of assets and liabilities.

The table on the following page presents the GAP position of the Company at December 31, 1998. In preparing this table, management has anticipated prepayments for mortgage-backed securities and mortgage loans according to standard industry prepayment assumptions in effect at year-end. Money market deposits and interest-bearing demand accounts have been included in the due within 90 days category. Assets with daily floating rates are included in the due within 90 days category. Assets and liabilities are included in the table based on their maturities, expected cash repayments or period of first repricing, subject to the foregoing assumptions.

In analyzing its GAP position, although all time periods are considered, HUBCO emphasizes the next twelve month period. An institution is considered to be liability sensitive, or having a negative GAP, when the amount of interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest-earning assets also repricing within that time period. Conversely, an institution is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-bearing liabilities maturing or repricing is less than the amount of its interest-earning assets also maturing or repricing during the same period. Theoretically, in a falling interest rate environment, a negative GAP should result in an increase in net interest income, and in a rising interest rate environment this negative GAP should adversely affect net interest income. The converse would be true for a positive GAP.

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


24                       HUBCO, INC. ANNUAL REPORT 1998

The following table shows the GAP position of the Company at December 31, 1998 (in thousands):

GAP ANALYSIS

                                                                           Due
                                                       Due Within        Between
                                                        One Year         One and         Due Over        Noninterest
                                                         or Less       Five Years       Five Years         Bearing         Total
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Federal Funds Sold                                    $    17,697      $        --     $        --     $        --      $    17,697
Securities                                              1,111,312        1,392,002         392,282              --        2,895,596
Total Loans                                             1,820,460        1,117,536         448,814              --        3,386,810
Noninterest Bearing Assets                                     --               --              --         478,558          478,558
                                                      -----------------------------------------------------------------------------
Total Assets                                          $ 2,949,469      $ 2,509,538     $   841,096     $   478,558      $ 6,778,661
Percent of Total Assets                                      43.5%            37.0%           12.4%            7.1%           100.0%
===================================================================================================================================

SOURCE OF FUNDS
Interest-Bearing Deposits                             $ 3,708,173      $   383,127     $    18,837     $        --      $ 4,110,137
Borrowings                                                760,956           53,785           6,852              --          821,593
Long-Term Debt                                                 --               --         200,000              --          200,000
Noninterest Bearing Deposits                                   --               --              --         941,253          941,253
Other Liabilities                                              --               --              --         248,863          248,863
Stockholders' Equity                                           --               --              --         456,815          456,815
                                                      -----------------------------------------------------------------------------
Total Source of Funds                                 $ 4,469,129      $   436,912     $   225,689     $ 1,646,931      $ 6,778,661
Percent of Total Source of Funds                             66.0%             6.4%            3.3%           24.3%           100.0%
===================================================================================================================================
Interest Rate Sensitivity GAP                         $(1,519,660)     $ 2,072,626     $   615,407     $(1,168,373)     $        --
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative Interest Rate Sensitivity GAP              $(1,519,660)     $   552,966     $ 1,168,373     $        --      $        --
===================================================================================================================================

Due in part to the shortcomings of GAP analysis, the Asset/Liability Committee of HUBCO believes that financial simulation modeling more accurately estimates the effects and exposure to changes in interest rates. Net interest income simulation considers the relative sensitivities of the balance sheet including the effects of interest rate caps on adjustable rate mortgages and the relatively stable aspects of core deposits. As such, net interest income simulation is designed to address the likely probability of interest rate changes and behavioral response of the balance sheet to those changes. Market Value of Portfolio Equity represents the fair value of the net present value of assets, liabilities and off-balance sheet items.

Financial modeling is performed under several scenarios including a regulatory rate shock scenario which measures changes in net interest income over the next twelve months and market value of portfolio equity given instantaneous and sustained changes in interest rates.

The following table depicts the Company's sensitivity to interest rate changes and the effects on market value of portfolio equity as of December 31, 1998 under the regulatory rate shock scenario.

RATE SHOCK MODEL

                                                    Effect on:
                                                    Market Value
Basis point rate change   Net Interest Income   of Portfolio Equity
-------------------------------------------------------------------
+200 bp                       +3%                       -14%
+100 bp                       +2%                        -5%
-100 bp                       -4%                        -2%
-200 bp                       -8%                        -5%

RECENT ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishing standards for the accounting and reporting of derivatives. The statement is effective for fiscal years beginning after June 15, 1999; earlier application is permitted. The Company has elected not to adopt this statement prior to its effective date. The company does not expect that adoption of this statement will have a material effect on its financial position or results of operations.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words as "believes," "expects" and similar words or variations. Such statements are not historical facts and involve certain risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause a difference include, but are not limited to, changes in interest rates, economic conditions, deposit and loan growth, loan loss provisions, customer retention, failure to realize expected cost savings or revenue enhancements from acquisitions, or failure of the company's Year 2000 compliance program to effectively address Year 2000 computer problems. The Company assumes no obligation for updating any such forward-looking statements at any time.

YEAR 2000 COMPLIANCE

HUBCO has been involved since 1996 in preparing its computer systems and applications to meet the challenge of the new millennium. The Company, in conjunction with its data processing subsidiary, has established a "Year 2000 Team" which is responsible for ensuring implementation of the required changes to avoid business disruption. This process involves analyzing and replacing existing computer hardware and software as needed. HUBCO is currently communicating with customers and external providers to determine their status regarding Year 2000 issues. Additionally, the Company is assessing how problems with third party computer systems may impact its business operations. To date, the Company has not identified any material third party problems, but will continue to assess the situation through 1999.

The review of computer and noninformation technology systems was completed by December 31, 1998. This will allow 1999 for testing and making adjustments, as necessary, to fine-tune our systems and deal with any customer or third party developments.

The estimated total cost to become Year 2000 compliant is $5 million. Through December 31, 1998, the Company has incurred approximately $4.2 million of the above costs. The Company anticipates most of the remaining costs will be incurred by mid-year 1999.

A failure by HUBCO or by third parties on whom HUBCO relies for support to correct Year 2000 issues may cause disruption in HUBCO's business operations that could result in reduced revenue, increased operating costs and other adverse effects. Additionally, to the extent borrowers' financial positions are weakened as a result of Year 2000 issues, credit quality could be impacted. It is not possible to forecast with a reasonable degree of certainty all the negative impacts that could result from a failure of the Company or third parties to become fully Year 2000-compliant or whether such effect could have a material impact on HUBCO. The Company has developed contingency plans to mitigate the disruption to business operations that may occur if Year 2000 compliance is not fully achieved by all parties.


26                       HUBCO, INC. ANNUAL REPORT 1998

CONSOLIDATED BALANCE SHEETS

December 31, (in thousands, except share data)                                   1998           1997
-------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                          $   217,954    $   240,229
Federal funds sold                                                                    17,697        277,930
                                                                                 --------------------------
                                           TOTAL CASH AND CASH EQUIVALENTS           235,651        518,159
Investment securities available for sale, at market value                          2,260,625      1,499,306
Investment securities held to maturity, at cost
 (market value of $638,564 and $772,740 for 1998 and 1997, respectively)             634,971        764,831
Assets held for sale                                                                  14,147             --
Loans:
  Residential mortgages                                                            1,601,957      1,736,559
  Commercial real estate mortgages                                                   675,366        782,970
  Commercial and financial                                                           656,553        640,930
  Consumer credit                                                                    370,353        348,555
  Credit card                                                                         82,581         91,047
                                                                                 --------------------------
                                                               TOTAL LOANS         3,386,810      3,600,061
  Less: Allowance for possible loan losses                                           (53,499)       (65,858)
                                                                                 --------------------------
                                                                 NET LOANS         3,333,311      3,534,203
Premises and equipment, net                                                           83,525         82,511
Other real estate owned                                                                  103         11,483
Intangibles, net of amortization                                                      78,990         55,573
Other assets                                                                         137,338        140,074
                                                                                 --------------------------
                                                              TOTAL ASSETS       $ 6,778,661    $ 6,606,140
                                                                                 ==========================
LIABILITIES AND
STOCKHOLDERS' EQUITY

Deposits:
  Noninterest bearing                                                            $   941,253    $   831,579
  Interest bearing                                                                 4,110,137      4,421,377
                                                                                 --------------------------
                                                            TOTAL DEPOSITS         5,051,390      5,252,956
Borrowings                                                                           821,593        626,405
Other liabilities                                                                    248,863         69,678
                                                                                 --------------------------
                                                                                   6,121,846      5,949,039
Subordinated debt                                                                    100,000        100,000
Company-obligated mandatorily redeemable preferred
  series B capital securities of two subsidiary trusts holding
  solely junior subordinated debentures of the Company                               100,000         50,000
                                                                                 --------------------------
                                                         TOTAL LIABILITIES         6,321,846      6,099,039
Stockholders' Equity:
  Convertible Preferred Stock--Series B, no par value;
   Authorized 10,609,000 shares; 500 shares issued and outstanding in 1998;
   1,250 shares issued and outstanding in 1997                                            50            125
  Common stock, no par value; authorized 54,636,350
   Shares; 40,633,204 shares issued and 40,411,521 shares outstanding in 1998
   and 42,607,964 shares issued and 41,602,118 shares outstanding 1997                72,246         73,269
  Additional paid-in capital                                                         269,264        292,198
  Retained earnings                                                                  113,787        164,612
  Treasury stock, at cost, 221,683 shares in 1998 and 1,005,846 shares in 1997        (5,980)       (19,133)
  Employee stock awards and unallocated shares held in ESOP, at cost                  (2,368)        (9,609)
  Accumulated other comprehensive income                                               9,816          5,639
                                                                                 --------------------------
                                                TOTAL STOCKHOLDERS' EQUITY           456,815        507,101
                                                                                 --------------------------
                               TOTAL LIABILITIES AND STOCKHOLDERS'  EQUITY       $ 6,778,661    $ 6,606,140
                                                                                 ==========================


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31, (in thousands, except per share data)                1998         1997         1996
-------------------------------------------------------------------------------------------------------------
INTEREST AND FEE INCOME:
Loans                                                                     $ 298,311    $ 306,800    $ 287,671
Investment securities                                                       162,783      159,620      150,856
Other                                                                         7,453        4,795        3,987
                                                                          -----------------------------------
                                          TOTAL INTEREST AND FEE INCOME     468,547      471,215      442,514
                                                                          -----------------------------------
INTEREST EXPENSE:
Deposits                                                                    161,077      175,645      173,521
Borrowings                                                                   38,412       28,202       23,140
Subordinated and other debt                                                  14,864       12,433        3,905
                                                                          -----------------------------------
                                                 TOTAL INTEREST EXPENSE     214,353      216,280      200,566
                                                                          -----------------------------------
                                                    NET INTEREST INCOME     254,194      254,935      241,948
PROVISION FOR POSSIBLE LOAN LOSSES                                           14,374       12,775       17,140
                                                                          -----------------------------------
           NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES     239,820      242,160      224,808
                                                                          -----------------------------------
NONINTEREST INCOME:
Trust department income                                                       3,638        3,445        3,151
Service charges on deposit accounts                                          22,039       22,841       21,923
Securities gains                                                              3,319        8,925        1,355
Loss on assets held for sale                                                (23,303)          --         (894)
Shoppers Charge fees                                                         11,556        9,072        4,138
Other income                                                                 16,050        9,897       10,584
                                                                          -----------------------------------
                                               TOTAL NONINTEREST INCOME      33,299       54,180       40,257
                                                                          -----------------------------------
NONINTEREST EXPENSE:
Salaries                                                                     57,387       63,397       63,128
Pension and other employee benefits                                          19,072       23,881       21,350
Occupancy expense                                                            16,578       15,971       16,435
Equipment expense                                                            10,253       10,711        9,826
Deposit and other insurance                                                   2,744        2,881        6,189
Special SAIF assessment                                                          --           --       10,074
Outside services                                                             26,986       25,944       20,699
Other real estate owned expense                                               1,919        4,675        4,686
Amortization of intangibles                                                  11,050        8,991        7,225
Other                                                                        19,711       24,587       22,985
Merger related and restructuring costs                                       66,396          270       22,082
                                                                          -----------------------------------
                                              TOTAL NONINTEREST EXPENSE     232,096      181,308      204,679
                                                                          -----------------------------------
                                             INCOME BEFORE INCOME TAXES      41,023      115,032       60,386
PROVISION FOR INCOME TAXES                                                   17,872       45,205       23,490
                                                                          -----------------------------------
                                                             NET INCOME   $  23,151    $  69,827    $  36,896
                                                                          ===================================
EARNINGS PER SHARE:
Basic                                                                     $    0.57    $    1.67    $    0.85
Diluted                                                                        0.56         1.60         0.82
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic                                                                        40,640       41,362       42,402
Diluted                                                                      41,696       43,635       44,990


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31,  (in thousands)                                        1998         1997         1996
-------------------------------------------------------------------------------------------------------------
                                                             NET INCOME   $  23,151    $  69,827    $  36,896
                                                                          ===================================
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized securities gains arising during period                         $   6,284    $  13,412    $  (3,025)
Less: reclassification for gains included in Net Income                      (2,107)      (5,417)        (828)
                                                                          -----------------------------------
Other Comprehensive Income (Loss)                                             4,177        7,995       (3,853)
                                                                          -----------------------------------
                                                   COMPREHENSIVE INCOME   $  27,328    $  77,822    $  33,043
                                                                          ===================================

See Notes to Consolidated Financial Statements.


28                       HUBCO, INC. ANNUAL REPORT 1998

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 1998, 1997, and 1996




                                              Convertible
                                            Preferred Stock               Common Stock           Additional
                                         ---------------------     ------------------------        Paid-in       Retained
(In thousands, except share data)        Shares        Amount        Shares          Amount        Capital       Earnings
                                         -------------------------------------------------------------------------------------
Balance at December 31, 1995             41,850    $     4,185     39,331,359    $    69,931    $   311,205    $   181,904
                                         =====================================================================================
Net income                                   --             --             --             --             --         36,896
Cash dividends - common                      --             --             --             --             --        (21,751)
Cash dividends - preferred                   --             --             --             --             --           (825)
3% Stock Dividend                            --             --         47,662             85          1,235        (28,348)
Shares issued for:
  Stock options exercised                    --             --        389,449            691            277             --
  Warrants exercised                         --             --        143,835            255            207             --
  Dividend reinvestment and
  stock reinvestment plan                    --             --          7,693             14            162             --
  Common stock offering                      --             --      1,230,185          2,187         17,378             --
  Preferred stock conversion             (2,250)          (225)        74,739            133             92             --
Cash in lieu of fractional shares            --             --             --             --             --            (34)
Issuance and retirement of
  treasury stock                             --             --       (387,763)          (687)        (7,219)            --
Purchase of treasury stock                   --             --             --             --             --             --
Effect of compensation plans                 --             --             --             --          1,498            161
Other comprehensive
  income (loss)                              --             --             --             --             --             --
Other transactions                           --             --             --             --           (513)            --
                                         -------------------------------------------------------------------------------------
Balance at December 31, 1996             39,600    $     3,960     40,837,159    $    72,609    $   324,322    $   168,003
                                         =====================================================================================
Net income                                   --             --             --             --             --         69,827
Cash dividends-common                        --             --             --             --             --        (27,508)
Cash dividends-preferred                     --             --             --             --             --           (650)
3% Stock Dividend                            --             --        321,046            570          9,859        (45,066)
Shares issued for:
  Stock options exercised                    --             --         47,325             84         (6,296)            --
  Warrants exercised                         --             --             --             --            (48)            --
  Dividend reinvestment and
  stock reinvestment plan                    --             --          3,444              6             77             --
  Preferred stock conversion            (38,350)        (3,835)            --             --        (36,513)            --
Cash in lieu of fractional shares            --             --             --             --            (97)            --
Purchase of treasury stock                   --             --             --             --             --             --
Effect of compensation plans                 --             --             --             --            894              6
Other comprehensive
  income                                     --             --             --             --             --             --
                                         -------------------------------------------------------------------------------------
Balance at December 31, 1997              1,250    $       125     41,208,974    $    73,269    $   292,198    $   164,612
                                         =====================================================================================

                                                           Employee
                                                            Stock
                                                          Awards and
                                                           Unallocated    Accumulated
                                                          Shares held        Other
                                             Treasury      in ESOP, at   Comprehensive
(In thousands, except share data)            Stock           cost           Income        Total
                                        ---------------------------------------------------------
Balance at December 31, 1995             $   (17,509)   $   (15,171)   $     1,497    $   536,042
                                        =========================================================
Net income                                        --             --             --         36,896
Cash dividends - common                           --             --             --        (21,751)
Cash dividends - preferred                        --             --             --           (825)
3% Stock Dividend                             27,028             --             --             --
Shares issued for:
  Stock options exercised                        908             --             --          1,876
  Warrants exercised                              74             --             --            536
  Dividends reinvestment and
  stock reinvestment plan                         --             --             --            176
  Common stock offering                           --             --             --         19,565
  Preferred stock conversion                      --             --             --             --
Cash in lieu of fractional shares                 --             --             --            (34)
Issuance and retirement of
  treasury stock                               7,906             --             --             --
Purchase of treasury stock                   (39,600)            --             --        (39,600)
Effect of compensation plans                      (2)         3,191             --          4,848
Other comprehensive
  income (loss)                                   --             --         (3,853)        (3,853)
Other transactions                                --             --             --           (513)
                                        ---------------------------------------------------------
Balance at December 31, 1996             $   (21,195)   $   (11,980)   $    (2,356)   $   533,363
                                        =========================================================
Net income                                        --             --             --         69,827
Cash dividends-common                             --             --             --        (27,508)
Cash dividends-preferred                          --             --             --           (650)
3% Stock Dividend                             34,723             --             --             86
Shares issued for:
  Stock options exercised                     10,074             --             --          3,862
  Warrants exercised                              65             --             --             17
  Dividends reinvestment and
  stock reinvestment plan                         --             --             --             83
  Preferred stock conversion                  40,348             --             --             --
Cash in lieu of fractional shares                 --             --             --            (97)
Purchase of treasury stock                   (83,448)            --             --        (83,448)
Effect of compensation plans                     300          2,371             --          3,571
Other comprehensive
  income                                          --             --          7,995          7,995
                                        ---------------------------------------------------------
Balance at December 31, 1997             $   (19,133)   $    (9,609)   $     5,639    $   507,101
                                        =========================================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 1998, 1997, and 1996 (Continued)




                                     Convertible
                                    Preferred Stock          Common Stock        Additional
                                    ---------------      --------------------      Paid-in    Retained    Treasury
(In thousands, except share data)   Shares   Amount      Shares        Amount      Capital    Earnings     Stock
                                    ------------------------------------------------------------------------------
Net income                            --    $ --             --    $     --    $      --    $  23,151    $     --
Cash dividends-common                 --      --             --          --           --      (34,718)         --
3% Stock Dividend                     --      --         40,213          72         (709)     (40,797)     41,434
Shares issued for:
  Stock options exercised             --      --        330,684         588       (8,410)          --      18,373
  Warrants exercised                  --      --          7,158          13          (97)          --         173
  Preferred stock conversion        (750)    (75)        16,608          30         (130)          --         175
Cash in lieu of fractional shares     --      --             --          --         (212)          --          --
Other transactions                    --      --          3,750           7           (7)          --          --
IBS fiscal year adjustment            --      --             --          --           --        1,539          --
Purchase of treasury stock            --      --             --          --           --           --     (69,880)
Issuance and retirement
  of treasury stock                   --      --       (989,058)     (1,759)     (18,930)          --      20,689
Effect of compensation plans          --      --         14,875          26        5,561           --       2,189
Other comprehensive
  income                              --      --             --          --           --           --          --
                                    ------------------------------------------------------------------------------
Balance at December 31, 1998         500    $ 50     40,633,204    $ 72,246    $ 269,264    $ 113,787    $ (5,980)
                                    ==============================================================================
                                    Employee
                                      Stock
                                    Awards and
                                   Unallocated   Accumulated
                                   Shares held      Other
                                    in ESOP, at  Comprehensive
(In thousands, except share data)      cost         Income      Total
                                   ----------------------------------
Net income                               --          --        23,151
Cash dividends-common                    --          --       (34,718)
3% Stock Dividend                        --          --            --
Shares issued for:
  Stock options exercised                --          --        10,551
  Warrants exercised                     --          --            89
  Preferred stock conversion             --          --            --
Cash in lieu of fractional shares        --          --          (212)
Other transactions                       --          --            --
IBS fiscal year adjustment               --          --         1,539
Purchase of treasury stock               --          --       (69,880)
Issuance and retirement
  of treasury stock                      --          --            --
Effect of compensation plans          7,241          --        15,017
Other comprehensive
  income                                 --       4,177         4,177
                                   ----------------------------------
Balance at December 31, 1998        $(2,368)     $9,816    $  456,815
                                   ==================================


See Notes to Consolidated Financial Statements.


30                       HUBCO, INC. ANNUAL REPORT 1998

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1998, 1997, and 1996 (in thousands)                         1998           1997              1996
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                              $    23,151      $  69,827      $    36,896
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
   Provision for possible loan losses                                                        14,374         12,775           17,140
   Provision for depreciation and amortization                                               19,893         18,086           17,985
   Amortization of security premiums, net                                                     1,436          1,806            3,102
   Securities gains                                                                          (3,319)        (8,925)          (1,355)
   Loss/(gain) on sale of premises and equipment                                              1,965            111             (182)
   Gain on Sale of Loans                                                                     (3,029)        (1,289)            (304)
   Loss on assets held for sale                                                              23,303             --              894
   Market adjustment on ESOP                                                                    728            894              388
   MRP earned                                                                                 2,809          1,210            1,194
   IBS Fiscal Year Adjustment                                                                 1,539             --               --
   Deferred income tax provision (benefit)                                                    2,784          9,629              (88)
   Net (increase) decrease in assets held for sale                                          (14,147)           456             (263)
   Decrease (increase) in other assets                                                         (395)         9,111           23,324
   Increase (decrease) in other liabilities                                                 176,267          7,742           (2,058)
                                                                                        -------------------------------------------
                               NET CASH PROVIDED BY OPERATING ACTIVITIES                    247,359        121,433           96,673
                                                                                        -------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investment securities available for sale                             322,511        335,660          429,587
Proceeds from repayments and maturities of investment securities:
  Available for sale                                                                        850,749        378,752          253,228
  Held to maturity                                                                          520,278        229,311          593,030
Purchases of investment securities:
  Available for sale                                                                     (1,620,110)      (615,357)      (1,071,970)
  Held to maturity                                                                         (670,848)      (226,567)        (674,675)
Net cash acquired through acquisitions                                                      231,417             --          459,046
Net decrease (increase) in loans other than purchases and sales                              87,536        (97,405)        (291,821)
Loans purchased                                                                                  --        (29,704)              --
Loans sold                                                                                  129,842        127,204           91,184
Proceeds from sales of premises and equipment                                                   112            107            1,480
Purchases of premises and equipment                                                          (6,352)       (10,226)         (12,835)
Decrease in other real estate owned                                                           8,244          8,869           11,885
                                                                                        -------------------------------------------
                     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                   (146,621)       100,644         (211,861)
                                                                                        -------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in demand deposits                                                              57,214         38,269           13,357
Net decrease in NOW and savings accounts                                                   (247,259)       (46,129)         (95,750)
Net decrease in certificates of deposit                                                    (353,898)       (73,858)            (147)
Net increase in borrowings                                                                  194,845        157,497          119,733
Reduction of ESOP loan                                                                          853            696              837
Net proceeds from issuance of debt                                                           48,737         49,250           73,738
Proceeds from the issuance of common stock                                                   10,640          3,936           21,527
Termination of ESOP Plan                                                                     10,220             --               --
Cash dividends paid                                                                         (34,718)       (28,158)         (22,576)
Acquisition of treasury stock                                                               (69,880)       (83,448)         (39,600)
                                                                                        -------------------------------------------
                     NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                   (383,246)        18,055           71,119
                                                                                        -------------------------------------------
                        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   (282,508)       240,132          (44,069)
                          CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    518,159        278,027          322,096
                                                                                        -------------------------------------------
                                CASH AND CASH EQUIVALENTS AT END OF YEAR                $   235,651      $ 518,159      $   278,027
                                                                                        ===========================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for-
  Interest                                                                              $   211,627      $ 217,973      $   199,604
  Income taxes                                                                               26,167         31,087           22,394
                                                                                        ===========================================
Liabilities assumed in purchase business combinations and branch acquisitions           $   342,720      $      --      $   763,580
                                                                                        ===========================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 (IN THOUSANDS, EXCEPT SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HUBCO, Inc. (the Company) provides a full range of banking services to individual and corporate customers through its three banking subsidiaries, Hudson United Bank (Hudson), Lafayette American Bank (Lafayette) and Bank of the Hudson (BOTH), with branch locations in New Jersey, Connecticut and New York. The Company is subject to the regulations of certain Federal and State banking agencies and undergoes periodic examinations by those agencies.

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

Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available for sale and are carried at fair value. Differences between available for sale securities' amortized cost and fair value are charged/credited directly to stockholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis. The Company had no securities held for trading purposes at December 31, 1998 and 1997. Security purchases and sales are recorded on the trade date.

ASSETS HELD FOR SALE

Assets held for sale are carried at the lower of cost or market, net of applicable reserves.

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

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The allowance is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors. The allowance is increased by provisions charged to expense and reduced by net charge offs.

In accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," a loan is deemed impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.


32                       HUBCO, INC. ANNUAL REPORT 1998

These accounting standards require that the measurement of impairment of a loan be based on either: the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate; a loan's observable market price; or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company will be required to establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses. The valuation allowance, if any, is maintained as part of the allowance for possible loan losses. The Company's process of identifying impaired loans is conducted as part of its review for the adequacy of the allowance for possible loan losses.

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

As discussed further in Note (2), the Company acquired all of the outstanding shares of Lafayette on July 1, 1996, all of the outstanding shares of Westport Bancorp, Inc. (Westport) on December 13, 1996, and all of the outstanding shares of Poughkeepsie Financial Corp. (PFC) on April 24, 1998, and all of the outstanding shares of Dime Financial Corporation (DFC) on August 21, 1998. Lafayette, Westport, PFC, and DFC established valuation allowances due to uncertainties surrounding their ability to realize their deferred tax assets. Considering the combined operating results of HUBCO, it is unlikely that the Company would have established these valuation allowances with respect to its deferred tax assets had the companies previously been combined. Accordingly, the accompanying financial statements (including quarterly financial information in Note 21) have been restated to reflect what the changes to the valuation allowance would have been had the companies always been combined.

TREASURY STOCK

The Company determines the cost of treasury shares under the weighted-average cost method.

STOCK-BASED COMPENSATION

Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and allows companies to choose either: 1) a fair value method of valuing stock-based compensation plans which will affect reported net income; or 2) to continue following the existing accounting rules for stock option accounting but disclose what the impact would have been had the new standard been adopted. The Company elected the disclosure option of this standard. See Note 15.

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

Basic earnings per common share is computed by dividing net income, less dividends on the convertible preferred stock, by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the number of shares issuable upon conversion of the preferred stock and the incremental number of shares issuable from the exercise of stock options and warrants calculated using the treasury stock method. All per share amounts have been retroactively adjusted for the three-for-two common stock split on January 14, 1995 and for all stock dividends. All prior annual and interim periods presented have been restated in the new format.

RECENT ACCOUNTING STANDARDS

Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting of comprehensive income and its components in a full set of general purpose financial statements. The Company has elected to display Consolidated Statements of Income and Consolidated Statements of Comprehensive Income separately for the disclosed periods.

Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company's three banking subsidiaries, Hudson, Lafayette, and BOTH, which meet the criteria of SFAS No. 131 to be considered in the aggregate, have been aggregated for purposes of segment reporting. HUBCO, Inc., the banks' holding company, is not a reportable segment because it does not exceed any of the quantitative thresholds.

Effective for the fiscal year ended December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pension and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets.

The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishing standards for the accounting and reporting of derivatives. The statement is effective for fiscal years beginning after June 15, 1999; earlier application is permitted. The Company has elected not to adopt this statement prior to its effective date. The Company does not expect that application of this statement will have a material effect on its financial position or results of operations.

CASH EQUIVALENTS

Cash equivalents include amounts due from banks and Federal funds sold.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1997 and 1996 amounts in order to conform to 1998's presentation.


34                       HUBCO, INC. ANNUAL REPORT 1998

(2)  BUSINESS COMBINATIONS

The following business combinations have been accounted for using the pooling of interests method:

On January 12, 1996, the Company acquired all of the outstanding shares of Growth Financial Corp (Growth), based in Basking Ridge, New Jersey. Each share of Growth common stock outstanding was converted into .754 shares of the Company's common stock, for a total of 1,348,995 shares. At the time of the acquisition, Growth had approximately $128 million in assets.

On July 1, 1996, the Company acquired all of the outstanding shares of Lafayette American Bank and Trust Company (Lafayette), based in Bridgeport, Connecticut. Each share of Lafayette common stock outstanding was converted into .643 shares of the Company's common stock, for a total of 6,248,756 shares. At the time of the acquisition, Lafayette had approximately $741 million in assets.

On December 13, 1996, the Company acquired all the outstanding shares of Westport Bancorp, Inc., (Westport) based in Westport, Connecticut. Each share of Westport common stock outstanding was converted into .352 shares of the Company's common stock for a total of 1,979,730 shares. Westport's convertible preferred stock was converted into a new preferred issue with identical terms, including equivalent dividend yield. At the time of the acquisition, Westport had approximately $317 million in assets.

On January 8, 1998, the Company acquired all the outstanding shares of The Bank of Southington (BOS) based in Southington, Connecticut. Each share of BOS common stock outstanding was converted into .637 shares of the Company's common stock for a total of 755,133 shares. At the time of the acquisition, BOS had approximately $135 million in assets.

On April 24, 1998, the Company acquired all the outstanding shares of Poughkeepsie Financial Corp. (PFC) based in Poughkeepsie, New York. Each share of PFC's common stock outstanding was converted into .309 shares of the Company's common stock for a total of 3,586,360 shares. At the time of the acquisition, PFC had approximately $830 million in assets.

On May 29, 1998, the Company acquired all the outstanding shares of MSB Bancorp
(MSB) based in Goshen, New York. Each share of MSB's common stock outstanding was converted into 1.052 shares of the Company's common stock for a total of 2,933,710 shares. At the time of the acquisition MSB had approximately $745 million in assets.

On August 14, 1998, the Company acquired all the outstanding shares of IBS Financial (IBS) based in Cherry Hill, New Jersey. Each share of IBS common stock outstanding was converted into .550 shares of the Company's common stock for a total of 5,946,880 shares. At the time of the acquisition, IBS had approximately $743 million in assets.

On August 14, 1998, the Company acquired all the outstanding shares of Community Financial Holding Corporation (CFHC) based in Westmont, New Jersey. Each share of CFHC common stock was converted into .716 shares of the Company's common stock for a total of 766,144 shares. At the time of the acquisition, CFHC had approximately $150 million in assets.

On August 21, 1998, the Company acquired all the outstanding shares of Dime Financial Corporation (DFC), based in Wallingford, Connecticut. Each share of DFC common stock was converted into 1.0815 shares of the Company's common stock for a total of 5,221,614 shares. At the time of the acquisition, DFC had approximately $961 million in assets.

Under the pooling-of-interests method, the accompanying consolidated financial statements include the accounts of these acquired institutions for all periods presented.

Separate results of the combining pooled entities for the period prior to their acquisition are as follows:

                                                          1997           1996
--------------------------------------------------------------------------------
Net interest income-
The Company, as previously
    reported (1)                                       $139,110         $130,252
    BOS                                                   6,733            5,984
    PFC                                                  27,448           25,763
    MSB                                                  24,484           23,557
    CFHC                                                  6,316            5,763
    IBS                                                  22,623           24,733
    DFC                                                  28,221           25,896
                                                       -------------------------
                                                       $254,935         $241,948
                                                       =========================
Net income-
The Company, as previously
    reported (1)                                       $ 48,180         $ 20,395
    BOS                                                     327            1,138
    PFC (2)                                               2,429            1,436
    MSB                                                   2,281            1,711
    CFHC                                                    630            1,006
    IBS                                                   5,806            4,537
    DFC(2)                                               10,174            6,673
                                                       -------------------------
                                                       $ 69,827         $ 36,896
                                                       =========================

(1) Represents amounts previously reported by the Company as restated for the elimination of preferred stock dividends paid by MSB to the Company of $1.13 million in 1997 and $1.10 million in 1996.

(2) Represents amounts previously reported by PFC and DFC as restated for certain changes in the timing of deferred tax asset valuation allowance changes (see Note 1 Federal Income Taxes).

Results of operations have been included for periods subsequent to the acquisition date for business combinations that have been accounted for using the purchase method.

On August 30, 1996, the Company acquired Hometown Bancorporation (Hometown), a $194 million bank holding company with 2 branch locations in Fairfield County, Connecticut, for an aggregate cash consideration of $31.6 million which was $14.6 million in excess of the fair value of the net assets acquired. Hometown's banking subsidiary, The Bank of Darien, was merged into Lafayette.

On November 29, 1996, Lafayette acquired UST Bank/ Connecticut, a subsidiary of UST Corp, for a cash purchase price of $13.7 million which was $6.7 million in excess of the fair value of the net assets acquired. UST Bank/ Connecticut was a $111 million commercial bank with 4 branch locations in Fairfield County, Connecticut.

On February 5, 1998, the Company acquired Security National Bank & Trust Company of New Jersey (SNB) for a cash purchase price of $9.8 million which was $5.5 million in excess of the fair value of the net assets acquired. Security was a $86 million asset bank and trust company with 4 branch locations, headquartered in Newark, New Jersey. In the merger, shareholders of SNB received $34.00 in cash for each share of SNB common stock.

On June 26, 1998, the Company acquired 21 branches of First Union National Bank located in New Jersey and Connecticut. The 8 Connecticut branches, representing $99.6 million in deposits, were merged into Lafayette. The 13 New Jersey branches representing $143.3 million in deposits were merged into Hudson.

On July 24, 1998, the Company acquired 2 additional branches of First Union National Bank located in Hyde Park and Woodstock, New York. The branches, representing $25.2 million in deposits, were merged into BOTH.

Pro forma results of operations have not been disclosed herein because the Hometown, UST Bank/Connecticut and SNB business combinations were not deemed to be significant.

Merger related and restructuring costs were $66.4 million in 1998, $0.3 million in 1997 and $22.1 million in 1996. The 1998 costs include payout and accruals for employment contracts, severance and other employee related costs ($28.6 million), branch closings, fixed asset disposition, and other occupancy related costs ($11.7 million), professional services ($13.2 million), and other merger related expenses ($12.9 million).

(3)  CASH AND DUE FROM BANKS

The Company's subsidiary banks are required to maintain an average reserve balance as established by the Federal Reserve Board. The amount of those reserve balances for the reserve computation period, which included December 31, 1998 was approximately $5.7 million.

(4)  INVESTMENT SECURITIES

The amortized cost and estimated market value of Investment Securities as of December 31, are summarized as follows (in thousands):

                                                      1998
                               -------------------------------------------------
                                                 Gross Unrealized      Estimated
                               Amortized    -----------------------      Market
                                  Cost        Gains         (Losses)     Value
--------------------------------------------------------------------------------
Available for Sale
U.S. Government               $   84,530   $  1,583    $        --    $   86,113
U.S. Government
  agencies                       369,357      3,162             --       372,519
Mortgage-backed
  securities                   1,688,464     13,645         (4,306)    1,697,803
States and political
  subdivisions                    11,219        100             (1)       11,318
Other debt
  securities                       4,083          5            (40)        4,048
Equity securities                 87,027      2,471           (674)       88,824
                              --------------------------------------------------
                              $2,244,680   $ 20,966    $    (5,021)   $2,260,625
                              ==================================================

Held to Maturity
U.S. Government                  $ 42,373    $     39     $      --     $ 42,766
U.S. Government
  agencies                         37,360       1,462            --       38,822
States and political
  subdivisions                     15,513         182            (4)      15,691
Mortgage-backed
  securities                      539,725       2,277          (717)     541,285
                                 -----------------------------------------------
                                 $634,971    $  4,314     $    (721)    $638,564
                                 ===============================================


36                       HUBCO, INC. ANNUAL REPORT 1998

                                                      1997
                               -------------------------------------------------
                                                 Gross Unrealized      Estimated
                               Amortized    -----------------------      Market
                                  Cost        Gains         (Losses)     Value
--------------------------------------------------------------------------------
Available for Sale
U.S. Government               $  110,485   $    890    $      (340)   $  111,035
U.S. Government
  agencies                       274,555      1,745           (301)      275,999
Mortgage-backed
  securities                   1,016,627      5,292         (3,028)    1,018,891
States and political
  subdivisions                    10,619         59            (26)       10,652
Other debt
  securities                      41,850        306             (8)       42,148
Equity securities                 35,718      4,925            (62)       40,581
                              --------------------------------------------------
                              $1,489,854   $ 13,217    $    (3,765)   $1,499,306
                              ==================================================

Held to Maturity
U.S. Government               $   45,585   $    611    $        --    $   46,196
U.S. Government
  agencies                       266,066      1,799           (480)      267,385
States and political
  subdivisions                    10,981         89             --        11,070
Mortgage-backed
  securities                     442,199      7,827         (1,937)      448,089
                              --------------------------------------------------
                              $  764,831   $ 10,326    $    (2,417)   $  772,740
                              ==================================================

The amortized cost and estimated market value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Estimated
                                                       Amortized        Market
(in thousands)                                            Cost          Value
--------------------------------------------------------------------------------
Available for Sale
Due in one year or less                               $   68,400      $   68,608
Due after one year through five years                    295,672         299,360
Due after five years through ten years                    61,356          62,135
Due after ten years                                       43,761          43,895
                                                      --------------------------
                                                         469,189         473,998
Mortgage-backed securities                             1,688,464       1,697,803
Equity securities                                         87,027          88,824
                                                      --------------------------
                                                      $2,244,680      $2,260,625
                                                      --------------------------
Held to Maturity
Due in one year or less                               $   51,146      $   51,549
Due after one year through five years                     12,533          12,742
Due after five years through ten years                    31,322          32,725
Due after ten years                                          245             263
                                                      --------------------------
                                                          95,246          97,279
Mortgage-backed securities                               539,725         541,285
                                                      --------------------------
                                                      $  634,971      $  638,564
                                                      ==========================


Sales of securities for the year ended December 31 are summarized as follows (in thousands):

                                           1998          1997           1996
--------------------------------------------------------------------------------
Proceeds from sales                   $ 322,511       $ 335,660       $ 429,587
                                      =========================================
Gross gains from sales                    4,136           9,371           2,742
                                      =========================================
Gross losses from sales                    (817)           (446)         (1,387)
                                      =========================================

Securities with a book value of $414.3 million and $433.8 million at December 31, 1998 and 1997, respectively, are pledged to secure public funds, repurchase agreements and for other purposes as required by law.

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

A summary of the activity in the allowance for possible loan losses is as follows (in thousands):

                                              1998          1997          1996
-------------------------------------------------------------------------------
Balance at January 1                       $ 65,858      $ 61,995      $ 56,063
Additions (deductions):
    Provision charged to expense             14,374        12,775        17,140
Allowance acquired
       through mergers
       or acquisitions                        1,950         2,800         4,658
Recoveries on loans
       previously charged off                 2,843         5,842         4,612
Loans charged off (1)                       (31,526)      (17,554)      (20,478)
                                           ------------------------------------
Balance at December 31                     $ 53,499      $ 65,858      $ 61,995
                                           ====================================

(1) Includes $9,521 write-down on assets held for sale.

(6)  NONPERFORMING ASSETS

The following table presents information related to loans which are on nonaccrual, contractually past due ninety days or more as to interest or principal payments and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors' financial difficulties.

                                                               December 31,

(in thousands)                                             1998           1997
--------------------------------------------------------------------------------
Nonaccrual loans                                          $17,629        $50,938
Renegotiated loans                                          3,269         16,162
                                                          ----------------------
Total nonperforming loans                                 $20,898        $67,100
                                                          ======================
90 days or more past due and still
  accruing                                                $13,483        $16,442
                                                          ======================


                                                     Year ended December 31,
                                                   1998        1997       1996
--------------------------------------------------------------------------------
Gross interest income which would
  have been recorded under
  original terms                                  $4,060      $4,940      $5,704
                                                  ------------------------------
Gross interest income recorded
  during the year                                 $  265      $1,416      $1,952
                                                  ------------------------------

At December 31, 1998 and 1997 impaired loans totaled $5.0 million and $30.5 million, respectively. The allowance for possible loan losses related to such impaired loans was $0.5 million and $1.8 million at December 31, 1998 and 1997, respectively. The average balance of impaired loans for 1998 and 1997 was $18.0 million and $25.9 million, respectively.

(7)  LOANS TO RELATED PARTIES

In the ordinary course of business, subsidiary banks have extended credit to various directors, officers and their associates.

The aggregate loans outstanding to related parties are summarized below for the year ended December 31, 1998 (in thousands):

Balance at January 1                      $13,975
New loans issued                            3,865
Repayment of loans                         (1,875)
Loans to former directors                  (2,576)
                                          -------
Balance at December 31                    $13,389
                                          =======

(8)  PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31 (in thousands):

                                                       1998              1997
-------------------------------------------------------------------------------
Land                                                 $  16,917        $  16,004
Premises                                                85,654           83,131
Furniture, fixtures and equipment                       59,247           62,123
                                                     --------------------------
                                                       161,818          161,258

Less-Accumulated depreciation                          (78,293)         (78,747)
                                                     --------------------------
                                                     $  83,525        $  82,511
                                                    ===========================

Depreciation and amortization expense for premises and equipment for 1998, 1997 and 1996 amounted to $8.6 million, $9.2 million and $9.0 million, respectively.

(9)  INCOME TAXES

The components of the provision (benefit) for income taxes for the year ended December 31 are as follows (in thousands):

                                             1998           1997         1996
--------------------------------------------------------------------------------
Federal-
    Current                                $ 15,468       $28,060      $ 19,933
    Deferred                                  2,784         9,629           (88)
State                                          (380)        7,516         3,645
                                           ------------------------------------
    Total provision for
    income taxes                           $ 17,872       $45,205      $ 23,490
                                          =====================================

A reconciliation of the provision for income taxes, as reported, with the Federal income tax at the statutory rate for the year ended December 31 is as follows (in thousands):

                                             1998          1997        1996
--------------------------------------------------------------------------------
Tax at statutory rate                    $ 14,358       $ 40,261       $ 21,135
Increase (decrease)
  in taxes resulting from
  Tax-exempt income                        (1,489)          (411)          (594)
Non-deductible merger
  related expenses                          5,232             --          3,765
State income taxes, net
  of Federal income
  tax benefit                                (247)         4,969          2,379
Change in valuation
  allowance                                    --             --         (1,250)
Other, net                                     18            386         (1,945)
                                         --------------------------------------
Provision for income taxes               $ 17,872       $ 45,205       $ 23,490
                                         ======================================

Significant components of deferred tax assets and liabilities are as follows (in thousands):

                                                         December 31,
                                                1998         1997        1996
--------------------------------------------------------------------------------
Deferred Tax Assets (Liabilities):
Allowance for possible
  loan losses                                $ 19,260     $ 21,836     $ 24,399
Fed/State Operating Loss
  Carry Forwards                                   --       10,650       18,826
Director & Officer
  Compensation Plans                            1,065        1,743        1,882
Purchased Mortgage
  Servicing Rights                                968        1,046        1,067
Allowance for losses
  on OREO                                       1,275          804        1,189
Depreciation                                   (1,850)        (215)        (339)
Unrealized Gain (Loss)
  on available for sale
  securities                                   (5,581)      (7,211)       1,027
Acquisition Related Expenses                    4,710        3,081        3,278
Other                                          16,653        9,862       10,839
                                             ----------------------------------
    Net Deferred Tax Asset                   $ 36,500     $ 41,596     $ 62,168
                                             ==================================

Management periodically evaluates the realizability of its deferred tax asset and will adjust the level of the valuation allowance if it is deemed more likely than not that all or a


38                       HUBCO, INC. ANNUAL REPORT 1998
portion of the asset is realizable. There was no valuation allowance as of December 31, 1998.

The following represents the tax impact of unrealized securities gains (losses):



                                                  For the twelve months ended
                                                       December 31, 1998
-----------------------------------------------------------------------------
                                               Before                 Net of
                                                 tax        Tax        Tax
                                               Amount     Expense     Amount
-----------------------------------------------------------------------------
Unrealized holding gains
arising during the period                      $9,812    $(3,528)    $6,284

Less: reclassification for gains
realized in Net Income                          3,319     (1,212)     2,107
                                             --------------------------------
Net change during period                       $6,493    $(2,316)    $4,177
                                             ================================


                                                  For the twelve months ended
                                                       December 31, 1997
-----------------------------------------------------------------------------
                                               Before                 Net of
                                                 tax        Tax        Tax
                                               Amount     Expense     Amount
-----------------------------------------------------------------------------
Unrealized holding gains
arising during the period                     $21,935    $(8,523)   $13,412

Less: reclassification for gains
realized in Net Income                          8,925     (3,508)     5,417
                                             --------------------------------
Net change during period                      $13,010    $(5,015)    $7,995
                                             ================================


                                                  For the twelve months ended
                                                       December 31, 1996
-----------------------------------------------------------------------------
                                               Before       Tax       Net of
                                                 tax     (Expense)     Tax
                                               Amount     Benefit     Amount
-----------------------------------------------------------------------------
Unrealized holding gains (losses)
arising during the period                     $(4,487)    $1,462   $(3,025)

Less: reclassification for gains
realized in Net Income                          1,355       (527)      828
                                             --------------------------------
Net change during period                      $(5,842)    $1,989   $(3,853)
                                             ================================


(10) BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The Company and its acquired subsidiaries have certain pension plans which cover eligible employees. The plans provide for payments to qualified employees based on salary and years of service. The Company's funding policy for these plans is to make the maximum annual contributions allowed by the applicable regulations.

Information regarding the benefit obligation resulting from the actuarial valuations prepared as of January 1, 1998 and 1997 is as follows (in thousands):

                                                            1998           1997
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                 $ 31,617       $ 25,310
Service cost                                               1,216          1,375
Interest cost                                              2,075          1,785
Actuarial gain                                               492          2,022
Benefits paid                                             (2,107)        (2,051)
                                                        ------------------------
Benefit obligation at end of year                       $ 33,293       $ 28,441
                                                        ========================


                                                            1998           1997
--------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at
  beginning of year                                     $ 34,898       $ 32,112
Actual return on plan assets                               3,557          4,597
Employer contribution                                         --            240
Benefits paid                                             (2,107)        (2,051)
                                                        ------------------------
Fair value of plan assets at end of year                $ 36,348       $ 34,898
                                                        ========================


Prepaid pension cost consists of the following as of December 31 (in thousands):

                                                            1998           1997
--------------------------------------------------------------------------------
Funding status                                           $ 3,055        $ 6,457
Unrecognized net transition obligation                      (408)          (525)
Unrecognized net actuarial loss                              732            393
Unrecognized prior service cost                             (298)        (3,413)
                                                        ------------------------
Prepaid pension cost                                     $ 3,081        $ 2,912
                                                        ========================


Assumptions used by the Company in the accounting for its plans in 1998 and 1997 were:

                                                            1998           1997
--------------------------------------------------------------------------------
Discount rate                                             6.5-7.5%      6.5-8.0%
Expected return on plan assets                            8.0-8.5%      8.0-8.5%
Rate of compensation increase                             3.5-4.3%      3.5-4.3%


Components of net periodic
pension cost (in thousands)                       1998         1997       1996
--------------------------------------------------------------------------------
Service cost                                   $ 1,216      $ 1,375     $ 1,226
Interest cost                                    2,075        1,785       1,957
Expected return on plan assets                  (2,740)      (2,540)     (3,528)
Net amortization and deferral                      (39)         (48)      1,232
                                               --------------------------------
Net periodic pension cost                      $   512      $   572     $   887
                                               ================================


The Company has 401(k) savings plans covering substantially all of its employees. Under these plans, the Company matches varying percentages of the employee's contribution. The Company's contributions under these plans were approximately $1,145, $956 and $817 in 1998, 1997 and 1996, respectively.

Except for the pension plans, the Company does not provide any significant postretirement benefits.

(11) DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $315.6 million and $344.7 million at December 31, 1998 and 1997, respectively.

The scheduled maturities of certificates of deposit are as follows at December 31, 1998 (in thousands):

     3 months or less                               $ 615,210
     Greater than 3 months to 1 year                1,081,981
     Greater than 1 year to 3 years                   335,644
     Greater than 3 years                              93,271
                                                   ----------
                                                   $2,126,106
                                                   ==========

(12) BORROWINGS

The following is a summary of borrowings at December 31 (in thousands):

                                                            1998           1997
--------------------------------------------------------------------------------
Federal Home Loan Bank (FHLB) advances                   $415,262       $251,819
Securities sold under agreements
to repurchase                                             231,923        366,902
Federal funds purchased                                   150,600             --
Treasury, Tax and Loan note                                16,394          2,574
Other borrowings                                            7,414          5,110
                                                         -----------------------
Total borrowings                                         $821,593       $626,405
                                                         =======================


Maturity distribution of borrowings at December 31, 1998 (in thousands):

                        1999           $707,795
                        2000             54,000
                        2001             28,759
                        2003             24,187
                        2008              6,852
                                       --------
                                       $821,593
                                       ========


Information concerning securities sold under agreements to repurchase and FHLB advances is summarized as follows (in thousands):

                                                          1998            1997
--------------------------------------------------------------------------------
Average daily balance during the year                  $553,786        $466,146
Average interest rate during the year                      5.65%           5.73%
Maximum month-end balance during
the year                                               $847,513        $758,134


Investment securities underlying the repurchase agreements at December 31 (in thousands):

                                                        1998              1997
--------------------------------------------------------------------------------
Carrying value                                       $280,493           $386,446
Estimated fair value                                  281,553            387,894


(13) SUBORDINATED DEBT

In September 1996, the Company sold $75.0 million aggregate principal amount of subordinated debentures. The debentures, which mature in 2006, bear interest at 8.20% per annum payable semiannually. In January, 1994, the Company sold $25.0 million aggregate principal amount of subordinated debentures. The debentures, which mature in 2004, bear interest at 7.75% per annum payable semiannually.

(14) CAPITAL TRUST SECURITIES

On January 31, 1997, the Company placed $50.0 million in aggregate liquidation amount of 8.98% Capital Securities due February 2027, using HUBCO Capital Trust I, a statutory business trust formed under the laws of the State of Delaware. The sole asset of the trust, which is the obligor on the series B Capital Securities, is $51.5 million principal amount of 8.98% Junior Subordinated Debentures due 2027 of HUBCO.

On June 19, 1998, the Company placed $50.0 million in aggregate liquidation amount of 7.65% Capital Securities due June 2028, using HUBCO Capital Trust II, a statutory business trust formed under the laws of the State of Delaware. The sole asset of the trust, which is the obligor on the Series B Capital Securities, is $51.5 million principal amount of 7.65% Junior Subordinated Debentures due 2028 of HUBCO.

The net proceeds of these offerings are being used for general corporate purposes and to increase capital levels of the Company and its subsidiaries. The securities qualify as Tier I capital under the capital guidelines of the Federal Reserve.


(15) STOCKHOLDERS' EQUITY

On November 15, 1996, the Company paid a 3% stock dividend to stockholders of record November 4, 1996. On December 1, 1997, the Company paid a 3% stock dividend to stockholders of record on November 13, 1997. On September 1, 1998, the Company paid a 3% stock dividend to stockholders of record on August 14, 1998. As a result, all share data has been retroactively restated.

In December, 1996, as part of the Westport acquisition, the Company converted all outstanding preferred shares of Westport into a new class of preferred stock. Holders of the preferred stock are entitled to dividends when and if


40                       HUBCO, INC. ANNUAL REPORT 1998
declared by the Company's Board of Directors. Each share of the preferred stock is convertible at any time at the option of the holder thereof into 33.2175 shares of common stock, subject to certain adjustments. Each share is entitled to 33.2175 votes.

In July, 1996, as part of the Lafayette acquisition, the Company converted all outstanding Lafayette warrants into HUBCO warrants. Each HUBCO warrant is exercisable at $6.85 for one share of HUBCO common stock. The warrants are exercisable at the option of the holder, until February 1999, at which time the warrants expire. During 1998, 11,997 warrants were exercised resulting in 21,288 outstanding warrants as of December 31, 1998.

In December 1994, the Board of Directors adopted the 1995 Stock Option Plan, which provides for the issuance of up to 1,545,000 stock options or restricted stock grants to employees of the Company in addition to restricted stock awards previously granted. The option or grant price cannot be less than the fair market value of the common stock at the date of the grant and options are granted by the Company's restricted stock committee.

In connection with the PFC, MSB, DFC and IBS acquisitions, all of the outstanding PFC, MSB, DFC and IBS options were converted into options to purchase common stock of the Company. Transactions under these plans are summarized as follows:

                                               Number of          Option Price
                                                 Shares             Per Share
--------------------------------------------------------------------------------
Outstanding,
December 31, 1996                              2,663,236          $ 3.44-$21.98
Granted                                          396,698          $23.10-$32.82
Exercised                                       (486,986)         $ 5.67-$17.02
Forfeited/Cancelled                              (26,933)         $14.29-$22.28
                                              ----------------------------------
Outstanding,
December 31, 1997                              2,546,015          $ 3.44-$32.82
                                              ----------------------------------
Granted                                           69,920          $26.88-$34.89
Exercised                                     (1,062,460)         $ 3.44-$28.66
Forfeited/Cancelled                              (18,990)         $11.74-$32.83
                                              ----------------------------------
Outstanding,
December 31, 1998                              1,534,485          $ 4.86-$34.89
                                              ==================================


As of December 31, 1998, 1,360,841 shares are exercisable. In connection with the BOS and CNB acquisitions, the Company issued HUBCO common shares to the holders of options to purchase BOS and CNB common stock, the value of which was based on the value of the options on the date of acquisition.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below (in thousands, except share data):

                                                1998        1997         1996
--------------------------------------------------------------------------------
Net income            As reported             $23,151     $69,827      $36,896
                        Pro forma              22,858      68,565       35,496
Basic earnings
    per share         As reported               $0.57       $1.67        $0.85
                        Pro forma                0.56        1.64         0.82
Diluted earnings
    per share         As reported               $0.56       $1.60        $0.82
                        Pro forma                0.55       $1.57         0.79


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for 1998 and 1997: dividend yield of 3.35% to 4.35% for 1998 and 1.80% to 3.36% for 1997;
risk-free interest rates of 5.00% for 1998 and 5.50% to 7.50% for 1997; volatility factors of the expected market price of the Company's common stock of approximately 29% in 1998 and 23% to 37% in 1997 and an expected life of 7 years in 1998 and 5 to 10 years in 1997.

The Company has a restricted stock plan in which 566,500 shares of the Company's common stock may be granted to officers and key employees. During 1998 and 1997, 84,495 and 16,686 shares of common stock were awarded which vest between two to five years from the date of grant. The value of shares issued that have not been vested, ($2,277) and ($444), has been recorded as a reduction of stockholders' equity for 1998 and 1997, respectively. Amortization of restricted stock awards charged to expense amounted to $275, $135 and $424 in 1998, 1997 and 1996, respectively.

The Company maintained two Employee Stock Ownership Plans (ESOP) which were originally established by MSB and IBS. The ESOP established by IBS was terminated during 1998. Loan payments are funded principally from the Company's contributions to the ESOP on behalf of eligible employees, which are expensed as incurred. Shares purchased by the ESOP were held in a suspense account until allocated to individual participants and are reflected as a reduction of stockholders' equity.

The Company maintained two Bank Recognition and Retention Plan and Trusts (BRP) in which shares of the Company's common stock were granted to plan participants. These plans were originally established by MSB and IBS but the shares have been fully vested and allocated in 1998. The expense recognized for the BRP and ESOP amounted to $9,953, $4,719, and $3,536 for the years ended December 31, 1998, 1997 and 1996, respectively.

(16) EARNINGS PER SHARE

In the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share." This statement established standards for computing and presenting earnings per share and requires dual presentation of basic and diluted earnings per share. A reconciliation of net income to net income available to common stockholders and of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows (in thousands, except share data):

                                                    Year Ended December 31,
--------------------------------------------------------------------------------
                                                 1998         1997        1996
--------------------------------------------------------------------------------
Basic Earnings Per Share
Net income                                     $23,151      $69,827      $36,896
Less: Preferred stock dividends                     --          650          825
                                               ---------------------------------
Net income available to
    common stockholders                         23,151       69,177       36,071
Weighted average common
    shares outstanding                          40,640       41,362       42,402
Basic Earnings Per Share                       $  0.57      $  1.67      $  0.85

Diluted Earnings Per Share
Net income                                     $23,151      $69,827      $36,896
Weighted average common
    shares outstanding                          40,640       41,362       42,402
Effect of Dilutive Securities:
    Convertible Preferred Stock                     22        1,008        1,354
    Warrants                                        22           36           43
    Unearned MRP                                    --          175          245
    Stock Options                                1,012        1,054          946
                                               ---------------------------------
                                                41,696       43,635       44,990

Diluted Earnings Per Share                     $  0.56      $  1.60      $  0.82


(17) RESTRICTIONS ON BANK DIVIDENDS, LOANS OR ADVANCES

Certain restrictions exist regarding the ability of Hudson, Lafayette, and BOTH to transfer funds to the Company in the form of cash dividends, loans or advances. New Jersey state banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50% of the capital stock amount. Connecticut state banking regulations allow for the declaration and payment of cash dividends only from the current year's and the two prior years' retained net profits. Office of Thrift Supervision (OTS) regulations, which apply to BOTH, allow for an institution that has capital in excess of all fully phased-in regulatory capital requirements before and after a proposed capital distribution and that is not otherwise restricted in making capital distributions, to make capital distributions during a calendar year equal to the greater of (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or (ii) 75% of its net earnings for the previous four quarters. As of December 31, 1998, $208.0 million was available for distribution to the Company from Hudson, $7.3 million was available for distribution to the Company from Lafayette and approximately $8.2 million was available for distribution to the Company from BOTH.

Under Federal Reserve regulations, each of the Banks is limited as to the amounts it may loan to its affiliates, including the Company. All such loans are required to be collateralized by specific obligations. During 1994, the Company obtained a loan from Hudson for $4 million in order to finance the purchase of its administrative facility. The loan has been collateralized by the property.

In conformity with the OTS regulations, a liquidation account was established for BOTH and acquired banks at the time of their conversion to the stock form of ownership. In the unlikely event of a complete liquidation of BOTH, holders of savings accounts with qualifying deposits, who continue to maintain their savings accounts, would be entitled to a distribution from the liquidation account in an amount equal to their then current adjusted savings account balance before any liquidation distribution could be made with respect to capital stock. The balance in the liquidation account was $12.3 million at December 31, 1998, for BOTH. This amount may not be utilized for the payment of cash dividends to the Company.

(18) LEASES

Total rental expense for all leases amounted to approximately $9.8 million, $6.0 million and, $6.8 million in 1998, 1997 and 1996, respectively.

At December 31, 1998, the minimum total rental commitments under all noncancellable leases on bank premises with initial or remaining terms of more than one year were as follows (in thousands):

                1999                      $ 5,001
                2000                        4,451
                2001                        3,833
                2002                        3,177
                2003 and Thereafter        12,167


It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases of other properties.


42                       HUBCO, INC. ANNUAL REPORT 1998

(19) COMMITMENTS AND CONTINGENT LIABILITIES

The Company and its subsidiaries, from time to time, may be defendants in legal proceedings. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these legal proceedings will not have a material effect on the consolidated financial statements. In the normal course of business, the Company and its subsidiaries have various commitments and contingent liabilities such as commitments to extend credit, letters of credit and liability for assets held in trust which are not reflected in the accompanying financial statements. Loan commitments, commitments to extend lines of credit and standby letters of credit are made to customers in the ordinary course of business. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. The Company's maximum exposure to credit loss for loan commitments, primarily unused lines of credit and standby letters of credit outstanding at December 31, 1998 was $778.4 million and $25.8 million, respectively. Commitments under commercial letters of credit used to facilitate customers trade transactions were $1.0 million at December 31, 1998.

(20) HUBCO, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION


                                                                  December 31,
(in thousands)                                               -------------------
BALANCE SHEETS                                                   1998      1997
--------------------------------------------------------------------------------
ASSETS:
Cash                                                         $ 42,634   $ 13,423
Federal Funds                                                     600         --
Securities:
    Available for sale                                         32,608      7,695
    Held to maturity                                              802        903
Investment in subsidiaries                                    544,879    626,808
Accounts receivable                                            13,041      8,736
Premises and equipment, net                                     7,302      5,955
Other assets                                                   41,537     11,349
                                                             -------------------
                                             TOTAL ASSETS    $683,403   $674,869
                                                             ===================

LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable                                               15,601      5,293
Notes payable-subsidiaries                                      2,449      2,822
ESOP obligation                                                    --        182
Dividends payable                                                  --        710
Accrued taxes and other liabilities                             8,538      8,761
                                                             -------------------
                                                               26,588     17,768

Subordinated Debt                                             100,000    100,000
Company-obligated mandatorily redeemable
    preferred series B capital securities of two subsidiary
    trusts holding solely junior subordinated debentures
    of the Company                                            100,000     50,000
                                                             -------------------
                                        TOTAL LIABILITIES     226,588    167,768

Stockholders' equity                                          456,815    507,101
                                                             -------------------
               TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $683,403   $674,869
                                                             ===================



                                                     Year Ended December 31,
(in thousands)                                 ---------------------------------
STATEMENTS OF INCOME                              1998        1997         1996
--------------------------------------------------------------------------------
Income:
    Cash dividends from bank subsidiaries      $ 26,244    $ 44,797    $ 50,094
    Interest                                      2,441       5,881       1,948
    Securities gains                              3,631       8,601       1,063
    Rental income                                 1,166       1,165       1,093
    Other                                        21,536       9,956           2
                                               ---------------------------------
                                                 55,018      70,400      54,200
Expenses:
General and administrative                       27,655      19,082       5,634
Interest                                         15,126      13,483       4,147
                                               ---------------------------------
                                                 42,781      32,565       9,781
                                               ---------------------------------
Income before income taxes and equity in
    undistributed net income of subsidiaries     12,237      37,835      44,419
Income taxes                                     (6,484)     (2,214)     (1,550)
                                               ---------------------------------
                                                 18,721      40,049      45,969
Equity in undistributed net income
  of subsidiaries                                 4,430      29,778      (9,073)
                                               ---------------------------------
                                  NET INCOME   $ 23,151    $ 69,827    $ 36,896
                                               =================================

                                                                                                   Year Ended December 31
(in thousands)                                                                         ---------------------------------------------
STATEMENTS OF CASH FLOWS                                                                  1998              1997              1996
------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net income                                                                         $ 23,151          $ 69,827          $ 36,896
    Adjustments to reconcile net income to net cash
    provided by (used in) operating activities-
    Amortization and depreciation                                                           659               475               331
    Amortization of restricted stock                                                        275               135               424
    Securities gains                                                                     (3,631)           (8,601)           (1,063)
    Decrease (increase) in investment in subsidiaries                                    81,929           (36,352)          (52,070)
    IBSF fiscal year adjustment                                                           1,539                --                --
    (Increase) decrease in accounts receivable                                           (4,305)           (1,764)            7,238
    Decrease in other assets                                                              7,784             3,495             1,254
    Decrease in notes payable                                                              (373)             (372)             (372)
    Increase (decrease) in accounts payable                                              10,308             4,435              (517)
    (Decrease) increase in accrued taxes and other liabilities                          (29,337)           (6,967)            2,910
                                                                                       ---------------------------------------------
             NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                         87,999            24,311            (4,969)
                                                                                       ---------------------------------------------
Investing activities:
    Proceeds from sale of securities                                                     13,089            78,174            11,742
    Proceeds from maturities of securities                                                4,895            20,142            20,437
    Purchase of securities                                                              (39,186)          (90,887)          (29,349)
    Net decrease in loans                                                                    --                --               426
    Capital expenditures                                                                 (1,985)             (414)             (302)
                                                                                       ---------------------------------------------
             NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                        (23,187)            7,015             2,954
                                                                                       ---------------------------------------------
Financing activities:
    Proceeds from issuance of common stock                                               10,640             3,962            22,154
    Net proceeds from issuance of capital trust securities                               48,737            49,250                --
    Net proceeds from issuance of subordinated debt                                          --                --            73,738
    Dividends paid                                                                      (34,718)          (28,158)          (22,576)
    Purchase of treasury stock                                                          (69,880)          (83,448)          (39,600)
    Termination of ESOP                                                                  10,220                --                --
    Infusion of capital into subsidiary                                                      --            24,018           (33,513)
    Other                                                                                    --             3,731             5,719
                                                                                       ---------------------------------------------
             NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        (35,001)          (30,645)            5,922
                                                                                       ---------------------------------------------
                           INCREASE IN CASH AND CASH EQUIVALENTS                         29,811               681             3,907
                                                                                       ---------------------------------------------
                  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         13,423            12,742             8,835
                                                                                       ---------------------------------------------
                         CASH AND CASH EQUIVALENTS AT END OF YEAR                       $ 43,234          $ 13,423          $ 12,742
                                                                                       =============================================


45                       HUBCO, INC. ANNUAL REPORT 1998

(21) SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following quarterly financial information for the two years ended December 31, 1998 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

                                                                                           Three Months Ended
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                            March 31(a)       June 30(a)      September 30(a)      December 31
------------------------------------------------------------------------------------------------------------------------------------
1998
Net interest income                                                  $62,540           $63,863           $ 64,441            $63,350
Provision for possible loan losses                                     6,278             2,821              2,791              2,484
Income (loss) before income taxes                                     23,290             8,971            (26,522)            35,284
Net income (loss)                                                     14,934             4,550            (20,133)            23,800
Earnings (loss) per share-basic                                         0.36              0.11              (0.50)              0.59
Earnings (loss) per share-diluted                                       0.35              0.11              (0.50)              0.58

1997
Net interest income                                                  $62,436           $64,910           $ 65,021            $62,567
Provision for possible loan losses                                     2,469             2,496              3,000              4,810
Income before income taxes                                            28,359            30,531             32,269             23,873
Net income                                                            17,291            18,272             19,409             14,855
Earnings per share-basic                                                0.41              0.44               0.46               0.36
Earnings per share-diluted                                              0.39              0.42               0.44               0.35

(a) Net income and related per share amounts for these periods in 1998 were significantly impacted by merger related and restructuring costs resulting from the 1998 acquisitions of BOS, PFC, MSB, CFHC, IBS, and DFC (see Note 2) and the writedown of assets held for sale.


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

Estimated fair values have been determined by the Company using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used, the estimated fair values and recorded book balances of the Company's financial instruments at December 31, 1998 and 1997 were as follows:

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

                                                                                    1998                             1997

                                                                          Estimated       Recorded        Estimated       Recorded
                                                                          Fair Value      Book Value      Fair Value      Book Value
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                 $  235,651      $  235,651      $  518,159      $  518,159
Investment and mortgage-backed securities available for sale               2,260,625       2,260,625       1,499,306       1,499,306
Investment and mortgage-backed securities held to maturity                   638,564         634,971         772,740         764,831


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

                                                                                    1998                             1997

                                                                          Estimated       Recorded        Estimated       Recorded
                                                                          Fair Value      Book Value      Fair Value      Book Value
------------------------------------------------------------------------------------------------------------------------------------
Loans, net of allowance, and Assets held for sale                         $3,387,502      $3,347,458      $3,569,353      $3,534,203


The fair value of demand deposits, savings deposits and certain money market accounts approximate their recorded book balances. The fair value of fixed maturity certificates of deposit was estimated using the present value of discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

                                                                                    1998                             1997

                                                                          Estimated       Recorded        Estimated       Recorded
                                                                          Fair Value      Book Value      Fair Value      Book Value
------------------------------------------------------------------------------------------------------------------------------------
Deposits                                                                  $4,878,012      $5,051,390      $5,253,687      $5,252,956


The fair value for accrued interest receivable and the cash surrender value of life insurance policies approximates their respective recorded book balance. The fair value of borrowed funds is estimated using the present value of discounted cash flows based on interest rates currently offered for debt instruments of similar remaining maturities.

                                                                                    1998                             1997

                                                                          Estimated       Recorded        Estimated       Recorded
                                                                          Fair Value      Book Value      Fair Value      Book Value
------------------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable                                                $44,365         $44,365         $44,265         $44,265
Cash surrender value of life insurance                                      11,451          11,451          10,968          10,968
Borrowings                                                                 820,398         821,593         626,672         626,405


The fair value of the subordinated debt and capital trust securities was determined by reference to quoted market prices.

                                                                                    1998                             1997

                                                                          Estimated       Recorded        Estimated       Recorded
                                                                          Fair Value      Book Value      Fair Value      Book Value
------------------------------------------------------------------------------------------------------------------------------------
Subordinated Debt                                                          $107,419        $100,000        $106,733        $100,000
Capital Trust Securities                                                    102,096         100,000          54,934          50,000


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



47                       HUBCO, INC. ANNUAL REPORT 1998

(23) REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require each of the Banks to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) for Hudson and Lafayette, and tangible and core capital (as defined) to adjusted total assets (as defined) for Bank of the Hudson. Management believes, as of December 31, 1998, that the Company and its subsidiary banks meet all capital adequacy requirements to which they are subject.

The Bank's actual capital amounts and ratios at December 31 are presented in the following tables:

                                                                                                        To Be Well Capitalized Under
                                                                                       For Capital        Prompt Corrective Action
                                                                  Actual            Adequacy Purposes             Provisions
                                                         ---------------------------------------------------------------------------
                                                           Amount        Ratio      Amount      Ratio         Amount       Ratio
                                                         ---------------------------------------------------------------------------
As of December 31, 1998:
Total Capital to Risk Weighted Assets:
HUBCO                                                    $613,806        17.0%    $289,369      >8.0%       $361,711       >10.0%
Hudson United Bank                                        205,688        13.1%     126,130      >8.0%        157,663       >10.0%
Lafayette American Bank                                   166,744        13.7%      97,751      >8.0%        122,188       >10.0%
Bank of the Hudson                                        103,042        12.9%      63,770      >8.0%         79,713       >10.0%
Tier I Capital to Risk Weighted Assets:
HUBCO                                                     467,682        12.9%     144,685      >4.0%        217,027        >6.0%
Hudson United Bank                                        192,817        12.2%      63,065      >4.0%         94,598        >6.0%
Lafayette American Bank                                   151,316        12.3%      48,875      >4.0%         73,313        >6.0%
Bank of the Hudson                                         93,042        11.7%      31,885      >4.0%         47,828        >6.0%
Tier I Capital to Average Assets:
HUBCO                                                     467,682         7.1%     264,224      >4.0%        330,280        >5.0%
Hudson United Bank                                        192,817         7.1%     108,929      >4.0%        136,162        >5.0%
Lafayette American Bank                                   151,316         5.9%     101,890      >4.0%        127,362        >5.0%
Bank of the Hudson                                         93,042         6.9%      53,829      >4.0%         67,287        >5.0%

Tangible Capital to Adjusted Total Assets:
Bank of the Hudson                                         93,134         7.2%      19,309       1.5%             --          --
Core Capital to Adjusted Total Assets:
Bank of the Hudson                                         93,134         7.2%      38,617       3.0%         64,362         5.0%

                                                                                                        To Be Well Capitalized Under
                                                                                       For Capital        Prompt Corrective Action
                                                                  Actual            Adequacy Purposes             Provisions
                                                         ---------------------------------------------------------------------------
                                                           Amount        Ratio      Amount      Ratio         Amount       Ratio
                                                         ---------------------------------------------------------------------------
As of December 31, 1997:
Total Capital to Risk Weighted Assets:
HUBCO                                                    $640,300        18.1%    $283,838       >8.0%      $354,797       >10.0%
Hudson United Bank                                        282,120        19.6%     115,038       >8.0%       143,797       >10.0%
Lafayette American Bank                                   198,938        15.8%     100,951       >8.0%       126,188       >10.0%
Bank of the Hudson                                        116,726        12.6%      74,038       >8.0%        92,547       >10.0%
Tier I Capital to Risk Weighted Assets:
HUBCO                                                     495,685        14.0%     141,919       >4.0%       212,878        >6.0%
Hudson United Bank                                        264,116        18.4%      57,519       >4.0%        86,278        >6.0%
Lafayette American Bank                                   182,948        14.5%      50,475       >4.0%        75,713        >6.0%
Bank of the Hudson                                        105,149        11.4%      37,019       >4.0%        55,528        >6.0%
Tier I Capital to Average Assets:
HUBCO                                                     495,685         7.8%     254,488       >4.0%       318,110        >5.0%
Hudson United Bank                                        264,116        10.5%     100,425       >4.0%       125,532        >5.0%
Lafayette American Bank                                   182,948         8.2%      89,169       >4.0%       111,461        >5.0%
Bank of the Hudson                                        105,149         6.5%      64,893       >4.0%        81,117        >5.0%

Tangible Capital to Adjusted Total Assets:
Bank of the Hudson                                        105,274         6.6%      23,991        1.5%            --          --
Core Capital to Adjusted Total Assets:
Bank of the Hudson                                        105,274         6.6%      47,983        3.0%        79,971         5.0%


49                       HUBCO, INC. ANNUAL REPORT 1998

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of HUBCO, Inc.:

We have audited the accompanying consolidated balance sheets of HUBCO, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HUBCO, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Roseland, New Jersey
January 12, 1999

MARKET AND DIVIDEND INFORMATION

HUBCO, Inc. is traded on the Nasdaq National Market under the symbol of HUBC. At year end, there were approximately 7,963 common stockholders of record. The quarterly common stock and dividend information is as follows:

Quarterly Common Stock and Dividend Information
(restated to give retroactive effect to stock dividends)

                                                           1998                                   1997
                                            -----------------------------------------------------------------------
                                                                        Cash                                Cash
  Quarter  Ending                             High         Low        Dividends      High         Low     Dividends
                                            -----------------------------------------------------------------------
    March 31                                $37.86       $32.28        $0.194      $25.03       $21.44     $0.179
    June 30                                  37.62        31.25         0.194       27.57        20.86      0.179
    September 30                             35.00        25.38         0.243       31.11        26.16      0.179
    December 31                              30.13        21.63         0.250       37.99        30.05      0.194


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



51                       HUBCO, INC. ANNUAL REPORT 1998