Form 10-K/A, Exhibit 13
period 1998-12-31
HUDSON UNITED BANCORP
filed 1999-10-12
CIK 703559

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

(4)  INVESTMENT SECURITIES

The amortized cost and estimated market value of Investment Securities as of December 31, are summarized as follows (in thousands):

                                                 1998
                         -------------------------------------------------------
                                            Gross Unrealized        Estimated
                           Amortized    -----------------------        Market
                             Cost        Gains         (Losses)        Value
--------------------------------------------------------------------------------
Available for Sale
U.S. Government          $    84,530   $     1,583    $      --      $    86,113
U.S. Government
  agencies                   369,357         3,162           --          372,519
Mortgage-backed
  securities               1,688,464        13,645         (4,306)     1,697,803
States and political
  subdivisions                11,219           100             (1)        11,318
Other debt
  securities                   4,083             5            (40)         4,048
Equity securities             87,027         2,471           (674)        88,824
                         -------------------------------------------------------
                         $ 2,244,680   $    20,966    $    (5,021)   $ 2,260,625
                         =======================================================

Held to Maturity
U.S. Government          $    42,373   $        39    $      --      $    42,766
U.S. Government
  agencies                    37,360         1,462           --           38,822
States and political
  subdivisions                15,513           182             (4)        15,691
Mortgage-backed
  securities                 539,725         2,277           (717)       541,285
                         -------------------------------------------------------
                         $   634,971   $     4,314    $      (721)   $   638,564
                         =======================================================


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