Form 10-K/A, Exhibit 13
period 1998-12-31
HUDSON UNITED BANCORP
filed 2000-01-31
CIK 703559

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
                                          =======

         W. Peter McBride, who is a director of Hudson and a member of the Compensation Committee, is affiliated with various companies which have business relationships with Hudson United Bancorp or its subsidiaries. F. A. McBride Co. does heating and air conditioning work at various locations. In 1998, this company was paid $48,135 by Hudson for such services. McBride Corporate Real Estate was retained by Hudson in 1998 to assist in the sale and/or leasing of various Hudson United Bancorp properties and in doing so earned a commission of approximately $200,000.

         Charles F.X. Poggi, who is a director of Hudson and Chairman of the Compensation Committee, is President of Poggi Press, a general printing company. During 1998, Poggi Press was paid $393, 688 by Hudson for printing jobs for Hudson and Hudson United Bancorp and its subsidiaries. Management believes the terms and conditions of the transactions to be equivalent to terms available from an independent third party.

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


49                       HUBCO, INC. ANNUAL REPORT 1998

ARTHUR ANDERSEN LLP
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

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

Arthur Andersen LLP
Roseland, New Jersey
January 12, 1999

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